Exhibit 99.2

ANNUAL REPORT AND FINANCIAL STATEMENTS OF CNOVA N.V. FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

IN ACCORDANCE WITH BOOK 2, TITLE 9 OF THE DUTCH CIVIL CODE

INDEX TO ANNUAL REPORT

Table of Contents

Index to Annual Report	2

INTRODUCTION	4

EXPLANATORY NOTE	6

DIRECTORS’ REPORT	9

1. Our History	9

2. Company and Business Overview	11

3. Financial Overview	39

4. Risk Management and Risk Factors	53

5. Corporate Governance - the Dutch Corporate Governance Code	60

6. Board of Directors	61

7. Executive Officers	64

8. Board Structure	64

9. Director Independence	65

10. Board Evaluation	65

11. Remuneration Policy of Directors	66

12. Remuneration of Executive Officers and Directors	66

13. Directors’ Service Contracts	70

14. Board and Other Management Committees	70

15. Diversity Policy	71

16. Conflict of interest	71

17. Related Party Transactions	71

18. Share Capital	83

19. General Meetings of Shareholders	84

20. Voting Rights	86

21. Agreements between shareholders known to us and which may result in restrictions on the transfer of securities and/or voting rights	87

22. Material agreements to which the Company is a party and which alter or terminate upon a change of control of the company	87

23. Anti-takeover Provisions	87

24. Amendment of Articles of Association	88

25. Dividends and Other Distributions	88

26. Responsibility Statement and In Control Statement	88

CONSOLIDATED FINANCIAL STATEMENTS	90

COMPANY FINANCIAL STATEMENTS	171

OTHER INFORMATION	193

1. Independent auditor’s report	193

2. Dividend rights	199

3. Major shareholders	199

4. Special voting shares	202

5. Events After the Balance Sheet date	204

6. Profit Appropriation	204

INTRODUCTION

In this annual report, the terms “Cnova,” “we,” “us,” “our” and “the Company” refer to Cnova N.V. and, where appropriate, its subsidiaries. Any reference to “our brands” or “our domain names” in this annual report includes the brands “Cdiscount,” “Extra,” “Casas Bahia,” and “Ponto Frio” and related domain names, which are either registered in the names of our Parent Companies or in the name of Cdiscount, Via Varejo or our Parent Companies as more fully described herein. Additionally, unless the context indicates otherwise, the following definitions apply throughout this annual report:

Name	Definition
Casino	Casino, Guichard-Perrachon S.A.
Casino Group

Casino, Guichard-Perrachon S.A. and its subsidiaries and, where appropriate, the controlling holding companies of Casino, including Rallye S.A. and Euris S.A.S. which are ultimately controlled by Mr Jean-Charles Naouri

CBD	Companhia Brasileira de Distribuição and, where appropriate, its subsidiaries (together, commonly known as Grupo Pão de Açúcar, or GPA)
Cdiscount	Cdiscount S.A. and, where appropriate, its subsidiaries
Cdiscount Group	Cdiscount Group S.A.S. (formerly Casino Entreprise S.A.S.) and, where appropriate, its subsidiaries
Cnova Brazil or Nova OpCo	CNova Comércio Eletrônico S.A., a wholly owned subsidiary of Cnova owning the Brazilian non-food eCommerce businesses of CBD and Via Varejo following the completion of the 2014 Reorganization
Dutch HoldCo	Marneylectro B.V., until July 14, 2016, a wholly owned subsidiary of Lux HoldCo, organized under Dutch law
Euris	Euris S.A.S.
Éxito	Almacenes Éxito S.A. and, where appropriate, its subsidiaries
Founding Shareholders

Casino, CBD, Via Varejo S.A., Éxito and certain current and former managers of Nova Pontocom. Until July 14, 2016, the interests of CBD, Via Varejo and the managers of Nova Pontocom in Cnova were held indirectly through Nova HoldCo, Lux HoldCo and/or Dutch HoldCo

Lux HoldCo	Marneylectro S.à r.l., a company organized under Luxembourg law and whose entire issued share capital, until July 14, 2016, was held by Nova HoldCo, CBD and Via Varejo
Nova HoldCo	Nova Pontocom Comércio Eletrônico S.A., following the completion of the 2014 Reorganization (as defined in “2.2.2 The 2014 Reorganization”)
Nova Pontocom	Nova Pontocom Comércio Eletrônico S.A. and, where appropriate, its subsidiaries, prior to completion of the 2014 Reorganization
Parent Companies	Casino, CBD, Éxito and Via Varejo, each of which is an affiliate of Cnova
Rallye	Rallye S.A. and, where appropriate, its subsidiaries
Via Varejo	Via Varejo S.A. and, where appropriate, its subsidiaries
Voting Depository	Stichting Cnova Special Voting Shares

We also have a number of other registered trademarks, service marks and pending applications relating to our brands. Solely for convenience, trademarks and trade names referred to in this annual report may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. Except for the trademarks and domain names licensed to us by our shareholders CBD and Via Varejo, we do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this annual report is the property of its respective holder.

This annual report includes other statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. Certain estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under “4 Risk Management and Risk Factors” in this annual report.

EXPLANATORY NOTE

Internal Review of Cnova Brazil

As disclosed in a press release dated December 18, 2015, the Board of Directors of Cnova N.V. engaged legal counsel to work with forensic accountants and perform an internal investigation of alleged employee misconduct related to inventory management at the Company’s Brazilian subsidiary’s distribution centers (DCs). Subsequently, the scope of the investigation at the Company’s Brazilian subsidiary (“Cnova Brazil”) was expanded to include: (i) an overstatement of Cnova Brazil net sales and accounts receivable (Customers’ Claims); (ii) inconsistencies linked to the amount and valuation of damaged and/or returned items in Cnova Brazil’s inventory (Reverse Logistics); (iii) incorrect entries recorded at Cnova Brazil concerning primarily accounts payable; (iv) altered account reconciliations that were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil personnel and provided to mislead Cnova Brazil’s independent registered public accounting firm; (v) the unsupported capitalization of software development costs related to certain vendor expenses and employee payroll expenses into intangible asset accounts; and (vi) the improper deferral of certain operating expenses at Cnova Brazil (the “Investigation”). The Investigation also identified (i) a non-recurring Brazilian Imposto sobre Operações relativas à Circulaçãode Mercadorias e Prestação (“ICMS”) tax credit of 75 million Brazilian reais related to the sale of certain products by Cnova Brazil, which was recognized by the Company in December 2014, the impact of which on the Company’s results of operations for the three months ended December 31, 2014, was not previously disclosed; (ii) misconduct by Cnova Brazil IT personnel who intentionally altered records related to user access to certain of Cnova Brazil’s IT systems to mislead the independent registered public accounting firm.

On February 24, 2016, we disclosed that the audit committee of the Company’s board of directors, in consultation with management, determined that the Company’s financial statements contained in the previously filed annual report on Form 20-F for the year ended December 31, 2014, should no longer be relied upon and would need to be restated in connection with the issues discovered.  Based on the results of the internal review, we have determined that certain adjustments should be made to prior period financial statements.

In December 2015, we, through our external legal counsel, self-reported the matter to the staff of the Division of Enforcement of the United States Securities and Exchange Commission (the “Staff”), and have updated the Staff on the progress of the internal review. Our cooperation with the Staff is ongoing. We also reported the matter to the French Autorité des Marchés Financiers (“AMF”) and the Netherlands Authority for the Financial Markets (“AFM”).

In June 2016, our legal advisors and external forensic accountants completed the internal review. Based on their findings, which have been shared with the United States Securities and Exchange Commission (the “SEC”), we have restated (i) our consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and (ii) our selected financial information as of and for the fiscal year ended December 31, 2012.

Restatement of Previously Issued Consolidated Financial Statements

As a result of the internal review of Cnova Brazil, we determined that net sales, cost of goods sold, inventory, accounts receivable, accounts payable and operating profit/(loss) from ordinary activities had been misstated from 2012 to 2015 and intangible assets needed to be corrected from 2012 to 2015. The nature of errors resulting from these incorrect statements are listed below and led to a correction of the accounting records processed during 2015 and the first few months of 2016. No tax impact was considered as the company assessed that the related deferred tax assets may not be recovered. In addition, the portion of adjustments listed below which relate to periods prior to July 2, 2012, the date Cnova Brazil started to be fully consolidated are recorded against the goodwill at that date:

•                  Inventories:

As of December 31, 2015, a physical count of all seven of Cnova Brazil distribution centers was completed in Brazil with the support of external consultants. The results did not reveal any significant discrepancy.

Nevertheless, the work performed allowed to identify damaged/returned items that management decided to sell to discounters in April 2016. This change in estimate led to record an additional depreciation of a cumulated amount at December 31, 2015 of R$46.9 million (including a R$4.8 million impact for 2014) based on the net realizable value approach.

•                  Net Sales & Accounts Receivable:

Prior to the internal review, under the Cnova Brazil’s customer service practice in Brazil, a customer was sent a replacement of product when a report was lodged confirming that the first delivery was either not received or was received in damaged/unsuitable condition. In many cases, the replacement shipment was sent before the missing or damaged/unsuitable merchandise was returned to Cnova Brazil, and a second sale was recorded in the company’s books. The subsidiary maintains two sales in the books, being one receivable from customers and another from freight companies. A cut-off procedure allows to adjust the second sale but was incorrectly applied and did not cancel the accumulated sales amount. As a result, the corrections of errors identified have the following impacts:

•                Decrease of 2013 and 2014 net sales by respectively R$16.2 million and R$ 40.1 million

•                Decrease of 2013 and 2014 cost of sales and fulfillment costs by respectively R$0.6 million and R$ 1.7 million

•                Decrease of the related accounts receivable with freight companies as of December 31, 2013 and 2014 by respectively R$15.4 million and R$38.4 million.

The cumulative impacts of errors at Cnova Brazil were:

•                R$110.1 million on cumulative net sales over 2015, 2014, 2013 and prior years

•                R$57.7 million on accounts receivable as of December 31, 2015.

In addition, management discovered a sales cut-off error on orders to be billed and consequently decided to decrease 2013 and 2014 net sales by respectively R$22.7 million and R$16.7 million and increase other current liabilities for the same amounts. At Cnova Brazil, the cumulated impact on cumulative net sales is R$19.8 million.

•                  Accounts Payable and Other Accounts:

Incorrect entries concerning accounts payable and other accounts were identified. They result from manipulated reports prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees. Consequently, management adjusted year-end accounts payable as of December 31, 2013 and 2014 by respectively an increase of R$7.6 million and a decrease of R$0.9 million and related cost of sales in the same amounts.

At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of R$48.9 million.

•                  Intangible assets:

The internal review has uncovered that invoices and employees’ time were incorrectly capitalized as part of intangible assets. Consequently, management reduced year-end intangible assets as of December 31, 2013 and 2014 by respectively R$13.9 million and R$24.2 million. This has resulted in a corresponding increase of operating expenses in the same amounts for 2013 and 2014. At Cnova Brazil, the cumulated impact on intangible assets as of December 31, 2015 is a decrease of R$71.0 million.

•                  Deferred costs related to freight and other expenses:

The internal review has uncovered that invoices were incorrectly deferred to subsequent periods and that estimated accrual of invoices to be received were inaccurate. Consequently, management increased year-end accounts payable as of December 31, 2013 and 2014 by respectively R$4.0 million and R$19.5 million and related operating costs in the same amounts. At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of R$21.7 million.

•                  Additional adjustments:

In addition, during and after the conclusion of the internal review, Cnova management performed a thorough review of Cnova Brazil’s accounts and recorded several adjustments, some with impacts on prior years. They relate primarily to i) suppliers rebates impacting the inventory valuation, ii) fixed asset count, iii) provision for losses on accounts receivable, and iv) marketplace liabilities. The following table identifies the various impacts on the restated consolidated income statement for each period:

Accounts impacted (in R$ million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Trade receivables, net(i)	9.0	23.2	(66.1)
Inventories, net	5.9	(3.7)	(8.2)
Other current assets	0.4	1.5	(2.7)
Other non current assets	—	—	4.3
Trade payables	(6.6)	—	—
Other current liabilities	—	(2.1)	(2.9)

Accounts impacted (in R$ million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Net sales(i)	9.0	23.2	(60.9)
Cost of sales	(0.2)	(2.2)	(8.4)
Fulfillment	—	(2.1)	(10.3)
General and administrative	—	—	2.1
Other revenue	—	—	3.1
Financial Result	—	—	1.7
Income tax	—	—	(3.1)
Total in Real	8.8	18.9	(75.8)

(i)             The main adjustment being on accounting reconciliation of credit card, rebates, and wholesales.

The cumulative balance sheet overstatement impacted cost of sales for R$12.9 million, fulfillment costs for R$33.0 million and financial expense by R$3.4 million.

All the overstatements listed in this section sum up to a negative impact on net profit (loss) of R$83.5 million as of January 1, 2013, R$5.2 million for the year 2013 and R$ 186.8 million for the year 2014 (representing a cumulated amount of R$357.8 million at December 31, 2015).

In light of the findings of the internal review, we made the determination to restate previously reported (i) consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and (ii) selected financial information as of and for the fiscal year ended December 31, 2012. In addition, the accompanying restated consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 have been revised to reflect in the proper periods the previously recorded out-of-period adjustments described above. See Note 3, “Restatement of previously financial statements” in our audited consolidated financial statements included elsewhere in this annual report.

Controls and Procedures

Based on the results of the internal review of Cnova Brazil, our management identified: (i) control deficiencies in our internal control over financial reporting associated with: (a) entity-level controls at Cnova Brazil; (b) entity-level controls at Cnova NV; (c) replacement shipments and reverse logistics processes at Cnova Brazil distribution centers; (d) accounts reconciliations and cut-off procedures of Cnova Brazil; (e) capitalization of certain expenses at Cnova Brazil; (f) IT general controls at Cnova Brazil; and (g) deferred taxes; and (ii) the need to restate prior period consolidated financial statements. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Furthermore, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), evaluated the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2015 and concluded that, due to material weaknesses in our internal control over financial reporting, our disclosure controls and procedures were not effective as of December 31, 2015.

DIRECTORS’ REPORT

1.                                     OUR HISTORY

Cnova N.V. is a Netherlands public limited liability company (naamloze vennootschap) formed on May 30, 2014, under Dutch law. After a share subscription it entered into when Cnova was formed, the French company Casino initially owned all of Cnova’s issued share capital. At that time, Cnova engaged in no business other than preparing for our initial public offering that later took place in November 2014, and had no assets (other than cash), subsidiaries or liabilities. Cnova’s corporate structure and business changed, however, shortly afterward. Cnova and the Parent Companies completed a reorganization of the eCommerce businesses of the Parent Companies in France and Latin America on July 24, 2014, a reorganization of such eCommerce businesses in Asia on November 17, 2014.

The purpose of the creation of Cnova was to combine French and Brazilian e-commerce assets that had very strong local market positions in order to i) form the worldwide number 5 eCommerce player, and ii) create strong synergies through joint international purchasing power, IT platforms enhancements, specific e-commerce capabilities such as SEO, advertising, e-mailing. In what we believed at the time to be a favorable macro-economic environment in Brazil, Cnova initially enjoyed the very strong growth prospects of a large, highly promising Brazilian market combined with an established business model in France. The Cnova business model and strategy were to capitalize on:

•                                          scaled purchasing power to offer customers sustainable price leadership,

•                                          the large network of stores of our Parent Companies to offer customers highly attractive click-and-collect delivery options. This click-and-collect model proved to be very successful in France and represented an opportunity in Brazil. Therefore Cnova started the roll-out of this model in Brazil.

•                                          the successful dynamics of both French and Brazilian marketplaces which enjoy a strong growth of their attractiveness (number of product offerings and merchants)

•                                          the rapid trends on mobile browsing.

This business model, combining strong e-commerce capabilities for customers (SEO, mobile sites, e-mailing, search engines, IT platforms, online instalment payment plan, marketplace development capabilities, etc.), and streamlined, efficient and low cost back-office capabilities based on strong synergies with our Parent companies (logistics, purchasing power, pick-up points) was launched in other international countries, most notably Colombia, Vietnam and Thailand where our Parent companies had strong established positions, as well as certain African countries (through a partnership with Bolloré Group whose logistics and customs clearance in Africa are well advanced). This expansion was thought to represent a fast-growing and large, long-term opportunity (large population, still low ecommerce penetration rate) in exchange for a limited level of initial investment and short-term losses

As a result, we own or have the right to use a majority of the assets that were used, or held for use, in the eCommerce businesses of the Parent Companies, specifically Casino, CBD, and their subsidiaries.

However, this clear strategy was undercut by the rapidly deteriorating and very strong macro-economic change in Brazil which started toward the closing weeks of 2014/ beginning of 2015 and which continuously deteriorated all along 2015 and 2016. This downturn had a very strong impact on the top-line of our business, the competitive environment and pricing strategy of our competitors and therefore the profitability of our operations as well as on the level of cash-flow needs.

In this negative Brazilian macro-environment and in order to focus our financial means and our management attention to support our operations in Brazil and France, Cnova first decided in the second half of 2015 to withdraw from certain international countries and to sell MonShowroom, a fashion site with very limited synergies with our main Cdiscount operations in order to reduce Cnova Group cash outflows and losses.  This explains the reorganizations in 2015 and 2016, including the restructuring of certain of the Parent Companies and their affiliates and the disposition of Cnova entities in Latin America and Asia.

In the first quarter of 2016, we have come to the conclusion that:

•                  the prolonged depressed Brazilian macro-economic environment and competitive environment could last for some quarters, and will require additional financial support as well as much higher commercial efficiencies and operational excellence,

•                  the internal deficiencies observed at Cnova Brazil in terms of out-of stocks, inventory management delivery time require a strong reset of our operations, which may take significant time to achieve, and

•                  the operational integration of Cdiscount and NovaPontocom businesses have not  yielded so far the anticipated benefits of the 2014 Reorganization. To date, the benefits realized have included (i) the sharing of best practices, mainly in the 3W Régie activity (advertising sales) and, to some extent, IT and (ii) synergies from international merchandise suppliers contracts. See “2.2 Organizational Structure - The 2014 Reorganization” and “2.2 Organizational Structure — The Restructurings” for more details.

As a result, in May 2016, Cnova has announced its plan to combine Cnova Brazil with Via Varejo, which would lead to significant commercial, marketing and logistics synergies while enabling Cnova to refocus on its French market where Cdiscount enjoys strong market positions, satisfactory commercial momentum, an efficient and proved business model as well as significant growth prospects. In Augut 2016, Cnova has announced to have signed a binding agreement with Via Varejo with respect to this combination. Our parent company Casino also announced a potential tender offer of all of our publicly held ordinary shares contingent upon such reorganization. See “2.2 Organizational Structure - The Proposed Potential 2016 Transaction with Via Varejo and Tender Offer” for more details

Because of our relationship with the Parent Companies and subsidiaries, Cnova’s history dates back to 1998, when the French company Cdiscount was founded. In 2000, Casino acquired a 60% stake in Cdiscount, increasing ultimately to 100%, as of December 31, 2014. Since beginning operations, our French business developed from a single website focused on offering CDs and DVDs into a diversified multi channel eCommerce business, which expanded into a wide range of product categories such as consumer electronics and computers in 2001, wines in 2004, beauty products in 2009 and furniture in 2010.

Operations in Brazil began in 2008 with the launch of the company Pontofrio.com—later part of CBD—and the launch of our eHub business, which offers eCommerce solutions to third party retailers, including Nike and Hewlett Packard.

In 2009, we launched our first private label in France, Continental Edison.

In 2010, we expanded our Brazilian eCommerce business by adding the Extra and Casas Bahia sites to our portfolio, and we also began operating Ponto Frio Atacado, a business unit focused on wholesale B2B.

In 2011, we launched our French marketplace, which was seamlessly integrated into Cdiscount. In 2011, we also launched our first French specialty website, Comptoir Santé, which specializes in beauty products.

In 2012, we established the Barateiro site, offering refurbished products for sale, we opened another specialty site in France, MonCornerDeco.com focused on home decor, and we also launched our Brazilian marketplace through the Extra platform. In 2012, we also acquired a 60.75% interest in E-trend (trademark “MonShowroom”), a French eCommerce ready-wear fashion business.

In 2014, we obtained full ownership interest in MonShowroom. In 2014, we also launched a Cdiscount site in Brazil and Finlandek, a private label in France, and expanded internationally into Colombia, Thailand, Vietnam, Ivory Coast, Cameroon, Ecuador, Panama, Belgium and Senegal.

2015 was marked by a strategy of refocus on the two largest markets, France and Brazil, where we have established eCommerce leadership positions. In the second half of 2015, we closed MonCorner Kids, MonCornerBaby, MonCornerBrico, MonCornerHomme and MonCorner Jardin as well as many other Specialty sites and we sold the website MonShowroom to Monoprix as further described in “17 Related Party Transactions - Restructuring Related Agreements and Note 5 to our audited consolidated financial statements. In July 2015, we closed our operations in Ecuador and Panama.

Pursuant to Casino Group’s decision to sell its activities in Thailand and Vietnam, we sold Cdiscount Vietnam in March 2016, as further described in Note 5 to our audited consolidated financial statements and in “2.2 Organizational Structure - The Restructurings”. In March 2016, Cnova’s total economic interest in Cdiscount Thailand was sold to the Thai conglomerate TCC Group for a total cash equivalent consideration of €28 million. See “2.2 Organizational Structure - The Restructurings” for more details.

On July 12, 2016, Cnova announced its decision to close operations in Colombia, Senegal and Cameroon, as well as ComptoirDesParfums and MonCornerDeco.

We are registered with the Dutch Trade Register, and our registration number is 60776676. Our registered office is located at WTC Schiphol Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands. Our principal places of business are located at (i) Cdiscount S.A., 120 126, Quai de Bacalan CS 11584, 33067 Bordeaux Cedex, France, for which the telephone number is +33 5 55 71 45 00, and (ii) CNova Comércio Eletrônico S.A., Rua Gomes de Carvalho 1609, Vila Olimpia 04547 006, São Paulo SP, Brazil, for which the telephone number is +55 11 4949 8000.

In November 2014, we listed our ordinary shares on the NASDAQ Global Select Market and on January 23, 2015, our ordinary shares were admitted for listing and trading on Euronext Paris. Our international security identification number (ISIN) is NL0010949392.

Our website address is www.cnova.com. The information contained on, or that can be accessed through, our website does not constitute a part of this annual report and is not incorporated by reference herein. We have included our website address in this annual report solely for informational purposes. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011, and its telephone number is (212) 894 8800.

2.                                     COMPANY AND BUSINESS OVERVIEW

2.1                              Business Overview

We are an eCommerce company with two key markets in France and Brazil. Our geographies represent over 390 million people as of December 31, 2015. We partially measure our performance in gross merchandise volume (“GMV”), which is the total volume of merchandise and services sold over a given period of time on our websites, including marketplace businesses. For the year ended December 31, 2015, we had GMV of €4,868.0 million ($5,286.1 million), representing a 18.4% increase over GMV for the year ended December 31, 2014, on a constant exchange rate basis.

We strive to provide our customers with a high value proposition through a low cost business model that allows us to offer attractive pricing, an extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the two key markets in which we operate.

As of December 31, 2015, we offered our 14.9 million active customers access to a wide and growing assortment of approximately 29 million product offerings through a combination of our direct sales and marketplaces. We had more than 38 million placed orders in the year ended December 31, 2015, representing a 22% increase from the year ended December 31, 2014, while our active customers increased by 11% over the same period. Our most significant product offerings categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most recognized in the markets in which we operate.

We are one of the leading eCommerce companies in France, with 27.4% of market share in the fourth quarter 2015.

Our business benefits from various relationships with our Parent Companies, which are part of the Casino Group, a leading global diversified retail group with €46.1 billion ($50.1 billion) for the year ended December 31, 2015. We benefit from joint purchasing power, as well as their brand recognition, local market expertise, retail brick and mortar stores and retail logistics infrastructure. This enables us, among other things, to offer competitive pricing and popular customer services relative to our competitors, including our Click and

Collect delivery option whereby our customers can select a nearby location to pick up their purchased products, generally at a lower cost and in a quicker manner. Our approximately 22,000 Click and Collect locations across the markets in which we operate provide us with a competitive advantage. In France, our approximately 19,800 pick-up locations afford us with a significant advantage over our competitors, in particular for heavy products, for which we counted about 500 pick-up points as of the end of 2015. During the 2015 fiscal year, approximately 65% of our orders in France were delivered through Click and Collect, for light products but also for heavy products, accounting for approximately 65% of our French revenues.

As an enhancement to its heavy products delivery services, Cdiscount also now offers a same-day home delivery option for orders received prior to 2:00 pm. This service is currently offered in the Paris and Lyon areas between 7:00 pm and 11:00 pm, from Monday to Friday. Saturday same-day delivery option is currently expected to be available in the fourth quarter of 2016. In the Paris area, deliveries may also take place on Sundays from 9:00 am to 5:00 pm. We believe that this service may be developed in the main French cities over the course of 2016 and after 5:00 pm depending on customers’ interest. To our knowledge, Cdiscount is the only eCommerce company to offer this service in France over 100% of our referential, with over more than 4,500 SKUs.

Cdiscount also gives users access to Alimentaire Express, a one-and-a-half hour food delivery service offering more than 4,500 products to customers who reside within most areas of Paris and just outside of Paris. This service is provided for a €5.9 fee and for no fee for orders over €120.

In Brazil, we have been leveraging our Parent Companies’ network to increase the number of pick-up points, where customers can pick-up their orders for goods not offered by the physical stores. As of the end of December 2015, the Click-and-Collect network represented 1,300 pick-up locations in Brazil.

2.1.1                    Our Business Model

Our business consists of customers purchasing from us through direct sales and purchasing from third party vendors through our marketplaces. The combination of our direct sales and our marketplace businesses allows us to offer a very extensive assortment of product offerings, which drives traffic to the sites that we operate under different brands. Our direct sales business provides a strong foundation for our marketplace business, which represents a key driver of growth for our company. Our ability to offer attractive pricing is facilitated in part by our proprietary software which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm. An important part of our business model is to provide reliable fulfillment and fast and convenient delivery options to our customers. In France, our more than 17 years of experience in logistics and the relationships we have built with third parties, together with our ability to make use of the Casino Group’s retail network, allows us to offer popular customer service options, such as Click and Collect, in both our direct sales business and  our marketplace businesses (via fulfillment services). In Brazil, we have been leveraging our Parent Companies’ network to increase the number of pick up points.

As an eCommerce company, we make our product offerings and services available on various sites designed for computers and mobile devices, as well as through several apps. For the 2015 and 2014 fourth quarters, mobile accounted for 49% and 42% of our traffic in France, respectively, and 38% and 22% of our traffic in Brazil, respectively. We are focused on the continuous development of our mobile platforms, as we expect sales from mobile devices to become an increasingly important part of our business.

In addition, our technology platforms allow us to gather customer data such that we are able to customize our customers’ browsing experience, reduce the average number of days we hold inventory and, in real time, manage our product pricing and monitor our net sales and margins. We are also focused on monetizing the customer data we gather through our advertising sales agencies, 3W Régie in France and Cnova Ads in Brazil, which sell targeted advertising space to third parties on our sites and the sites of their third party clients.

Our Brands

Our business includes multiple sites that operate under different brands, especially in Brazil. By differentiating our brands from each other we are able to reach a broad customer pool and we believe we have mass market positioning.

The table below lists our main current generalist business-to-customer (“B2C”) brands.

Brand Positioning	Current Markets	Primary Product Offerings
• Price Leader	• France • Brazil • Ivory Coast • Belgium	• Computers • Consumer electronics • Home appliances • Home furnishings

• One-stop shop with low prices	• Brazil	• Computers • Consumer electronics • Home appliances • Mobile devices

• Popular brand for the mass market	• Brazil	• Consumer electronics • Home appliances • Home furnishings • Mobile devices

• Higher-end focus	• Brazil	• Computers • Home appliances • Consumer electronics • Mobile devices

We operate several generalist sites, including www.cdiscount.com in France, and www.casasbahia.com.br, www.extra.com.br and www.pontofrio.com.br in Brazil, which are well recognized in their respective markets. In October 2014, we also launched a Cdiscount site in Brazil, which is positioned as a retail outlet of the Brazilian Internet. We offer an extensive product assortment on all of our generalist sites, including, among others, home appliances, consumer electronics, home furnishings and personal goods. In addition, our Cdiscount sites in France and Brazil, as well as our Extra, Casas Bahia and Ponto Frio sites in Brazil, each include a marketplace, providing our customers access to an even wider range of products through a seamless purchase experience on those sites.

Our brands each have a unique look and feel. On our Cdiscount sites, we post entertaining and lighthearted artwork and promotional videos that have become a hallmark of the brand. In Brazil, we aim to position our Extra, Casas Bahia and Ponto Frio brands in ways that allow customers to identify the eCommerce sites with each brand’s brick-and-mortar counterpart.

In France, in addition to our main generalist brands, our specialty site, ComptoirSanté, offers health and beauty products and works to expand our pool of potential customers by targeting less price sensitive customers with premium brand offering.

Direct Sales

Our direct sales business consists of customers purchasing products directly from us on our sites. We engage in direct sales in all markets in which we currently operate. When a customer purchases a product directly from us, we handle the processing, fulfillment and delivery of the order. We offer our customers a range of shipping and delivery options for products they purchase from us, including Click and Collect, especially in France and to a certain degree in Brazil where we are in the process of building the Click and Collect network (limited to products which are not part of the assortment of Casas Bahia, Pontofrio and Extra). As part of the Casino Group, we have access to large retail networks to serve as pick up locations, giving us a distinct competitive advantage. See “2.1.4 Logistics.” We are also responsible for the sourcing of our direct sales products, taking the inventory risk, processing customer payments through our sites, preparing packages for shipment and delivery and providing customer service and support. In addition, in Brazil, we operate www.barateiro.com.br, a site on which we sell refurbished items. See also Note 7 to our consolidated financial statements found elsewhere in this annual report for information relating to product sales from our direct sales business.

To source this wide variety of products, we employ a team of approximately 160 merchandising professionals who are specifically trained to cultivate and manage relationships with large international brands, such as Samsung, Apple and Whirlpool. See “2.1.1 Our Business Model - Our Product Categories.” In addition, because we have many suppliers in common with our Parent Companies and purchase jointly with them from some of those suppliers, we benefit from their purchasing power and vendor relationships in procuring part of our inventory. See “2.1.5 Suppliers.” The products sourced by us, together with those offered on our marketplaces, provide our customers access to an extensive product assortment through a seamless purchase experience on our sites. Many of our customers initially purchase products from a particular category, but as they discover the range of items available on our sites, they begin purchasing products from other categories. See “2.1.1 Our Business Model - Our Product Categories.” In addition, we utilize our direct sales business to generate traffic for our marketplace sellers, who rely on our sites to generate both traffic and visibility. Conversely, the traffic generated by our marketplaces also benefits our direct sales business.

Marketplaces

Our marketplaces enable customers to purchase products from a multitude of third party sellers through a seamless purchase experience on our sites. In 2011, we launched our first marketplace in France, which is seamlessly integrated as part of Cdiscount.com in France and, building on its success, we established a marketplace as part of our Extra site in Brazil in 2013. We also operate additional marketplaces in Brazil on our Cdiscount, Casas Bahia and Ponto Frio sites. Our marketplace business has experienced rapid growth since its inception in 2011. Our marketplaces in France and Brazil generated €917 million ($996 million) for the year ended December 31, 2015, or 20% of our GMV in France and Brazil. The GMV of our marketplaces increased approximately twofold since the year ended December 31, 2014. During that same period, the number of product offerings on our marketplaces increased to approximately 28 million from approximately 12 million, while the number of marketplace sellers increased to approximately 10,200 from approximately 7,100. See also Note 7 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales (commissions) from our marketplace business.

Our marketplaces allow us to provide an extensive product offering to our customers, without us needing to maintain inventory levels or take inventory risk for those products. The wide assortment of products we are able to feature on our sites in this manner drives traffic to our sites, benefitting our direct sales offerings. At the same time, the strength of our brands and the size of our sites provide traffic and visibility to our marketplace sellers. Because of these factors and the attractive commissions we receive on marketplace sales, we see our marketplace business as an important driver of profitable growth for our company, especially in France.

On average, we received commissions of 12% on sales made through each of our French and Brazilian marketplaces for the year ended December 31, 2015. In addition to the commission we receive on sales, we charge a subscription fee of €39.0 ($42.4) per month to marketplace sellers on our French marketplace. We attract sellers to our marketplaces in part through a team of employees who actively recruit new sellers to join our marketplaces in the countries in which we operate them.

We offer our marketplace sellers a number of attractive features, including traffic and installment payment. Since 2014, we have offered fulfillment services to our third party sellers in France to promote the competitiveness and growth of the Cdiscount marketplace. For a fee, we are able to handle storage, preparation, shipping and customer service on behalf of marketplace sellers who utilize this option, which enables such sellers to benefit from the competitive pricing we receive on shipping costs and our extensive network of pick up locations in France.

Our marketplace sellers in France are also able to benefit from sales analysis we offer, which includes data on their price position compared to other sellers in the marketplace as well as customer reviews about the seller that are submitted through our Cdiscount sites. In addition, our marketplace sellers benefit from the payment infrastructure on our sites and marketplace buyers benefit from our installment payment option, which we believe is an attractive and flexible payment option.

We offer our marketplace sellers in Brazil the option to use a user friendly open application programming interface, or an interface that is fully integrated with the solutions of a variety of eCommerce software providers most commonly used by sellers on the Brazilian market, in each case enabling sellers to easily manage their product offerings on our marketplace in Brazil. We believe we have one of the best integration solutions for the multiple eCommerce software providers, which will make our Brazilian marketplace an attractive option for a wide range of sellers seeking a larger customer pool for their products.

We endeavor to provide a quality shopping experience both to customers who purchase directly from us as well as through our marketplaces. On all of our marketplaces, we monitor the performance of our marketplace sellers to verify they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products on our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites. However, despite this monitoring effort and a clear ongoing action plan, the level of customer service perceived by our customers is significantly lower for marketplace products compared to products in our direct sales business, which can be explained by longer delivery time or lower quality of service. As a result, customer satisfaction, measured by monthly Net Promoter Score surveys, is lower when it comes to marketplace products.

Other Businesses

In addition to direct sales to our customers and our marketplace business, we have a number of other operations that we see as drivers of profitable growth. Our advertising sales agencies, 3W Régie and Cnova Ads use customer data we gather to sell advertising space on our sites to third parties. 3W Régie and Cnova Ads focus on advertising sales across various channels of digital advertising, including display, direct marketing and mobile. In addition, our advertising sales agencies work with their own portfolio of external clients to collect customer data and sell targeted advertising space on the sites of those external clients to third parties. We earn a commission on advertising that is sold through 3W Régie and Cnova Ads.

In addition to sales to consumers, we operate B2B sites through our Cdiscount and Ponto Frio platforms, which focus on meeting the needs of small and medium retailers at competitive pricing. Another component of our B2B business is eHub, whereby we offer eCommerce solutions to third party retailers seeking to access the Brazilian market, including Nike and Hewlett Packard, for whom we are the only Latin American retailer managing their Brazilian eCommerce websites. As part of our B2B business in Brazil, we also participate in the rewards programs of third parties, such as Brazilian airlines and banks. Customers are allowed to use the points they earn in such rewards programs to purchase products from us on our sites in Brazil.

Our Product Categories

As of December 31, 2015, we offered approximately 29 million product offerings on our sites through our direct sales and marketplace businesses across a variety of categories as described below.

Consumer Electronics

Our consumer electronics category focuses on televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and home entertainment and stereo systems. In addition to third-party brands, we also sell various accessories related to these and other consumer electronic products. Our major suppliers in this category include Samsung, Panasonic, LG, Apple and Asus among others. We also sell consumer electronics under our private labels, Continental Edison and Oceanic, including televisions and stereo systems.

Home Appliances

Our home appliances category focuses on small and large electric household appliances. We also sell various accessories related to these and other household appliances. Our major suppliers in this category include Samsung, SEB, Philips, Whirlpool, Electrolux, Bosch and Haier.

Home Furnishings

The home furnishings products category focuses on furniture and accessories for bedrooms, living rooms, dining rooms, kitchens and home offices. We also sell gardening equipment, hardware tools, bedding, lighting fixtures and tableware. In addition to third-party products, we sell our private label furniture on our sites. In Brazil, our Parent Companies own Bartira, which is one of the largest Latin American furniture manufacturers. Bartira products are sold online exclusively on our Extra, Casas Bahia, Ponto Frio and Cdiscount Brazil sites. On our Cdiscount sites, we sell furniture under our Finlandek private label. Private label furniture products offer attractive margins, and we are focused on promoting their sale on our sites. Because many of the products in our home furnishings category are large and heavy, customers in France often choose our highly differentiating Click- and-Collect delivery option when purchasing furniture on our sites. Our French network of pick-up-locations for large or heavy items, the majority of which are part of the Casino Group, is unique and gives us a competitive advantage over eCommerce competitors wishing to enter or gain market share in the home furnishings products category. For additional information on Click-and-Collect, see “2.1.4 Logistics - Shipping and Delivery.”

Computers

Our computers category focuses on desktop and laptop computers, computer screens, printers and scanners. We also sell various accessories such as keyboards and computer mice. Our major suppliers in this category include Samsung, Apple, Acer, Asus, Hewlett-Packard, Ingram and Lenovo.

Personal Goods

Our personal goods category includes apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry.

Leisure

Our leisure category includes items such as toys, games, video games, video game systems, books and DVDs.

Other

We also offer a range of other products, including non-perishable groceries, wines, automotive products and personal care products.

The table below sets forth the percentage of GMV for each of the past three fiscal years for each of our product categories.

		% GMV for the Year
		Ended December 31,
Category	Products	2013	2014	2015
Consumer Electronics	Televisions, mobile phones, tablet computers, DVD/CD players, MP3 players, cameras and stereo systems	30.8%	32.1%	29.0%
Home Appliances	Ovens, refrigerators, washer/dryers, dishwashers and small appliances	24.5%	24.8%	24.2%
Home Furnishings	Furniture and accessories, home decor, gardening equipment and tools	11.5%	13.4%	16.8%
Computers	Desktop computers, laptop computers, computer screens, printers, scanners, copiers and computer components	16.7%	13.7%	13.1%
Personal Goods	Apparel, shoes, childcare products, sporting goods, bags and luggage, watches and jewelry	6.9%	5.6%	6.5%
Leisure	Toys, games, video games, video game systems, books and DVDs	6.1%	6.6%	6.7%
Other	Non-perishable grocery items, wines, automotive products and personal care products	3.6%	3.8%	3.8%

2.1.2                    Our Markets

Our two largest markets are France and Brazil, where we have leading eCommerce positions. In 2015, our net sales were €3,449 million, as compared to €3,416 million (as restated) and €2,897 million (as restated), in 2014 and 2013 respectively, representing an increase of 10.1% on a constant currency basis (or 0.9% including forex impact) from 2014 to 2015.

In each of our current markets, our business model focuses on providing a good value proposition and shopping experience to our customers, and leverages the presence of the Casino Group, a leading multi-national diversified retailer, with total sales of €46.1 billion ($50.1 billion) for the year ended December 31, 2015, and approximately 10,600 stores and 2,200 stores in France and Brazil, respectively.

France

We have been operating in France since 1998 and, through Cdiscount, have grown to become the second largest eCommerce company in France. As of December 31, 2015, we offered approximately 24 million product offerings through a combination of our direct sales and marketplace businesses. According to GfK, Cdiscount France’s market share increased from 26.1% to 27.4% during the fourth quarter of 2015 compared to the same period in 2014. Our main competitor is Amazon. We also compete with FNAC/Darty, LDLC, and RDC, in particular with respect to appliances and small consumer electronics, such as mobile phones, TVs, cameras and computers, and in the case of Amazon and FNAC/Darty, also with respect to toys, electronic games and cultural products, such as books, music and DVDs. We also compete in France with MGD, with respect to home appliances, FNAC/Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama in the home furnishings products category.

Our Click-and-Collect network of approximately 19,800 pick-up locations includes stores owned or franchised by members of the Casino Group. We believe our extensive network provides us with a significant advantage over our competitors, in particular for heavy products, for which we counted about 500 pick-up points as of the end of 2015. During the 2015 fiscal year, approximately 65% of our orders in France were delivered through Click-and-Collect, for light products and for heavy products as well.

In 2015, our net sales for France were €1,737.2 million, as compared to €1,576.6 million in 2014 and €1,412.7 million in 2013. In 2015, our GMV for France was €2,709.3 million, as compared to €2,277.9 million in 2014 and €1,900.1 million in 2013. See also Note 6 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales from our principal geographic markets.

Brazil

We have been operating in Brazil since 2008, and we believe we are one of the largest eCommerce companies of the country. As of December 31, 2015, we offered approximately 5 million product offerings through our direct sales and marketplace businesses. Extra, Casas Bahia and Ponto Frio are among the 20 top retail brands in Latin America, according to Interbrand Group. In addition, we launched a Cdiscount site in Brazil in October 2014.

In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products. We have 1,300 Click-and-Collect locations, where we offer to deliver products not offered by our Parent Companies.

For the year ended December 31, 2015, our net sales in Brazil were €1,683.7 million, as compared to €1,830.6 million in 2014 and €1,484.4 million in 2013. In 2015, our GMV for Brazil was €2,126.5 million, as compared to €2,155.2 million in 2014 and €1,669.4 million in 2013. See also Note 6 to our consolidated financial statements found elsewhere in this annual report for information relating to net sales from our principal geographic markets.

2.1.3                    Sales and Marketing

Our marketing efforts are tailored to the markets in which we operate and are designed to retain our approximately 14.9 million active customers (as of December 31, 2015), attract new customers, increase traffic to our sites, maximize our conversion rate and leverage our brand names. A substantial part of our GMV is generated through traffic from unpaid advertising channels, such as SEO, sending promotional emails and social media services. In Brazil, we also leverage the television and radio advertising campaigns of our Parent Companies, where our website addresses are displayed or named free of charge.

For the year ended December 31, 2015, the total number of orders placed by our customers was 38.3 million, an increase of 21.5% compared to 31.5 million orders placed by our customers for the year ended December 31, 2014. The total number of items sold in placed orders increased by 20.4% over the same period, from 55.5 million for the year ended December 31, 2014, to 66.9 million for the year ended December 31, 2015.

In France, the total number of orders placed by our customers for the 2015 fiscal year increased by 35.5% compared to the 2014 fiscal year, and the total number of items sold in placed orders increased by 32.5% over the same period. In Brazil, the total number of orders placed by our customers for the year ended December 31, 2015, increased by 6.6% compared to the year ended December 31, 2014, and the total number of items sold in placed orders increased by 6.8% over the same period.

We believe that the strength of our brands translates into increasing and higher customer loyalty as evidenced by approximately 70% of our traffic being generated organically for the year ended December 31, 2015.

In addition, as part of our business model, we aim to retain existing customers and attract new customers by offering competitive pricing on our large selection of available products. Our ability to deliver attractive pricing is aided in part by our purchasing power as well as our Click and Collect network of pick up points and proprietary software, especially in France, which can monitor the prices of products sold by our competitors multiple times per day and adjust our prices automatically according to an algorithm.

We complement our marketing efforts that focus on unpaid sources of traffic in France and to a much lesser extent in Brazil and leverage the strength of our brands and our price positioning with paid advertising, such as purchasing preferential placement and advertising space on popular search engines, including Google.

In addition to promoting our sites through unpaid and paid advertising channels, we focus on several other initiatives that are intended to retain existing customers, attract new customers and increase purchasing frequency. For example, to promote customer loyalty, we offer free shipping for a low annual fee. Our CDAV program allows our customers to receive free home shipping for orders greater or equal to €25.00 of products that weigh less than 20 kilograms and are less than 170 centimeters in size (length, height and width) for an annual fee of €19.00 ($20.63), as compared to an average fee of approximately €5.58 for the express home delivery of such small and light products. Cdiscount is in the process of expanding this CDAV program through inclusion to include marketplace offerings and cash back programs. In Brazil, we participate in customer loyalty programs such as Clube Extra, which allows Extra customers to receive discounts on products at Extra retail stores as well as on our Extra sites, and is connected with nationwide multi-brands program MultiPlus - which allows customers to save points at a variety of stores and sites that can be exchanged for products, including products offered on our Ponto Frio sites.

We also use proprietary algorithms and software that customizes our customers’ browsing experience on our sites. For example, a customer believed to be the parent of a newborn will be shown offers for strollers and diapers when visiting our sites, while a person believed to be a gamer will be shown offers for the latest games.

As a result of the above factors, our marketing spending is below the industry average, with a significant difference in spending between France and Brazil where the part of paid traffic is significantly higher than the Company’s average. For the years ended December 31, 2013, 2014, and 2015 we spent €77.9 million, €67.5 million and €68.2 million, respectively, of our revenues on marketing, representing, respectively, 2.7%, 2.0% and 2.3% of our total revenues for the applicable year.

2.1.4                    Logistics

Providing efficient and reliable fulfillment services and fast and convenient delivery options are key parts of our business model. We offer our customers a range of shipping and delivery options, including our Click-and-Collect option whereby customers can select a convenient location to pick up products they purchase on our sites. Because we are part of the Casino Group, we have access to large retail networks to serve as exclusive pick-up locations, giving us a distinct competitive advantage. We are also focused on providing reliable and efficient fulfillment services, for which we use multiple warehouses. We have in place tracking systems that provide our customers with updates on the status of their order at different steps in the fulfillment process. In addition, we invest in automation and custom design of some of our warehouse space to more efficiently process orders, which is designed to result in cost savings, for us.

Fulfillment Centers

To serve our customers’ needs, we utilize ten fulfillment centers in France (with a total of approximately 305,000 square meters) and ten in Brazil (with a total of approximately 330,000 square meters). To support the growth of our business, in 2015, we opened two new warehouses on the same site of Saint Mard (France, in the Paris area) for large items and started synergistic operations in Brazil with distribution centers already run by Via Varejo in Contagem (Minas Gerais state, Southeast) and Cabo de Santo Agostinho (Pernambuco state, Northeast). In addition we opened in late 2015 a new warehouse in São José dos Pinhais (Paraná, South) which adds approximately 18,000 square meters to our storage space. As part of the Casino Group, we benefit from being able to share warehouse space with our Parent Companies and thereby achieving cost savings. During the fourth quarter of each calendar year, we typically lease additional temporary warehouse space to handle the increased order volume we receive during the holiday season. As of December 31, 2015, we stored approximately 285,000 products at our fulfillment centers. The average amount of time that inventory stayed at our warehouses was 1.6 months. For the year ended December 31, 2015, we shipped, on average, approximately 109,100 packages per day from our warehouses, of which approximately 59,000 were shipped within France and approximately 49,700 within Brazil.

To efficiently process the large number of orders we receive, we have automated and custom-designed some of our warehouse space. In France, we use various packaging machines and assembly-chain methods,

which have generated significant cost savings. We have also implemented electronic tracking systems, which provide customers with automatic status updates at different stages of the fulfillment process. In addition, in France, we perform quality control tests on products and have IT control systems in place to monitor the warehouses we operate.

In order to further grow and increase the profitability of our marketplace business, we offer fulfillment services to our marketplace sellers in France. If a marketplace seller chooses to use our fulfillment services, the seller delivers their products to one of our warehouses, and we handle the fulfillment of any orders placed in our marketplace for such products in exchange for a processing fee.

Shipping and Delivery

Offering our customers a range of convenient shipping and delivery options, as described below, is an integral part of our business model. In particular, in partnership with our Parent Companies, we are able to offer our customers an extensive network of Click-and-Collect locations in some of the countries in which we and our Parent Companies operate. Brick-and-mortar stores that are owned, operated or franchised by our Parent Companies serve as part of the network of pick-up locations we offer our customers. In many instances, our customers find the option of choosing to have their products delivered to a pick-up location more convenient than home delivery. In addition to serving as a place for our customers to receive their orders, our pick-up locations help increase overall customer traffic within the Casino Group and provide cross-selling opportunities.

France

In France, we offer customers multiple options for delivering the products they purchase through our sites, including our French marketplace:

•                  Home Shipping.  For an average shipping fee of €3.58 ($3.89) for small and light orders, and €33.51 ($36.39) for orders of heavy or large products, customers can have products delivered to their home. As part of our CDAV customer loyalty program, however, for an annual fee of €19.00 ($20.63), receive free express home delivery within one day for small and light products for orders greater or equal to €25.00 ($27.22). Cdiscount is in the process of expanding this CDAV program to include marketplace offerings and cash back programs. In addition to standard home shipping, we also offer express home delivery, which allows customers to receive small and light orders within one day for an average fee of approximately €5.81 ($6.31). We ship everywhere in France.

•                  Click-and-Collect.  We have a network of approximately 19,800 Click-and-Collect locations in France for small and light products. Among those pick-up locations, we have a network of 500 Click-and-Collect locations in France for heavy or large products, of which approximately 300 are part of the Casino Group and to which we have exclusive access. This network allows our customers in France to choose a convenient pick-up location for delivery of their purchased products. Approximately 65% of orders are picked up at our Click-and-Collect locations for large products and heavy products as well because of the convenience these locations offer. Because many orders do not fit through a mailbox, being able to make use of our pick-up network allows customers to avoid having to wait at home for a delivery and instead pick up products at their convenience. In addition, customers do not pay shipping charges for orders over €25.00 when they pick up a package at a Click-and-Collect location using our standard Click-and-Collect pick-up option. At approximately 11,100 Click-and-Collect locations, we also offer an express pick up option for small and light products where the customer’s products are ready to be picked up the next day for an average fee of €10.24 ($11.36). In late 2014, we launched a program that offers our customers the option to pick up certain small and light products ordered through our sites at lockers placed at convenient locations throughout the country such as train stations or parking lots of some Casino Group stores. In 2015, we expanded this program to reach approximately 450 locations. Since 2014, we have offered an express delivery pick-up option for heavy or large packages within our existing Click-and-Collect network.

We pay stores that are part of our Click-and-Collect network a fee for each product that is picked up at their location. The fee is similar for stores that are part of the Casino Group as for non-affiliated stores. In addition to the benefits Click-and-Collect offers our customers, it also reduces delivery costs with 2015 Click-and-Collect delivery costs being on average 38% less than home delivery costs. For the year ended December 31, 2015, approximately 65% of our revenues in France involved Click-and-Collect.

On average, packages are delivered within one to four days. For larger products, which are delivered by appointment, the delivery time may be longer.

Brazil

In Brazil, we offer customers the following options for delivering the products they purchase through our sites:

•                  Home Shipping.  Home delivery is the main option we offer to our customers in Brazil. In addition to the more typical home shipping where the exact date and time a package is delivered depends on the carrier, in certain states in Brazil our customers also have the option to choose a scheduled delivery and have their package delivered at a time and date of their choosing. We ship everywhere in Brazil.

•                  Click-and-Collect.  With approximately 2,200 brick-and-mortar stores, CBD and Via Varejo, together, have one of the largest retail networks in Brazil. Several of these stores serve as pick-up locations for our small and light products (limited to products which are not part of the assortment of Casas Bahia, Pontofrio and Extra). Over the course of 2015, we expanded the number of pick-up locations in our Cnova Brazil network from 100 to 1,300. We believe we are the eCommerce company in Brazil with the largest number of affiliated retail stores to serve as pick-up locations. We currently do not pay a fee to pick-up locations that are part of the CBD and Via Varejo network, but CBD and Via Varejo may consider charging us a fee for use of their stores as pick-up locations in the future. We believe that, in the long term, the expansion of our Click-and-Collect program in Brazil could enable us to offer a differentiated service to the customer and realize cost savings on delivery costs in that market. In addition, such cost savings can be passed on to the customers, giving us a competitive advantage in pricing and making Click-and-Collect an even more attractive option for our customers.

As we further expand the number of pick-up locations in our network, we intend to explore making those delivery options available to sellers on our Brazilian marketplace. Currently, marketplace sellers only offer home shipping.

Free shipping is common in Brazilian eCommerce. However, due to the country’s continental size, geography and the state of the infrastructure, shipping products tends to be costly, and the market is moving away from offering shipping free of charge. In 2015, we implemented a new shipping strategy which reduced free shipping offered to customers and subsequently reduced net shipping costs, which is similar to new shipping offers made by our competitors. We ship approximately 24% of our packages through the Brazilian postal service, Correios, and use more than 20 other shipping companies for the remainder of our Brazilian orders. The average delivery time in Brazil varies by region. In the southeast of the country, where approximately 62% of our sales in Brazil were generated for the year ended December 31, 2015, our average delivery time was approximately three to four days for smaller items. For larger items, the average delivery time was four to six days.

As we grow our operations, we believe we can leverage the scale of the Via Varejo logistics network. We believe this presents cost savings opportunities for us in the future.

2.1.5                    Suppliers

As of December 31, 2015, we had more than 3,000 suppliers, of which approximately 150 and 190 were also suppliers to our Parent Companies in France and in Brazil. From approximately 120 in France and 130 in Brazil of those common suppliers, we procured products together with our Parent Companies under equivalent purchasing terms and conditions. Purchasing together with our Parent Companies allows us to leverage our joint purchasing power, and we are therefore able to obtain more favorable purchase terms from our suppliers and reduce our cost of goods sold. In France, we and the purchasing subsidiary of Casino have been negotiating and entering into sales agreements together with joint suppliers for several years. In Brazil, we began procuring with Via Varejo in 2013, which leads the local negotiations on our behalf. International negotiations are led by the Casino Group.

We are also able to access some of the same manufacturers that our Parent Companies use in their business through an agreement with Casino, which provides attractive terms for producing some of our private label furniture. Further, as we have grown in size, we have significantly moved away from purchasing products through wholesalers and, instead, purchase the majority of our inventory directly from suppliers, which has reduced our cost of goods sold.

Our business does not depend on any single supplier. For the year ended December 31, 2015, Samsung was our largest supplier and accounted for approximately 15.5% of our net sales.

2.1.6                    Payments and Credit

Payment Options

We offer a variety of payment methods to our customers, including installment payments, credit and debit cards, PayPal and similar services, bank check, wire transfer, our brand-name credit cards and gift cards.

In France, we offer an attractive consumer financing option to our customers that allows them to pay for purchases on Cdiscount sites, including the marketplace, in four monthly installments, with the first installment due on the date of purchase and the subsequent three payments due 30, 60 and 90 days after the initial payment. Made available to our customers, this installment payment service plan (“CB4X”) provides us with a tremendous competitive advantage as we are the only player in France who can offer on such a large scale an online approval to use such a plan. In 2015, more than 40% of our GMV was generated using this payment option.

In the second half of 2015, we made a commercial decision to administer our customer installment payment plan in-house.

Bringing the installment payment plan in-house has allowed us to:

•                  monetize our traffic through the generation of service fee revenue from our customers who choose this payment option,

•                  reduce fulfillment charges as we no longer have to pay a related party for providing this service; and

•                  manage and eventually reduce finance charges associated with factoring the receivables.

When a customer chooses this option, Cdiscount sells the product to the customer on credit and then transfers the associated receivable to Banque Casino, in return for the product’s full purchase price. Banque Casino assumes substantially all of the credit risk for all installments, save in certain circumstances where Banque Casino assumes the credit risk beyond agreed-upon low risk levels for Cdiscount. Banque Casino earns an interest rate fee representing the cost and the credit risk. We believe we are one of the largest eCommerce retailers in France to offer an installment option to such a significant portion of its customer base.

In Brazil, customers using credit cards or PayPal have the option to pay for their purchases in up to ten monthly installments without interest. In addition, through a joint venture that CBD has entered into with Itaú Unibanco S.A., we offer an attractive longer term financing option to our customers that allows them to pay for purchases on our Brazilian sites in up 12 installments, without interest, or up to 24 installments, with interest. When a customer chooses to pay in installments, we have the option to be paid the full purchase price by the bank or credit card company at the time of purchase by the customer. The vast majority of our Brazilian sales are paid for in installments.

Cash pooling

On July 1, 2014, Cnova entered into a current account agreement with Casino Finance International (previously named Polca Holding S.A.), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Cdiscount and certain of Cnova’s other European subsidiaries have also acceded to the current account agreement with Casino Finance International. The purpose of the current account agreements is to improve the management of the parties’ working capital through (i) obtaining cash advances from Casino Finance International to Cnova and its European subsidiaries and

(ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International. The parties have acknowledged that the cash flows under the agreements are driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. The maximum size of the cash pool with Cnova is €250 million. There is no cap on the size of any given drawing from the cash pool. Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool is €440 million.

Simple interest accrues on a daily basis and is calculated on a monthly basis at a rate equal to the monthly average of the Euro Over Night Index Average (“EONIA”) per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last day of each calendar month.

The term of the agreements is indefinite. Each party is entitled to terminate the relevant agreement at any time subject to ten-days prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

2.1.7                    Customer Service

Customer service is an integral part of our business model to provide a quality shopping experience for our customers. Our sites include contact phone numbers, e-mail addresses, chat and social media options to allow customers to request information and to encourage feedback and suggestions. Customers who place orders through our marketplaces are also able to submit reviews of their marketplace buying experience.

We have approximately 3,000 customer service representatives who are responsible for taking orders, handling general customer inquiries, canceled sales and return and defect products, as well as investigating the status of orders, shipments and payments.

In order to provide a quality shopping experience to our customers who purchase through our marketplaces, we monitor the performance of our marketplace sellers to ensure they abide by the terms and conditions of being a marketplace participant, provide marketplace buyers with customer support, ship orders on time, and respond to customer queries in a timely fashion. Customers who purchase products on our marketplaces can submit a review of their marketplace experience and their satisfaction with the particular marketplace seller. If marketplace sellers do not comply with the terms and conditions of the agreement they entered into when joining our marketplaces, including our customer services standards, we have the ability to remove their products from our sites.

2.1.8                    InformationTechnology

Continuous innovation through investment in information technology (IT) is critical to our business. We use our IT platforms to improve the experience of our customers, vendors and marketplace sellers, increase the purchase frequency and average order size of our customers, bring free traffic to our sites and optimize the efficiency of our business operations. Our IT platforms use custom-built proprietary and third-party solutions to support our specific customer, vendor and marketplace seller requirements, including handling heavy traffic on our sites and providing quick and efficient fulfillment services to meet customer expectations. We believe we can quickly scale our IT infrastructure to accommodate changes in and the expansion of our business.

IT Solutions

Our comprehensive set of custom-built IT solutions includes the following:

•                  eCommerce Platforms.  Our core eCommerce platforms have been developed to improve the experience of our customers, vendors and marketplace sellers on our sites and increase the purchase frequency and average order size of our customers. We currently operate integrated platforms with specific features for computers, tablets and smartphones. In France, we use an internally developed “responsive design” platform that enables our websites to automatically adapt to the screen size of a computer or tablet, which increases operational efficiency and streamline customers’ experiences across devices. Our customer facing platforms are easily modifiable by our sales and marketing staff, providing them the ability to quickly change promotion items without the need to involve IT staff, create new pages for new products or react to real-time customer data.

•                  Mobile Platforms and Applications.  Customer activity on mobile devices is growing. We invest significantly in mobile technology to increase sales to customers using mobile devices, and regularly launch updated versions of several of our apps for Apple, Android and Windows Phone devices. Our mobile platforms aim to create a convenient shopping experience for our customers (for example by making the purchase process more efficient for them by storing their profile and payment information for future purchases), and to provide helpful tools to marketplace vendors.

•                  Fulfillment Management Systems.  Our fulfillment management systems combine custom-built and third-party software to satisfy our unique needs in a flexible and efficient manner. They allow us to efficiently manage inventory, track and fulfill orders and deliver products to our customers. Our fulfillment management systems are integrated with our customer messaging systems in order to provide real time information on order status and expected delivery date.

In addition to these custom-built solutions, email and other messaging services form a key component of our IT platforms. We provide daily promotional emails to millions of consumers in our customer database using third-party service providers. Our third-party email providers manage standard eCommerce customer communications, such as order and shipment confirmations, on a routine basis. In addition to email communications with our direct sales customers, in France, our email platform also supports marketplace sellers, as emails from their customers are passed through our systems to allow us to liaise between marketplace sellers and their customers and monitor service levels.

We currently utilize three data center hosting facilities located in Paris and Bordeaux, France, and Tamboré, São Paulo, Brazil. The data centers in France are duplicates of each other that simultaneously handle a majority of our data, and our data center in Brazil is backed up by a secure offsite storage center.

Data Collection

We collect data from our customers to effectively promote our sites and products, which we accomplish through high-volume batch processing and multi-variable and multi-dimensional real-time analytics. We utilize our data mining and transaction, payment and behavioral data capabilities on our sites. We also use data collected from our marketplaces to help sellers and vendors promote their products. In addition, our advertising sales agencies, 3W Régie and Cnova Ads, which operate screened off from the rest of our business to protect the confidentiality of their clients, use the customer data we and their other clients gather to sell targeted advertising space to third parties on our sites and the sites of their third-party clients.

Security

We are committed to operating a secure eCommerce business. We use various security methods in an effort to ensure the integrity of our networks and to protect confidential data collected and stored on our servers. For example, we use hierarchical levels of firewall technology to protect access to our networks and to our servers and databases on which we store confidential data. We have developed and use internal policies and procedures to protect the personal information of our customers. We test for unauthorized external access to the network daily, using automated services and conduct periodic audits performed by third-party IT security consultants. In addition, we use third-party providers to detect fraudulent payments.

Development Activities

Development activities are an important component of the investments we make in our technology and our business. Our primary development activities have been focused on our marketplaces, the expansion of our IT infrastructure, including the creation of both customer-facing and back office features for our sites, and other development projects, such as the development of our Click-and-Collect delivery solution. In the years ended December 31, 2013, 2014 and 2015, we spent €31.6 million, €44.6 million, and €43.4 million, respectively, on our development activities.

2.1.9                     Intellectual Property

Our intellectual property includes the content of our sites, our registered domain names as well as our registered and unregistered trademarks. We believe that the Cdiscount, Extra, Casas Bahia, Ponto Frio and other domain names we use in our business, as well as our Bartira, Finlandek, Continental Edison and Oceanic private labels, are valuable assets and essential to the identity of our business. We further believe that our IT infrastructure is an important asset of our business.

We rely on a combination of trademark, copyright and trade secret laws in France, Brazil and the other markets in which we operate, as well as contractual provisions, to protect our proprietary technology, domain names and brands. We also rely on certain domain names for Continental Edison pursuant to licensing agreements. We currently also have trademarks, including trademarks licensed to us, registered or pending in France and Brazil, for the Cdiscount, Extra, Casas Bahia, Ponto Frio and certain other brand names we use in our business. We further rely on copyright laws to protect software relating to our sites and our proprietary technologies, although we have not registered for copyright protection to date. We also enter into confidentiality agreements with our employees, vendors and marketplace sellers and seek to control access to and distribution of our proprietary information in a commercially prudent manner. In addition, we license third-party technologies that are incorporated into some elements of our technology.

The efforts we have taken to protect our intellectual property rights may not be sufficient or effective and, despite these precautions, it may be possible for other parties to copy or otherwise obtain and use the content of our sites without authorization. We may be unable to prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks. Failure to protect our proprietary rights adequately could significantly harm our competitive position and operating results.

We have received in the past, and we anticipate receiving in the future, correspondence and other notices alleging that certain items posted on or sold through our sites violate third-party copyrights, marks and trade names or other intellectual property rights or other proprietary rights. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding or business methods. Any intellectual property claim against us, whether or not meritorious, may result in the expenditure of significant financial, managerial and operational resources, injunctions against us or the payment of damages by us. We may need to obtain licenses from third parties who allege that we have violated their rights, but such licenses may not be available on terms acceptable to us, or at all. Even if a license is available, we could be required to pay significant royalties, which would increase our operating expenses. We may also be required to develop alternative non-infringing technology, content, branding or business methods, which could require significant effort and expense and which we may not be able to perform efficiently or at all. If we cannot license or develop technology, content, branding or business methods for any allegedly infringing aspect of our business, we may be unable to compete effectively.

2.1.10              Seasonality

The operating results of each of our segments fluctuate from quarter to quarter as a result of a variety of factors, including seasonal factors and economic cycles that influence consumer spending as well as promotional shopping activities we conduct. Both of our operating segments experience higher sales volumes in November and December in anticipation of holiday shopping. As a result, most of our profit is generated during the fourth quarter. Additionally, our operations in France historically experience higher sales volume during January and July, the two seasonal sales periods in the country, while our operations in Brazil historically experience higher sales volume during January, May and August, during which time early year sales and local holidays are celebrated. We expect these trends to continue in future years.

2.1.11              Competition

The eCommerce business is highly competitive. We compete with both eCommerce businesses, including direct sales eCommerce platforms and marketplaces, and traditional retailers, including with their storefronts and eCommerce platforms. Our competitors vary per country and product category. In France, competition is fierce and several M&A transactions could strengthen some of our key competitors. For example FNAC S.A has acquired Darty plc in 2016. Our main competitor is Amazon. We also compete with

FNAC/Darty, LDLC and RDC (which was recently acquired by the French large retailer Carrefour), in particular with respect to small consumer electronics, such as mobile phones, cameras and computers, and in the case of Amazon and FNAC/Darty, also with respect to cultural products, such as books, music and DVDs. We also compete in France with MGD, with respect to home appliances, FNAC/Darty and Boulanger, with respect to home appliances and consumer electronics, and La Redoute and Conforama, in the home furnishings products category. In Brazil, our main competitors are B2W, Walmart, Magazine Luiza, Fastshop and Ricardo Eletro, on the full range of our products.

We believe that the main competitive factors in the eCommerce business include price, product selection, shipping speed and cost, convenience of delivery and payment options, convenience of the shopping experience, brand strength, website design and responsiveness, customer call center efficiency and reliable fulfillment. Some of our current competitors have, and potential competitors may have, longer operating histories, larger fulfillment infrastructures, greater technical capabilities, greater financial, marketing and other resources, greater brand recognition and larger customer bases than we do. However, we offer competitive pricing and believe our network of Click-and-Collect pick-up locations provides us with a unique advantage over our competitors, in particular in the market for larger products. We believe we compete favorably across the other factors as well and have launched initiatives to improve customer experience on our sites and in our call-centers.

2.1.12              Government Legislation and Regulation

Our business is subject to laws and regulations related to the Internet, eCommerce, mCommerce, consumer protection, data privacy, data protection and IT. However, laws and regulations in this area are not fully settled and are currently undergoing rapid development. While this makes it difficult at present to fully ascertain to what extent new developments in the law will affect our business, there has been a trend toward increased consumer and data privacy protection. In addition, it is possible that general business regulations and laws, or those specifically governing the Internet, eCommerce or mCommerce, may be interpreted and applied in a manner that may place restrictions on the conduct of our business.

France

As an eCommerce business, our French operations must comply with various French and European laws and regulations, particularly those relating to consumer protection, consumer credit regulation, online communication and website hosting services, Internet advertising and data privacy and protection.

Consumer protection  Under the terms of Articles L. 121-16 et seq. of the Code de la consommation, of French Consumer Code, implementing in France European Union Directive 97/7/CE of May 20, 1997, on the protection of consumers in respect of distance contracts, upon making a contractual offer, service providers and remote sellers must provide, among other things, consumers with information relating to the seller, delivery charges, terms of payment, delivery or performance, the existence of a return right, the offer’s validity period and price, as well as the timeframe within which the seller agrees to deliver the goods. This information must allow consumers to compare the various offers available online and must be disclosed in a clear and understandable manner. In addition, the information has to be confirmed in writing or in electronic format, no later than at the time of delivery.

The law n° 2014-344, dated March 17, 2014, regarding consumption, also known as the Hamon Act and implemented in the French Consumer Code, has recently transposed into French law the provisions of European Union Directive 2011/83/EU on consumer rights. A decree dated September 17, 2014, implementing the Hamon Act, details the nature of the pre-contractual information that businesses must provide before parties enter into an agreement. This decree came into force on September 20, 2014. All distance contracts and off premises contracts must include mandatory specifications, in particular concerning the essential characteristics of the goods or service and the conditions for consumers to exercise their return rights, providing a standard return form. In addition, the Hamon Act extended the return period from seven to 14 days and provided a strengthened duty of information to the benefit of consumers. Furthermore, when the right to return is exercised, the seller shall reimburse all payments received from the consumer within 14 days from the day on which the consumer withdrew from the contract. Lastly, in the absence of any timeline set forth in the contract, a professional seller must deliver the goods or supply the service within 30 days of the conclusion of the contract. Failing this, the consumer is entitled to terminate the contract and the professional seller will have to reimburse all amounts paid, plus interest in the event of extended delays. For new goods purchased after March 18, 2016, the seller will be liable to the consumer for any lack of conformity arising during a two-year period following the purchase, while this liability period is limited to six months for secondhand goods. Furthermore, the burden of proof of lack of conformity of the good is shifted as it will be on the seller as from March 18, 2016 (Articles L. 211-1 à L. 211-4 of the French Consumer code).

Ordonnance n° 2015-1033 of August 21, 2015 relating to alternative dispute resolution for consumer disputes (the “Ordonnance”) implements EU Regulation n° 524/2013 and European Union Directive n° 2013/11/EU of May 21, 2013 regarding online dispute resolution for consumer disputes. The Ordonnance inserts articles L.151-1 seq. in the French Consumer Code and creates a mediator for consumer disputes, whose aim is to act in order to settle amicably domestic and transnational consumer disputes. Consumers in France have the right to resort freely to this mediator within one year after having sent a written complaint to the professional supplier of goods or services. Any provision that would force the consumer to mediate a consumer dispute before initiating legal proceedings in court is expressly prohibited. Professional suppliers of goods or services may create their own mediation department, or resort to external private or public mediation services and, in such case, must communicate the contact details of the mediator it chooses to appoint to consumers (under a €15,000 penalty). Mediation proceedings are confidential.

Under the terms of Articles L. 121 1 et seq. of the French Consumer Code, consumers are also protected against all advertising comprising, in any form whatsoever, representations, information or presentations that are false or likely to mislead, in the case where such advertising covers, among other things, the quantity, mode and date of manufacture, properties, price and terms of sale of goods or services that are the subject of such advertising.

French Law No. 2004-575 of June 21, 2004 on Trust in the Digital Economy (Loi pour la confiance dans l’économie numérique or the “LCEN”), implementing in France the European Union Directive 2000/31/EC of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market, also provides that even if certain obligations under an agreement between a seller and a consumer were to be performed by a third party, the seller remains directly and fully liable to the consumer for any such services. In addition, the LCEN incorporated into the French Civil Code a uniform online purchasing procedure, known as the “double click” procedure, which provides that, prior to confirming an order, consumers must be able to check the order’s details, including the total price, and have an opportunity to correct any errors. In addition, sellers have to send order confirmations to consumers. The French Monetary and Financial Code, as amended by Law No. 2009-866 of July 15, 2009, provides that in the case of an unauthorized payment transaction notified by a consumer, such consumer’s payment service provider shall immediately refund to such consumer the amount of the unauthorized transaction and, where applicable, shall restore the debited payment account to the state in which it would have been had the unauthorized payment transaction not taken place. In the case of an unauthorized payment transaction following the loss or theft of a payment instrument, the consumer’s payment service provider can seek from the seller the losses associated with the use of the lost or stolen instrument. The Ordonnance amends the French Monetary and Financial Code to create a mediation procedure for consumer disputes relating to payments (article L316-1 seq. of the French Monetary and Financial Code).

Online communication and website hosting services.  The LCEN sets out the rules for the liability of Internet service providers, website editors, e-merchants and website hosting companies, notably dealing with how eCommerce and encryption are managed.

The LCEN makes direct or indirect identification compulsory for publishers of online communications services and distinguishes between editors of online communication services and website hosting service providers. The LCEN requires editors of online communications services to provide certain identification information, with more limited obligations imposed on editors of non-business related online communications services. All editors of online communication services are subject to a general obligation to monitor the information made publicly available through their websites. Editors may be held liable in tort for the content of such information, or in certain cases, for example, slander, may be subject to criminal sanctions.

Under sections 6-I-2 and 6-I-7 of the LCEN, website hosting service providers have neither a general obligation to monitor the information that they transmit or store, nor a general obligation to actively seek facts or circumstances indicating illegal activities. The LCEN clearly provides that website hosting service providers cannot be held civilly liable for illicit content stored, absent actual knowledge of the illicit nature of such content or of facts or circumstances evidencing illegality. In addition, website hosting service providers are required under the LCEN to obtain and retain for one year information identifying authors of content, including but not limited to user and connection data, and may be required by judicial order to provide such information to the authorities. The information such website hosting providers are required to obtain and retain is set forth in Decree n°2011-219 of February 25, 2011. The validity of such Decree was confirmed by the Conseil d’État on November 20, 2013. However, in a decision rendered on April 8, 2014, the European Court of Justice ruled that the European Directive 2006/24/EC of March 15, 2006, on the retention of data generated or processed in connection with the provision of publicly available electronic communications services or of public communications networks and amending Directive 2002/58/EC, or the Retention Data Directive, was no longer valid.  Nevertheless, the French Constitutional Council confirmed the legality of the 2011-225 Decree (Decision n° 2015-478 of July 24, 2015).

Internet advertising.  In France, Law n° 93-122 of January 29, 1993, or the French Transparency Law, imposes certain transparency and disclosure obligations on purchasers of advertising space, their intermediaries and vendors of advertising space. The French Transparency Law applies to the extent the advertising message is disseminated for the benefit of a French company and is primarily received in France and establishes restrictions on payment terms and conditions. In particular, it requires that pricing conditions, including rebates, be clearly mentioned on purchase invoices, which must be sent directly to the advertiser, even if payment is to be made by an intermediary. Law n°2019-990 of August 6, 2015 known as the “Macron Act” modified article 20 of the law n° 93-122 of January 29, 1993 and expressly requires a written agreement between the intermediary which sells advertising space and the Internet advertiser to increase financial transparency.

Data privacy and protection.  In France, we are subject to specific laws and regulations with respect to the processing of personal data, including user, customer, vendor and employee data, which implement the European Union Directive 95/46/EC of October 24, 1995, or Data Protection Directive, and the e-Privacy Directive, as amended by European Union Directive 2009/136/EC dated November 25, 2009, transposed into French law by legislative order n°2011-1012 dated August 24, 2011. In particular, the French Data Protection Act, Law n°78-17 of January 6, 1978, amended notably by Law n°2004-801 of August 6, 2004, reinforces individuals’ rights over their personal information and gives the CNIL, which is France’s data protection authority, the power to intervene on their behalf.

The CNIL has, in cases involving infringement of individual rights and freedoms, a wide range of powers to intervene, including the right to request court orders to curtail the use of the information or a request for a temporary suspension, blocking of information or withdrawal of authorization. The CNIL can issue monetary fines up to €150,000 for the first reported infringement and up to the lesser of €300,000 or 5% of a company’s revenues (excluding tax) for repeated infringements. It may also make public warnings and may order notices of the warnings issued to be inserted in any publication, newspaper or media it indicates, with the costs paid by the persons penalized. Failure to comply with French data protection requirements may, in addition, trigger criminal sanctions of up to five years imprisonment and up to a €1.5 million fine. The Hamon Act also expanded the investigative powers of the CNIL by enabling its members and authorized agents to carry out online investigations. In 2016, the powers of the CNIL should be significantly strengthened by the forthcoming “Digital Republic Law” which is expected to aim at implementing the new data protection regulation provisions in advance.

Transmission of unsolicited e-mails of a commercial nature, known as “spamming,” to individuals is prohibited, unless the recipient has given a prior consent, known as “opt-in,” to such communication. French law provides an exception for unsolicited e-mails sent to a recipient with whom the sender has an existing relationship, meaning a relationship of the same nature, with the same person, and for “analogous products or services.” Such communication is exempt from the requirement of obtaining the recipient’s consent, provided that each commercial e-mail offers the possibility for the person solicited to object to receiving similar messages in the future, such as an “unsubscribe” link.

Pursuant to the requirements of the e-Privacy Directive, companies must, among other things, obtain consent to store information or access information already stored, on a user’s terminal equipment (such as a computer or mobile device). These requirements predominantly regulate the use by companies of cookies and similar technologies. Prior to providing such consent, users must receive clear and comprehensive information in accordance with the Data Protection Directive about the access and storage of information. Certain exemptions to these requirements, such as (i) storage and access strictly necessary to provide a service explicitly requested by the user or (ii) the legitimate interests of the data controller or recipient (provided the interests and fundamental rights and liberties of the data subjects are preserved), are available. The CJEU also provides for the “right to be forgotten” in its decision Google Spain SL, Google Inc. v. Agencia Española de Protección de Datos, Mario Costeja González, dated May 13, 2014, pursuant to which the operator of a search engine may have to remove from the list of results displayed following a search made on the basis of a person’s name links to web pages published by third parties and containing information relating to that person.

European Union Directive 2009/136/EC of November 25, 2009, amending European Union Directive 2002/22/EC on universal service and users’ rights relating to electronic communications networks and services, the e-Privacy Directive, as amended, and Regulation (EC) No. 2006/2004 of October 27, 2004, on cooperation between national authorities responsible for the enforcement of consumer protection laws, introduced a requirement for countries in the European Economic Area to enact specific legislation requiring companies like ours together with advertisers and publishers to present users with an information notice and obtain their consent prior to placing cookies or other tracking technologies. Directive 2009/136/EC and country-specific laws which follow or have already followed the e-Privacy Directive may reduce the amount of data we can collect or process. As a result of these regulatory changes in Europe and related public attention, some leading browser providers have developed or are further developing browsers which reject third-party cookies as the default setting or at least make it easier for consumers to reject cookies or other similar tracking technologies. The changes in Europe following the amendment to the e-Privacy Directive, which requires advertisers or companies like ours to obtain informed consent from users for the placement of cookies or other tracking technologies and the delivery of targeted advertisements, have also resulted in a significant increase in publicity surrounding use of data for targeted advertising, which has heightened consumer awareness and influenced consumer sentiment. The European Commission announced its intention to propose a new reform for the Directive 2002/22/EC in the course of 2017.

The amended e-Privacy Directive should have been implemented by the countries of the European Economic Area by May 25, 2011. The requirement to obtain users’ consent has been implemented differently across such countries. As opposed to some countries, which permit companies to imply consent from the user’s proceeding onto the website and continuing their navigation after they have been clearly informed about how cookies are used without disabling them, France requires through law and guidance that the user’s explicit consent must be obtained prior to the placement of cookies for targeted advertising purposes. In September 2014, the CNIL and its European counterparts carried out an audit of the most visited European eCommerce and media websites in order to assess their practices with regard to cookies.

The position regarding explicit versus implied consent is still not fully settled within the European Economic Area, or the European Union. On October 2, 2013, the Article 29 Data Protection Working Party, a group with an advisory status composed of representatives of the European Union data protection authorities and of the European Commission, among others, issued new guidance on obtaining consent for cookies under the e-Privacy Directive and recommended that consent be expressed by the user’s positive action or other active behavior, such as clicking on a link, image or other content, based on clear information that cookies will be set as a result of this action. In some countries where legislation and/or regulators’ guidance had previously taken a strict explicit consent position, regulators and some legislators recently have shown more flexibility and willingness to accept an implied consent approach.

Pursuant to guidance from the French CNIL (Deliberation 2013-378 of December 5, 2013, on cookies and other tracers), on the entry page of the website, users must be shown a notice indicating that proceeding onto the website and continuing their navigation will be deemed consent by the user to the setting of cookies. This notice, which cannot disappear until the user has continued their navigation, must indicate the purpose of the services proposed to be provided through the cookies and give access to options to object to such cookies. Consent remains valid for a maximum period of 13 months, after which consent from the users must again be sought. This is an implied consent regime through information and control. Liability for the compliance with this recommendation is shared between advertisers, publishers and networks, including 3W Régie. We need the assistance of the advertisers and publishers with whom we work to ensure our mutual compliance with these rules, including to provide appropriate information and obtain the user’s consent, including explicit consent where required.

On January 25, 2012, the European Commission issued a proposal for a regulation on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the General Data Protection Regulation. Following a positive opinion from the leading Civil Liberties, Justice and Home Affairs Committee on October 21, 2013, the European Parliament gave its full support to this proposal on March 12, 2014. On December 15, 2015, the European Commission, the European Council and the European Parliament agreed on the General Data Protection Regulation proposal, and the final version of which has been formally adopted by the European Parliament and Council on April 27, 2016 and published on May 4, 2016 (enforcement will begin on May 25, 2018). The General Data Protection Regulation repeals the Data Protection

Directive with an obligation to conduct a data protection impact assessment for risky processing operations, and includes stronger requirements for consent, data breach notification and restrictions on the collection and use of “sensitive” personal data, as well as stricter enforcement. It would also introduce the concepts of privacy by design and the right to be forgotten. One of the main reasons for the change is to ensure uniformity of implementation throughout the European Union, as implementation of the Data Protection Directive has diverged among the European Union Member States, or the Member States. This is also the reason why the European Commission has proposed the new rules in the form of a European Union regulation, which will be directly applicable in the Member States, without further implementation as would be required by a directive. To the extent current French laws are inconsistent with the General Data Protection Regulation, it would replace such laws. It is currently expected that the General Data Protection Regulation will not take effect until 2018 or later.

The General Data Protection Regulation’s more stringent requirements on privacy user notifications and data handling than the Data Protection Directive may present challenges to our ability to collect customer data and promote our sites, product offerings and services through electronic communications, and also impact the operations of our online advertising sales agency, 3W Régie.

Brazil

Commercial transactions executed through the Internet began in Brazil in 1998 and since then have grown considerably. Brazil is at the same level as developed countries in terms of quality of electronic transactions and Brazil has demonstrated that it is prepared to remain engaged in the Internet market.

It is not clear, though, how existing laws governing issues such as general commercial activities, property ownership, sales and other taxes and copyrights and other intellectual property issues apply to eCommerce businesses in Brazil. The majority of laws in these areas were adopted before the Internet was available and, as a result, such laws do not contemplate or address the unique issues raised by the Internet. Due to these areas of legal uncertainty, and the increasing popularity and use of the Internet, it is possible that new laws and regulations with respect to eCommerce will be adopted in Brazil, or elsewhere, that could cover issues such as pricing, content and quality of products and services, taxation, advertising, intellectual property rights, consumer protection and information security.

There are some Brazilian laws applicable to offline business that also apply to online business. Contracts executed electronically differ from other types of contracts only in form and in the means by which they are executed, which means that requirements for the validity of electronic contracts are the same that are established for other types of contracts. Thus, conflicts related to these contracts may be settled based on the current Brazilian legislation, such as Law No. 10,406/02 (the “Brazilian Civil Code”), which may apply to B2B transactions and Law No. 8,078/90 (the “Consumer Protection Code”), which is applicable to B2C transactions. In 2013, the Brazilian government approved the Decree n° 7962/13, which regulates the Consumer Protection Code to deal with the purchase of goods and services through electronic means. Moreover, the various disperse privacy and data protection laws may also apply to eCommerce transactions.

Consumer protection.  The Consumer Protection Code sets forth the legal principles and requirements applicable to consumer relations in Brazil. This law regulates, among other things, commercial practices, product and service liability, strict liability of the supplier of products or services, reversal of the burden of proof to the benefit of consumers, the joint and several liability of all companies within the supply chain, abuse of rights in contractual clauses, advertising and information on products and services offered to the public. Even in relations between Brazilian consumers and foreign suppliers, the application of the Consumer Protection Code before Brazilian courts is sustainable, especially because it involves a rule of public order. Moreover, Brazilian case law normally guarantees wide protection to the rights of consumers, and its interpretation is normally favorable to the consumer.

Consumer relations within the Internet guarantee consumers all the rights conferred thereon by the Consumer Protection Code, including the right of regret, which allows consumers to cancel acquisitions made outside commercial establishments within seven days of acquisition or receipt of product or service. In order to regulate the applicability of the Consumer Protection Code to eCommerce, the Brazilian government approved, in 2013, the Decree No. 7962/2013, which sets forth specific rules applicable to eCommerce in Brazil. According to the Decree, suppliers shall expressly inform on websites their names, taxpayer registration numbers, physical and electronic addresses, as well as all essential information about the products or services offered, including any eventual charge or restriction applied to the offer.

The Decree also imposes on suppliers other rules applicable to eCommerce, including: (i) an obligation to provide consumers with a summary of the contract prior to concluding the purchase; (ii) an obligation to provide effective tools for the consumer to identify and immediately correct any mistakes that occurred during the purchase (iii) an obligation to promptly confirm receipt of acceptance of the offer and other consumers’ demands; (iv) an obligation to keep an adequate and effective consumer service, providing the consumer with access to information, questions, complaints, suspension or cancellation of the contract; (v) an obligation to use effective security mechanisms for payment and treatment of consumer data; and (vi) an obligation to ensure the right of regret through the same tool used by the consumer to make the purchase and to promptly inform the use of such right to the applicable financial institution or credit card administrator, so as to avoid any charge or to ensure prompt reimbursement.

With respect to group buying websites, the Decree also requests information regarding the minimum quantity of consumers required for the sale, the period for use of the offer, as well as identification of the supplier responsible for the website and the supplier responsible for the offered product or service.

Data privacy and protection.  There is no specific data protection law in Brazil. However, there are sparse laws dealing with privacy and data protection in general terms which may affect our business:

•                  Brazilian Constitution:  The Brazilian Constitution provides that “privacy, honor and image” of a person are fundamental rights of any individual and are inviolable. Violation of such rights may give rise to compensation for material and moral damages. The Brazilian Constitution also establishes that an individual’s mail, data and telephone communications are inviolable, although access may be obtained for evidentiary purposes by means of court orders, such as those issued in the context of criminal investigations or proceedings. Moreover, it is guaranteed to any individual or legal entity the habeas data proceeding against controllers of public and private databases in order to access and rectify any of their data.

•                  Law No. 9,507, or the Habeas Data Law:  This law and its corresponding regulations, sets forth, among other things, privacy requirements and consumers’ rights to access, modify and know information collected about themselves in databases.

•                  Brazilian Civil Code:  The Brazilian Civil Code provides that the private life of an individual is inviolable. It also establishes that the violator of privacy rights is liable for material and moral damages as a result of a violation. In this regard, although Brazilian law does not provide for punitive damages, in addition to actual losses and damages, a judge may award indemnification for moral damages, which amount may vary on a case-by-case basis. Therefore, indemnification for losses due to the misuse of personal information in Brazil consists of actual losses (which amount will be determined by a judge based on the actual losses proven to have been suffered by the claimant as a result of such misuse), as well as moral damages.

•                  Brazilian Consumer Protection Code:  Specifically applicable to the use of personal information of customers and prospective customers, the Consumer Protection Code was enacted with a view toward creating fair consumer relationships on products and services and introducing new tools which consumers may use in order to make consumer relationships with suppliers more balanced. Pursuant to art. 43 of the Consumer Protection Code, any consumer must be allowed to freely access his or her own data contained in any files, index cards, records, personal and consumer data, as well as their respective sources. With regard to consumer relationships, the Consumer Protection Code requires that the individual whose data are being gathered is informed of the input of his or her information in the database. In other words, a supplier of goods and services should inform a customer or prospective customer that his or her personal information is being used, collected or gathered, as per each case.

New Internet Law:  Among other rights and guarantees assured by the New Internet Law, the inviolability of privacy and intimacy stands out, mainly in connection with communications over the Internet or those stored privately, which may only be disclosed upon a valid court order, duly justified by a competent authority. Pursuant to the New Internet Law, which came into effect on June 24, 2014, the delivery of personal data to third parties, including records of connections and access to Internet applications, may only occur upon free, express and informed consent of the user, except for cases of breach of confidentiality allowed by law. Personal data, including connection records and information about access to applications on the Internet, may not be communicated to third parties without free, express and informed consent of the data subject or in cases excepted by the New Internet Law. Records of access to Internet applications must be stored for six months. All data collection, use, storage and processing activities by websites requires express consent of the data subject, who must receive clear upfront information why and for what purpose such data are collected. In this regard, the data subject must expressly opt in to the disclosure of data and records to third parties, which means that so-called “adhesion contracts” may no longer suffice. Internet users also have the right to have their personal data deleted at the end of the contractual relationship with the provider of the Internet application. On June 10, 2016, Federal Decree 8.771/2016, which regulates the provisions of the New Internet Law, came into effect. Pursuant to such decree, providers of Internet applications should store the least possible amount of personal data, private communications and records of access, deleting them (i) as soon as they have fulfilled their purpose of use or (ii) if the mandatory retention period ended.

2.1.13              Legal proceedings

From time to time, we may be party to litigation or subject to claims incident to the ordinary course of business. These lawsuits may divert our management’s attention from our ordinary business operations, and we may incur significant expenses associated with them (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors).

The outcome of litigation and other legal matters is always uncertain. However, the Company believes it has valid defenses to the legal matters currently pending against it, is defending itself vigorously and has recorded accruals determined in accordance with IFRS, where appropriate. In making a determination regarding accruals, using available information, we evaluate the likelihood of an unfavorable outcome in legal or regulatory proceedings to which we are a party and record a loss contingency when it is probable a liability has been incurred and the amount of the loss can be reasonably estimated. These subjective determinations are based on the status of such legal or regulatory proceedings, the merits of our defenses and consultation with legal counsel. Actual outcomes of these legal and regulatory proceedings may materially differ from our current estimates. It is possible that resolution of one or more of the legal matters currently pending or threatened could result in losses material to our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our operations or financial condition. We have insured and continue to insure against most of these types of claims. A judgment on any claim not covered by, or in excess of, our insurance coverage could materially adversely affect our financial condition or consolidated results of operations.

Cnova

We, certain of our current and former officers and directors, and the underwriters of our initial public offering have been named as defendants in a securities class action asserting claims arising out of the subject matter of the internal review at Cnova Brazil, including issues related to inventory management. The action consolidates three separate class actions that were brought on January 15, 2016, January 20, 2016 and January 22, 2016, respectively. On April 15, 2016, those cases were consolidated in the United States District Court for the Southern District of New York, and captioned as In re Cnova N.V. Securities Litigation, Case No. 16-CV-444. On June 13, 2016, an amended consolidated complaint was filed in that consolidated case on behalf of a putative class alleging a violation of Section 11 of the Securities Act by us and the underwriters of our initial public offering and alleging a violation of Section 15 of the Securities Act by certain of our officers and directors. Factually, the lawsuit alleges a number of material misstatements and omissions in our registration statement on Form F-1 filed with the SEC in connection with our initial public offering, concerning, among other issues, our net sales and other financial information. We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by us and the advisors retained by our board of directors. Depending on the outcome of the class action lawsuit, we may be required to pay a significant amount of monetary damages and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. In addition, under certain agreements, we have an obligation to indemnify certain of our current and former officers and directors and the underwriters of our initial public offering in relation to these matters, and we may not have sufficient coverage under directors’ and officers’ or other insurance policies to cover our costs, in which case our business, results of operations, financial condition or price of our ordinary shares may be materially and adversely affected.

Accordingly, the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, there is the potential for additional shareholder litigation and/or governmental investigations, and we could be similarly materially and adversely affected by such matters. Any existing or future shareholder lawsuits and/or governmental investigations and/or any future governmental enforcement actions could also adversely impact our reputation and our relationship with our customers, which may in turn have a material adverse effect on our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

Cdiscount

On March 18, 2015, a French competitor brought an action against Cdiscount before French courts alleging, in substance, that certain “flash sales” organized by Cdiscount as well as certain promotional offers based on “crossed out prices” of Cdiscount constitute unfair commercial practices under French law. The claimant requests the court to decide that such practices constitute unfair commercial practices and to order Cdiscount to cease the alleged unfair commercial practices. As of the time of this filing, this lawsuit is ongoing. While the outcome of litigation is inherently uncertain, the Company believes it has reasonable arguments to succeed in the litigation and plans to vigorously defend itself against this action. Nevertheless, actual outcome of this legal proceeding may materially differ from our current estimates.  It is possible that resolution of one or more of the legal matters currently pending or threatened could impact our consolidated results of operations, liquidity or financial condition. To date, none of these types of litigation matters has had a material impact on our operations or financial condition.

Furthermore, a case was pending before the Supreme Court of France related to Cdiscount’s compliance with applicable law regarding methods of determining price reductions. Cdiscount believed it complied with the relevant European Union law on price reductions and argued in the lower courts that French regulations in this area are more restrictive than allowed by European Union law. The Supreme Court rendered its decision on March 8, 2016, and Cdiscount achieved a satisfactory outcome in this case. In March 2015, the French Government changed the applicable regulation to be compliant with the relevant European Union law on price reductions. Based on this new regulation, the French administration has initiated a control on the way Cdiscount determines price reductions. Cdiscount believes it complies with new French regulation and with European Union law. Nevertheless, as the French regulation is new, no assurances can be given that Cdiscount will succeed on its claim and pass this control, and an adverse result could have a negative impact on Cdiscount.

In February 2016, the CNIL initiated a control regarding Cdiscount’s compliance with French privacy regulation. In its control, the CNIL identified non-compliance by Cdiscount limited to (i) Cdiscount’s failure to implement security measures for certain consumer data and (ii) the absence of a defined duration for retention by Cdiscount of certain consumer data. Cdiscount has taken steps to remedy such issues. Such procedure before the CNIL is pending and we cannot guarantee that it will not result in a warning.

Cnova Brazil

In 2014 and 2015, Cnova Brazil was charged by the tax authorities of the State of Pará, Brazil for failure to make certain ICMS payments in connection with the sale of various items, including mobile phones, electrical materials and smart cards. On December 31, 2015, the sum of these charges amounts to R$19 million. The Company is disputing the tax authorities’ charges at both the administrative and court levels, and a final decision has not been reached yet. There are no recorded accruals for these lawsuits.

We are not currently involved in any other legal proceedings that could reasonably be expected to have a material adverse effect on our business, prospects, financial condition or results of operations.

2.2                               Organizational Structure

2.2.1                     Current Corporate Structure

The legal name of our company is Cnova N.V., and we are organized under the laws of the Netherlands. We were formed on May 30, 2014. Following the 2014 Reorganization completed on November 17, 2014, our corporate structure consists of our Parent Companies and several subsidiaries. As further discussed in “3 Major Shareholders”, as of August 30, 2016, our shareholders include (i) Casino, Guichard Perrachon S.A, which is organized under the laws of France and directly holds 43.28% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 91.9% of our issued and outstanding ordinary shares); (ii) Almacenes Éxito S.A., which is organized under the laws of Colombia and directly holds 0.15% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 48.7% of our issued and outstanding ordinary shares); (iii) Companhia Brasileira de Distribuição, which is formed under Brazilian law, and (iv) Via Varejo S.A., which is formed under Brazilian law, and and (v) QE Participações Ltda., which is formed under Brazilian law. Companhia Brasileira de Distribuição directly holds 100% of the issued and outstanding ordinary shares of Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., organized under Luxembourg law. Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. directly holds 100% of the issued and outstanding ordinary shares of Companhia Brasileira de Distribuição Netherlands Holding B.V, organized under Dutch law, which in turn directly holds 26.58% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 26.58% of our issued and outstanding ordinary shares).  Via Varejo S.A. directly holds 100% of the issued and outstanding ordinary shares of Via Varejo Luxembourg Holding S.à r.l., organized under Luxembourg law. Via Varejo Luxembourg Holding S.à r.l. directly holds 100% of the issued and outstanding shares of Via Varejo Netherlands Holding B.V., organized under Dutch law, which in turn directly holds 21.93% of the issued and outstanding ordinary shares (beneficially owning, in the aggregrate, directly or indirectly, 21.93% of our issued and outstanding ordinary shares). QE Participações Ltda. directly holds 100% of the issued and outstanding ordinary shares of QE Participações Luxembourg S.à r.l., organized under Luxembourg Law.  QE Participações Luxembourg S.à r.l. directly holds 100% of QE Participações Netherlands Holding B.V., organized under Dutch law, which in turn directly holds 1.36% of our issued and outstanding ordinary shares (beneficially owning, in the aggregate, directly or indirectly, 1.36% of our issued and outstanding ordinary shares)..

Our subsidiaries are (i) the wholly-owned Brazilian company Cnova Brazil, which operates the Brazilian eCommerce businesses previously owned by Companhia Brasileira de Distribuição and Via Varejo (the brands PontoFrio.com, Extra, and Casas Bahia) before the 2014 Reorganization and (ii) the French company Cdiscount Group, in which we have a 99.8% ownership stake. Cdiscount Group in turn holds (iii) 99.6% of French company Cdiscount France S.A.S., (iv) 85% of CD Africa SAS, formed under French law, (“Cdiscount Africa”), (v) 30.0% of Cdiscount Colombia S.A.S., formed under Colombian law, and 21% held by Cnova (“Cdiscount Colombia”), and (vi) 65.7% of CLatAm S.A., formed under Uruguayan law (“Cdiscount LatAm”). Cdiscount Group holds its interests in Cdiscount LatAm and in Cdiscount Colombia through a wholly-owned intermediate entity, Cdiscount International B.V., formed under Dutch law. Cdiscount Group holds its interest in Cdiscount Africa through a wholly-owned intermediate entity, French company Cdiscount Afrique S.A.S.

(1)              Casino is ultimately controlled by Jean-Charles Naouri, via Euris S.A.S. and other intermediate entities.

(2)              Named QE Participações Ltda. Interests in this company are held by Mr. G.P. Quiroga and Mr. E.K. Chalita

(3)              Named Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l., Via Varejo Luxembourg Holding S.à r.l. and QE Participações Luxembourg S.à r.l. respectively.

(4)              Named Companhia Brasileira de Distribuição Netherlands Holding B.V., Via Varejo Netherlands Holding B.V. and QE Participações Netherlands Holding B.V. respectively

(5)              The remaining 0.2% of the share capital of Cdiscount Group consists of shares granted to managers and employees of Cdiscount under Cdiscount Group’s performance shares program and are currently subject to lock-up obligations. The existing liquidity arrangements (consisting of put and call options) between Casino and certain minority shareholders have been transferred to Cnova.

(6)              Cdiscount Group holds its interests in Cdiscount LatAm, and part of its interest in Cdiscount Colombia, through a wholly-owned intermediate entity, Cdiscount International B.V. Cdiscount Group holds its interest in Cdiscount Africa through a wholly-owned intermediate entity, Cdiscount Afrique S.A.S.

(7)              The remaining 0.4% of the share capital is indirectly held by Casino.

(8)              The 15% minority interest in Cdiscount Africa is held by Bolloré Africa Logistics.

(9)              The 49% minority interest in Cdiscount Colombia is held by Éxito.

(10)       The 34.3% minority interest in Cdiscount LatAm is held by Éxito.

2.2.2                     The 2014 Reorganization

On July 11, 2014, Casino, Companhia Brasileira de Distribuição, Via Varejo, Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 24, 2014. The agreement provides for the reorganization of the eCommerce businesses of Casino and its affiliated entities in France, Latin America and Asia under the common ownership and/or control of Cnova for the purpose of our initial public offering. The 2014 Reorganization was effected in accordance with the Framework and IPO Agreement, through the steps described below. Following the completion of the 2014 Reorganization, Cnova owns, directly or indirectly, or has the right to use substantially all of the assets that were used, or held for use, in the eCommerce businesses of Casino and its affiliated entities in France, Latin America (including Brazil) and Asia.

We refer to the transactions described in clauses (i) through (vi) below as the “2014 Reorganization,” and the transaction described in clause (ii) below as the “Nova Pontocom Reorganization.” On or shortly prior to July 24, 2014, (except for clause (v) below, which was completed on November 17, 2014):

(i)                                     Casino effected a contribution in kind of all issued and outstanding shares it held in Cdiscount Group, the holding company through which Casino conducts its eCommerce business in France, Colombia and Asia to Cnova, as a result of which Cnova owns the majority (approximately 99.8%) of the shares of Cdiscount Group and as a result controls the Cdiscount business in France and abroad;

(ii)                                  Nova Pontocom effected a contribution in kind of substantially all of its assets and liabilities to our wholly owned Brazilian subsidiary, Nova OpCo, as a result of which Nova OpCo owns the Brazilian eCommerce businesses of CBD and Via Varejo;

(iii)                               Nova Pontocom reorganized the ownership structure of Nova OpCo, such that, prior to the completion of step (iv), 100% of the share capital of Nova OpCo was held by Dutch HoldCo, which is in turn a wholly owned subsidiary of Lux HoldCo, 100% of the share capital of which was held by Nova HoldCo;

(iv)                              Following the completion of the preceding steps, Dutch HoldCo contributed all of the issued and outstanding shares in Nova OpCo to us, as a result of which we own the Brazilian eCommerce businesses of CBD and Via Varejo;

(v)                                 Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd, which controlled Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to a subsidiary of Cdiscount Group, resulting in Cnova obtaining indirect 60% control over C-Asia; and

(vi)                              Cnova obtained control over the eCommerce business of Casino in Colombia, operated through Cdiscount Colombia. In connection with this step, Almacenes Éxito S.A. contributed a 21% stake in Cdiscount Colombia to us in consideration for newly issued ordinary shares of our Company representing 0.15% of our share capital.

On December 30, 2014, Nova HoldCo transferred 5,838,233 shares in the capital of Lux HoldCo to CBD and 4,902,270 shares in the capital of Lux HoldCo to Via Varejo in connection with a restructuring of an intercompany debt owed by Nova HoldCo. As a result of those transfers, CBD, Via Varejo and Nova HoldCo directly held approximately 2.65%, 2.22% and 95.13%, respectively, of the issued and outstanding shares in the capital of Lux HoldCo and CBD, Via Varejo and certain management and minority shareholders indirectly held approximately 26.1%, 21.9% and 1.80%, respectively, of the issued and outstanding ordinary shares in the capital of Cnova. These shareholdings subsequently changed after the restructurings described below.

2.2.3                     The Restructurings

In December 2015, CBD and Via Varejo carried out the spin-off of all of Nova HoldCo’s assets and liabilities, including its share capital. With respect to Nova HoldCo’s assets and liabilities, 53.2% were transferred to GPA, 43.9% to Via Varejo and 2.9% to minority shareholders of Nova HoldCo. Following the spin-off, Nova HoldCo was liquidated. In addition, Éxito acquired from Casino 50.01% of the voting shares of CBD. As a result, as further discussed in “3 Major Shareholders,” Éxito beneficially owns, in the aggregate, directly or indirectly, 50.1% of our issued and outstanding ordinary shares, which includes direct holdings of 0.15%.

On September 30, 2015, as part of our decision to focus on sites presenting strong operational synergies with our core business, the sale and transfer of shares of the company E-Trend S.A.S, owner of the website MonShowroom.com, from our two subsidiaries Cdiscount Group S.A.S. and Financière MSR to Monoprix, a Casino Group’s subsidiary with a strong fashion experience, was concluded. For more details, please refer to “17 Related Party Transactions.”

Pursuant the decision of Casino Group to sell its subsidiaries in Thailand and Vietnam, Cnova also decided to sell its interests in its own e-commerce susbsidiaries in Thailand and Vietnam. In March of 2016, the disposal of the subsidiary Big C Thailand to one of the subsidiaries of the TCC group, the BJC group, was completed. As part of this transaction, Cnova completed the disposal of its economic interests in the Thai company C Distribution (Thailand) Ltd. to the BJC group. In addition, in March of 2016, Cnova sold Cdiscount Vietnam to Big C Vietnam in relation to the sale of Big C Vietnam to Central Group.

On July 14, 2016, Dutch HoldCo entered into a demerger under Dutch law, pursuant to which:

(i)                                      Dutch HoldCo was renamed QE Participações Netherlands Holding B.V. (“Dutch HoldCo QE”) and retained 6,002,981 of our ordinary shares and an equal number of special voting depository receipts issued for our special voting shares

(ii)                                   Dutch HoldCo transferred 117,303,664 of our ordinary shares and an equal number of special voting depository receipts issued for our special voting shares to Companhia Brasileira de Distribuição Netherlands Holding B.V. (“Dutch HoldCo CBD”);

(iii)                                Dutch HoldCo transferred 96,790,798 of our ordinary shares and an equal number of special voting depository receipts issued for our special voting shares to Via Varejo Netherlands Holding B.V. (“Dutch HoldCo VV”);

(iv)                               Dutch HoldCo transferred 384,057 of our ordinary shares and an equal number of special voting depository receipts issued for our special voting shares to Camberra Participações Netherlands Holding B.V. (“Dutch HoldCo Camberra”);

(v)                                  Lux HoldCo acquired the entire issued share capital of each of Dutch HoldCo CBD, Dutch HoldCo VV and Dutch HoldCo Camberra (and retained the issued share capital of Dutch HoldCo QE).

Also on July 14, 2016, but following the demerger of Dutch HoldCo described above, Lux HoldCo entered into a demerger under Luxembourg law, pursuant to which:

(i)                                      Lux HoldCo ceased to exist and all of its assets and liabilities were transferred to Companhia Brasileira de Distribuição Luxembourg Holding S.à r.l. (“Lux HoldCo CBD”), Via Varejo Luxembourg Holding S.à r.l. (“Lux HoldCo VV”), Camberra Participações Luxembourg Holding S.à r.l. (“Dutch HoldCo Camberra”) and QE Participações Luxembourg Holding (“Dutch HoldCo QE”);

(ii)                                   CBD acquired the entire issued share capital of Lux HoldCo CBD, which in turn acquired the entire issued share capital of Dutch HoldCo CBD;

(iii)                                VV acquired the entire issued share capital of Lux HoldCo VV, which in turn acquired the entire issued share capital of Dutch HoldCo VV;

(iv)                               Camberra Participações Ltda. (“Brazil HoldCo Camberra”) acquired the entire issued share capital of Lux HoldCo Camberra, which in turn acquired the entire issued share capital of Dutch HoldCo Camberra; and

(v)                                  QE Participações Ltda. acquired the entire issued share capital of Lux HoldCo QE, which in turn acquired the entire issued share capital of Dutch HoldCo QE.

With effect from the demerger of Lux HoldCo as described above, the management board of the Voting Depository cancelled the 384,057 special voting depository receipts issued for our special voting shares held by Dutch HoldCo Camberra, due to the fact that - following the completion of the demerger of Lux HoldCo, Dutch HoldCo Camberra no longer qualified as a Permitted Transferee (as described in section Item 4 under “Other

Information”) and was no longer allowed to hold such special voting depository receipts. With effect from the cancellation of such special voting depository receipts, the Voting Depository transferred 384,057 of our special voting shares to the Company for no consideration.

Also on July 14, 2016, but following the demerger of Lux HoldCo as described above, Dutch HoldCo Camberra distributed and transferred 384,057 of our ordinary shares to Lux HoldCo Camberra and Lux HoldCo Camberra distributed and transferred those shares to Brazil HoldCo Camberra in connection with their respective liquidations,

On July 15, 2016, Brazil HoldCo Camberra transferred 384,057 of our ordinary shares to Camberra Participações II Ltda., which in turn transferred those shares to various minority shareholders on that same date.

2.2.4                     The Proposed Potential 2016 Transaction with Via Varejo and Tender Offer

Further to the announcement on May 12, 2016, in which the Company announced that it entered into a non-binding memorandum of understanding (“MoU”) with Via Varejo regarding a possible reorganization of Cnova Brazil, within Via Varejo (the “Reorganization”), the Company announced on August 8, 2016 that it has entered into a binding Reorganization Agreement (the “Agreement”), dated August 8, 2016.

Pursuant to the Agreement, in exchange for all of its ownership interest in Cnova Brazil, Cnova will receive approximately 97 million of its own ordinary shares currently held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of approximately USD 5 million, subject to customary adjustment at closing as set forth in the Agreement. In addition, Cnova will receive the repayment of a shareholder loan granted by Cnova to Cnova Brazil, valued approximately at USD 157 million as at June 30, 2016. These financial terms, including the total cash consideration of both the shareholder loan plus the cash consideration, are in line with those communicated on May 12, 2016.

Following the contemplated Proposed Potential Transaction, Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova. Cnova would no longer own Cnova Brazil or control Cnova Brazil’s operations in Brazil, and would focus entirely on Cdiscount.

In connection with the Agreement, Cnova’s parent company, Casino, Guichard-Perrachon (“Casino”), has agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova listed on NASDAQ and on Euronext Paris at a price of $5.50 per share (or, with respect to the tender offer on the shares listed on Euronext Paris, the equivalent in euros), subject only to completion of the Reorganization. Pursuant to a separate letter agreement, Companhia Brasileira de Distribuição (a Cnova minority shareholder) has agreed not to participate in Casino’s tender offer or otherwise transfer its Cnova shares prior to the completion of the tender offers.

As a result of the Reorganization, Cnova will focus entirely on Cdiscount, which enjoys strong market positions, an efficient and proven business model, satisfactory commercial momentum as well as significant growth prospects. Via Varejo will become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and will no longer be a shareholder of Cnova.

Cnova expects that the Reorganization will be completed during the second half of fourth quarter of 2016, promptly following satisfaction of the conditions set forth in the Agreement, including, among others, approval of the Agreement by the shareholder meetings of Via Varejo and Cnova.

Casino has agreed to launch the tender offers following the completion of the Reorganization.

3.                                      FINANCIAL OVERVIEW

3.1                               Selected Financial Data

The following tables set forth our selected consolidated financial data. The consolidated income statement data for the years ended December 31, 2013, 2014 and 2015 as well as the consolidated balance sheet data as of December 31, 2014 and 2015 are derived from our audited consolidated financial statements included in “Consolidated Financial Statements” and have been adjusted for the effects of the restatement more fully described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

The consolidated income statement data for the year ended December 31, 2011 as well as the consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements, which are not included in this annual report. The consolidated income statement data for the year ended December 31, 2012 has been derived from 2012 restated unaudited financial statements. They all have been adjusted, when applicable, from previously reported amounts for the effects of the restatement more fully described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements included elsewhere in this annual report.

The selected consolidated historical financial information should be read in conjunction with “3.2 Operating and Financial Review and Prospects,” our financial statements and the accompanying notes included elsewhere in this annual report. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been audited by Ernst & Young Audit, an independent registered public accounting firm.

The consolidated financial statements prior to 2014 were prepared based on the operations of Cdiscount Group and Nova Pontocom, as the combined operations of these two entities are deemed to have been the predecessor of Cnova (Nova Pontocom included from July 2, 2012 - the date control of Nova Pontocom was obtained by Casino - and has been accounted for as a reorganization of entities under common control of Casino). We did not operate as a standalone entity before November 2014, and, accordingly, the following discussion is not necessarily indicative of our future performance and does not reflect what our financial performance would have been had we operated as a standalone company prior to November 2014. Furthermore, our results of operations in any period may not necessarily be indicative of the results that may be expected in future periods. See “4 Risk Management and Risk Factors” of this annual report.

	Year ended December 31,
	2011	2012 unaudited	2013	2014	2015	2015
		As restated(1)	As restated(2)	As restated(2)
	(in thousands, except per share amounts)
Consolidated Income Statement
Net Sales	€1,109,707	€1,992,342	€2,897,047	€3,416,368	€3,448,511	$3,744,738
Cost of sales	(958,314)	(1,686,353)	(2,473,902)	(2,989,946)	(3,036,834)	(3,297,698)
Operating expenses:
Fulfillment	(69,770)	(134,679)	(202,688)	(248,218)	(275,737)	(299,422)
Marketing	(33,294)	(54,020)	(78,474)	(70,009)	(77,882)	(84,572)
Technology and content	(30,674)	(52,215)	(79,204)	(85,691)	(98,700)	(107,178)
General and administrative	(20,362)	(29,352)	(45,250)	(49,037)	(76,739)	(83,331)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(2,710)	35,724	17,529	(26,533)	(117,381)	(127,464)
Restructuring	(2,412)	(2,897)	(2,790)	(8,413)	(17,133)	(18,604)
Litigation	751	(124)	(3,145)	(3,135)	(3,124)	(3,392)
Initial public offering expenses	—	—	—	(15,985)	(3,702)	(4,020)
Gain/(loss) from disposal of non-current assets	(271)	(644)	835	14	(6,108)	(6,633)
Impairment of assets	(158)	(2,845)	(1,139)	(2,588)	(14,614)	(15,869)
Operating profit/(loss)	(4,800)	29,213	11,290	(56,640)	(162,062)	(175,983)
Financial income	1,718	3,119	5,297	8,091	34,602	37,574
Financial expense	(4,960)	(27,065)	(60,900)	(75,487)	(94,615)	(102,743)
Profit/(loss) before tax	(8,042)	5,268	(44,312)	(124,035)	(222,075)	(241,151)
Income tax gain/(expense)	(1,666)	(6,177)	15,704	13,113	(20,308)	(22,052)
Share of profits/(losses) of associates	—	—	—	(2,369)	—	—
Net profit(loss) from continuing activities	(9,707)	(909)	(28,608)	(113,291)	(242,383)	(263,203)
Net profit/(loss) from discontinuing activities	—	(229)	180	(1,864)	(16,665)	(18,097)
Net profit/(loss) for the year	(9,707)	(1,138)	(28,428)	(115,155)	(259,048)	(281,300)
Attributable to Cnova equity owners	(9,643)	(1,432)	(27,696)	(112,495)	(244,223)	(265,202)
Attributable to non-controlling interests	(64)	293	(733)	(2,660)	(14,825)	(16,098)
Earnings (loss) per share (in € and $ respectively)	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.60)
Diluted earnings per share (in € and $ respectively)	(0.05)	(0.02)	(0.07)	(0.27)	(0.55)	(0.60)

(1)         The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on pages 6 to 8 of this annual report.

(2)         The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

	As of December 31,
	2011	2012 unaudited	2013	2014	2015	2015
		As restated(1)	As restated(2)	As restated(2)
	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Consolidated Balance Sheet data:
Cash and cash equivalents	31,578	176,601	263,550	573,321	400,793	435,221
Trade receivables, net	119,020	118,723	120,745	117,656	129,651	140,788
Inventories, net	119,574	274,775	360,674	400,111	414,956	450,601
Total assets	478,304	1,537,391	1,716,191	2,140,043	1,718,651	1,866,283
Trade payables	358,583	742,616	920,450	1,311,234	1,216,022	1,320,479
Financial debt	21,495	78,005	163,317	104,603	146,968	159,592
Total equity	52,016	585,258	469,436	521,542	98,071	106,495

(1)         The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on pages 6 to 8 of this annual report.

(2)         The effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

The share capital of Cnova is composed of 441,297,846 ordinary shares as of December 31, 2015.

	For the Year ended December 31,
	2011	2012 unaudited		2013	2014	2015
		Actual
		As restated	Pro Forma
€ thousands		(1)	As restated (1)	As restated (2)	As restated (2)
Other Financial Data:
Gross profit (thousands)(3)	€151,393	€305,990	€369,496	€423,145	€426,422	€411,677	$447,040
Adjusted EBITDA (thousands)(4)	€7,542	€53,042	€24,213	€43,986	€4,228	€(79,902)	$(86,766)
Free cash flow - continuing activities (thousands)(5)	€(6,325)	€155,587	€105,300	€122,589	€210,975	€(64,154)	$(69,665)
Net cash/(Net financial debt) (thousands)(6)	€54,471	€151,725	€190,733	€164,060	€533,878	€253,838	$275,643

(1)         The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on pages 6 to 8 of this annual report.

(2)         The effects of the restatement on the Company’s consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued Financial Statements”) to our audited consolidated financial statements.

(3)         Gross profit is a non-GAAP financial measure that we calculate as net sales minus cost of sales. Please see “Non-GAAP Financial Measures -Gross Profit and Gross Margin” for more information and for the computation of gross profit.

(4)         Adjusted EBITDA is a non-GAAP financial measure that we calculate as operating profit/(loss) before restructuring, litigation, initial public offering expenses,  gain/(loss) from disposal of non-current assets and impairment of assets and before depreciation and amortization expense and share-based payments. Please see “Non-GAAP Financial Measures - Adjusted EBITDA” for more information and for a reconciliation of adjusted EBITDA to operating profit/(loss) before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(5)         Free cash flow is a non-GAAP financial measure that we calculate as net cash from/(used in) operating activities as presented in our cash flow statement less capital expenditures (purchase of property and equipment and intangible assets). Please see “Non-GAAP Financial Measures - Free Cash Flow and Free Cash Flow Less the Financial Expense Paid in Relation to Factoring Activities” for more information and for a reconciliation of free cash flow to net cash from/(used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(6)         Net cash/(net financial debt) is a non-GAAP financial measure that we calculate as the sum of cash and cash equivalents and cash pool balances held in arrangements with Casino Group and presented in other current assets, less current and non-current financial debt. Please see “Non-GAAP Financial Measures — Net cash/(net financial debt)” for more information and for a reconciliation of net cash/(net financial debt) to non-current financial debt, the most directly comparable financial measure calculated and presented in accordance with GAAP.

	For the Year ended December 31,
	2011	2012 unaudited		2013	2014	2015
€ thousands (except Adjusted EPS)		Actual As restated (1)	Pro Forma As restated (1)	As restated(2)	As restated(2)
New Other Financial Data:
Adjusted net profit/(loss) attributable to equity holders of Cnova (thousands)(3)	€(7,737)	€3,332	€(43,594)	€(29,197)	€(87,170)	€(189,533)	$(205,814)
Adjusted EPS(4)	€(0.04)	€0.01	€(0.11)	€(0.07)	€(0.22)	€(0.45)	$(0.49)

(1)         The information for the year ended December 31, 2012 has been adjusted and includes the 2012 related corrections uncovered by the internal investigation in Brazil as well as the other adjustments related to 2012 both mentioned in the “Explanatory Note” on pages 6 to 8 of this annual report.

(2)         The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

(3)         Adjusted net profit/(loss) attributable to equity holders of Cnova is a non-GAAP financial measure that we calculate as net profit/(loss) attributable to equity holders of Cnova before restructuring, litigation, initial public offering expenses,  gain/(loss) from disposal of non-current assets and impairment of assets and the related tax impacts. Please see “-Non-GAAP Financial Measures-Adjusted Net Profit/(loss) attributable to equity holders of Cnova / Adjusted EPS” for more information and for a reconciliation of adjusted net profit/(loss) attributable to equity holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(4)         Adjusted EPS is a non-GAAP financial measure that we calculate as adjusted net profit/(loss) attributable to equity holders of Cnova divided by the weighted average number of outstanding ordinary shares of Cnova during the applicable period. Please see “-Non-GAAP Financial Measures-Adjusted Net Profit/(Loss) Attributable to Equity Holders of Cnova and Adjusted EPS” for more information and for a reconciliation of adjusted net profit/(loss) attributable to equity holders of Cnova to net profit/(loss) attributable to equity holders of Cnova, the most directly comparable financial measure calculated and presented in accordance with GAAP, and the related adjusted EPS.

The following table sets forth selected operating data that Cnova uses as measures of its operating performance.

	For the Year ended December 31,
	2011	2012 unaudited	2013	2014	2015	2015
Operating Data:(1)
GMV (millions)(2)	€2,828.0	€3,114.8	€3,569.5	€4,443.4	€4,868.0	$5,286.1
GMV Cdiscount (millions)(2)	€1,335.1	€1,624.1	€1,900.1	€2,288.2	€2,741.5	$2,977.0
GMV Cdiscount France (millions)(2)	€1,335.1	€1,624.1	€1,900.1	€2,277.9	€2,709.3	$2,942.0
GMV Cdiscount International (millions)(2)	€—	€—	€—	€10.3	€32.2	$34.9
GMV Cnova Brazil (millions)(2)	€1,492.9	€1,490.7	€1,669.4	€2,155.2	€2,126.5	$2,309.2
Marketplace share(3)	0%	3%	7%	12%	20%	20%
Marketplace share Cdiscount France(3)	1%	6%	12%	19%	27%	27%
Marketplace share Cnova Brazil(3)	—	—	1%	4%	11%	11%
Active customers (millions)(4)	7.5	8.9	11.0	13.5	14.9	14.9
Orders (millions)(5)	15.6	18.8	23.6	31.5	38.3	38.3
Number of items in placed orders	32.4	36.9	43.9	55.5	66.9	66.9
Traffic (visits in millions)(6)	716.1	895.2	1,099.1	1,326.6	1,710.6	1,710.6

(1)         Operating data, other than GMV Cdiscount France, GMV Cdiscount International, GMV Cnova Brazil, Marketplace share Cdiscount France and Marketplace share Cnova Brazil, are given for Cnova on a consolidated basis. Operating data, other than GMV, GMV Cdiscount, GMV Cdiscount France, GMV Cdiscount International and GMV Cnova Brazil, do not include our business-to-business (“B2B”) sales.

(2)         Gross Merchandise Volume (GMV) is defined as the sum of product sales, other revenues, marketplace business volumes (calculated based on approved and sent orders) and taxes. 2012 to 2015 GMV were also adjusted to reflect the effects of the restatement of the Company.

(3)         Marketplace share of GMV includes marketplace share of www.cdiscount.com in France as well as extra.com.br, pontofrio.com, casasbahia.com.br and cdiscount.com.br in Brazil

(4)         Active customers are customers having purchased at least once through our sites during each of the years indicated in the table above, calculated on a website-by-website basis because we operate multiple sites, each with unique systems of identifying users, which could result in an individual being counted more than once.

(5)         Total number of placed orders before cancellation due to fraud detection and/or customer non-payment.

(6)         Number of visits to our websites in millions.

Exchange Rates

All references in this annual report to “U.S. dollars” or “$” are to the legal currency of the United States, all references to “€” or “euro” are to the currency introduced at the start of the third stage of the European economic and monetary union pursuant to the treaty establishing the European Community, as amended, and all references to the “real” or “R$” are to Brazilian reais, the official currency of the Federative Republic of Brazil (“Brazil”). This annual report contains translations of euro amounts into U.S. dollars at specific rates. Unless otherwise noted, all translations from euros to U.S. dollars and from U.S. dollars to euros in this annual report were made at a rate of $1.0859 per euro, the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2015.

The tables below show the high, low, average and period end exchange rates of U.S. dollars per euro for the periods shown. Average rates are computed by using the noon buying rate of the Federal Reserve Bank of New York for the euro on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year ended December 31,	High	Low	Average	Year- End
2011	1.4875	1.2926	1.3931	1.2973
2012	1.3463	1.2062	1.2859	1.3186
2013	1.3816	1.2774	1.3281	1.3779
2014	1.3927	1.2101	1.3297	1.2101
2015	1.2015	1.0524	1.1096	1.0859

Month Ended	High	Low	Average	Month-End
January 31, 2016	1.0964	1.0743	1.0855	1.0832
February 29, 2016	1.1362	1.0868	1.1092	1.0868
March 31, 2016	1.1390	1.0845	1.1134	1.1390
April 30, 2016	1.1441	1.1239	1.1346	1.1441
May 31, 2016	1.1516	1.1135	1.1312	1.1135
June 30, 2016	1.1400	1.1024	1.1232	1.1032

The noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2016 was €1.00 = $ 1.1032.

The tables below show the high, low, average and period-end exchange rates of euros per real for the periods shown. Average rates are computed by using the foreign exchange reference rate as published by the European Central Bank on its website for the real on each business day during the relevant year indicated or each business day during the relevant month indicated.

Year ended December 31,	High	Low	Average	Year-End
2011	0.4585	0.3896	0.4303	0.4139
2012	0.4449	0.3613	0.3999	0.3699
2013	0.3955	0.3070	0.3507	0.3070
2014	0.3443	0.2924	0.3208	0.3105
2015	0.3442	0.2114	0.2743	0.2319

Month Ended	High	Low	Average	Month-End
January 31, 2016	0.2324	0.2211	0.2272	0.2258
February 29, 2016	0.2312	0.2218	0.2276	0.2304
March 31, 2016	0.2518	0.2298	0.2428	0.2429
April 30, 2016	0.2539	0.2381	0.2478	0.2516
May 31, 2016	0.2537	0.2434	0.2501	0.2509
June 30, 2016	0.2786	0.2485	0.2595	0.2786

The reference rate of the European Central Bank for the real on June 30, 2016 was R$1.00 = € 0.2786.

We make no representation that any euro, U.S. dollar or Brazilian real amounts could have been, or could be, converted into U.S. dollars or euro, as the case may be, at any particular rate, at the rates stated above, or at all. The rates set forth above are provided solely for the reader’s convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this annual report and other financial data appearing in this annual report.

3.2                              Operating and Financial Review and Prospects

3.2.1                    Company Overview

We are an eCommerce company, with two key markets in France and Brazil. Our geographies at the end of December 2015 represent over 390 million people. We had GMV of €4,868.0 million ($5,286.1 million), €4,443.4 million and €3,569.5 million for 2015, 2014, and 2013, respectively. This increase in GMV was attributable to the growth of our net sales across the markets in which we operated during the period, including growth in revenue from product sales as well as commissions we realized from sales of products on our marketplaces. On a constant currency basis, our net sales increased by €344.7 million or 10.1%, while on a reported basis decreased by 32.1 million or 0.9%, between the year ended December 31, 2014, and the year ended December 31, 2015, and increased by €519.3 million, or 17.9%, between the year ended December 31, 2013, and the year ended December 31, 2014. The increase between 2014 and 2015 on a constant currency basis was primarily driven by an increase in the number of visits, growth of marketplace commissions and the good performance of Cdiscount France. GMV rose between 2013 and 2014 mainly due to an increase in the traffic and conversion rates in Brazil.

We strive to provide our customers an interesting proposition through attractive pricing, extensive product assortment and highly differentiated delivery and payment solutions. We achieve this through our scalable and proprietary technology platforms and preferred relationships with our Parent Companies, which are among the largest retailers in the markets in which we operate.

As of December 31, 2015, we offered our over 14.9 million active customers access to a wide and growing assortment of approximately 29 million product offerings through a combination of our direct sales and sales by third-party vendors on our marketplaces.

Our 38.3 million placed orders for the year ended December 31, 2015, represented a 21.5% year-over-year increase of placed orders, while our active customers increased by 10.5% over the same period. Our most significant product categories in terms of GMV are home appliances, consumer electronics, computers and home furnishings. Our branded sites, including Cdiscount, Extra, Casas Bahia and Ponto Frio, are among the most recognized in the markets in which we operate.

We are a leading eCommerce company in France with 27.4% of market share in 2015 fourth quarter (according to GfK). From 2008 to 2015, our GMV in France experienced a CAGR of 16.5%.

The eCommerce industry is characterized by meaningful differences across different regions. As a result of these differences, among other things, we manage our operations through three Business Units: Cdiscount France, Cdiscount International and Cnova Brazil.

We are controlled by Casino. Casino obtained control over and began fully consolidating the results of NovaPontocom on July 2, 2012. Consequently, our results of operations for any periods prior to July 2, 2012, do not include Nova Pontocom and only include the results of operations of Cdiscount. Certain figures below were calculated on a proforma basis to reflect the eCommerce operations of Casino, CBD and Via Varejo retrospectively in our consolidated financial statements that would not otherwise appear in our results of operations as we did not operate as a standalone entity during the periods presented.

•                  Our GMV grew from €4,443.4 million in 2014 to €4,868.0 million ($5,286.1 million) in 2015, an increase of 9.6%. Excluding the impact of foreign exchange, our GMV grew by 18.4% driven by an increase of our direct sales business and the acceleration of our marketplaces.

•                  Our GMV grew from €3,569.5 million in 2013 to €4,443.4 million in 2014, an increase of 24.5%. Excluding the impact of foreign exchange, our GMV grew by 29.4% driven by an increase in the traffic and conversion rates in Brazil.

•                  Our net sales went from €3,416 million in 2014 to €3,449 million ($3,744.7 million) in 2015, an increase of 0.9%. Excluding the impact of foreign exchange, our net sales grew by 10.1%.

Our net sales grew from €2,897 million in 2013 to €3,416 million in 2014, an increase of 17.9%. Excluding the impact of foreign exchange, our net sales increased by 23.5%.

3.2.2                    Components of Statements of Income

Net sales

Net sales consist primarily of revenue generated from product sales and related services from our business to consumer direct sales and our business to business transactions, across the variety of our product categories. Our product categories include home appliances, consumer electronics, computers, home furnishings, leisure and personal goods. Net sales also include revenues generated from commissions from our marketplaces on sales by third party vendors selling products on our sites. We launched our first marketplace in France in 2011 and in Brazil in 2013. To date, our marketplace revenues represent a relatively small portion of our total net sales, however, our goal is to expand our marketplace business significantly in coming years, including the expansion of our program to provide fulfillment services to marketplace sellers for a fee, which will contribute to our net sales. In addition, we generate revenue from shipping, extended warranties, advertising sales, data monetization, eCommerce services provided to third parties through our B2B sites and fees collected from customers using our customer service call centers

Beginning August 2015, Cdiscount modified drastically its installment payment policy for direct sales products in France (the “CB4X installment payment service”, allowing customers to pay for purchases in four monthly installments with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment) and started providing directly this installment service to its clients for marketplace products as well since January 2016. In addition, starting in June 2015 we increased the volume of specific marketing services to our suppliers in France which are now recorded in net sales. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Such services are recognized in net sales when they are specific, effective marketing operations negotiated with the suppliers and not only annually budgeted programs. When they do not meet the revenue recognition requirement such programs are recorded in cost of sales, as they were before December 31, 2015. We exclude revenue from items that are returned and orders that are cancelled.

Net sales are primarily driven by growth in our active customers, the frequency with which customers purchase products from our sites and average order value. Net sales are also impacted by incentive and discount offers we include on products sold from our direct sales sites. These include percentage discounts off a current purchase, inducement offers for future discounts subject to a minimum current purchase and other similar offers. Revenue from product sales is recognized when the significant risks and rewards of ownership have passed to the customer, regardless of when the payment is being made. Revenue from services is recognized once the service is rendered. We measure revenue at the fair value of the sale or commission price received or receivable, accounting for the terms of payment and excluding taxes or duty.

Geographical Breakdown of Net Sales

France is our largest market, and Brazil is currently our second largest market. The balance of our revenues is currently generated from the rest of the world, including Latin America and Africa. The following table sets forth the geographic breakdown of our net sales by region for the periods indicated:

	2013	2014	2015
Geographical Region:	As restated(1)	As restated(1)
France	48.8%	46.1%	50.4%
Brazil	51.2%	53.6%	48.8%
Rest of the World	—	0.3%	0.8%
Total	100%	100%	100%

(1)         The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 are described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3, “Restatement of previously issued financial statements” to our audited consolidated financial statements.

•                  France:  Our net sales generated in France grew from € 1,576.6 million in 2014 to €1,737.2 million ($1,886.4 million) in 2015, an increase of 10.2%. Our net sales generated in France grew from €1,412.7 million in 2013 to €1,576.6 million in 2014, an increase of 11.6%. The percentage of our net sales generated in France increased from 46.1% in 2014 to 50.4% in 2015, while the percentage of our net sales generated in France decreased from 48.8% in 2013 to 46.1% in 2014.

•                  Brazil:  Our net sales generated in Brazil went from €1,830.6 million in 2014 to €1,683.7 million ($1,828.4 million) in 2015, a decrease of -8.0%, primarily due to the depreciation of the Brazilian reais versus the euro. Excluding the foreign exchange impact, our net sales grew by 9.0%. Our net sales generated in Brazil grew from €1,484.4 million in 2013 to €1,830.6 million in 2014, an increase of 23.3%. Excluding the foreign exchange impact, our net sales increased by 34.1%. The percentage of our net sales generated in Brazil decreased from 53.6% in 2014 to 48.8% in 2015, while the percentage of our net sales generated in Brazil increased from 51.2% in 2013 to 53.6% in 2014.

Cost of sales

Cost of sales relate primarily to our direct sales business, including purchase price of consumer products sold to customers in our direct sales business, inbound shipping charges to our fulfillment centers and outbound shipping charges from our fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts we obtain from our suppliers and costs associated with lost, stolen or damaged goods we receive. Shipping charges to receive products from our suppliers were included in our inventory and recognized as cost of sales upon sale of products to our customers.  In addition, prior to the completion of the 2014 Reorganization, Cdiscount expensed its warehouse reception, storage and shipping costs directly through fulfillment costs whereas Cnova Brazil booked its warehouse reception, storage and shipping costs into inventory valuation; accordingly, Cnova aligned in 2014 these accounting methodologies to include into inventory valuation warehouse reception and storage costs with a neutral impact on operating profit/(loss), (the positive impact for Cdiscount being offset by the negative impact for Cnova Brazil). Following a benchmarking of inventory valuation policies of eCommerce companies we initiated, we decided to stop recording reception and storage costs in inventory with subsequent recognition in cost of sales and fulfilment costs with effect from January 2013. Accordingly, warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but are directly expensed through the income statement as fulfillment costs, as further described in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

Cost of sales are primarily driven by growth in orders placed by customers, the mix of the products available for sale on our direct sales sites and transportation costs related to delivering orders to our customers at the point of delivery they choose, including pick-up locations or a postal address. As our business grows in size, we expect a corresponding increase in our cost of sales.

Operating expenses

Our operating expenses are classified into four categories: fulfillment, marketing, technology and content and general and administrative costs.

Fulfillment costs

Fulfillment costs are incurred in operating and staffing our fulfillment and customer service centers, after sales costs and extended warranties. The costs related to operating our fulfillment centers include warehousing and preparation costs, which include picking, packaging and preparing customer order as well as payroll and related expenses. In addition, with effect from January 2013 warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements. After sales costs consist primarily of preparing and resending products that are returned to suppliers or third parties to be repaired. Extended warranty costs include costs to third parties who repair or replace products for which we have sold an extended warranty.

Fulfillment costs include payment processing costs paid to a related party supplier (Banque Casino) to administer our installment payment program in France on direct sales products. As of August 2015, this program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products.  As a result, these third-party costs no longer apply starting January 2016 and therefore are no longer included in fulfillment costs.

Fulfillment costs are primarily driven by the size of our operations. As our business grows in size and we invest in our fulfillment capabilities, we expect a corresponding increase in fulfillment costs in absolute terms and potentially a temporary increase as a percentage of our net sales. We also expect an increase in fulfillment costs corresponding to the growth of our home furnishings products category offering, where the sizes of products and preparation costs tend to be larger than other products. As we grow the size of our marketplaces where we provide fulfillment services for marketplace sellers for a fee, we expect an increase in fulfillment costs related to payment processing, credit card fees, related transaction costs and warehousing costs. We also expect an increase in fulfillment costs as the headcount of our customer service centers grows to handle additional customer contacts corresponding to the growth of our business.

Marketing costs

Marketing costs consist primarily of online advertising and offline advertising (in France), such as display advertising and search engine marketing, fees paid for third-party marketing services, costs related to the launch of new business activities and payroll and related expenses for personnel engaged in marketing. Marketing costs are primarily driven by the level of traffic we experience on our sites and the determination we make as to whether we need to attract traffic via paid marketing channels in order to grow and retain our customer base. As we continue to attract customers through our attractive pricing strategy, we expect to maintain marketing costs for existing sites at a similar level as a percentage of net sales and expect additional marketing costs in order to launch new sites, which we expect should decrease over time as a percentage of GMV. In the long term, we expect marketing costs will decrease as a percentage of our net sales as we rely more on non-paid methods (SEO and mails) to attract traffic to our sites, including by expanding our direct sales and marketplace product offerings and expanding our customer loyalty programs.

Information Technology and content costs

Information technology (IT) and content expenses consist primarily of IT infrastructure expenses and payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to our overall purchasing activity), merchandising selection, systems support and digital initiatives. We expense IT and content costs as they are incurred and amortize development costs over time, including software used to upgrade and enhance our websites and applications supporting our business. We expect an increase in IT and content expenses as we continue the development of our platforms, expand our product categories and launch new sites.

General and administrative costs

General and administrative expenses consist primarily of payroll and related expenses for management, including employees involved in general corporate functions (accounting, finance, tax, legal, and human resources), including our management equity incentive plans, as well as costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. General and administrative costs also include management fees paid to our Parent Companies for shared services, such as accounting, finance, legal and human resources. We also include professional fees and litigation costs and other general corporate costs as general and administrative costs. General and administrative costs take into account costs related to our status as a U.S. public company, such as higher legal, corporate insurance, investor relations and accounting expenses, and the additional costs of maintaining compliance with the Sarbanes-Oxley Act and related regulations.

Financial income (expense), net

Financial income and expenses, net consist primarily of revenue from cash and cash equivalents held by us, our interest expense on our borrowings and costs we incur related to the sales of receivables in Brazil and France. The vast majority of our sales in Brazil are paid for in interest-free installments with credit cards. On average, our customers in Brazil who choose to pay by installments pay off the full purchase price within seven to eight installment payments. Historically, we have sold at a discount nearly all receivables generated in installment sales in our Brazil operations to banks and other entities, which comprise an important component of the results of operations in Brazil. In France, approximately, 40% of Cdiscount sales and GMV are paid for through four installment payments (“the CB4X installment payment service”), with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment. Under the agreement implemented in August 2015 between Cdiscount and Banque Casino, Cdiscount fully transfers the credit risk of the installments related to the installment payment program in France to Banque Casino.

3.2.3                    Application of Critical Accounting Policies and Estimates

Our significant accounting policies are set forth in the notes to our audited consolidated financial statements for the years ended December 31, 2013, 2014, and 2015 included elsewhere in this annual report. The preparation of our consolidated financial statements in accordance with IFRS requires our management to make judgments, estimates and assumptions that affect the amount reported in consolidated financial statements. Estimates and assumptions are periodically re-evaluated by management and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ significantly from those estimates and assumptions. We have identified the following accounting policies as the most critical to an understanding of our financial position and results of operations because the application of these policies requires significant and complex management estimates, assumptions and judgment, and the reporting of materially different amounts could result if different estimates or assumptions were used or different judgments were made.

3.2.4                    Liquidity and Capital Resources

Our principal sources of liquidity have traditionally consisted of cash flows from operating activities, loans or cash received from our Parent Companies and, to a lesser extent, capital increases and proceeds obtained from short- and long-term loans and financings from third-party financial institutions. Notes 26 and 28 to our consolidated financial statements, included elsewhere in this annual report, provide additional financial information regarding our liquidity and capital resources.

Cash Flows and Working Capital

The following table presents the major components of net cash flows for the periods presented:

	Year ended December 31,
	2013	2014	2015	2015
	As restated(1)	As restated(1)
	(€ thousands)	(€ thousands)	(€ thousands)	($ thousands)
Cash Flows:
Net cash from/(used in) continuing operating activities(2)	171,108	282,144	2,322	2,521
Net cash from/(used in) discontinued operating activities	(932)	(2,037)	(7,337)	(7,967)
Net cash from/(used in) continuing investing activities	(63,856)	(82,411)	9,034	9,810
Net cash from/(used in) discontinued investing activities	2,009	(177)	4,443	4,825
Net cash from/(used in) continuing financing activities	(29,706)	152,812	(56,371)	(61,213)
Net cash from/(used in) discontinued financing activities	—	(4,332)	(52)	(56)
Effect of continiuing changes in foreign currency translation adjustments	(22,618)	346,824	(178,629)	(193,973)
Effect of discontinuing changes in foreign currency translation adjustments	—	(6,325)	(2,687)	(2,918)
Cash and cash equivalents continuing, net, at end of period	232,651	573,152	389,992	423,492
Cash and cash equivalents discontinuing, net, at end of period	—	—	1,844	2,002

(1)         The effects of the restatement on the Company’s consolidated income statement for the year ended December 31, 2013 and 2014 and consolidated balance sheets as of December 31, 2013 and 2014 are described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements.

(2)         Includes €130,182, €297,081 and €108,884 ($118,237) of changes in working capital for the years ended December 31, 2013, 2014 and 2015, respectively.

Historically, we have worked to optimize our working capital, and we generated cash flow through, among other things, a one-time sale of a receivables portfolio, the factoring of receivables and a gradual increase in days of trade payables to suppliers. In the future, our intention is that an increase in net sales and profitability, rather than working capital optimization, will be the primary drivers of cash flow generation.

Our cash flows and working capital fluctuate throughout the year, primarily driven by the seasonality of our business. At the end of December of each year, we experience high trade payables relative to the rest of the year following the peak sales volumes achieved in November and December associated with the holiday shopping period in France and in Brazil (Black Friday plus Christmas). In the first three quarters of each year, trade payables decrease due to seasonality leading to a cash balance reduction compared to the end of the prior year.

Although the levels of trade receivables and inventory typically are stable relative to our net sales throughout the year, the level of our payables with suppliers may vary from period to period, particularly in Brazil where we have from time to time renegotiated payment conditions with suppliers.

We had cash and cash equivalents of €1.8 million ($2.0 million) and €- million as of December 31, 2015, and December 31, 2014, respectively. The decrease in our net cash and cash equivalents by €1.8 million represents our net cash flow during the period. We believe that our existing cash and cash equivalents together with cash generated from operations, and our existing financial resources and credit lines suffice to meet our working capital expenditure requirements for the next 12 months, assuming we have continuous access to banks and credit card operators. However, we may need additional cash resources in the future if we identify opportunities for investment, strategic cooperation or other similar actions, which may include investing in technology, including data analytics and our fulfillment capabilities. If we determine that our cash requirements exceed our amounts of cash on hand, we may seek to issue debt or equity securities or obtain credit facilities or other sources of funding.

As a consequence of its operational downturn and in order to meet its ongoing cash needs, Cnova Brazil has reinforced its financial resources in the beginning of 2016 with (i) a loan agreement between Cnova Brazil and Banco Bradesco Europa S.A.; (ii) a loan agreement between Cnova Brazil and Banco Santander S.A.; (iii) an increased credit limit in an existing overdraft account with Banco Santander S.A.; (iv) the renewal of an agreement for the opening of documentary credit for the payment of goods import with Banco Santander S.A., and (v) a loan agreement between Cnova Brazil and Safra Bank. All of which are guaranteed by CBD (see “17 Related Party Transactions”). In addition, Cnova Brazil is currently discussing the potential arrangement of new credit lines with various financial institutions.

Our trade payables include accounts payable to suppliers associated with our direct sales business. Our trade payables amounted to €1,216.0 million ($1,320.5 million) and €1,311.2 million as of December 31, 2015, and December 31, 2014, respectively. There is generally a higher level of day’s payable in the first three months of the year relative to the rest of the year due to higher volumes of purchasing from November and December of the previous year in anticipation of holiday shopping. The purchasing is paid for in the first three months of the following year.

Our net inventories of products amounted to €415.0 million ($450.6 million) and €400.1 million as of December 31, 2015 and December 31, 2014, respectively. Our inventory balances will fluctuate over time due to a number of factors, including our sales performance, expansion in our product selection and changes in our product mix.

Cash From/(Used in) Operating Activities

Cash from operating activities in the year ended December 31, 2015, was €2.3 million ($2.5 million), as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €179.5 million ($194.9 million) increase in trade payables and a €72.3 million ($78.5 million) increase in inventories of products either in our fulfillment centers awaiting shipment to customers or in transit to customers. This increase in trade payables relates to the growth of our business and amounts owed to suppliers for products sold on our sites. The increase in inventories is related to the growth of our business as well as the opening of new warehouses.

Cash from operating activities in the year ended December 31, 2014, was €282.1 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €371.5 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, and was partially offset by a €14.2 million increase in trade receivables and a €31.7 million increase in inventories of products which were either in our fulfillment centers awaiting shipment to customers or in-transit to customers.

Cash from operating activities in the year ended December 31, 2013, was €171.1 million, as adjusted for changes in operating working capital and other activities. Changes in working capital primarily consisted of a €247.8 million increase in trade payables, which relate to the growth of our business and amounts owed to suppliers for products sold on our sites, and a decrease of €23.0 million of trade receivables, as a result of the full implementation of our joint venture with Banque Casino, both of which were partially offset by an increase of €103.1 million of inventories of products, which were either in our fulfillment centers or in-transit to customers.

Cash From/(Used in) Investing Activities

Cash from investing activities was €9.0 million ($9.8 million) in the year ended December 31, 2015, and was primarily attributable to €64.9 million ($70.5 million) in changes in loans granted (under our cash pooling arrangements in place among certain members of the Casino Group) and €10.1 million ($11.0 million) related to the disposal of MonShowroom offset by €66.5 million ($72.2 million) in acquisitions of property, equipment and intangible assets. This included capital expenditures mainly related to IT investments both in France and Brazil (mostly marketplace and mobile enhancement, ERP migration) as well as infrastructure strengthening to increase supply chain efficiency.

Cash used in investing activities was €82.4 million in the year ended December 31, 2014, and was primarily attributable to €71.2 million in acquisitions of property, equipment and intangible assets. This included capital expenditures related to improved investment in our supply chain infrastructure in France and the improvement of our warehouses and expansion of our logistical capacity to support sales growth in Brazil. Generally, this cash use also related to investments in our eCommerce platforms and investments concentrated in back-end IT solutions (namely, the implementation of ERP) or front-end IT solution aimed at developing the user experience and increasing the value our clients may reap from our services.

Cash used in investing activities was €63.9 million in the year ended December 31, 2013, and was primarily attributable to €48.5 million in acquisitions of property, equipment and intangible assets, including capital expenditures related to investments in our eCommerce platforms, new specialty sites and mobile platforms and back office technology systems, improved investment in our supply chain infrastructure in France and the consolidation of three smaller fulfillment centers into a single, larger fulfillment center in São Paulo.

Cash From/(Used in) Financing Activities

Cash used in financing activities was €56.4 million ($61.2 million) in the year ended December 31, 2015, and was primarily attributable to €63.3 million ($68.8 million) of net interest paid primarily related to the discounting of receivables in Brazil.

Cash used in financing activities was €152.8 million in the year ended December 31, 2014, and was primarily attributable to €137.1 million of net IPO proceeds and €104.2 million of additional related party financial debt incurred by Cnova subsidiaries, which was partially offset by €63.2 million of net interest payments primarily related to the discounting of receivables in Brazil and €31.1 million related to repayment of financial debt.

Cash from financing activities was €29.7 million in the year ended December 31, 2013, and was primarily attributable to €57.5 million of net interest payments paid related to the discounting of receivables in Brazil and €40.4 million of debentures repaid by Nova Pontocom, which was offset by incurring a new €68.2 million intercompany loan from CBD.

Cnova Brazil Financings

On January 28, 2016, Cnova Brazil entered into a short-term loan agreement with Banco Bradesco Europa S.A. in an aggregate amount of $50.0 million (BRL 202.5 million). The term of the loan is 270 days from the date of disbursement and bears interest at 3.0084% per annum. This loan agreement benefits from a standby letter of credit from Banco Bradesco S.A.

On February 19, 2016, Cnova Brazil entered into a bank credit certificate (cédula de crédito bancário or “CCB”) with Banco Santander (Brasil) S.A. in an aggregate amount of $47.0 million (BRL 190.4 million). The term of the CCB is one year and bears interest at 3.5514% per annum.

On April 28, 2016, Cnova Brazil entered into an import financing agreement with Banco Santander (Brasil) S.A. pursuant to which the bank agrees to issue letters of credit up to an aggregate amount of $10.0 million.  The cost of each letter of credit will be defined at the time of its issuance.

On July 20, 2016, Cnova Brazil finalized a new loan agreement in an aggregate amount of $75 million (BRL 250 million), with a one year term. The loan has been signed with Safra Bank and bears interest representing 112.45% of CDI.

The financings above each benefit from a corporate guarantee of CBD.

3.2.5                    Research and Development

Our research and development strategy is centered on building and enhancing our eCommerce platforms, mobile platforms and applications, and fulfillment management systems, as well as other aspects of our IT infrastructure, such as customer facing and back office features for our sites. We focus on application, product, and platform development, category expansion, editorial content, purchasing, merchandising selection, systems support and digital initiatives.

We incurred approximately €98.7 million ($107.2 million), €85.7 million and €76.7 million of research and development expenses in 2015, 2014 and 2013, respectively. For a description of our research and development activities, see “2.1.8 Information Technology”

4.                                     RISK MANAGEMENT AND RISK FACTORS

4.1                              Approach to risk management and business control

The Board is responsible for reviewing the Company’s risk assessments and risk management policies, including financial risks, internal controls, its Code of Business Conduct and Ethics and related policies. The Board has in turn charged the Audit Committee with the periodic oversight of the Company’s risk management program with reports being provided to the Board. The Audit Committee assists the Board in monitoring (i) the Company’s systems of disclosure controls and procedures and internal controls over financial reporting; (ii) policies relating to risk assessment and risk management; (iii) compliance with recommendations and observations of internal and external auditors; (iv) the role and functioning of the internal audit function; (v) relations with the independent auditor, including, in particular, the appointment and retention of the auditor and the auditor’s independence, qualifications, remuneration and any non-audit services provided to the Company; and (vi) the Company’s compliance with legal and regulatory requirements and ethical standards adopted by the Company.

Cnova N.V.’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework (2013). Based on our assessment and due to the material weaknesses discussed in the Explanatory Note, we have concluded that, as of December 31, 2015, the Company’s internal control over financial reporting was not effective based on those criteria.

In addition, the Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in reports is recorded, processed, summarized and reported within the specified time periods. Cnova N.V.’s management evaluated the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Company concluded that, due to material weaknesses in our internal control over financial reporting as described in the Explanatory Note, our disclosure controls and procedures were not effective as of December 31, 2015. We completed additional procedures prior to filing this annual report, which have allowed us to conclude that, notwithstanding such material weaknesses in our internal control over financial reporting as of December 31, 2015, the consolidated financial statements included in this report fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

4.2                              Risk Factors

4.2.1                    Risks Related to our Internal Control over Financial Reporting, the Internal Review and Related Restatement of our Financial Statements

Matters arising out of or related to the restatement of our previously issued financial statements and from material weaknesses in our internal control over financial reporting, including adverse publicity, regulatory inquiries and litigation, could have a material adverse effect on our business, results of operations, financial condition or the price of our ordinary shares.

In December 2015, our board of directors engaged external legal advisors to perform an internal review of possible employee misconduct related to inventory management. The review was later expanded to include additional conduct relating to accounting issues. Our legal advisors engaged local counsel in Brazil and forensic accountants to assist with the internal review. We disclosed the commencement of the review on December 18, 2015.  Also in December 2015, we, through our external legal counsel, self-reported these matters to the Staff of the SEC and have updated the Staff on the progress of the internal review. Our cooperation with the Staff is ongoing. We also reported the matter to the French Autorité des Marchés Financiers (“AMF”) and the Netherlands Authority for the Financial Markets (“AFM”).

As the internal review proceeded, additional conduct was identified at Cnova Brazil, including: (i) an overstatement of Cnova Brazil net sales, accounts receivable and operating profit/(loss) from ordinary activities (operating EBIT); (ii) inconsistencies linked to the number and valuation of damaged and/or returned items in

Cnova Brazil’s inventory; (iii) incorrect accounting entries at Cnova Brazil, primarily concerning accounts payable; (iv) altered account reconciliations that were intentionally prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees and provided to Cnova Brazil’s independent registered public accounting firm; (v) improper capitalization of certain expenses at Cnova Brazil; and (vi) the deferred recognition of operating expenses at Cnova Brazil. The internal inquiry also identified: (i) a non-recurring Brazilian ICMS tax credit of 75 million Brazilian reais related to the sale of certain products by Cnova Brazil which was recognized by the Company in December 2014, the impact of which on the Company’s results of operations for the three months ended December 31, 2014 was not previously disclosed; and (ii) misconduct by Cnova Brazil information technology personnel who altered records related to user access to certain of Cnova Brazil’s information technology systems and provided such records to Cnova Brazil’s independent registered public accounting firm.

In light of the findings of the internal review, we made the determination to restate previously reported (i) consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 and (ii) selected financial information as of and for the fiscal year ended December 31, 2012. Additionally, we announced that our previously filed financial statements could no longer be relied upon. This annual report includes restated consolidated financial statements and certain restated financial data in “3.2 Operating and Financial Review and Prospects” as of and for the fiscal years ended December 31, 2013 and 2014 and restated selected financial data as of and for the fiscal year ended December 31, 2012. The accompanying restated consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 have also been revised to reflect in the proper periods the previously recorded out-of-period adjustments described above. The circumstances and findings of the internal review and the restatement are more fully described in the “Explanatory Note” on pages 6 to 8 of this annual report and in Note 3 (“Restatement of previously issued financial statements”) to our audited consolidated financial statements included elsewhere in this annual report.

We have incurred and expect to incur significant additional legal, accounting and other professional fees and other costs in connection with the internal review, the preparation of restated consolidated financial statements, remediation efforts and related matters. While we believe we have made appropriate judgments in identifying the errors made in our previously reported consolidated financial statements and recording the correct adjustments in preparing our restated consolidated financial statements, there is a risk that we may have to further restate our historical consolidated financial statements, amend prior filings with the SEC or take other actions not currently contemplated, including as a result of SEC review of our filings. Further, if the SEC were to conclude that enforcement action is appropriate, we could incur civil penalties and fines. The SEC also could impose other sanctions against us or certain of our current and former directors and officers. Any of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

Our board of directors, management and other key employees have expended, and may continue to expend, a substantial amount of time on matters relating to the internal review, the restatement and the pending private litigation, diverting resources and attention that would otherwise be directed toward our operations and implementation of our business strategy, all of which could materially adversely affect our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

We have identified material weaknesses in our internal control over financial reporting and cannot assure you that additional material weaknesses will not be identified in the future. Furthermore, in the future we may be unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, investors may lose confidence in the accuracy and completeness of our financial reports or the reliability of our financial statements, and, as a result, the price of our ordinary shares may suffer.

Beginning in the fiscal year ended December 31, 2015, we are required to furnish a report by management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F pursuant to Section 404(a) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and, as long as we remain an accelerated filer, or if we become a large accelerated filer, we must include a registered public accounting firm’s attestation report on our internal control over financial reporting in our annual report on Form 20-F pursuant to Section 404(b) of the Sarbanes-Oxley Act. If in the future we identify additional material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, and the price of our ordinary shares may be adversely affected.

As discussed in “4.1 Approach to risk management and business control” we identified material weaknesses in our internal control over financial reporting associated with: (a) entity-level controls at Cnova Brazil; (b) entity-level controls at Cnova NV; (c) replacement shipments and reverse logistics processes at Cnova Brazil distribution centers; (d) accounts reconciliations and cut-off procedures of Cnova Brazil; (e) capitalization of certain expenses at Cnova Brazil; (f) IT general controls at Cnova Brazil; and (g) deferred taxes. This resulted in incorrect statements which have been corrected through the restatement of our selected financial data (as applicable) as of and for the fiscal year ended December 31, 2012 and the restatement of our consolidated financial statements as of and for the fiscal years ended December 31, 2013 and 2014 included in this annual report. Our management concluded that, due to material weaknesses in our internal control over financial reporting, our disclosure controls and procedures were not effective as of December 31, 2015. The restatement of our previously issued financial statements has been time-consuming and expensive, and matters relating to or arising from the restatement and material weakness in our internal control over financial reporting, including adverse publicity, regulatory inquiries, and litigation matters, could have a material adverse effect on our business, financial condition or price of our ordinary shares.

In response to these events, management has dedicated resources and taken steps, and plans to dedicate additional resources and continue taking steps, to remediate control processes and procedures in order to prevent a recurrence of the circumstances that resulted in the material weakness and the need to restate our consolidated financial statements. However, we cannot provide any assurance that these steps will be successful in preventing material weaknesses or significant deficiencies in our internal control over financial reporting or in our ability to timely comply with the requirements of Section 404 of the Sarbanes-Oxley Act in the future. Any such failure could affect our ability to report financial results on a timely and accurate basis, which could have material adverse effects on our business, reputation, results of operations, financial condition or liquidity.

In addition, we could become subject to investigations by other regulatory authorities, which could divert and consume additional financial and management resources not previously anticipated, including the hiring of outside consultants as well as higher independent auditor fees during and after the implementation of any required changes. If we are unable to implement any of the required remedial changes to our internal control over financial reporting effectively or efficiently, it could adversely affect our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

We are subject to a shareholder securities class action lawsuit, and this lawsuit and any future lawsuits or investigations and their possible adverse outcomes could adversely affect our business, financial condition, results of operations and cash flows.

We, certain of our current and former officers and directors, and the underwriters of our initial public offering, or our IPO, have been named as defendants in a securities class action lawsuit in the United States federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and strengthened by the subject matter of the internal review, which are described in “2.1 Business Overview - Legal proceedings.” This lawsuit may divert our management’s attention from our ordinary business operations, and we may incur significant expenses associated with them (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of our initial public offering who are or may become parties to or involved in such matters). We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its advisors retained by our board of directors. Depending on the outcome of the class action lawsuit, we may be required to pay a significant amount of monetary damages and/or incur other penalties or sanctions, some or all of which may not be covered by insurance. In addition, under certain agreements, we have an obligation to indemnify certain current and former officers and directors and the underwriters of our initial public offering in relation to these matters, and we may not have sufficient coverage under directors’ and officers’ or other insurance policies to cover our costs, in which case our business, results of operations, financial condition or price of our ordinary shares may be materially and adversely affected.

Accordingly, the ultimate resolution of these matters could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, there is the potential for additional shareholder litigation and/or governmental investigations, and we could be similarly materially and adversely affected by such matters. Any existing or future shareholder lawsuits and/or governmental investigations and/or any future governmental enforcement actions could also adversely impact our reputation and our relationship with our customers, which may in turn have a material adverse effect on our business, results of operations, cash flows, financial condition or the price of our ordinary shares.

4.2.2                    Risks Related to Our Business and Industry

Below is an overview of what we believe to be the principal risks to the Company:

•                                          Our business is highly competitive. Competition presents an ongoing threat to the success of our business.

•                                          If we fail to retain existing customers or acquire new customers, our business may not grow.

•                                          Our business depends in part on our Parent Companies and if we are no longer able to take advantage of our relationships with them, our business, financial condition and results of operations could be materially and adversely affected.

•                                          Many of our products are sold at a low margin. Failure to achieve growth in the higher-margin areas of our business, including our marketplaces and home furnishings products category, may have a material adverse effect on our business, financial condition and operating results.

•                                          Global economic conditions and their impact on consumer spending patterns, particularly in the home appliances, consumer electronics, computers and home furnishings product categories, could adversely impact our operating results.

•                                          Operating outside of our current markets would require management attention and resources, involve additional risks, and may be unsuccessful, which could harm our future business development and existing operations.

•                                          Customer growth and activity on mobile devices depends upon our ability to deliver compelling mobile shopping experiences to our customers and on the interoperability of our sites with mobile operating systems, networks and standards that we do not control. Our inability to increase and monetize mobile traffic could have a material effect on our business, financial condition and operating results.

•                                          If we do not operate our fulfillment centers effectively and efficiently, our business, financial condition and operating results could be harmed.

•                                          Our vendor relationships subject us to a number of risks.

•                                          We face inventory risk in our direct sales business.

•                                          Our success depends in large part on our ability to attract and retain high quality management and operating personnel, and if we are unable to attract, retain and motivate well qualified employees, our business could be harmed.

•                                          We have experienced rapid growth in recent periods and plan to expand our operations by developing new sites, or promoting new or complementary products, sales formats or services, each of which may increase our costs and may not be successful.

•                                          Our online marketplaces are subject to risks associated with third-party sellers.

•                                          Our failure or the failure of third-party service providers to protect our sites, networks and systems against security breaches, or otherwise to protect our confidential information and that of our customers, could damage our reputation and brands and substantially harm our business and operating results.

•                                          Our business depends on our technology infrastructure as well as the communications infrastructure in the markets in which we operate. Any significant interruptions or delays in service on our sites or any undetected errors or design faults could result in limited capacity, reduced demand, processing delays and loss of customers or vendors.

•                                          Our business depends in part on email and other messaging services, as well as on third-party search engines, and any restrictions on the sending of emails or messages or an inability to timely deliver such communications, or changes in the processes of search engines, could adversely affect our net sales and business.

•                                          We rely on IT to operate our business and maintain competitiveness, and any failure to adapt to technological developments or industry trends could harm our business.

•                                          We may be unable to continue the use of our domain names, or prevent third parties from acquiring and using domain names that infringe on, are similar to, or otherwise decrease the value of our brands, trademarks or service marks.

•                                          Our business depends on strong brands. We may not be able to maintain and enhance our brands, or we may receive unfavorable customer complaints or negative publicity, which could adversely affect our brands.

•                                          Failure to comply with European, French, Brazilian and other laws and regulations relating to privacy and data protection could adversely affect our business, financial condition and operating results.

•                                          Compliance with new regulations regarding the use of conflict minerals may be time-consuming and costly and could adversely affect our reputation.

•                                          We may become subject to additional and unexpected laws and regulations, or changes to existing ones, which could materially and adversely affect our business, financial condition and results of operations.

•                                          The requirements of being a public company may strain our resources and divert management’s attention.

•                                          If we fail to comply with regulatory obligations in France and the Netherlands, we may face prosecution, or sanctions or investigations by regulatory authorities such as the AMF or AFM.

•                                          Employment laws in some of the countries in which we operate are relatively stringent.

•                                          We may be subject to work stoppages at our fulfillment centers or our vendors may be subjected to work stoppages, which may cause our business, financial condition and operating results to be materially and adversely affected.

•                                          We may not be able to adequately protect our intellectual property rights or may be accused of infringing intellectual property rights of third parties.

•                                          Some of our software and systems contain open source software, which may pose particular risks to our proprietary software and solutions.

•                                          We are subject to foreign exchange fluctuations.

•                                          We use third-party couriers and postal services to deliver many orders, and our marketplace sellers may use similar delivery methods to deliver orders. If these third-party providers fail to provide reliable delivery services, our business and reputation may be materially and adversely affected.

•                                          We may be subject to product liability claims if people or property are harmed by the products we sell.

•                                          We are subject to payment-related risks.

•                                          A substantial portion of our sales is paid for in installment payments under arrangements with joint venture partners and third parties and a change to the terms of these arrangements may lead to a decline in sales.

•                                          We may be unable to prevent sellers from selling goods in an unlawful manner on our marketplaces. In addition, we could be liable for fraudulent or unlawful activities of the sellers on our marketplaces.

•                                          We may from time to time pursue acquisitions, which could have an adverse impact on our business, as could the integration of the businesses following acquisition.

•                                          Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from growing.

4.3                              Risks Related to the 2014 Reorganization and the Proposed Potential 2016 Transaction with Via Varejo and Tender Offer

•                                          We may experience difficulties integrating our eCommerce businesses which were reorganized as a result of a corporate reorganization we completed with our Parent Companies in late 2014.

•                                          We may not realize the benefits of the potential reorganization of Cnova Brazil proposed in our non-binding memorandum of understanding (“MoU”) with Via Varejo, and even if effected, the proposed reorganization could negatively influence our business, results of operations and financial condition.

•                                          Certain historical consolidated financial information and pro forma financial information presented in this annual report may not be representative of results we would have achieved had we been an independent, publicly traded company or of our future results.

4.4                              Risks Related to Brazil and Other Emerging Markets in Which We Operate

•                                          Emerging markets, such as Brazil, are subject to greater risks than more developed markets, including significant legal, economic and political risks.

•                                          The Brazilian federal government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions could have a material adverse effect on our business, financial condition and operating results.

•                                          eCommerce transactions in certain emerging markets may be impeded by the lack of secure payment methods.

•                                          A substantial part of the population in emerging markets relies on cash payments, which may impact our ability to grow our business in those markets.

•                                          Brazilian government efforts to combat high interest rates and inflation may hinder the growth of the Brazilian economy and could harm our business.

4.5                              Risks Related to Taxation

•                                          Changes in tax treatment of companies engaged in eCommerce may adversely affect the commercial use of our sites and our financial results.

•                                          We may experience fluctuations in our tax obligations and effective tax rate, which could materially and adversely affect our operating results.

•                                          The tax treatment of our corporate structure and inter-company arrangements depends on the application of the tax laws of various jurisdictions and how we operate our business.

•                                          We may be classified as a passive foreign investment company (“PFIC”), which could result in adverse U.S. federal income tax consequences to U.S. Holders of shares.

4.6                              Risks Related to Our Ordinary Shares

•                                          The price of our ordinary shares may be volatile, and you may lose all or part of your investment.

•                                          If equity research analysts do not continue to publish research reports about our business or if they issue unfavorable commentary or downgrade our ordinary shares, the price of our ordinary shares could decline.

•                                          We are principally owned by our Founding Shareholders, and their interests may conflict with or differ from your interests as a shareholder.

•                                          Pursuant to our Articles of Association, our special voting shares concentrate voting control with our Founding Shareholders, and limit your ability to influence corporate matters.

•                                          We are a “controlled company” within the meaning of the NASDAQ Stock Market rules and, as a result, qualify for, and rely on, exemptions from certain corporate governance requirements.

•                                          As a foreign private issuer, we are permitted, and intend, to follow certain home country corporate governance practices instead of otherwise applicable SEC and NASDAQ requirements.

•                                          As a foreign private issuer, we are not subject to the provisions of Regulation FD or U.S. proxy rules and are exempt from filing certain Exchange Act reports.

•                                          Certain of our directors may have actual or potential conflicts of interest because of their positions with our Parent Companies.

•                                          We are currently party to, and may in the future be party to, related party transactions, including with our Parent Companies. Such transactions could involve potential conflicts of interest.

•                                          Future sales of our ordinary shares by our shareholders, or the perception that such sales could occur, may cause the market price of our ordinary shares to decline.

•                                          We have no present plan to pay any dividends on our ordinary shares and cannot provide assurances regarding the amount or timing of dividend payments, if any, in the future.

•                                          We maintain two exchange listings, which may adversely affect liquidity in the market for our ordinary shares and result in pricing differentials of ordinary shares between the two exchanges.

4.7                              Risks Related to Our Incorporation in the Netherlands

•                                          We do not comply with all the provisions of the DCGC. This may affect your rights as a shareholder.

•                                          United States civil liabilities may not be enforceable against us.

•                                          We are a Dutch public company with limited liability. The rights of our shareholders may be different from the rights of shareholders governed by the laws of U.S. jurisdictions.

•                                          Any shareholder acquiring 30% or more of our voting rights may be required to make a mandatory takeover bid.

4.8                              Quantitative and Qualitative Disclosure about Market Risk

We are exposed to a variety of risks in the ordinary course of our business, including foreign currency exchange fluctuations, counterparty (credit) risk, equity risk, liquidity risk and changes in interest rates and inflation. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors. For sensitivity analysis of our exposure to these risks, see Note 28 to our consolidated financial statements as of and for the year ended December 31, 2015.

Foreign Currency Risk

Our net sales and our operating expenses are denominated in the currencies of the countries in which our operations are located and may be subject to fluctuations, when translated into euro, due to changes in foreign currency exchange rates, particularly changes in the Brazilian real against the euro. Fluctuations in foreign currency exchange rates may cause us to recognize translation gains and losses in our income statements. In addition, we are exposed to foreign currency risk in transactions not denominated in euro. Exposure related to Brazilian real (R$) is described in Note 28 to our consolidated financial statements included elsewhere in this annual report. Cnova does not hedge this “translation exposure.” If the Brazilian real exchange rate had been ten percent higher/lower and all other variables were held constant, the Company’s net profit would have increased/decreased by €13.9 million and €(17) million in 2015 and by €7.3 million and €(9) million in 2014, and equity (excluding net profit) would have decreased/increased by €3.2 million and €(3.9) million in 2015 and by €(57.6) million and €70.5 million in 2014, solely due to the translation of the financial statements denominated in Brazilian real. In addition, the value of an investment in our ordinary shares traded on the NASDAQ Global Select Market will be affected by the exchange rate between the U.S. dollar and the euro because the value of our business is effectively denominated in euro, while our ordinary shares traded on the NASDAQ Global Select Market are traded in U.S. dollars.

During the years ended December 31, 2015 and as of December 31, 2014, we had one foreign exchange hedging transaction for €2.2 million put in place by our subsidiary C-Asia. This hedge is no longer in place following the spinoff of C-Asia completed in the first half of 2016.

For further discussion of the effect of foreign currency risk on our business, see “4.2.1 Key Financial Metrics and Factors Impacting our Results of Operations - Impact of Foreign Currency Translation.”

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. We continue to monitor the impact of inflation in order to minimize its effects through pricing strategies, productivity improvements and cost reductions. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Other Market Risks

Interest rate risk

As described in notes 26 and 28 to our financial statements included elsewhere in this annual report, our financial debt is mainly related to loans or current accounts with its Parent Companies. We consider interest rate risk to be limited, although a variation in interest rates can impact revenues from cash and cash equivalents as well as the cost of selling credit card receivables.

Equity risk

We do not hold any significant interests other than our entities.

Liquidity and credit risk

We manage liquidity risk through the daily monitoring of cash flows, control of financial assets and liabilities maturities and a close relationship with financial institutions. Cnova held €1.8 million and €- million as cash and cash equivalents as of December 31, 2015 and December 31, 2014, respectively. Cnova’s liquidity is also dependent on financing from its Parent Companies (Casino and CBD) and on the sale of credit card receivables (see Notes 14 and 28 to our financial statements included elsewhere in this annual report).

Also see “Note 28 Financial risk management objectives and policies” to our consolidated financial statements.

5.                                     CORPORATE GOVERNANCE - THE DUTCH CORPORATE GOVERNANCE CODE

As a Dutch company that lists its ordinary shares on a government-recognized stock exchange, we are subject to the Dutch Corporate Governance Code (“DCGC”). The DCGC, as amended, became effective on January 1, 2009, and applies to all Dutch companies listed on a government-recognized stock exchange, whether in the Netherlands or elsewhere, including  NASDAQ and Euronext Paris.

The code is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual report filed in the Netherlands whether or not they are complying with the various rules of the DCGC that are addressed to the board of directors and, if they do not apply those provisions, to give the reasons for such non-application. The DCGC contains both principles and best practice provisions for the board of directors, shareholders and general meetings of shareholders, financial reporting, auditors, disclosure, compliance and enforcement standards. The principles and best practice provisions apply to our board of directors, in relation to its role and composition, conflicts of interest and independence requirements, board of directors committees and remuneration; shareholders and the general meeting of shareholders, for example, regarding anti-takeover protection and obligations of the company to provide information to our shareholders; and financial reporting, including external auditor and internal audit requirements.

We acknowledge the importance of good corporate governance.  As such we comply with the corporate rules of NASDAQ and U.S. Securities laws that apply to us. In addition, we comply with the provisions of the DCGC, insofar these provisions are not inconsistent with the aforementioned NASDAQ rules and U.S. Securities laws or reflect best practices of global companies listed on both NASDAQ and Euronext Paris or the governance practices at our predecessor companies.

The provisions from the DCGC we do not apply include the following:

Remuneration (Principle II.2, III.7 and associated best practice provisions)

Our Remuneration Policy, adopted by our general meeting of shareholders before we were a publicly listed company, sets forth a remuneration structure designed to attract, retain and motivate Directors with the leadership qualities, skills and experience needed to support the management and growth of our business. The Remuneration Policy aims to drive strong business performance, promote accountability, incentivize Directors to achieve short- and long-term performance goals with the objective of substantially increasing our equity value, and assure that Directors’ interests are closely aligned to those of our shareholders and other stakeholders in accordance with international and US practice. Consequently, our Remuneration Policy, and the remuneration granted based on that policy, does not comply with the remuneration related provisions from the DCGC in all respects.

For a detailed discussion of the implementation of our Remuneration Policy, see “11 Remuneration Policy of Directors” and “12 Remuneration of Directors and Executive Officers”.

Conflicts of interests and related party transactions (Principles II.3, III.6 and certain associated best practice provisions)

We deviate from Principle II.3, the best practice provisions II.3.2, II.3.4, Principle III.6 and best practice provisions III.6.1, III.6.3 III.6.4. In accordance with our Board Rules, a Director shall not participate in the deliberations and decision-making of the Board of Directors on a matter in relation to which he or she has a conflict of interests within the meaning of the Dutch Civil Code. A Director is not automatically barred from participating in any discussion or decision-making involving a matter in relation to which he or she may have an apparent conflict of interest. Pursuant to our Board Rules, a Director is required to report a potential conflict of interest to the Chairman of the Board of Directors and the Board of Directors (excluding the Director concerned) shall resolve whether the reported potential conflict of interests qualifies as an actual conflict of interests.

In addition, in view of our shareholder structure, we have a comprehensive policy on related party transactions that provides for a detailed arrangement for the approval of related party transactions and safeguards a diligent and careful decision-making process. Material related party transactions entered into by us are described under “17 Related Party Transactions.”

Contents of the Board Rules (best practice provision III.1.1)

Our Board Rules do not contain specific provisions dealing with the Board’s relations with the general meeting of shareholders. The Board will respect the rights of the general meeting of shareholders in accordance with our Articles of Association and the Dutch Civil Code.

Board Committees (Principle III.5)

Our Board of Directors has not established a separate remuneration committee and selection and appointment committee. Instead, our Nomination and Remuneration Committee fulfils the role and responsibilities of a remuneration committee and selection and appointment committee as set forth in the DCGC.

Internal audit function (Principle V.3 and associated best practice provisions)

As a company that was newly formed in May 2014, and is undergoing reorganization at present, we are still in the process of assessing the structure of our internal audit function. Until then, internal audit support is provided by the internal audit function of Casino and GPA as the case may be.

6.                                     BOARD  OF DIRECTORS

In the Company’s General Meeting of Shareholders, held on June 29, 2016, the shareholders (re)appointed several directors. As from June 29, 2016, our board of directors consists of ten directors. The individuals listed below are our current directors.

Name	Date of appointment	Current term	Nationality	Year of birth
Non-executive directors
Peter Estermann, Chairman(*)	June 29, 2016	2016-2020	Brazilian	1957
Yves Desjacques (**)	June 29, 2016	2016-2019	French	1967
Silvio J. Genesini (1)(2)	December 8, 2014	2015-2018	Brazilian	1952
Eleazar de Carvalho Filho	October 31, 2014	2016-2019	Brazilian	1957
Ronaldo Iabrudi dos Santos Pereira (2)	July 24, 2014	2014-2017	Brazilian	1955
Didier Lévêque	October 31, 2014	2015-2018	French	1961
Bernard Oppetit (1)	November 19, 2014	2016-2016	French	1956
Arnaud Strasser (2)	May 30, 2014	2014-2017	French	1966
Antoine Giscard d’Estaing	May 20, 2015	2015-2018	French	1961
Executive director
Emmanuel Grenier-CEO (***)	June 29, 2016	2016-2019	French	1971

(1)                                                            Member of our Audit Committee.

(2)                                                            Member of our Nomination and Remuneration Committee.

(*)                                                            Mr. Estermann was appointed as replacement Non-Executive director on November 20, 2015 and subsequently appointed as Non-Executive director at our annual meeting of shareholders on June 29, 2016.

(**)                                                     Mr. Desjacques was appointed as replacement Non-Executive director on August 28, 2015 and subsequently appointed as Non-Executive director at our annual meeting of shareholders on June 29, 2016.

(***)                                              Mr. Grenier was appointed as replacement Executive director on January 21, 2016 and subsequently appointed as Executive director at our annual meeting of shareholders on June 29, 2016.

The following paragraphs set forth biographical information regarding our directors:

Peter Estermann was appointed as replacement non-executive director on November 20, 2015, and was subsequently appointed as non-executive director at our annual general meeting of shareholders held on June 29, 2016. Mr. Estermann has also served as Chairman of the board of directors since November 20, 2015. Mr. Estermann has been the Chief Executive Officer of Via Varejo since October 2015, and has been vice president of strategic development and infrastructure of GPA since 2014. Previously, he held the following executive positions: vice-president and chief operating officer of TENCO Shopping Centers from February 2014 to June 2014; executive officer of global operations of Magnesita Refratários S.A. from 2012 to 2013; chief executive officer at LWB Refractories — Germany, subsidiary of Magnesita Refratários S.A. for operations in Europe, from 2008 to 2011; executive director of operations at Medial Saúde, one of the largest health insurance companies in Brazil, from 2006 to 2007, during its initial public offering in the Novo Mercado segment of the BM&FBOVESPA, in which he actively participated, executive director of organizational development and president for the North and Northeast regions of Telemar Norte Leste S.A. from 2001 to 2005; executive director of operations and vice-president at Satipel Minas Industrial Ltda. from 1999 to 2001; chairman of the board of directors and general director of Tecflor Ind. S.A. from 1997 to 1998; general director of the forestry division of Aracruz Celulose SA from 1996 to 1997; chief operating officer of the Petropar Group from 1989 to 1995; chief operating officer of Destilaria Brasilândia S.A. from 1987 to 1988; and general manager of Agropecuária Mogno S.A. from 1981 to 1986. Mr. Estermann also served as a member of the board of directors of Tecflor Industrial S.A. from 1997 to 1998, Planalto Transportes Ltda. from 2007 to 2008 and Odontosystem Ltda. in 2008; as chairman of the board of directors of Sinterco S.A. from 2008 to 2013; and as member and chairman of the board of directors of Reframec Services S.A. in 2013. Mr. Estermann holds a bachelor’s degree in agricultural engineering from Universidade Federal de Minas Gerais — Lavras and a graduate degree from Harvard Business School.

Yves Desjacques was appointed as replacement non-executive director on August 28, 2015, and was subsequently appointed as non-executive director at our annual general meeting of shareholders held on June 29, 2016. Mr. Desjacques also served as one of our directors from November 19, 2014 until December 8, 2014. He has served as head of human resources of Casino Group and as a member of the board of directors of Éxito since 2007 and 2009, respectively. Mr. Desjacques has been a member of the board of directors of Via Varejo from February 2014 to April 2015 and is also chairman of the human resources committee of Via Varejo. He is also a member of the board of directors and the human resources and compensation committee of CBD. Mr. Desjacques also serves on the good governance code assessment, follow-up and compensation committee of Éxito. Prior to joining Casino Group, Mr. Desjacques was director of human resources and a member of the general committee of Vedior France from 2001 to 2007. Mr. Desjacques holds a master’s degree in public law from Université Paris II Panthéon-Assas where he specialized in labor law, corporate relations and human resources.

Silvio J. Genesini was appointed to serve as a replacement director for Yves Desjacques effective December 8, 2014 and acts as one of our independent directors. He currently serves as a member of the board of directors of Algar, a Brazilian conglomerate with telecom, IT and agribusiness operations, and as president of LIDE Tecnologia. Mr. Genesini previously served as Chief Executive Officer of Grupo Estado from 2009 to 2012, a Brazilian media group, as the managing director of Brazilian operations for Oracle Corporation from 2004 to 2009, and as a partner at Accenture and Andersen Consulting. Mr. Genesini holds a degree in industrial engineering from Universidade de São Paulo.

Eleazar de Carvalho Filho has served as one of our directors since October 31, 2014. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as Chief Executive Officer of Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent advisory company. From 2006 to 2011, Mr. Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil. He also has served as a member of the board of directors of Petróleo Brasileiro S.A., Centrais Elétricas Brasileiras S.A. and Vale S.A. He currently serves as director of FMC Technologies, Inc., a director of GPA, where he is also a member of the audit committee and chair of the financial committee, and as President of the Board of Trustees of the Brazilian Symphony Orchestra. Born in São Paulo, Mr. de Carvalho Filho holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from the Johns Hopkins University.

Ronaldo Iabrudi dos Santos Pereira has served as one of our directors since July 24, 2014. Mr. Iabrudi has served as Chief Executive Officer of CBD, as chairman of the board of directors of Via Varejo and as a member of the executive committee of Casino since 2014, and as a member of the board of directors of CBD, since 2013. Mr. Iabrudi is also the chairman of the board of directors of Lupatech S.A., a member of the board of directors of Estácio Participações S.A. and a partner of Viaw and Agrobanco. Previously, Mr. Iabrudi was a member of the board of directors of Cemar, chief executive officer of Magnesita S.A. from 2007 to 2011, chief executive officer of Telemar Group from 1999 to 2006, chairman of the board of directors of Telemar Operadora and a member of the board of directors of other subsidiaries of the Telemar Group, chief executive officer of Ferrovia Centro-Atlântica from 1996 to 1999 and chairman of the board of directors of Porto de Angra and an executive officer and financial officer of Gerdau Group from 1984 to 1996. Mr. Iabrudi holds a bachelor’s degree from Pontifícia Universidade Católica de Minas Gerais, a master’s degree in organizational development from Université Paris I Panthéon-Sorbonne and a master’s degree in management of changes from Université Paris IX Dauphine.

Didier Lévêque has served as one of our directors since October 31, 2014. He currently serves as Corporate Secretary of Euris (since 2008), the ultimate parent company of Casino Group, and also serves as Chairman of the board of directors and CEO of Finatis S.A. (since 2010 and 2008, respectively), a parent company of both Casino Group and Rallye. Mr. Lévêque is also the Chairman and CEO of Carpinienne de Participations S.A., Euris North America Corporation, Euristates Inc., Euris Real Estate Corporation and Parande Brooklyn Corp., the Chairman of Par-Bel 2 S.A.S. and Matignon Diderot S.A.S., and is a director of Euris (UK) Limited, Foncière Euris S.A., Casino and Rallye, and the co-Legal Manager of Silberhorn S.à r.l. Mr. Lévêque is a graduate of Hautes Études Commerciales (HEC).

Bernard Oppetit has served as one of our directors since November 19, 2014, and is one of our independent directors. He currently serves as the Chairman of Centaurus Capital Ltd, an asset management firm he created in 2000. Prior to founding Centaurus Capital, Mr. Oppetit held various positions at Paribas (now BNP Paribas). He started at Paribas in 1979, in Information Technology, worked in M&A from 1981 to 1987, joined the Risk Arbitrage Department in 1987, and was appointed global head of Equity Derivatives at Paribas in 1995 and served in this capacity until he resigned in 2000. He has been an independent director and Chairman of the audit committee of Natixis since 2009 and 2010, respectively. Mr. Oppetit is also a director of Centaurus Capital Holdings Limited, Centaurus Global Holding Limited and Centaurus Management Company Limited. Mr. Oppetit also serves as trustee of the Academy of St Martin-in-the-Fields.Mr. Oppetit graduated from École Polytechnique in Paris in 1978.

Arnaud Strasser has served as one of our directors since May 30, 2014. Mr. Strasser has served as Director, Corporate Development and Holdings of Casino and a member of the Casino Management Board since 2010. He has also served as a member of the board of directors of Éxito since 2010 (member of the Good Governance Code Assessment, Follow-up and Compensation Committee), member of the board of directors of CBD since 2010 and Vice Chairman since 2012 (member of the Human Resources and Compensation Committee), and a member of the board of directors and Vice Chairman of Via Varejo since 2012 and 2013, respectively (member of the Human Resources and Compensation Committee). Mr. Strasser also served as a member of the board of directors of Big C Supercenter until 2014. Mr. Strasser joined Casino in 2007 and served until 2009 as Advisor to the Chairman for International Development of Casino. Mr. Strasser is a graduate from the École Nationale d’Administration (ENA), he also holds a masters degree from the Hautes Études Commerciales (HEC), and a masters degree from the Institut d’Études Politiques de Paris.

Emmanuel Grenier was appointed as our Co-CEO in June 2014 and subsequently appointed CEO on January 21, 2016. Mr. Grenier was also appointed as replacement executive director on January 21, 2016 and was subsequently appointed as executive director at our annual general meeting of shareholders held on June 29, 2016. Mr. Grenier has served as Managing Director and Chief Executive Officer of Cdiscount since 2008. Since joining Casino Group in 1996, Mr. Grenier has served in a variety of roles in supply chain and IT, including as President of Cdiscount Group and CD Africa S.A.S., director and President of E-Trend S.A.S., director of two former Cdiscount subsidiaries, C-Asia and C Distribution (Thailand) Ltd. Mr. Grenier holds a master’s degree from ESC Chambéry in France.

7.                                     EXECUTIVE OFFICERS

The individuals listed below are our current executive officers:

Name	Age	Title
Emmanuel Grenier	44	Chief Executive Officer
Stéphane Brunel	42	Chief Financial Officer of Cnova N.V.; Chief Financial Officer of Cdiscount
Pascal Rivet	55	Chief Compliance Officer
Steven Geers	35	General Counsel

The following paragraphs set forth biographical information regarding our Non-Board executive officers. For biographical information regarding Emmanuel Grenier, please see “—Directors” above.

Stéphane Brunel was appointed as Chief Financial Officer on June 10, 2016. He has served as CFO of Cdiscount Group since February 2015 and as our deputy CFO since April 2015. Since joining Casino Group in 2008, Mr. Brunel has served in a variety of roles, including as Chief Financial Officer of Franprix-Leader Price between April 2011 and February 2015. Prior to that, Mr. Brunel worked at Rallye from 2006 to 2008 and previously at Morgan Stanley’s investment banking division. Mr. Brunel holds a master’s degree from EM Lyon in France.

Pascal Rivet was appointed as Chief Compliance Officer on March 17, 2016. Previously, Mr. Rivet served as our Interim General Counsel since March 2015. Since joining Casino Group in 1995, Mr. Rivet has served in several different roles in legal affairs and tax compliance, most recently as International Legal Affairs Officer, and prior to that as General Counsel, Legal and Tax Officer and Group Tax Manager. Mr. Rivet holds a Master of Laws degree from the Faculté de Droit et Science Politique of the Université de Toulouse 1 Capitole and a degree from the French National Tax School.

Steven Geers was appointed as our General Counsel on March 17, 2016, after having worked as our Assistant General Counsel since March 1, 2015. Prior to joining the Company, Mr. Geers worked as a senior lawyer at General Electric (GE) from 2011 to 2015. Additionally, he practiced corporate law at Greenberg Traurig in Amsterdam and at Bird & Bird in The Hague, the Netherlands, from 2007 to 2011 and at Greenberg Traurig in New York, United States, in 2007. Mr. Geers holds a master’s degree in Corporate Law from the University of Groningen, the Netherlands.

8.                                     BOARD  STRUCTURE

Our Company has a single-tier board of directors. Our board of directors consists of ten directors, including nine non-executive directors and one executive director. The Framework and IPO Agreement provides for the appointment of our initial board of directors by our Founding Shareholders and does not provide appointment rights to any shareholder following the completion of our initial public offering. See “17.1 Reorganization Related Agreements - Framework and IPO Agreement.” The terms of our directors will expire at the annual general meeting of shareholders in 2017 (for Arnaud Strasser and Ronaldo Iabrudi dos Santos Pereira), 2018 (for MM. Didier Lévêque, Silvio J.Genesini and A.M.R.L. Giscard d’Estaing) and 2019 (for P.P. Estermann, Y. Desjacques, B. Oppetit, E. de Carvalho Filho and E.O. Grenier). Non-executive Directors are expected to serve three-year terms, although the internal rules for our board of directors and its committees (the “Board Rules”) allow for other terms if proposed by the board of directors and approved by a resolution of our general meeting of shareholders. A director may be re-elected to serve for an unlimited number of terms.

In accordance with Dutch law, our Articles of Association provide that our directors will be appointed by our general meeting of shareholders. A director may be removed or suspended, with or without cause, by a resolution of our general meeting of shareholders passed by a simple majority of the votes cast. In addition, our executive director may be suspended by our board of directors.

Our executive director, currently Emmanual Grener, is the sole CEO. In addition, under our Articles of Association our board of directors may appoint other persons who are not a member of our board of directors as Co-CEOs (each a “Non-Board Co-CEO”). A Non-Board Co-CEO attends and participates in meetings of the board of directors as an observer, but may not vote. The duties, responsibilities and powers of a Non-Board Co-CEO are subject to certain limitations under Dutch law. Our board of directors may at any time determine that the specific circumstances require the board of directors to perform its duties through deliberation and decision-making among the directors only, without the Non-Board Co-CEOs being present. Currently no Non-Board Co-CEO is appointed.

The primary responsibility of our non-executive directors is to supervise the management, including the CEO, to oversee the functioning of the board of directors, and provide advice to our CEO and senior management, including supervising the execution of our Company’s strategy by our CEO and senior management and monitoring the general affairs of our Company and the business connected with it. The primary responsibility of our CEO is to manage, subject to the limitations of Dutch law and without prejudice to the board of director’s collective responsibility, our Company’s day-to day operations, the general affairs of the Company and of the Company’s group.

Decisions of the board of directors require the affirmative vote of a majority of the directors present or represented at any meeting of our board of directors where at least a majority of the full board is present or represented. The chairman of the board of directors casts the deciding vote in the event that any vote of the board of directors results in a tie. The board of directors may also act by written consent, evidenced by a resolution of the board of directors signed by at least a majority of the full board.

Our board has adopted internal rules concerning the organization, decision-making and other internal matters of the board of directors and the board committees. Our board of directors as a whole or the CEO individually is authorized to represent us in dealings with third parties. Our board may elect to adopt additional lists of decisions by the CEO requiring prior approval by the board as a whole, the Chairman or certain committees.

9.                                     DIRECTOR INDEPENDENCE

As a “controlled company” under the NASDAQ rules, we are not required to have a majority independent board of directors, except to the extent that our audit committee is required to consist of independent directors.  Our board of directors has determined that, under current NASDAQ listing standards regarding independence, and taking into account any applicable committee standards, Bernard Oppetit and Silvio J. Genesini, two of our non-executive directors, are independent directors. Mr. Oppetit and Mr. Genesini are both members of our audit committee. For director independence requirements under the DCGC, see “5 Dutch Corporate Governance Code — Independence (best practice provision III.2.1)”.

10.                              BOARD EVALUATION

Pursuant to the Board Rules, the non-executive directors shall discuss at least once a year, without the CEO being present, their own functioning, the functioning of the board committees and the individual non-executive directors, and the conclusions that must be drawn on the basis thereof. Moreover, the non-executive directors shall discuss at least once a year without the CEO being present both the functioning of the board of directors as a corporate body of the Company and the performance by the CEO of his duties, and the conclusions that must be drawn on the basis thereof. In accordance with the Board Rules, our Chairman shall see to it that the performance of the Directors and the CEO is assessed at least once a year.

The last meeting of the board of directors without the CEO being present to discuss the functioning of the board of directors as a whole and the individual directors took place in 2015.

Discussions by the non-executive directors on strategy, risks and risk management

As mandated by the Board Rules, our non-executive directors meet from time to time to discuss the corporate strategy and the main risks of the business, the results of the assessment by the board of directors of the design and effectiveness of the internal risk management and control systems, as well as any significant changes thereto.

11.                              REMUNERATION POLICY OF DIRECTORS

Under our Articles of Association, we must adopt a remuneration policy for our directors. Such remuneration policy was adopted by our general meeting of shareholders on October 30, 2014 and is available on our website.

The remuneration policy sets forth a remuneration structure designed to attract, retain and motivate directors with the leadership qualities, skills and experience needed to support the management and growth of the Company’s business. Our remuneration policy aims to drive strong business performance, promote accountability, incentivize directors to achieve short- and long-term performance goals with the objective of substantially increasing the Company’s equity value, and assure that directors’ interests are closely aligned to those of the Company’s shareholders and other stakeholders.

Our remuneration Policy is intended to ensure the overall market competitiveness of the directors’ remuneration packages, while providing our board of directors with enough flexibility to tailor its remuneration practices on a case by case basis. In determining the remuneration of directors, the board of directors (and the nomination and remuneration committee), in its discretion, shall consider what, if any, actions shall be taken with a view to preventing conflicts of interest. In its discretion, our board of directors (or the nomination and remuneration committee) may obtain independent advice from compensation consultants or counsel on the appropriate levels of compensation. The nomination and remuneration committee shall annually review and, if deemed appropriate, recommend to the board of directors changes to the individual directors’ remuneration packages from time to time in a manner consistent with our remuneration policy

Our board of directors determines the remuneration of our directors in accordance with the remuneration policy. Our CEO may not participate in the deliberations or, if applicable, the determination of his remuneration.

12.                              REMUNERATION OF EXECUTIVE OFFICERS AND DIRECTORS

12.1                       Compensation of Executive Officers

The aggregate compensation expensed by us and our subsidiaries to our current executive officers for the year ended December 31, 2015 was approximately €2.6 million ($2.8 million). This amount excludes: (a) the value of the deferred stock units awarded to our current executive officers as described below (see “12.3 Equity Incentive Plans—Deferred Stock Unit Awards”) ; (b) certain non-recurring payments relating to the repurchase of preexisting equity warrants; (c) compensation paid to Mr. Quiroga, who resigned on January 21, 2016 as the Company’s Co CEO and executive director; and (d) compensation paid to Mr. Rivet, currently the Company’s Chief Compliance Officer, when he served as Interim General Counsel between March 2015 and March 2016. Mr. Quiroga’s compensation as both Co-CEO and executive director in 2015 is shown in the table below, and Mr. Rivet’s compensation is paid as part of the management support and strategic advisory agreement between Cnova, Casino, Guichard-Perrachon and Euris. For a discussion of deferred compensation payable in future fiscal years, see “12.3 Equity Incentive Plans.”

12.2                       Compensation of Directors

In 2015, the aggregate compensation paid to Germán Quiroga expensed by us and our subsidiaries was approximately €1.1 million ($1.2 million), excluding the value of the deferred stock units awarded to him (see “12.3 Equity Incentive Plans - Deferred Stock Unit Awards”) and the DSUs and SARs described below and excluding certain non-recurring payments relating. As of December 31, 2015, 25,567 restricted shares were granted to certain of our current directors, out of which 8.521 vested in November and December 2015, respectively.

The below tables show the compensation paid by us and our subsidiaries to our executive and non-executive directors in the 2015 fiscal year. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries. Amounts are in euros unless otherwise stated.

		Committee		Long-term
	Director	membership	Attendance	incentive
Name and title	fees in USD	fees in USD	fees in USD	Awards in USD
				RSAs(1)
Non-executive directors
Peter Estermann, Chairman	1,123
Yves Desjacques	3,452
Didier Lévêque, Vice Chairman	10,000
Eleazar de Carvalho Filho	40,000			60,000
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman	10,000	5,000	6,000
Antoine Giscard d’Estaing	6,192
Arnaud Strasser	10,000
Independent non-executive directors
Bernard Oppetit	40,000	20,000	18,000	60,000
Silvio Genesini	40,000	20,000	44,000	60,000

		Variable			Long-term Incentive awards
	Base	cash			(number)
Name and title	salary (2)	incentives (3)	Pensions	Benefits (4)	DSUs (5)	SARs (6)

Executive director
Germán Quiroga, Former Co-CEO	483,290	562,807	—	31,447	272,520	940,033

(1)         Restricted Stock Awards are granted under our 2014 Omnibus Incentive Plan. See “—Equity Incentive Plans—Restricted Stock Awards” for a description of the restricted stock awards.

(2)         All amounts in this table were paid in Brazilian real and converted at 3.6916 BRL/EUR exchange rate, the average exchange rate for 2015 published by the European Central Bank.

(3)         This represents the annual bonus paid in 2015 with respect to 2014.

(4)         This represents the value of allowances or in-kind benefits for car, healthcare, meals and life insurance.

(5)         Deferred Stock Unit awards are granted under our 2014 Omnibus Incentive Plan. See “—Equity Incentive Plans—Deferred Stock Unit Awards” for a description of the conditions.

(6)         Stock Appreciation Right awards are granted by Casino. See “—Equity Incentive Plans—Stock Appreciation Right Awards” for a description of the conditions.

Variable cash incentives and retention plan for Executive director

During his tenure as executive director in the 2015 fiscal year, Mr. Quiroga participated in a retention plan at CNova Comércio Eletrônico S.A. under which €2,031,639 was to be payable in two installments, the first installment of 50% in 2017 and the second installment of 50% in 2018, subject to continued employment at the time of payment.

Compensation of non-executive directors

For our eligible non-executive directors who do not serve within the Casino Group in any capacity other than as a director, namely Messrs. Oppetit, Genesini and de Carvalho Filho, the remuneration structure is based on a cash portion and an equity portion supplemented by fees for service as committee chairperson and/or committee-membership as described below. This compensation structure is aligned that used for independent directors of U.S. listed companies. The fixed compensation in cash amounts to $40,000 annually. The compensation in equity consists of $60,000 worth of Cnova restricted stock awards (see “—Equity Incentive Plans—Restricted Stock Awards” below for a description of the restricted stock awards).

On November 19, 2014, Mr. Oppetit was granted 8,571 restricted stock awards representing a value of $60,000 (based on the IPO share price of $7.00 per ordinary share). On December 8, 2014, Messrs. de Carvalho Filho and Genesini were each granted 8,498 restricted stock awards with a corresponding value of $60,000

(based on the NASDAQ closing price of our ordinary shares on the grant date of $7.06 per share). The vesting schedule of the restricted stock awards is as follows:

			Vesting Schedule
	Number	Grant	Shares		Shares		Shares
Name	of RSAs	Date	(#)	Date	(#)	Date	(#)	Date
Bernard Oppetit	8,571	11/19/2014	2,857	11/19/2015	2,857	11/19/2016	2,857	11/19/2017
Silvio Genesini	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017
Eleazar de Carvalho Filho	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017

As shown in the above table, on November 19, 2015 and December 8, 2015, respectively, the first one-third of restricted stock awards vested for each of the listed non-executive directors.

For all our other non-executive directors, namely Messrs. Estermann, Giscard d’Estaing, Desjacques, Lévêque, Iabrudi and Strasser, a fixed annual retainer of $10,000 supplemented with fees related to committee memberships is awarded.

Members of our audit committee receive a fixed annual retainer of $10,000 and the chairman of the audit committee receives a fixed annual retainer of $20,000. Members of our nomination and remuneration committee receive a fixed annual retainer of $5,000, and the chairman of the nomination and remuneration committee receives a fixed annual retainer of $10,000. In addition, members of the audit committee receive an attendance fee of $2,000 per meeting and members of the nomination and remuneration committee receive an attendance fee of $1,500 per meeting.

Based on the above information, the annual compensation of our non-executive directors (paid pro rata to the time actually served in any given year) is provided in the table below. The pro rata aggregate compensation was paid out in December 2015, as indicated in the above table. All amounts included are in U.S. dollars.

			Nomination and	Restricted
	Director	Audit committee	remuneration	stock awards
Name and title	fees	fees	committee fees	(1)
Peter Estermann, Chairman	10,000	—	—	—
Yves Desjacques	10,000	—	—	—
Didier Lévêque, Vice Chairman	10,000	—	—	—
Antoine Giscard d’Estaing	10,000	—	—	—
Eleazar de Carvalho Filho	40,000	—	—	60,000
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman	10,000	—	5,000 + 1,500 per meeting	—
Arnaud Strasser	10,000	—	5,000 + 1,500 per meeting	—
Bernard Oppetit	40,000	20,000 + 2,000 per meeting	—	60,000
Silvio Genesini	40,000	10,000 + 2,000 per meeting	10,000 + 1,500 per meeting	60,000

(1)          This amount of $60,000 reflects the value of the restricted stock awards at the time of grant to each of Messrs. de Carvalho Filho, Oppetit and Genesini. See “Equity Incentive Plans - Restricted Stock Awards” for a description of the conditions.

Personal loans, advances and guarantees

The Company’s current policy is not to grant any personal loans and guarantees to directors, and where the Company has appointed one, the Non-Board Co-CEO, except for travel advances, cash advances and use of a Company-sponsored credit card in the ordinary course of business and on terms applicable to the personnel as a whole. In addition, we have entered into indemnification agreements with our directors and certain of our executive officers.

12.3                       Equity Incentive Plans

Existing Cdiscount Management Incentive Plan

Prior to the 2014 Reorganization, our subsidiary Cdiscount Group issued performance shares to certain managers and employees of Cdiscount. As a result, on March 5, 2014, such beneficiaries received, at the end of the vesting period, a total of 315,022 shares in Cdiscount Group, representing approximately 0.2% of Cdiscount Group’s share capital and voting rights. No additional shares in Cdiscount Group are to be issued pursuant to this plan. These shares were subject to a lock-up period as required by French law for a period of two years from the date of issuance, which ended on March 5, 2016.

Because Cdiscount Group’s shares are not listed and are therefore illiquid, Casino and each beneficiary entered into reciprocal put and call arrangements that allowed Casino to acquire from the beneficiaries, and allowed each beneficiary to sell to Casino, after the expiration of the lock-up period, the Cdiscount Group shares issued pursuant to such incentive plan at a price determined according to a formula based on the performance of Cdiscount. These arrangements were assigned to Cnova, enabling us to acquire eventually 100% of the outstanding share capital of Cdiscount Group.

2014 Omnibus Incentive Plan

On October 30, 2014, our general meeting of shareholders adopted the 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The 2014 Omnibus Incentive Plan provides our board of directors with the authority to grant stock options, SARs, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of our ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of our ordinary shares may be issued pursuant to awards granted under the 2014 Omnibus Incentive Plan. On November 19, 2015, the Company registered 16,474,433 ordinary shares by means under the 2014 Omnibus Incentive Plan on a registration statement on Form S-8 filed with the SEC. As of June 30, 2016, 1,345,566 ordinary shares were subject to outstanding awards and 15,128,867 remained available for new grants under the 2014 Omnibus Incentive Plan.

Deferred Stock Unit Awards

Pursuant to the 2014 Omnibus Incentive Plan, on November 19, 2014, we granted to certain executives and employees of Cnova and its subsidiaries awards of deferred stock units with respect to 1,319,999 of our ordinary shares in the aggregate. Each deferred stock unit award is non-forfeitable and is to be settled, for no consideration (except for Dutch resident recipients for which the deferred stock units will be settled for €1.00 per share), on the fourth anniversary of the completion of our initial public offering, by issuing or transferring ordinary shares to the recipient of the award. Prior to settlement, the recipient of a deferred stock unit award will not hold the ordinary shares subject to the award and, accordingly, will not have any rights as a shareholder in respect of the ordinary shares subject to the award, including voting rights. In addition, deferred stock unit awards may not be transferred except in case of the recipient’s death.

Stock Appreciation Right Awards

On November 19, 2014, Casino granted certain executives of Cnova an award of cash-settled SARs with respect to 4,746,907 of our ordinary shares in the aggregate. Each SAR award will vest in full on the fourth anniversary of the completion of our initial public offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (i) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (ii) 120% of the initial public offering price per ordinary share. The initial public offering price per ordinary share was $7.00.

Under certain conditions of termination of service by the recipient prior to the vesting date of the SARs, including in the event of termination without cause, an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award has no rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Restricted Stock Awards

Pursuant to the 2014 Omnibus Incentive Plan, in November and December 2014, we granted to certain of our directors awards of restricted stock with respect to 25,567 of our ordinary shares in the aggregate. Each award was determined by dividing $60,000 by the NASDAQ closing price per ordinary share on the date of grant. Such restricted stock awards vested on the first anniversary of the applicable grant date and will continue to vest in equal installments on the second and third anniversaries of the grant date, subject to the recipient’s continued service through such date. Any unvested portion of a restricted stock award will be forfeited for no consideration upon the recipient’s termination of service as a director, unless otherwise determined by the committee administering the 2014 Omnibus Incentive Plan. Prior to vesting, the recipient will have the rights of a shareholder in respect of the ordinary shares subject to the award, including voting rights, provided that any dividends or other distributions paid in respect of such ordinary shares will not become due until the ordinary shares that correspond to the dividends vest. In addition, restricted stock awards may not be transferred. Additional grants of restricted stock may be made pursuant to the 2014 Omnibus Incentive Plan upon the appointment of any future independent directors and directors that have no affiliation with Casino Group other than service as a director of a group company.

13.                              DIRECTORS’ SERVICE CONTRACTS

There are no arrangements or understandings between us, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their service as directors of our company.

14.                              BOARD AND OTHER MANAGEMENT COMMITTEES

We have two board committees, an audit committee and a nomination and remuneration committee. These committees are governed by our Board Rules. We also have a management and strategy committee and an operations committee, which are non-board committees.

14.1                       Audit Committee

Our audit committee consists of two independent directors, Mr. Bernard Oppetit and Mr. Silvio Genesini. Mr. Oppetit serves as the chair of the audit committee. Our board of directors has determined that each of Mr. Oppetit and Mr. Genesini is an “audit committee financial expert” as defined by the SEC and that Mr. Oppetit and Mr. Genesini meet the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Exchange Act.

Our audit committee oversees our accounting and financial reporting processes and the audits of our consolidated financial statements. The role of the audit committee is described in the audit committee charter, which is available on our website at www.cnova.com under “Investor Relations”.

14.2                       Nomination and Remuneration Committee

Our nomination and remuneration committee consists of three directors, Mr. Ronaldo Iabrudi dos Santos Pereira, Mr. Arnaud Strasser and Mr. Silvio Genesini. Mr. Genesini serves as the chair of the nomination and remuneration committee. The role of our nomination and remuneration committee is to assist our board of directors in selecting individuals qualified to become our directors, determining the composition of our board of directors and its committees and reviewing and recommending our compensation structure, including compensation relating to our directors and senior management. Our CEO may not be present at any committee meeting in which his compensation is to be discussed. Our nomination and remuneration committee charter, which is available on our website at www.cnova.com under “Investor Relations”, further describes the functions of our nomination and remuneration committee.

15.                              DIVERSITY POLICY

We endorse that the Board of Directors should aim for a diverse composition in terms of factors such as gender and age. However, the Board of Directors is of the opinion that gender is only one element of diversity, and that experience, (cultural) background, knowledge, skills and insight are equally important and relevant criteria in selecting new Directors. We believe that the current composition of the Board of Directors, taking into account the knowledge and experience of the current Directors, is in the best interest of Cnova and its businesses. In the future, however, we will continue to pursue a diverse composition for the Board of Directors, subject to the availability of suitable candidates at the time of Board appointments.

16.                              CONFLICT OF INTEREST

In 2014, no transactions were reported where a board member had a conflict of interest that was material to the Company.

17.                              RELATED PARTY TRANSACTIONS

The relationships we have with our Parent Companies, across areas such as purchasing, logistics and fulfillment, other operational areas and financing are an important part of our strategy and provide a significant competitive advantage.

Our Related Party Transaction Policy (the “RPT Policy”), in effect since the completion of our IPO, requires that all related party transactions be entered into on arm’s-length terms and provides for the management of situations of potential conflicts of interest. The RPT Policy defines related party transactions as transactions between (i) Cnova (or any subsidiary of Cnova), on the one hand, and (ii) either (x) a direct or indirect holder (or deemed holder) of 10% or more of our issued ordinary share capital and/or voting rights in respect thereof or any subsidiary thereof (or any of their respective directors or officers or their immediate family members), or (y) a director or officer of Cnova, or any of their immediate family members, on the other hand.

Following the completion of our IPO, in order to enhance compliance with the RPT Policy on a going forward basis, we retained the services of Grant Thornton France to review the terms of our related party transactions or arrangements then in effect, including those in effect prior to our IPO but excluding the 2014 Reorganization related agreements and agreements relating to our shares identified below. Grant Thornton reviewed all material terms that it believed should be considered in determining whether a transaction is on arm’s-length terms, including pricing, duration and termination provisions. Grant Thornton’s review was performed under International Standard on Assurance Engagements 3000 and concluded that no material element existed that would preclude the determination that (i) Cnova’s framework is appropriate for establishing related party transactions on arm’s-length terms and reviewing and approving such transactions, (ii) the framework has been properly applied to the related party transactions reviewed by Grant Thornton and (iii) each such related party transactions was entered into on arm’s-length terms, taking into account all material aspects of each transaction.

After this first review, Grant Thornton France reviewed certain of Cdiscount’s and Cnova Brazil’s  related party transactions for the fiscal year ended December 31, 2015, which were deemed significant based on amounts during that year or their strategic business stakes. In total, 20 related party transactions from Cdiscount and nine related party transactions from Cnova Brazil were identified and Grant Thornton tested material elements linked to each of these related party transactions’ invoicing processes, in particular pricing, invoicing frequency and payment deadline. This review was also performed under International Standard on Assurance Engagements 3000, and led to the conclusion that the related party transactions reviewed are operated at arm’s-length terms, taking into account all material aspects of the tested transactions.

In addition, starting in the fiscal year ended December 31, 2015 and continuing to date, Grant Thornton has reviewed proposed transactions to ensure that such related party transactions are designed and will be entered into on arm’s-length terms, taking into account all material aspects of each transaction and issues a report attesting that no material element existed which would preclude such related party transactions to be entered at arm’s-length terms.

Based on several factors, including our experience in the business sectors in which we operate, the terms of our transactions with unaffiliated third parties and other market data, as well as the review conducted by Grant Thornton, we believe that all of the transactions described below meet the standards set forth in the RPT Policy.

The following is a description of material related party transactions, or series of material related party transactions, existing since January 1, 2015, to which we were, are currently or are proposed to be a party and in which the other parties included, include or are proposed to include our directors, executive officers, major shareholders or any member of the immediate family of any of the foregoing persons..

17.1                       2014 Reorganization Related Agreements

Framework and IPO Agreement and Related Agreements

As part of the 2014 Reorganization, completed in late 2014, Casino, CBD, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 11, 2014. Subsequently, Éxito, Cdiscount Group, Germán Quiroga and another founder of Nova Pontocom became parties to the agreement. The Framework and IPO Agreement set forth the various steps undertaken in the 2014 Reorganization (described further in “2.2 Organizational Structure—The 2014 Reorganization”), our governing documents, the structure of our board of directors and its committees and certain other matters related to our initial public offering. In addition to the Framework and IPO Agreement, we entered into other agreements with certain members of the Casino Group, including an agreement related to the contribution of shares of certain eCommerce companies to us, shareholders’ agreements with Éxito with respect to Cdiscount Colombia and Cdiscount LatAm and put and call arrangements related to the acquisition of Cdiscount Colombia and Cdiscount LatAm.

In connection with the 2014 Reorganization, Nova OpCo entered into an indemnification agreement (the “Original Indemnification Agreement”) with Nova Pontocom, pursuant to which Nova OpCo agreed to indemnify and hold Nova Pontocom harmless from damages arising from acts the operating assets and liabilities contributed to Nova OpCo in the 2014 Reorganization. Following the spin-off of Nova HoldCo approved on December 22, 2015, Nova HoldCo was liquidated. Pursuant to a draft amendment to the Original Indemnification Agreement, expected to be executed shortly after the filing of this annual report, Nova OpCo has agreed to indemnify CBD, Via Varejo and the former management and minority shareholders of Nova HoldCo for the above-referenced operating assets and liabilities covered by the Original Indemnification Agreement.

Management Undertakings Agreement

Finally, we entered into a management undertakings agreement with Mr. Germán Quiroga (appointed Cnova Brazil´s Chief Executive Officer on May 23, 2014) and Mr. Eduardo Khair Chalita (elected as member of the Board of Directors of Nova Pontocom on February 19, 2014), Nova Pontocom and Nova OpCo, pursuant to which Mr. Quiroga and Mr. Chalita each individually agree, for a period of 12 months after the later of the date on each executive resigns or is dismissed from the management team or the date on which he transfers his beneficial ownership of all of our shares, not to: (1) compete with Nova Pontocom, Cnova Brazil or us or join any of our competitors or provide services to any of our competitors or to acquire any equity interest or otherwise be linked to any of our competitors; or (2) induce any customer to purchase or sell products or services to or from any competitor, enter into any agreement with any competitor, terminate its relationship with us and our affiliates or assist or induce any entity associated with us and our affiliates to terminate their association with us or our affiliates. Mr. Quiroga resigned from his position as Chief Executive Officer of Cnova Brazil on February 1, 2016. With respect to Mr. Chalita, as a result of the liquidation of Nova Pontocom due to its spin-off approved on December 22, 2015, the term of office of Mr. Chalita as member of the Board of Directors of Nova Pontocom ended on the same date.

17.2                       Restructuring Related Agreements

Sale of MonShowroom.com

On September 30, 2015, as part of our decision to focus on sites presenting strong operational synergies with our core business, the sale and transfer of shares of the company E-Trend S.A.S, owner of the website MonShowroom.com, from Cdiscount Group S.A.S. and Financière MSR to Monoprix, a Casino

Group’s subsidiary with a strong fashion profile, was concluded. One law firm and one financial expert confirmed the fairness of the deal based on the following points: (i) the legal terms and conditions of the share purchase agreement and put and call options were in line with market practice; (ii) all terms and conditions were comparable to those of a transaction among independent parties; and (iii) the purchase price and earn-out for both the controlling interest and the minority interest were based on the fair market value of MonShowroom.

17.3                       The Proposed Potential 2016 Transaction with Via Varejo

On May 12, 2016, we entered into a non-binding memorandum of understanding with Via Varejo regarding a possible reorganization of Cnova Brazil within Via Varejo. Cnova then announced that it has entered into a binding Reorganization Agreement on August 8, 2016. For further discussion, see “2.2 Organizational Structure—The Proposed Potential 2016 Transaction with Via Varejo.”

17.4                       Agreements Relating to our Shares

Special Voting Agreement

On November 24, 2014, we, the Voting Depository, Casino, CBD, Via Varejo, Éxito, Mr. Germán Quiroga, and Mr. Eduardo Chalita, with acknowledgment by Nova HoldCo, Lux HoldCo and Dutch HoldCo entered into Special Voting Agreement. This agreement includes the contractual terms of the Double Voting Right Structure as discussed in “17.4 Agreements Relating to our Shares.”

Pursuant to the Special Voting Agreement, the Special Voting Shares were automatically issued when our initial public offering was completed in November 2014. The Special Voting Agreement also provides for the non-transferability of special voting depository receipts except to a Permitted Transferee as described in “17.4 Agreements Relating to our Shares”, and authorizes the Voting Depository to unilaterally cancel special voting depository receipts (for no compensation) in specified circumstances. The Special Voting Agreement also includes an acknowledgement of the terms and conditions (administratievoorwaarden, or the “Terms and Conditions”) of the Double Voting Right Structure by each initial holder of special voting depository receipts. The Special Voting Agreement further includes an irrevocable power of attorney from each initial holder of special voting depository receipts to the Voting Depository and Cnova for acts required under the Terms and Conditions or the Special Voting Agreement.

Pursuant to the Special Voting Agreement, the Voting Depository is to be granted a call option (the “Call Option”) to acquire newly issued special voting shares in the event of a capital increase of Cnova in which one or more Founding Shareholders (or their Permitted Transferees, as the case may be) participate(s). The Call Option will be an irrevocable right to subscribe for additional special voting shares, exercisable only by the Voting Depository. The Call Option will include circumstances in which the Voting Depository must exercise the Call Option. An issuance of special voting shares pursuant to the Call Option will not require prior authorization by our general meeting of shareholders. The Call Option will be non-transferable and cannot be encumbered in any way. The Call Option will be perpetual in nature, exercisable on more than one occasion and cannot be cancelled unless and until the Double Voting Right Structure is abolished. The Call Option will give no right to subscribe for special voting shares to the extent that our authorized share capital would be exceeded, as set forth in our Articles of Association from time to time. The Special Voting Agreement includes an undertaking by us to ensure that our board of directors will propose an amendment to our Articles of Association in order to increase the number of special voting shares comprised in our authorized share capital if it appears that the Voting Depository will likely need to hold special voting shares in excess of the number of special voting shares issuable under our authorized share capital.

The Special Voting Agreement also provides that the Voting Depository may not, directly or indirectly, sell, dispose of, transfer or encumber any special voting share or otherwise grant any right or interest therein (other than a transfer to Cnova or a statutory right of pledge in favor of the holders of the corresponding special voting depository receipts).

In the Special Voting Agreement, the Voting Depository waives all of its (de minimis) economic rights in connection with the special voting shares, although Cnova is required to reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

The Special Voting Agreement also provides that in case of dissolution of the Voting Depository, the special voting shares will be transferred back to Cnova for no consideration and, if so desired, the parties to the Special Voting Agreement will seek to implement an appropriate alternative to the Double Voting Right Structure.

The Special Voting Agreement may be amended by the holders of special voting depository receipts by two-thirds majority vote, with our consent. The holders of the special voting depository receipts may also terminate the Double Voting Right Structure by a two-thirds majority vote.

We have not been made aware of any changes in this agreement to date.

Registration Rights Agreement

On November 25, 2014, the Founding Shareholders and certain other members of our management entered into a registration rights agreement with us. The registration rights agreement provides Casino and Dutch HoldCo with demand registration rights that can be exercised once per twelve-month period and provides all shareholders party to the agreement with piggyback registration rights, which, in either case, if exercised, would impose on us an obligation to register for public resale with the SEC our ordinary shares that are held by such shareholders. The demand registration rights can be exercised at any time, and include requests to register ordinary shares on a shelf registration statement once we become eligible to file a registration statement on Form F-3 or any successor or similar form and requests to effect takedowns from such shelf registration. The piggyback registration rights may be exercised when we propose to register any of our ordinary shares under the Securities Act by a preliminary prospectus, prospectus supplement or shelf registration statement (other than the registration statement we filed for our initial public offering, a registration on Form S-8 or F-4, or any successor or similar form relating to the ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us of another entity). In each registration pursuant to the registration rights agreement, we are required to pay the registration expenses of the selling shareholders, other than underwriting discounts and commissions and applicable transfer taxes. In addition, we have agreed to indemnify the selling shareholders in any registration pursuant to the registration rights agreement against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling shareholder for use therein.

17.5                       Logistics and Fulfillment Agreements

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis S.A.S. (“Easydis”), which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. The parties subsequently amended the agreement on May 16, 2014 to extend the scope of the services and on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six-year periods.

Cdiscount Pick-Up Point Agreements

Cdiscount has entered into a number of agreements, which have been amended from time to time, with members of the Casino Group relating to pick-up point and related services provided to us by such related parties.

The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV S.N.C. (“CCV”), a member of the Casino Group, as amended by two agreements dated May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click-and-Collect locations for customers purchasing heavy or large products on our sites.

The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

The parties are not entitled to transfer the agreement without the prior consent of the other party. Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Cnova Brazil Accommodation Agreements (Pick-Up Point Agreements)

Cnova Brazil has entered into a number of accommodation agreements for indeterminate term with CBD and Via Varejo pursuant to which CBD and Via Varejo allow Cnova Brazil’s customers to pick up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo. Other than payments related to their share of utilities in the agreements with Via Varejo, such as light and water, Cnova Brazil does not pay any fee for these arrangements. As of the date of this annual report, Cnova Brazil, CBD and Via Varejo are negotiating on an arm’s length basis a pick-up point framework agreement to regulate the terms and conditions of this transaction.

17.6                       Operational and Synergy Agreements

Cnova Brazil Operational Agreement

Pursuant to the Framework and IPO Agreement described above, on July 24, 2014, we entered into an amended Nova Pontocom Operational Agreement (the “Amended Operational Agreement”) with Nova OpCo, CBD, Via Varejo and Nova HoldCo. Following the spin-off of Nova Pontocom in December 2015, Nova HoldCo is no longer party to the Amended Operational Agreement. Under the agreement, Via Varejo must procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. We are required to align our prices with Via Varejo S.A. with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement also provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo and CBD (under the terms of the Trademark License Agreements entered into between Nova OpCo and Via Varejo and between Nova OpCo and CBD), provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it. These license agreements cannot be transferred by Cnova Brazil to any third-party without the owner’s agreement.

The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Nova OpCo (without corporate law status) that is responsible for supervising compliance with the Amended Operational Agreement, and that is comprised of members appointed by the Company, CBD and Via Varejo, each of which will report to the party that appointed such member.

The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 (the date of the original operating agreement) and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

Synergy Project with Via Varejo

Pursuant to the Amended Operational Agreement, the parties were to analyze the sharing of areas of their respective distribution centers, the segmentation of operations, optimization of processes and proper sharing of costs and expenses.  As part of this planning, Cnova Brazil entered into the arrangements described below in “—Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements.”

Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements

On May 13, 2011, Nova Pontocom, as sublessee, Casa Bahia Contact Center Ltda., as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement, as amended on October 1, 2011, for the sublease of certain real property in São Paulo, Brazil. Additionally, on November 27, 2014, Cnova Brazil and Via Varejo entered into a loan for use agreement by which Via Varejo subleased to Cnova Brazil real property located in Camaçari, Brazil.

In line with the Amended Operational Agreement and the synergy project developed thereunder, both of these lease agreements were terminated and replaced by free lease agreements between Cnova Brazil and Via Varejo pursuant to which Cnova Brazil may occupy and use Via Varejo distribution centers located in various Brazilian states.  For each distribution center, Cnova Brazil and Via Varejo also entered into an agreement for the apportionment of expenses and an agreement for the repayment of losses.

Each of the free lease agreements has a 12-month term and is automatically renewable for an equal period unless terminated by mutual agreement of the parties. The agreements for the apportionment of expenses are valid for 12 months from the date of execution, and are automatically and successively renewable for equal periods, unless earlier terminated by one of the parties with 90 days’ prior written notice. The compensation payable to Via Varejo will be determined based on the expenses incurred by Cnova Brazil.  Pursuant to the agreement for repayment of losses, Cnova Brazil or Via Varejo, as the case may be, is required to reimburse the other party and its affiliates from any losses arising from losses related to the agreement for apportionment of expenses.  In the event either party disagrees with the amount to be reimbursed, the reimbursing party shall pay the amount they agree with and provide a formal notice with the reasons why they disagree with the remaining amount to be paid.  Any amounts owed under the agreement for repayment of losses shall survive the termination or expiration of the agreement for the apportionment of expenses, until the obligation to indemnify the other party is performed.

As part of the Amended Operational Agreement described above, by no later than September 30, 2016, Cnova Brazil will terminate the previously-disclosed commercial lease agreement entered into on February 18, 2014, by Nova Pontocom (and later transferred to Nova OpCo following the 2014 Reorganization), as lessee, and Rec Log 411 S.A., as lessor, for the lease of a fulfillment center located in Rio de Janeiro, Brazil, and guaranteed by CBD.

Management Support and Strategic Advisory Agreement

On June 4, 2014, we entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, we agreed to pay fees on a pro-rata basis from the date of the 2014 Reorganization through the end of the year. The fees are assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group companies will issue to us an additional invoice or a credit note. The management support and strategic advisory agreement is entered into for an indefinite term and may be terminated upon mutual consent, or by any party with 90 days’ prior written notice. Additionally, in the event of a material breach, the non-breaching party may terminate the agreement with 15-day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S. (“EMC”), the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement, which was subsequently amended on March 27, 2015. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers. This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with an 18-month prior notice.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France (“DCF”) entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers. Pursuant to verbal binding agreements memorialized in draft agreements, the supply agreements were subsequently amended in 2015, to modify financial conditions. The agreements were subsequently amended on June 28, 2016 to detail and clarify financial conditions. Neither party has a purchase volume obligation under the agreements. Each party shall pay for the products “at cost” plus a decreasing margin (1.5% to 0%) depending on the portion represented by the purchasing entity purchase volume into the global non-food purchase volume made by the purchasing entity and the supplying entity. The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

DCF Purchasing Synergies

On June 30, 2015, Cdiscount and DCF entered into a Purchase Synergy Agreement, whereby DCF, due to lower volumes compared to Cdiscount volumes, remunerates Cdiscount for the purchase conditions obtained through such grouped purchases for non-food products. DCF pays commission to Cdiscount at a rate based on the respective volumes purchased by DCF and Cdiscount compared to the total volume with common suppliers. In particular, (i) when DCF share in total volume is less than 20%, then the rate is at 1.5% of the total volume; (ii) when DCF share in total volume is between 20% and 35%, the rate is at 0.7%. If DCF share in total volume is higher than 35%, no remuneration is due. The agreement terminates on January 1, 2025, and is automatically renewable for successive five-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Exito’s Operational Service Agreement—Cdiscount Colombia

On March 27, 2015, Éxito and Cdiscount Colombia entered into an Operational Services Agreement, which includes the rendering of purchase, logistics, shipping (including pick-up point services), back-office IT license and maintenance agreement, and back offices services such as accounting, audit, legal and human resources, real estate management and marketing. The prices for each service rendered were determined depending on the type of service, on an arm’s-length basis, as legally required under Colombian law. The agreement, which took effect on January 1, 2015, is valid for one year and is automatically renewable for successive 1-year periods unless terminated by either party with a 3-month written prior notice.

Cross Canal Agreement with Distribution Leader Price

Pursuant to certain verbal arrangements between Cdiscount and Distribution Leader Price, which will be duly memorialized shortly after the filing of this annual report, Cdiscount agrees to sell products to Leader Price and to render related services to Leader Price. These products are sold by Leader Price in Leader Price’s stores. The fees to be paid for the services rendered are based on market prices.

Tab Agreements with LPE and DCF and Alimentaire Express Agreement with Franprix

On June 30, 2015, Cdiscount entered into two agreements, one with DCF and one with Leader Price Exploitation, pursuant to which Cdiscount designed, created and maintained a tab on its website dedicated to the DCF eCommerce site “Casinodrive” and the Leader Price eCommerce site “Leaderdrive,” respectively. In 2015, Cdiscount earned a total €2.6 million upfront payment that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs. Both agreements were terminated in December 2015 due to Cdiscount’s decision to concentrate its food offer in a single channel, by entering into the Alimentaire Express Agreement with Franprix Holding S.A.S. (“Franprix Holding”).

Under the Alimentaire Express Agreement, a verbal arrangement entered into by Cdiscount and Franprix Holding and expected to be duly memorialized shortly after the filing of this annual report, Cdiscount maintains features on its website to allow customers to order food products and Franprix Holding sells and delivers the products to the customers’ homes on an express basis via its network of stores. The delivery time is an hour and a half or such longer time period agreed with the purchaser.The initial territory covered by the express food delivery service is Paris and Neuilly sur Seine. Cdiscount and Franprix Holding may agree to extend the initial territory. Under the agreement, Franprix Holding guarantees that its stores registered pursuant to the agreement comply with the required quality standards of products sold to consumers and the timely delivery service.

The agreement is effective as of December 1, 2015 and is valid for an indefinite period. Financial conditions are based on Cdiscount’s marketplace commissions system. The parties agreed on a six-month free commission period followed by decreasing commissions depending on the number of products offered.

17.7                       Financing Agreements

Cdiscount Banque Casino Cooperation Agreement

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which Casino and Crédit Mutuel S.A. each own 50.0% of the share capital, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. This agreement is effective until December 30, 2016 and is automatically renewable for a 5-year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period.

Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of financial services relating to the payment-in-installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

On December 15, 2015 and December 16, 2015, the parties amended the agreement to reallocate the financial services provided by Banque Casino to Cdiscount (in-house). After this, the agreement changed substantially since the payment-in-installments plan is now managed by Cdiscount. Under the new conditions, Cdiscount offers the credit to customers who opt for the payment-in-installments plan and sells the respective receivables to Banque Casino. Banque Casino, in turn, pays the full purchase price, assumes substantially all of the credit risk for the installments payments beyond agreed-upon risk levels for Cdiscount and earns a fee for it.

Cartes et Crédits Joint Venture Agreement

On June 13, 2012, Cdiscount, Banque Casino and C2C-Cartes et Crédits à la Consommation SA a subsidiary of Crédit Mutuel S.A. (“Cartes et Crédits”) created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profits and losses of the common activity regarding Cdiscount customers.

On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

In June 2015, Cdiscount notified Banque Casino of its decision to cease the contract at its term in December 2016, opening therefore a period for renegotiation of the terms of a new contract.

Cash Pooling Agreements

On July 1, 2014, Cnova entered into a Current Account Agreement with Casino Finance International (previously named Polca Holding S.A.), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and Cdiscount International, also acceded to the Current Account Agreement, respectively on August 1, 2014, October 17, 2014 and August 1, 2014. The purpose of the current account agreement is to improve the management of the parties’ working capital through: (i) obtaining cash advances from Casino Finance International to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. In connection with the increase of our net sales from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with our growth, the current account agreement between Cnova and Casino Finance International was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million. There is no cap on the size of any given drawing from the cash pool. Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

Casino Finance International, and the Casino Group entities participating in the cash pool including Cnova and certain of its European subsidiaries, are parties to a service agreement dated November 25, 2013, as amended from time to time, with Société Générale S.A. in order to implement the cash pool and ensure automatic cross-border cash centralization between each participating company and Casino Finance International as the pool leader. The agreement has been entered into for an indefinite period of time. Société Générale S.A. or Casino Finance International may terminate the agreement at any time subject to a 30-day notice period.

Apple Corporate Guaranty

On April 29, 2014, CBD and Apple Computer Brasil Ltda. (“Apple Brasil”) entered into a corporate guaranty agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom’s and Via Varejo’s obligations under certain agreements entered into with Apple Brasil (the “Reseller Agreements”) governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Following the 2014 Reorganization, this agreement was transferred from Nova Pontocom to Cnova Brazil. This corporate guaranty agreement will remain in force until (i) the fulfillment of the secured obligations of Cnova Brazil under the Reseller Agreements or (ii) CBD fulfils all of its obligations under the agreement. CBD may terminate the agreement at any time subject to a 60-day notice period, provided that CBD pays all the debts arisen from invoice issued under the Reseller Agreements within a 60-day notice period.

Guarantee Framework Agreement

On May 10, 2016, CBD and Cnova Brazil entered into a Guarantee Framework Agreement, as subsequently amended. The agreement provides for a fee to be charged by CBD on market terms in consideration for CBD’s future and existing guarantees of the obligations of Cnova Brazil under financial agreements, lease agreements and commercial agreements with third parties.

This agreement will remain in force until all debts have been paid by Cnova Brazil or until CBD is released from the guarantee. Either party may terminate the agreement with 90 days’ prior written notice period. If the termination is requested by CBD and Cnova Brazil is unable to replace the guarantees within a 90-day period, (i) the agreement will remain in force until the guarantees are replaced and (ii) CBD’s fees will remain in force, without the application of a discount provided in the agreement. CBD waives fees in connection with its guarantee under certain lease agreements, so long as by September 30, 2016, Cnova Brazil terminates and/or does not renew these lease agreements or the CBD guarantee is replaced by a new guarantee.

Side Letter Agreements Related to CBD Corporate Guarantees

Between January and July2016, Cnova Brazil and CBD entered into various side letter agreements enabling Cnova Brazil to access new financings/loans with financial institutions: (i) a loan agreement between Cnova Brazil and Banco Bradesco Europa S.A.; (ii) a loan agreement between Cnova Brazil and Banco Santander S.A.; (iii) an increased credit limit in an existing overdraft account with Banco Santander S.A.;  (iv) the renewal of an agreement for the opening of documentary credit for the payment of imported goods with Banco Santander S.A and (v) a loan agreement between Cnova Brazil and Safra Bank. See “3.2 Operating and Financial Review and Prospects - Liquidity and Capital Resources” for further discussion of these financing agreements. These side letter agreements were provided for the payment of a semi-annual fee by Cnova Brazil to CBD in connection with corporate guarantees provided by CBD.

17.8                       Licensing Agreements

License Agreements

Pursuant to the Framework and IPO Agreement, on July 24, 2014, we entered into several license agreements. Under these license agreements, the trademarks, “Extra,” “Casas Bahia,” and “Ponto Frio” are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names “extra.com.br,” “casasbahia.com.br” and “pontofrio.com.br” in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of ten years thereafter. In the event we breach this obligation, we are required to comply with the remedies provided in the agreement. Either party to the applicable license agreement has the right to terminate immediately upon written notice to the other party in the event that the other party becomes insolvent, files for bankruptcy or is the subject of an involuntary bankruptcy proceeding. In the event that either party terminates the agreement, then without prejudice to the non-breaching party’s right to seek specific performance and damages, the breaching party is required to pay a fine to the non-breaching party in the amount of R$50.0 million per trademark under each agreement. We are required to pay a one-time licensing fee of R$100,000 each to CBD and Via Varejo.

Cdiscount Finlandek Trademark License Agreement

Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non-exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. Under the terms of the agreement, the license was granted for free until March 1, 2016. For periods thereafter, the parties have agreed to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

The agreement terminates on February 29, 2024, and is automatically renewable for successive ten-year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

17.9                       Other Corporate Agreements

Cdiscount Go Sport Agreement

On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A. (“Go Sport”), a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the agreement, Cdiscount provided the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement. This agreement was terminated on May 12, 2015, with effect from November 19, 2015. The parties are currently negotiating the terms and conditions of a new agreement for the implementation of a new platform, which will be memorialized after the filing of this annual report.

Cdiscount’s compensation under the agreement was based on the annual turnover of the platform and varies based on Go Sport’s annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation paid by Go Sport to Cdiscount, the agreement provided for payments to be made to Cdiscount on account of maintenance services, specific third-party services and logistics and transport services.

Cdiscount Casino International Agency Agreement

Cdiscount and Casino International S.A.S. (“Casino International”), entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services (“IRTS”), a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium-sized companies for services sold by Casino International on behalf of Cdiscount.

Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International’s and IRTS’ prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

The agreement is automatically renewable each year for successive one- year periods unless terminated by either party with three months’ notice. Each party may terminate the agreement (i) in case of insolvency of a party or dissolution of IRTS, (ii) with 30 days’ notice in case of uncured breach and (iii) with three-months’ notice in the following cases: change in the shareholding structure of Cdiscount leading to a decrease of the direct or indirect participation of Casino in Cdiscount, or the sale of the share capital or the business of Cdiscount to a third party outside of the Casino Group.

Pursuant to a verbal arrangement entered into on March 27, 2015, effective as of January 1, 2015, this agreement has been extended to benefit certain additional Cnova subsidiaries, certain of which were disposed of since that date. For more information, see “2.2 Organizational Structure—The Restructuring.”

EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

Cdiscount—Saint Mard 1 Warehouse

Pursuant to certain verbal arrangements, Distribution Franprix S.A. entered into a sublease agreement with Cdiscount for the sublease of approximately 50,000 square meters of a warehouse in Saint Mard, France. This sublease commenced on December 15, 2014 and provided for a fixed monthly rent per square meter to be readjusted annually. The agreement with Distribution Franprix terminated on February 29, 2016, and Cdiscount entered into a lease agreement for the same space directly with a lessor, Goodman Saint Mard 1 Logistics (France) (“Goodman Saint Mard”). Goodman Saint Mard is not a related party of us. The current lease with Goodman Saint Mard, which took effect on March 1, 2016, has a term of 11 years and eight months, and may be terminated on its ninth anniversary subject to a termination payment by Cdiscount as lessee. The annual rent is approximately €2.6 million (excluding taxes and charges), subject to indexation, which may be reduced by approximately €7.0 million spread over the duration of the lease.

Cdiscount brand image use agreements

Cdiscount and DCF entered into an agreement on December 19, 2014 whereby Cdiscount grants DCF with the right to use its “low price” brand image within its network in order to support DCF in its aim to grow market share.  The fees to be paid by DCF for use of Cdiscount’s brand image shall be defined on an annual basis depending on services rendered and market practice. The agreement is effective from January 1, 2014. Each party may terminate the agreement at any time with six months’ prior notice and each party may terminate with 30 days prior notice in the case a party does not remedy a breach notified by the other party. The parties are currently negotiating an amendment to the agreement in order to determine the amounts to be paid by DCF for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

On March 27, 2015 Cdiscount and Franprix Leader Price Holding on behalf of certain of its subsidiaries (“FP LP Holding”), entered into an agreement under which Cdiscount granted FP LP Holding the right to use its “low price and non-food retailer” brand image within its network in order to support Leader Price’s aim to launch sales of non-food products and grow market share. The fees to be paid by FP LP Holding under this arrangement will be set annually based on prevailing market rates. The agreement is effective from January 1, 2015 and has been entered into for an indefinite period of time. The parties are currently negotiating an amendment to the agreement to determine the amounts to be paid for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

17.10                Agreements with Directors and Officers

We have entered into indemnification and insurance agreements with our directors and certain of our executive officers. We and our subsidiaries have also granted various forms of equity-based compensation to certain executives and directors of our company and/or our subsidiaries. For further discussion, see “12.3 Equity Incentive Plans.”

17.11                Lock-up Agreement

We, our directors, executive officers and all holders of our outstanding shares and share options have agreed, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, without the prior written consent of Morgan Stanley & Co. LLC and J.P. Morgan Securities LLC on behalf of the underwriters of our initial public offering for a period ending 180 days after November 19, 2014.

17.12                Family Relationships

We are not aware of any other familial relationships between our directors, officers, and employees.

18.                              SHARE CAPITAL

18.1                       Authorized Share Capital

Pursuant to our Articles of Association, our authorized share capital is €100,000,000 divided into 1,200,000,000 ordinary shares and 800,000,000 special voting shares, each with a nominal value of €0.05. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending our Articles of Association and may be as high as five times the issued share capital.

18.2                       Issued Share Capital

As of September 23, 2016, the Company had outstanding 441,297,846 ordinary shares, par value € 0.05 per share and 412,114,952 special voting shares, par value € 0.05 per share.

18.3                       Issuance of Shares and Preemptive Rights

Under Dutch law, shares are issued and rights to subscribe for shares are granted pursuant to a resolution of the general meeting of shareholders. The general meeting of shareholders may authorize our board of directors (or another body) to issue new shares or grant rights to subscribe for shares. Such authorization can be granted and extended, in each case for a period not exceeding five years.

Under Dutch law, in the event of an issuance of ordinary shares or granting of rights to subscribe for ordinary shares, each holder of ordinary shares will have a pro rata preemptive right in proportion to the aggregate nominal value of the ordinary shares held by such holder. A holder of ordinary shares does not have a preemptive right with respect to the issuance of, or granting of rights to subscribe for, (i) special voting shares, (ii) ordinary shares for consideration other than cash or (iii) ordinary shares to our employees or the employees of our group of companies.

The preemptive rights in respect of newly issued ordinary shares may be restricted or excluded by a resolution of the general meeting of shareholders. The general meeting of shareholders may authorize our board of directors (or another body) to restrict or exclude the preemptive rights in respect of newly issued ordinary shares. Such authorization can be granted and extended, in each case for a period not exceeding five years. A resolution of the general meeting of shareholders to restrict or exclude the preemptive rights or to designate the board of directors as the authorized body to do so requires a two-thirds majority of the votes cast, if less than one-half of our issued share capital is represented at the meeting.

Special voting shares do not carry preemptive rights in respect of newly issued ordinary shares or special voting shares, nor do holders of ordinary shares have preemptive rights in respect of newly issued special voting shares. Pursuant to the Special Voting Agreement, the Voting Depository will be granted a call option to acquire newly issued special voting shares in case of a capital increase of the Company in which one or more Founding Shareholders (or Permitted Transferees) participate. The Call Option is to be construed as an irrevocable right to subscribe for additional special voting shares. Pursuant to a resolution of the general meeting of shareholders on October 30, 2014, the Call Option was granted to the Voting Depository upon the completion of our initial public offering.

The most recent resolution adopted by our general meeting of shareholders in this respect was adopted in the annual general meeting of shareholders held on June 29, 2016, pursuant to which our board of directors is irrevocably authorized to limit or exclude the preemptive rights of holders of ordinary shares for a period not to exceed five years from the completion of our initial public offering.

18.4                       Form of Shares

Pursuant to our Articles of Association, our ordinary shares and special voting shares are registered shares. If the board of directors resolves that one or more ordinary shares are bearer shares, share certificates will be issued for such bearer shares in such form as the board of directors may determine.

18.5                       Repurchase by the Company of its Shares

Under Dutch law, we may not subscribe for newly issued shares in our own capital. We may acquire our shares, subject to applicable provisions and restrictions of Dutch law and our Articles of Association, to the extent that:

•                  such shares are fully paid up;

•                  such shares are acquired for no valuable consideration or such repurchase would not cause our shareholders’ equity to fall below an amount equal to the sum of the paid-up and called-up part of the issued share capital and the reserves we are required to maintain pursuant to Dutch law or our Articles of Association; and

•                  after the acquisition of shares, we and our subsidiaries would not hold, or would not hold as pledgees, shares having an aggregate nominal value that exceeds 50% of our issued share capital.

Other than shares acquired for no valuable consideration or by universal succession, our board of directors may acquire shares only if our shareholders have authorized the board of directors to do so. An authorization by the general meeting of shareholders for the acquisition of shares can be granted for a maximum period of 18 months. Such authorization must specify the number of shares that may be acquired, the manner in which these shares may be acquired and the price range within which the shares may be acquired. No authorization of the general meeting of shareholders is required if listed ordinary shares are acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them.

The most recent resolution adopted by our general meeting of shareholders in this respect was adopted in the annual general meeting of shareholders held on June 29, 2016,  pursuant to which our board of directors is authorized to acquire (i) up to 10% of our issued share capital at June 29, 2016 plus, in case of a material reorganization of the capital structure of the Company, (ii) an additional 10% of the issued share capital of the Company at June 29, 2016, by any means for an 18-month period from June 29, 2016 for a price per share not exceeding 110% of the market price of the ordinary shares (with the market price deemed to be the average of the NASDAQ or, as the case may be, Euronext Paris closing price on each of the ten consecutive days of trading preceding the second day prior to the date the acquisition is agreed upon by the Company).

18.6                       Capital Reductions; Cancellation

At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling shares or (ii) reducing the nominal value of the shares by virtue of an amendment to our Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel shares may only relate to shares held by the Company itself or in respect of which the Company holds the depository receipts. In order to be approved, a resolution to reduce the capital requires approval of a simple majority of the votes cast at a general meeting of shareholders if at least half the issued capital is represented at the meeting or at least two-thirds of the votes cast at the general meeting of shareholders if less than half of the issued capital is represented at the general meeting of shareholders.

A reduction in the number of shares without repayment and without release from the obligation to pay up the shares must be effectuated proportionally on shares of the same class (unless all shareholders concerned agree to a disproportional reduction). A resolution that would result in a reduction of capital requires approval of the meeting of each group of holders of shares of the same class whose rights are prejudiced by the reduction. In addition, a reduction of capital involves a two-month waiting period during which creditors have the right to object to a reduction of capital under specified circumstances.

19.                              GENERAL MEETINGS OF SHAREHOLDERS

General meetings of shareholders are held in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport), the Netherlands. All shareholders and others entitled to attend general meetings of shareholders are authorized to attend the general meeting of shareholders, to address the meeting and, in so far as they have such right, to vote, either in person or by proxy.

We must hold at least one general meeting of shareholders each year, to be held within six months after the end of our fiscal year. A general meeting of shareholders shall also be held within three months after our board of directors has considered it to be likely that the Company’s equity has decreased to an amount equal to or lower than half of its paid up and called up capital and whenever the board of directors so decides. If the board of directors has failed to ensure that such general meetings of shareholders as referred to in the preceding sentences is held in a timely fashion, each shareholder and other person entitled to attend general meetings of shareholders may be authorized by the Dutch court to convene the general meeting of shareholders.

Our board of directors may convene additional extraordinary general meetings of shareholders whenever our board of directors so decides. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) ten percent of our issued share capital or (ii) ten percent of the ordinary shares in our issued share capital, may on their application, be authorized by the Dutch court to convene a general meeting of shareholders. The Dutch court will disallow the application if it does not appear that the applicants have previously requested that the board of directors convenes a shareholders’ meeting and the board of directors has not taken the necessary steps so that the shareholders’ meeting could be held within eight weeks after the request.

General meetings of shareholders are convened by a notice which includes an agenda stating the items to be discussed. For the annual general meeting of shareholders the agenda is to include, among other things, the adoption of our annual accounts, the appropriation of our profits and proposals relating to the composition and filling of any vacancies of the board of directors and disclosure of remuneration. In addition, the agenda for a general meeting of shareholders includes such items as have been included therein by the board of directors. Pursuant to our Articles of Association, one or more shareholders and/or others entitled to attend general meetings of shareholders, alone or jointly representing at least (i) three percent of the issued share capital or (ii) three percent of the ordinary shares of our issued share capital (or, in each case, such lower percentage as the articles of association may provide), have the right to request the inclusion of additional items on the agenda of shareholders’ meetings. Such requests must be made in writing, substantiated and received by us no later than on the 60th day before the day the relevant shareholder meeting is held. No resolutions are to be adopted on items other than those which have been included in the agenda.

We will give notice of each general meeting of shareholders by publication on our website, and in any other manner that we may be required to follow in order to comply with Dutch law, and applicable stock exchange and SEC requirements. The holders of registered shares may be convened for a shareholders’ meeting by means of letters sent to the addresses of those shareholders as registered in our shareholders’ register, or, subject to certain statutory requirements and restrictions, by electronic means. We will observe the statutory minimum convening notice period for a general meeting of shareholders, which is currently forty-two days, and we will publish the following information on our website, and leave such information available on our website for a period of at least one year: (i) the notice convening the general meeting of shareholders, including the place and time of the meeting, the agenda for the meeting and the right to attend the meeting, (ii) any documents to be submitted to the general meeting of shareholders, (iii) any proposals with respect to resolutions to be adopted by the general meeting of shareholders or, if no proposal will be submitted to the general meeting of shareholders, an explanation by the board of directors with respect to the items on the agenda, (iv) to the extent applicable, any draft resolutions with respect to items on the agenda proposed by a shareholder as well as particulars provided to us concerning the shares and short positions that are, or are deemed to be, at the disposal of such shareholder, (v) to the extent applicable, a format proxy statement and a form to exercise voting rights in writing and (vi) the total number of outstanding shares and voting rights in our capital on the date of the notice convening the general meeting of shareholders.

A record date (registratiedatum) of 28 calendar days prior to a general meeting of shareholders applies, with the purpose to establish which shareholders and others with meeting rights are entitled to attend and, if applicable, vote in the general meeting of shareholders. The record date and the manner in which shareholders can register and exercise their rights will be set out in the convocation notice of the general meeting. Our Articles of Association provide that a shareholder must notify the Company in writing of his identity and his intention to attend (or be represented at) the general meeting of shareholders, such notice to be sent after the 28th day prior to the general meeting and to be received by us ultimately on the third trading day prior to the general meeting. If this requirement is not complied with or if upon direction of the Company to that effect no proper identification is provided by any person wishing to enter the general meeting of shareholders, the chairman of the general meeting of shareholders may, in his sole discretion, refuse entry to the shareholder or his proxy holder.

Pursuant to our Articles of Association, the general meeting of shareholders is chaired by the chairman of our board of directors. If the chairman of our board of directors is absent, the directors present at the meeting shall appoint one of them to be chairman of the general meeting of shareholders. If none of the directors is present at the general meeting of shareholders, the general meeting of shareholders shall appoint its own chairman. Directors may attend a general meeting of shareholders and shall, in that capacity, have an advisory vote at these meetings. The chairman of the meeting may decide at his discretion to admit other persons to the meeting. The chairman of the meeting shall appoint another person present at the shareholders’ meeting to act as secretary and to minute the proceedings at the meeting. Each director may instruct a civil law notary to draw up a notarial report of the proceedings at the Company’s expense, in which case no minutes need to be taken. The chairman of the general meeting is authorized to eject any person from the general meeting of shareholders if the chairman considers that person to disrupt the orderly proceedings. The general meeting of shareholders shall be conducted in the English language.

20.                              VOTING RIGHTS

In accordance with Dutch law and our Articles of Association, each issued ordinary share and each issued special voting share confers the right on the holder thereof to cast one vote at the general meeting of shareholders. The voting rights attached to any shares held by us or our direct or indirect subsidiaries are suspended as long as they are held in treasury. Dutch law does not permit cumulative voting for the election of directors.

Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the shareholders’ meeting) of a shareholder, which proxy holder need not be a shareholder. In accordance with the DCGC, we should give our shareholders the possibility to grant a proxy to an independent party prior to the general meeting of shareholders. Our Articles of Association do not limit the number of shares that may be voted by a single shareholder. If a usufruct or pledge over shares was granted prior to the time such shares were acquired by us, the holders of such rights shall have the voting rights attached to such shares if certain requirements are met.

In accordance with Dutch law and generally accepted business practices, our Articles of Association do not provide quorum requirements generally applicable to general meetings of shareholders. To this extent, our practice varies from the requirements of NASDAQ, which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares.

Resolutions of the general meeting of shareholders are adopted by a simple majority of votes cast without quorum requirement, except where Dutch law or our articles of association provides for a special majority and/or quorum in relation to specified resolutions.

The chairman of the general meeting of shareholders decides on the method of voting and may determine the voting procedure. The determination made by the chairman of the general meeting of shareholders with regard to the results of a vote is decisive. However, where the accuracy of the chairman’s determination is contested immediately after it has been made, a new vote shall take place if the majority of the general meeting of shareholders so requires or, where the original vote did not take place by response to a roll call or in writing, if any party with voting rights present at the meeting so requires.

Our board of directors keeps a record of the resolutions passed at each general meeting of shareholders. The record is available at our office for inspection by any person entitled to attend general meetings of shareholders and upon request a copy of or extract from the record will be provided to such person at no more than the cost price.

Our Articles of Association and Dutch law provide that resolutions of our board of directors concerning a material change in the identity or character of the Company or our business are subject to the approval of the general meeting of shareholders. Such changes include in any event:

•                  transferring the business or materially all of the business to a third party;

•                  entering into or terminating a long-lasting alliance of the Company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or partnership, if this alliance or termination is of significant importance for the Company; and

•                  acquiring or disposing of an interest in the capital of a company by the Company or by a subsidiary with a value of at least one-third of the value of the assets, according to the balance sheet with explanatory notes or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in the Company’s most recently adopted annual accounts.

The absence of such approval of the general meeting of shareholders does not affect the powers of representation of our board of directors or of the CEO.

None of the shares in the capital of the Company has special control rights. There are no restrictions on voting rights.

21.                              AGREEMENTS BETWEEN SHAREHOLDERS KNOWN TO US AND WHICH MAY RESULT IN RESTRICTIONS ON THE TRANSFER OF SECURITIES AND/OR VOTING RIGHTS

In connection with our initial public offering, we, our directors, executive officers and all holders of our outstanding shares and share options agreed with the underwriters of our initial public offering that, subject to limited exceptions, for a period of 180 days after November 19, 2014, we and they would not directly or indirectly offer, pledge, sell, contract to sell, grant any option to purchase or otherwise dispose of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares, or in any manner transfer all or a portion of the economic consequences associated with the ownership of ordinary shares, or cause a registration statement covering any ordinary shares to be filed (except for the ordinary shares offered in our initial public offering), without the prior written consent of the designated representatives of the underwriters, who may, in their sole discretion and at any time without notice, release all or any portion of the ordinary shares subject to these lock-up agreements.

Except for the abovementioned lock-up agreement in relation to our initial public offering, Special Voting Agreement (as described “17.2 Agreements Relating to our Shares - Special Voting Agreement”) and the shareholders agreement entered into among the shareholders of Nova Pontocom Comércio Eletrônico S.A (the “Nova Shareholders Agreement”), there are — as far as the Company is aware — no agreements involving a shareholder of Cnova that could lead to a restriction of the transferability of share or of voting rights on shares.

22.                              MATERIAL AGREEMENTS TO WHICH THE COMPANY IS A PARTY AND WHICH ALTER OR TERMINATE UPON A CHANGE OF CONTROL OF THE COMPANY

Except for the Special Voting Agreement (as described “17.2 Agreements Relating to our Shares - Special Voting Agreement”) and the Nova Shareholders Agreement, there are no material agreements to which we are a party that alter or terminate upon a change of control over the Company.

23.                              ANTI-TAKEOVER PROVISIONS

Under Dutch law, various protective measures against takeovers are possible and permissible, within the boundaries set by Dutch statutory law and Dutch case law. Our Articles of Association do not include or provide for any such protective measures, although the Double Voting Right Structure (as described below under “Other Information — 4. Special Voting Shares”) may have an anti-takeover effect.

24.                              AMENDMENT OF ARTICLES OF ASSOCIATION

The general meeting of shareholders may resolve to amend our Articles of Association. A resolution taken by the general meeting of shareholders to amend our Articles of Association requires a simple majority of the votes cast.

25.                              DIVIDENDS AND OTHER DISTRIBUTIONS

We have never declared or paid cash dividends to our shareholders. We have no present plan to pay dividends on our ordinary shares for the foreseeable future and currently intend to reinvest all future earnings, if any, to finance the operation of our business and to expand our business. Under Dutch law, we may only pay dividends to the extent our shareholders’ equity exceeds the sum of our paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or our Articles of Association. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, contractual restrictions, financial condition, future prospects and other factors our board of directors may deem relevant from time to time.

26.                              RESPONSIBILITY STATEMENT AND IN CONTROL STATEMENT

In accordance with the EU Transparency Directive, as incorporated in chapter 5.1A of the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), the Board declares that, to the best of its knowledge:

•                  The Consolidated Financial Statements, together with the stand-alone Company Financial Statements, give a true and fair view of the assets, liabilities, financial position and results of Cnova N.V. at December 31, 2015;

•                  The Annual Report gives a true and fair view of the position as per the balance sheet date, the state of affairs during the 2015 financial year of Cnova N.V. and its affiliated companies included in the consolidated financial statements and

•                  The Annual Report describes the principal risks and uncertainties that Cnova N.V. faces.

For the purpose of complying with provision II.1.5 DCGC on the risks relating to financial reporting, the Board believes that, to the best of its knowledge, the internal risk management and control system, as described under “4 Risk Management and Risk Factors”:

•                  provides reasonable assurance that its financial reporting does not contain any error of material importance; and

•                  Based on the results of the internal review of Cnova Brazil, the Company’s management identified: (i) control deficiencies in the internal control over financial reporting associated with: (a) entity-level controls at Cnova Brazil; (b) entity-level controls at Cnova NV; (c) replacement shipments and reverse logistics processes at Cnova Brazil distribution centers; (d) accounts reconciliations and cut-off procedures of Cnova Brazil; (e) capitalization of certain expenses at Cnova Brazil; (f) IT general controls at Cnova Brazil; and (g) deferred taxes; and (ii) the need to restate prior period consolidated financial statements. Based on their evaluation, the Company’s management concluded that, due to those control deficiencies in the internal control over financial reporting, the Company’s disclosure controls and procedures were not effective as of December 31, 2015. The Company’s management completed additional procedures prior to completing this annual report, which have allowed us to conclude that, notwithstanding such control deficiencies in the Company’s internal control over financial reporting as of December 31, 2015, the consolidated and standalone financial statements included in this report fairly present, in all material respects, the Company’s financial position, results of operations and cash flows for the periods presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”).

It should be noted that the foregoing does not imply that this system and these procedures provide absolute assurance as to the realization of operational and strategic business objectives, or that they can prevent all misstatements, inaccuracies, errors, fraud and non-compliance with legislation, rules and regulations.

Peter Estermann, Chairman(*)

Yves Desjacques

Silvio J. Genesini

Eleazar de Carvalho Filho

Ronaldo Iabrudi dos Santos Pereira

Didier Lévêque

Bernard Oppetit

Arnaud Strasser

Antoine Giscard d’Estaing

Emmanuel Grenier, CEO

CONSOLIDATED FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements of Cnova N.V.
Consolidated Income Statements for the Years Ended December 31, 2013, 2014 and 2015	F-91
Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2013, 2014 and 2015	F-92
Consolidated Balance Sheets as of December 31, 2013, 2014 and 2015	F-93
Consolidated Statements of Cash Flows for the Years Ended December 31, 2013, 2014 and 2015	F-94
Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2014 and 2015	F-95
Notes to the Consolidated Financial Statements	F-96
Note 1 Significant accounting policies, judgments, estimates and assumptions	F-96
Note 2 Earnings per share	F-101
Note 3 Restatement of previously issued financial statements	F-101
Note 4 Business combinations and equity transactions	F-107
Note 5 Assets held for sale and discontinued activities	F-111
Note 6 Operating segments	F-112
Note 7 Operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets	F-114
Note 8 Restructuring, gain/(loss) from disposal of non-current assets and impairment of assets	F-118
Note 9 Litigation	F-119
Note 10 Initial public offering expenses	F-119
Note 11 Financial income and expense	F-119
Note 12 Taxes	F-120
Note 13 Share of profits (losses) of associates	F-123
Note 14 Net cash and cash equivalents	F-123
Note 15 Financial assets	F-124
Note 16 Inventories, net	F-128
Note 17 Investments in associates	F-129
Note 18 Property and equipment, net	F-129
Note 19 Intangible assets, net	F-131
Note 20 Goodwill	F-134
Note 21 Impairment of goodwill, tangible and intangible assets	F-134
Note 22 Consolidated equity	F-136
Note 23 Share-based payments	F-138
Note 24 Provisions	F-141
Note 25 Pension and other post-employment benefit obligations	F-143
Note 26 Financial liabilities	F-144
Note 27 Fair value of financial instruments	F-146
Note 28 Financial risk management objectives and policies	F-148
Note 29 Off-balance sheet commitments	F-151
Note 30 Contingent assets and liabilities	F-152
Note 31 Related party transactions	F-153
Note 32 Subsequent events	F-164
Note 33 Main consolidated companies	F-169

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CNOVA N.V.

Consolidated income statements

for the years ended December 31, 2013, 2014 and 2015

€ thousands	Notes	December 31, 2013 Restated (1)	December 31, 2014 Restated (1)	December 31, 2015
Net sales	7	2,897,047	3,416,368	3,448,511
Cost of sales	7	(2,473,902)	(2,989,946)	(3,036,834)
Operating expenses
Fulfillment	7	(202,688)	(248,218)	(275,737)
Marketing	7	(78,474)	(70,009)	(77,882)
Technology and content	7	(79,204)	(85,691)	(98,700)
General and administrative	7	(45,250)	(49,037)	(76,739)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets		17,529	(26,533)	(117,381)
Restructuring	8	(2,790)	(8,413)	(17,133)
Litigation	9	(3,145)	(3,135)	(3,124)
Initial public offering expenses	10	—	(15,985)	(3,702)
Gain/(loss) from disposal of non-current assets	8	835	14	(6,108)
Impairment of assets	8	(1,139)	(2,588)	(14,614)
Operating profit/(loss)		11,290	(56,640)	(162,062)
Financial income	11	5,297	8,091	34,602
Financial expense	11	(60,900)	(75,487)	(94,615)
Profit/(loss) before tax		(44,312)	(124,035)	(222,075)
Income tax gain/(expense)	12	15,704	13,113	(20,308)
Share of profits/(losses) of associates	13	—	(2,369)	—
Net profit (loss) from continuing activities		(28,608)	(113,291)	(242,383)
Net profit (loss) from discontinuing activities	5	180	(1,864)	(16,665)
Net profit/(loss) for the period		(28,428)	(115,155)	(259,048)
Attributable to Cnova equity owners		(27,696)	(112,495)	(244,223)
Attributable to non-controlling interests		(733)	(2,660)	(14,825)

Attributable to the owners continuing		(27,665)	(110,697)	(232,189)
Attributable to non-controlling interests continuing		(943)	(2,594)	(10,194)
Attributable to the owners discontinuing		(31)	(1,798)	(12,034)
Attributable to non-controlling interests discontinuing		210	(66)	(4,631)

Earnings (losses) per share (refer to Note 2)

In €	2013 Restated	2014 Restated	2015
Basic earnings per share	(0.07)	(0.27)	(0.55)
Diluted earnings per share	(0.07)	(0.27)	(0.55)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of comprehensive income

for the years ended December 31, 2013, 2014 and 2015

€ thousands	2013 Restated	2014 Restated	2015
Net income/(loss) for the year	(28,428)	(115,155)	(259,048)
Items that may subsequently be recycled to profit or loss
Foreign currency translation	(90,954)	3,916	(147,634)
Available-for-sale financial assets	(43)	145	(133)
Items that may not be recycled to profit or loss
Actuarial gains and losses	(135)	(473)	59
Non-controlling interests
Other comprehensive income/(loss) for the year, net of tax	(91,132)	3,588	(147,708)
Total comprehensive income/(loss) for the year, net of tax	(119,560)	(111,567)	(406,756)
Attributable to Cnova equity owners	(115,189)	(108,748)	(392,520)
Attributable to non-controlling interests	(4,372)	(2,819)	(14,236)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheets

as of December 31, 2013, 2014 and 2015

(€ thousands)	Notes	January 1, 2013 Restated (1)	December 31, 2013 Restated (1)	December 31, 2014 Restated (1)	December 31, 2015

ASSETS

Cash and cash equivalents	14	176,601	263,550	573,321	400,793
Trade receivables, net	15	118,723	120,745	117,656	129,651
Inventories, net	16	274,775	360,674	400,111	414,956
Current income tax assets		2,234	1,385	1,466	798
Other current assets, net	15	150,269	169,221	202,368	195,423
Total current assets		722,602	915,575	1,294,921	1,141,621

Other non-current assets, net	15	67,670	112,118	95,070	23,608
Deferred tax assets	12	18,481	31,195	46,463	11,637
Investment in associates	17	17,353	—	—	—
Property and equipment, net	18	31,223	32,974	43,989	33,475
Intangible assets, net	19	89,631	103,312	132,439	116,921
Goodwill	20	590,430	521,017	527,160	391,389
Total non-current assets		814,788	800,616	845,122	577,031

TOTAL ASSETS		1,537,391	1,716,191	2,140,043	1,718,651

EQUITY AND LIABILITIES

Current provisions	24	1,739	1,384	4,733	7,480
Trade payables		742,616	920,450	1,311,234	1,216,022
Current financial debt	26	76,586	80,170	102,557	132,198
Current tax liabilities		29,381	40,594	37,943	51,223
Other current liabilities	26	84,129	105,195	144,065	178,489
Liabilities held for sale
Total current liabilities		934,451	1,147,793	1,600,532	1,585,414

Non-current provisions	24	1,888	3,336	4,608	11,828
Non-current financial debt	26	1,419	83,148	2,046	14,769
Other non-current liabilities	26	5,759	3,814	4,023	8,569
Deferred tax liabilities	12	8,616	8,665	7,293	—
Total non-current liabilities		17,682	98,963	17,970	35,166

Share capital		20,573	20,573	22,065	22,065
Reserves, retained earnings and additional paid-in capital		544,285	432,481	493,536	83,436
Equity attributable to equity holders of Cnova		564,858	453,054	515,601	105,501
Non-controlling interests		20,400	16,382	5,941	(7,430)
Total equity	22	585,258	469,436	521,542	98,071

TOTAL EQUITY AND LIABILITIES		1,537,391	1,716,191	2,140,043	1,718,651

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of cash flows

for the years ended December 31, 2013, 2014 and 2015

€ thousands	2013 Restated	2014 Restated	2015
Net profit (loss) attributable to equity holders of the Parent	(27,665)	(110,697)	(232,189)
Net profit (loss) attributable to non-controlling interests	(943)	(2,594)	(10,194)
Net profit (loss) continuing for the year	(28,608)	(113,291)	(242,383)
Depreciation and amortization expense	26,064	30,710	36,846
Expenses on share-based payment plans	393	7,501	689
(Gains) losses on disposal of non-current assets and impairment of assets	304	2,574	20,723
Share of (profits) losses of associates	—	2,369	—
Other non-cash items	7,121	5,639	856
Financial expense, net	55,649	67,394	60,014
Current and deferred tax (gains) expenses	(15,704)	(13,113)	20,308
Income tax paid	(4,293)	(4,720)	(3,615)
Change in operating working capital	130,182	297,081	108,884
Inventories of products	(103,122)	(31,658)	(72,315)
Trade payables	247,779	371,497	179,456
Trade receivables	22,990	(14,162)	(19,869)
Other	(37,465)	(28,596)	21,612
Net cash from/(used in) continuing operating activities	171,108	282,144	2,322
Net cash from/(used in) discontinued operating activities	(932)	(2,037)	(7,337)
Purchase of property, equipment & intangible assets	(48,519)	(71,169)	(66,476)
Purchase of non-current financial assets	(5,070)	(1,944)	(960)
Proceeds from disposal of prop., equip., intangible assets & non-current financial assets	2,223	3,325	4,868
Movement of perimeter, net of cash acquired (Note 4)	—	(11,393)	10,100
Investments in associates (Note 4)	—	(1,350)	(3,429)
Changes in loans granted (including to related parties—refer to Note 31)	(12,490)	120	64,931
Net cash from/(used in) continuing investing activities	(63,856)	(82,411)	9,034
Net cash from/(used in) discontinued investing activities	2,009	(177)	4,443
Changes in loans received	—	(31,073)	14,987
Transaction with owners of non-controlling interests	—	5,812	(18,627)
Proceeds from IPO, net of costs	—	137,081	20
Additions to financial debt	68,230	104,238	10,818
Repayments of financial debt	(40,431)	(16)	(232)
Interest paid, net	(57,505)	(63,230)	(63,337)
Net cash from/(used in) continuing financing activities	(29,706)	152,812	(56,371)
Net cash from/(used in) discontinued financing activities	—	(4,332)	(52)
Effect of changes in foreign currency translation adjustments	(22,618)	(5,721)	(133,614)
Effect of discontinued changes in foreign currency translation adjustments	—	221	259
Change in cash and cash equivalents from continuing activities	54,928	346,824	(178,629)
Change in cash and cash equivalents from discontinued activities	1,077	(6,325)	(2,687)
Cash and cash equivalents, net, at beginning of period	176,647	232,651	573,152
Cash and cash equivalents, net, at end of period (Note 14)	232,651	573,152	389,992
Cash and cash equivalents, net, at end of period, discontinuing			1,844

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statements of changes in equity

for the years ended December 31, 2013, 2014 and 2015

							Available-
			Additional		Foreign	Actuarial	for-sale	Equity	Non-	Total
	Number of	Share	paid-in	Retained	currency	gains and	financial	holders of	controlling	consolidated
€ thousands	shares	capital	capital	earnings	translation	losses	assets	the Parent	interests	equity
As of January 1, 2013(restated)	411,455,569	20,573	713,903	(146,155)	(23,271)	(224)	31	564,858	20,401	585,259
Other comprehensive income (loss) for the year		—	—	—	(87,315)	(135)	(43)	(87,493)	(3,639)	(91,132)
Restated Net profit (loss) for the year	—	—	—	(27,696)	—	—	—	(27,696)	(733)	(28,428)
Consolidated comprehensive income for the year	—	—	—	(27,696)	(87,315)	(135)	(43)	(115,189)	(4,372)	(119,561)
Share-based payments	—	—	384	—	—	—	—	384	9	393
Transactions between Group and NCI(i)	—	—	(241)	—	—	—	—	(241)	—	(241)
Other movements(iii)	—	—	3,176	66	—	—	—	3,242	344	3,586
As of December 31, 2013 (restated)	411,455,569	20,573	717,222	(173,785)	(110,586)	(359)	(12)	453,054	16,383	469,436
Other comprehensive income (loss) for the year	—	—	—	—	4,075	(473)	145	3,747	(159)	3,588
Net profit (loss) for the year	—	—	—	(112,495)	—	—	—	(112,495)	(2,660)	(115,155)
Consolidated comprehensive income for the year	—	—	—	(112,495)	4,075	(473)	145	(108,748)	(2,819)	(111,567)
Share-based payments	—	—	7,501	—	—	—	—	7,501	—	7,501
Initial public offering(ii)	29,182,894	1,459	127,166					128,625	—	128,625
Acquisition of Cdiscount Colombia (Note 4)	659,383	33	1,568	(969)				632	2,530	3,162
MonShowroom Put option (Note 4)	—	—	4,353	—				4,353	8	4,361
Nova Pontocom Reorganization(iv)	—	—	47,608	(1,338)	(15,392)			30,878	(15,794)	15,084
Acquisition of C-Asia (Note 4)	—	—	—	(13,651)				(13,651)	1,940	(11,711)
Other transaction between Group and NCI(i)	—	—	(570)	—	—	—	—	(570)	3,601	3,031
Other movements(iii)	—	—	13,529	(2)	—	—	—	13,527	92	13,619
As of December 31, 2014 (restated)	441,297,846	22,065	918,377	(302,240)	(121,903)	(832)	133	515,601	5,941	521,541
Other comprehensive income (loss) for the year	—	—	—	—	(148,223)	59	(133)	(148,297)	589	(147,708)
Net profit (loss) for the year	—	—	—	(244,223)	—	—	—	(244,223)	(14,825)	(259,048)
Consolidated comprehensive income for the year	—	—	—	(244,223)	(148,223)	59	(133)	(392,520)	(14,236)	(406,756)
Share-based payments			689			—	—	689	—	689
Initial public offering expenses (Note 10)			(182)			—	—	(182)	—	(182)
Put on minority interests CD Colombia (Note 26)				(7,360)		—	—	(7,360)	860	(6,500)
DTA Reversal (Note 12)				(10,726)		—	—	(10,726)		(10,726)
Other movements				(1)		—	—	(1)	5	5
As of December 31, 2015	441,297,846	22,065	918,884	(564,550)	(270,126)	(773)	—	105,501	(7,430)	98,071

(i)               Refer to Note 4 “Business combinations and equity transactions.”

(ii)            Increase in capital related to Cnova’s initial public offering on US market, net of €34,554 thousands of IPO expenses net of tax (refer to Note 10)

(iii)         “Other movements” are mainly related to general and administrative expenses, mainly consisting of headquarters and management costs that benefit the eCommerce entities, assumed by Casino on behalf of Cnova (December 2013: €4,958 thousand before tax, December 2014: €2,314 thousand before tax) (refer to Note 1.2 “use of judgment, estimates and assumptions”) . As of December 2014, the reported amount also includes the equity impact of the reimbursement by Casino of bonuses paid to Cdiscount managers in April 2014 (refer to Note 10)

(iv)          Refer to the note “Description of reporting entity” and other equity transaction stated in Note 4.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Description of reporting entity

Cnova N.V. (hereafter “Cnova”) is a public limited liability company incorporated and domiciled in Netherlands. It is listed on Nasdaq from November 19, 2014 and Euronext Paris from January 23, 2015.

On June 4, 2014, the boards of directors of Casino Guichard-Perrachon S.A. (‘‘Casino’’), a public company in France, Companhia Brasileira de Distribuiçao (‘‘CBD’’ or ‘‘GPA’’), a controlled subsidiary of Casino and a public company in Brazil and in the United States, Via Varejo S.A. (‘‘Via Varejo’’), a controlled subsidiary of GPA and a public company in Brazil, Almacenes Éxito S.A. (‘‘Exito’’), a controlled subsidiary of Casino and a public company in Colombia have agreed the financial and legal conditions of the transfer of their respective eCommerce business, mainly operated by Cdiscount S.A. (‘‘Cdiscount’’) in France, by Nova Pontocom Comércio Eletrônico S.A. (‘‘Nova Pontocom’’) in Brazil under a newly incorporated Dutch holding company, Cnova N.V. (‘‘Cnova’’), and to list Cnova in the United States stock market, while retaining control of Cnova.

As a preliminary step to this reorganization under common control (the ‘‘Cnova reorganization’’), GPA and Via Varejo, as controlling shareholders of Nova Pontocom, have effected a contribution in kind of substantially all of Nova Pontocom’s assets and liabilities related to its Brazilian eCommerce businesses to Cnova Comércio Eletrônico S.A., a new wholly owned Brazilian subsidiary (following such contribution, ‘‘Nova Opco’’, “Cnova Brazil”) while retaining certain assets and liabilities in Nova Pontocom then renamed Nova Pontocom holding company (‘‘Nova Holdco”). The financial terms of this reorganization of Nova Pontocom (the ‘‘Nova Pontocom reorganization’’) were outlined in a memorandum prepared by GPA which has been approved by the board of directors of Casino on June 4, 2014 as a supplement to the Global term sheet. The Global term sheet was approved by the boards of directors of GPA and Via Varejo on June 4, 2014. The Nova Pontocom reorganization was completed on July 21, 2014.

On December 18, 2015, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). Subsequently, the scope of the internal review of the legal and forensic accounting consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, manipulated accruals in accounting for freight and other expenses and improper capitalization of certain expenses related to software development. As a result, the Company identified several misstatements in its previously issued financial statements for the years ended December 31, 2013 and 2014 leading to a restatement of these financial statements for the year ended December 31, 2015. Note 3 describes the nature of the restatements recorded.

The Group consolidated financial statements of Cnova and its subsidiaries (collectively, the Group) for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on September 23, 2016.

The Group consists of leading global eCommerce operations with headquarters in the Netherlands. Operations are performed essentially in Brazil and France.

Note 1 Significant accounting policies, judgments, estimates and assumptions

1.1                               Basis of preparation of Cnova consolidated financial statements

Cnova has prepared these consolidated financial statements in accordance with International Financial Reporting Standards (‘‘IFRS’’) as issued by the International Accounting Standards Board (‘‘IASB’’). The financial statements also comply with IFRS as adopted by the European Union (UE). Indeed, IFRS as adopted

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

by the EU differs in certain respects from IFRS as issued by the IASB; however, the differences have no impact on the group’s consolidated financial statements for the years presented.

Cnova’s entities all have a December 31 year-end.

Standards and interpretations published with effect from January 1, 2015

New standards and amendments

Several new standards and amendments apply for the first time in 2015. The nature and the impact of each new standard or amendment that have an impact on the Group’s financial position, performance and/or disclosures are described below. New standards and amendments applying for the first time in 2015 but having no impact the annual consolidated financial statements of Cnova are not described.

•             Annual improvements to IFRSs 2011-2013 cycle

Issued in December 2013, the main standard concerned is IFRS 13 — Fair value measurement. This amendment clarifies that the exception of IFRS 13 which allows the fair value of a group of financial assets and liabilities to be measured on a net basis applies to all contracts within the scope of IAS 39 — Financial Instrument - Recognition and Measurement or IFRS 9 — Financial Instruments, regardless of whether they meet the meet the definition of financial assets or financial liabilities as defined in IAS 32 Financial Instruments — Presentation.

Cnova is currently analyzing the potential impacts of the other standards, interpretations or amendments that have been issued but are not yet effective, and has not early adopted any of them except for the amendment of IFRS 7 related to the assessment of continuing involvement in servicing contracts that Cnova has earlier applied.

Standards and interpretations published but not yet mandatory

The following pronouncement from the IASB applicable to Cnova will become effective for future reporting periods and have not yet been adopted by the group:

•             IFRS 9 Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments that replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. This standard is subject to retrospective application. It proposes a single, logical approach to the classification and measurement of financial assets which reflects the business model for managing them, as well as their contractual cash flows; a single, forward-looking impairment model based on “expected losses”; and a substantially reformed approach to hedge accounting. The information in the notes to the financial statements is also strengthened. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

•             IFRS 15 Revenue from Contracts with Customers

Issued in May 2014, the standard establishes the principles for revenue recognition from contracts with customers (except for those covered by specific standards: leases, insurance contracts and financial instruments). The core principle is to recognize revenue so as to describe the transfer of control of goods or services to a customer for an amount that reflects the payment that the entity expects to receive in consideration of these goods or services. IFRS 15 is subject to retrospective application and is effective for annual periods beginning on or after January 1, 2018. The new standard will supersede all current revenue recognition requirements of IAS 18, IAS 11 and the corresponding interpretations IFRS 13, IFRIC 15.

•             IFRS 16 Leases

Issued in January 2016, the standard lays down the principles of recognition, measurement, presentation and disclosure of leases for lessors and lessees. It replaces the current standard IAS 17 along with interpretations

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

of this standard. IFRS 16 is subject to retrospective application and is effective for annual periods beginning on or after January 1, 2019.

•             Annual improvements to IFRSs 2010-2012 cycle

Issued in December 2013, these amendments to the standard mainly concerned are the following:

•         IFRS 8 — Operating segment

•         IFRS 3 — Business combination

•         IAS 24 — Related parties

•             Annual improvements to IFRSs 2012-2014 cycle

Issued in September 2014, these amendments to the standards concerned are the followings:

•         IFRS 5 — non-current assets held for sale and discontinued operations

•         IFRS 7 — Financial instruments: disclosures

•         IAS 19 — employee benefits

•         IAS 34 — Interim financial reporting

Cnova has earlier applied the amendment IFRS 7 related to the assessment of continuing involvement in servicing contracts (since 2014).

•             Amendment to IAS 1 — Disclosure initiative

These amendments are subject to prospective application. The published amendment specifies the provisions related to two points:

•                  Application of the materiality concept, specifying that it applies to financial statements, including the notes to those financial statements, and that the inclusion of immaterial information may make them less understandable,

•                  Application of professional judgement, by marginally altering certain language considered prescriptive and thus leaving no room for judgement.

These amendments are effective for annual periods beginning on or after January 1, 2016, with early adoption permitted.

An initial analysis of the main impact of the application of IFRS 15, IFRS 9 and IFRS 16 on the Group’s consolidated financial statements will be launched in 2016.

The others amendments are not expected to have any impact on the Group.

1.2                               Accounting convention and use of estimates

Accounting convention

The consolidated financial statements have been prepared using the historical cost convention on the basis described above in the “Description of reporting entity” and the “Basis of preparation of Cnova consolidated financial statements.”

The consolidated financial statements are presented in thousands of euros. The figures in the tables have been rounded to the nearest thousand euros and include individually rounded data. Consequently, the totals and sub-totals may not correspond exactly to the sum of the reported amounts.

Classification of assets and liabilities as current and non-current

Assets that are expected to be realized in, or are intended for sale or consumption in Cnova’s normal operating cycle or within twelve months after the balance sheet date are classified as current assets, together with assets that are held primarily for the purpose of being traded and cash and cash equivalents. Liabilities that are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

expected to be settled in the entity’s normal operating cycle or within twelve months after the balance sheet date are classified as current. Cnova’s normal operating cycle is twelve months.

All other assets or liabilities are classified as ‘‘non-current’’. All deferred tax assets and liabilities are classified as non-current assets or liabilities.

Use of judgments, estimates and assumptions

The preparation of Cnova’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

Judgments

In the process of applying Cnova’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the consolidated financial statements:

•                  Specific accounting conventions used in preparing consolidated financial statements

For the financial statements for the years ended December 31, 2013 and 2014, Cnova retained certain general and administrative expenses of Casino mainly consisting of headquarters and management costs that benefitted its eCommerce entities. They are reflected as operating expenses against equity in the consolidated financial statements of Cnova for €5.0 million and €2.3 million in 2013 and 2014 (up to the effective date of the management support and strategic advisory agreement signed on June 4, 2014 — from this effective date to December 31, 2014 the expense related to this agreement was €1.8 million), respectively. In 2015, Cnova need not to apply this accounting convention and recorded its own actual costs.

•                  Revenue recognition from marketplaces transactions

Sales include transactions with customers through marketplaces. Cnova has analyzed facts and circumstances surrounding its revenue arrangements to determine if it was acting as a principal or an agent in those transactions. The indicators that Cnova considered include its primary responsibility in providing the goods to the customer, its latitude in establishing prices and its exposure to inventory and credit risks. Cnova concluded that in all those arrangements it is acting as an agent.

•                  Operating lease commitments—Cnova as lessee

Cnova has entered into commercial property leases on its warehouses. Cnova has determined, based on an assessment of the terms and conditions of the arrangements, that the lease term does not constitute a substantial portion of the economic life of the commercial property. Therefore, Cnova does not retain all the significant risks and rewards of ownership of these properties.

•                  Restatement of previously financial statements

In the course of determining the adjustments related to errors, Cnova assessed the allocation on previous years on the basis of available documentation and on the results of the internal review performed by the legal counsel and forensic accounting consultants. Consequently all amounts in these notes to the financial statements pertaining to the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

years ended December 31, 2013 and 2014 are subject to a restatement which is explained with details of the impacts in Note 3.

Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of resulting in material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Cnova based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of Cnova. Such changes are reflected in the assumptions when they occur.

•                  Impairment of goodwill, tangible and intangible assets

Impairment exists when the carrying value of an individual asset or a cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The method used by Cnova to perform its impairment tests is described in Note 21.

The key assumptions used to determine the recoverable amount for the different Cash Generating Units (‘‘CGUs’’), including a sensitivity analysis, are disclosed and further explained in Note 21. As of December 31, 2015, goodwill amounts to €391.4 million (2013: €521.0 million, 2014: €527.2 million). No impairment expenses was recorded on goodwill.

•                  Deferred tax assets

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning strategies.

As of December 31, 2015, Cnova has €15.3 million (2013: €18.1 million, 2014: €36.8 million) of deferred tax assets related to tax losses carried forward.

The consolidated entities have estimated the value of those assets based on future taxable profits and available tax planning opportunities that support the recognition of these losses as deferred tax assets. Other tax losses carried forward, not supported by the tax planning opportunities, are not recognized as deferred tax assets. Further details on taxes are disclosed in Note 12.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 2 Earnings per share

Following the completion of the Cnova reorganization, the earnings per share disclosed in the consolidated financial statements is computed based on the number of the Cnova shares resulting from the retrospective accounting of the Cnova reorganization.

€ thousands	2013	2014	2015
Losses attributable to ordinary equity holders of the parent for basic earnings and adjusted for the effect of dilution(1)	(27,696)	(112,495)	(244,223)

	2013	2014	2015
Weighted average number of ordinary shares for basic EPS including DSU (1) (refer to Note 23)	411,455,569	415,117,313	441,297,846
Dilutive instruments	—	—	—
Weighted average number of ordinary shares adjusted for the effect of dilution	411,455,569	415,117,313	441,297,846

(1)         On November 19, 2014, Cnova granted to certain executives of Cnova deferred stock units (DSU). The DSU are non-forfeitable (refer to Note 23). As they are non-forfeitable, the expense related to the fair value of services rendered has been recorded in 2014. The weighted number of DSU included in the computation of the basic EPS is 155,507 shares.

Note 3 Restatement of previously issued financial statements

3.1 Internal review in Cnova Brazil

On December 18, 2015, Cnova’s board of directors hired external legal and forensic accounting consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). Subsequently, the scope of the internal review of the legal and forensic accounting consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, manipulated accruals in accounting for freight and other expenses and improper capitalization of certain expenses related to software development.

As a result, the Company identified several incorrect statements in its previously issued financial statements for the years ended December 31, 2013 and 2014 leading to a restatement of these financial statements for the year ended December 31, 2015.

The nature of errors resulting from these incorrect statements are listed below and led to a correction of the accounting records processed during 2015 and the first few months of 2016. The tables in §3.3 disclose the impact of restatements recorded on the previously issued financial statements for the years ended December 31, 2013 and 2014 and, for information purposes on a cumulated basis at December 31, 2015. No tax impact was considered as the company assessed that the related deferred tax assets may not be recovered. In addition, the portion of adjustments listed below which relate to periods prior to July 2, 2012, the date Cnova Brazil started to be fully consolidated are recorded against the goodwill at that date (refer to Note 3.4).

•                  Inventories:

As stated above, external legal and forensic accounting consultants were also hired to review alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers (DCs). The review allowed to identify misappropriation of inventories in the management of damaged and returned products. In order to assess the potential impact of misappropriation of assets in Cnova Brazil distribution centers, a physical count, as of December 31, 2015, of all seven of its distribution centers in Brazil was completed with the support of external consultants. The results did not reveal any significant discrepancy.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Nevertheless, the work performed allowed to identify damaged/returned items that management decided to sell to discounters in April 2016. This change in estimate led to record an additional depreciation of a cumulated amount at December 31, 2015 of €12.7 million (R$46.9 million, including a R$4.8 million impact for 2014) based on the net realizable value approach (refer to Note 15).

•                  Net Sales & Accounts Receivable:

Prior to the internal review, under the Cnova Brazil’s customer service practice in Brazil, a customer was sent a replacement of product when a report was lodged confirming that the first delivery was either not received or was received in damaged/unsuitable condition. In many cases, the replacement shipment was sent before the missing or damaged/unsuitable merchandise was returned to Cnova Brazil, and a second sale was recorded in the company’s books. The subsidiary maintains two sales in the books, being one receivable from customers and another from freight companies. A cut-off procedure allows to adjust the second sale but was incorrectly applied and did not cancel the accumulated sales amount. As a result, the corrections of errors identified have the following impacts:

•                Decrease of 2013 and 2014 net sales by respectively €5.6 million (R$16.2 million) and €12.8 million (R$ 40.1 million)

•                Decrease of 2013 and 2014 cost of sales and fulfillment costs by respectively €0.2 million (R$0.6 million) and €0.5 million (R$ 1.7 million)

•                Decrease of the related accounts receivable with freight companies as of December 31, 2013 and 2014 by respectively €4.7 million (R$15.4 million) and €11.9 million (R$38.4 million).

The cumulative impacts of errors at Cnova Brazil were:

•                €29.8 million (R$110.1 million) on cumulative net sales over 2015, 2014, 2013 and prior years

•                €15.6 million (R$57.7 million) on accounts receivable as of December 31, 2015.

In addition, management discovered a sales cut-off error on orders to be billed and consequently decided to decrease 2013 and 2014 net sales by respectively €7.9 million (R$22.7 million) and €5.4 million (R$16.7 million) and increase other current liabilities for the same amounts. At Cnova Brazil, the cumulated impact on cumulative net sales is €5.4 million (R$19.8 million).

•                  Accounts Payable and Other Accounts:

Incorrect entries concerning accounts payable and other accounts were identified. They result from altered reports prepared by Cnova Brazil accounting staff at the direction of former Cnova Brazil employees. Consequently, management adjusted year-end accounts payable as of December 31, 2013 and 2014 by respectively an increase of €2.3 million (R$7.6 million) and a decrease of €0.3 million (R$0.9 million) and related cost of sales in the same amounts.

At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of €11.3 million (R$48.9 million).

•                  Intangible assets:

The internal review has uncovered that invoices and employees’ time were incorrectly capitalized as part of intangible assets. Consequently, management reduced year-end intangible assets as of December 31, 2013 and 2014 by respectively €4.3 million (R$13.9 million) and €7.5 million (R$24.2 million). This has resulted in a corresponding increase of operating expenses in the same amounts for 2013 and 2014. At Cnova Brazil, the cumulated impact on intangible assets as of December 31, 2015 is a decrease of €16.5 million (R$71.0 million).

•                  Deferred costs related to freight and other expenses:

The internal review has uncovered that invoices were incorrectly deferred to subsequent periods and that estimated

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

accrual of invoices to be received were inaccurate. Consequently, management increased year-end accounts payable as of December 31, 2013 and 2014 by respectively €1.2 million (R$4.0 million) and €6.1 million (R$19.5 million) and related operating costs in the same amounts. At Cnova Brazil, the cumulated impact on accounts payable as of December 31, 2015 is an increase of €5.0 million (R$21.7 million).

•                  Additional adjustments:

In addition, during and after the conclusion of the internal review, Cnova management performed a thorough review of Cnova Brazil’s accounts and recorded several adjustments, some with impacts on prior years. They relate primarily to i) suppliers rebates impacting the inventory valuation, ii) fixed asset count, iii) provision for losses on accounts receivable, and iv) marketplace liabilities. The following table identifies the various impacts on the restated consolidated income statement for each period:

Accounts impacted (in € million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Trade receivables, net(i)	3.3	7.1	(20.5)
Inventories, net	2.2	(1.1)	(3.4)
Other current assets	0.2	0.5	(0.9)
Other non current assets	—	—	1.3
Trade payables	(2.4)	—	—
Other current liabilities	—	(0.6)	(0.9)

Accounts impacted (in € million)	Adjustment as of January 1, 2013	Adjustment as of December 31, 2013	Adjustment as of December 31, 2014
Net sales(i)	3.6	8.1	(19.5)
Cost of sales	(0.1)	(0.8)	(2.7)
Fulfillment	—	(0.7)	(3.3)
General and administrative	—	—	0.7
Other revenue	—	—	1.0
Financial Result	—	—	0.6
Income tax	—	—	(1.0)
Total in Euros	3.5	6.6	(24.2)
Total in Real	8.8	18.9	(75.8)

(i)             The main adjustment being on accounting reconciliation of credit card, rebates, and wholesales.

At Cnova Brazil, the cumulative balance sheet overstatement impacted cost of sales for €3.0 million (R$12.9 million), fulfillment costs for €7.7 million (R$33.0 million) and financial expense by €0.8 million (R$3.4 million).

•                  Summary of impacts

All the corrections listed in this section sum up to a negative impact on opening equity as of January 1, 2013 of €30.9 million (R$83.5 million), €1.6 million (R$5.2 million) for the year ended 2013 and €58.0 million (R$ 186.8 million) for the year ended 2014, representing a cumulated amount of €83.0 million (R$357.8 million) at December 31, 2015.

3.2 Change in accounting method related to inventory valuation

As a result of a benchmarking of e-commerce peers, Cnova decided that warehouse reception and storage costs should no longer be incorporated into inventory valuation on the balance sheet but directly expensed

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

through the income statement. This adjustment was recorded for respectively €3.6 million and €7.5 million in the restated income statements as of December 31, 2013 and 2014.

3.3 Effects of restatements on the previously issued financial statements for the years ended December 31, 2013 and 2014

The following tables, presented in € thousands, set forth the effects of the restatement on affected items described above within Cnova’s previously reported Consolidated Balance Sheets and Consolidated Income Statements.

Consolidated Balance Sheet Data:	January 1, 2013 As previously reported	January 1, 2013 Adjustments related to errors	January 1, 2013 Discontinuing operations	January 1, 2013 Change in inventory valuation method	January 1, 2013 As adjusted
Trade receivables, net	120,536	(1,813)	—	—	118,723
Inventories, net	277,194	2,187	—	(4,606)	274,775
Other current assets, net	150,117	152	—	—	150,269
Intangible assets, net	96,940	(7,309)	—	—	89,631
Goodwill	553,682	32,058	—	4,690	590,430
TOTAL ASSETS	1,512,032	25,275	—	84	1,537,391
Trade payables	724,164	18,451	—	—	742,615
Other current liabilities	78,488	5,641	—	—	84,129
Equity attributable to equity holders of Cnova	562,100	2,676	—	81	564,857
Non-controlling interests	21,891	(1,493)	—	3	20,401
TOTAL EQUITY AND LIABILITIES	1,512,032	25,275	—	84	1,537,391

Consolidated Balance Sheet Data:	2013 As previously reported	2013 Adjustments related to errors	2013 Discontinuing operations	2013 Change in inventory valuation method	2013 As adjusted
Trade receivables, net	110,380	10,365	—	—	120,745
Inventories, net	366,974	688	—	(6,989)	360,673
Other current assets, net	168,635	586	—	—	169,221
Intangible assets, net	113,648	(10,336)	—	—	103,312
Goodwill	490,519	26,606	—	3,892	521,017
TOTAL ASSETS	1,691,379	27,909	—	(3,097)	1,716,191
Trade payables	905,417	15,033	—	—	920,450
Other current liabilities	91,690	13,505	—	—	105,195
Equity attributable to equity holders of Cnova	455,089	937	—	(2,973)	453,053
Non-controlling interests	18,072	(1,566)	—	(124)	16,382
TOTAL EQUITY AND LIABILITIES	1,691,379	27,909	—	(3,097)	1,716,191

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Income Statements Data	2013 As previously reported	2013 Adjustments related to errors	2013 Discontinuing operations	2013 Change in inventory valuation method	2013 As adjusted
Net Sales	2,898,912	5,861	(7,726)	—	2,897,047
Cost of Sales	(2,472,144)	(6,222)	4,464	—	(2,473,902)
Fulfillment	(202,840)	3,159	587	(3,594)	(202,688)
Marketing	(79,136)	(567)	1,229	—	(78,474)
Technology and Content	(76,733)	(2,640)	169	—	(79,204)
General and administrative	(44,554)	(1,420)	723	—	(45,251)
Operating profit (loss) before other operating costs	23,505	(1,829)	(554)	(3,594)	17,528
Operating profit (loss)	17,266	(1,829)	(554)	(3,594)	11,289
Financial expenses	(60,946)	—	46	—	(60,900)
Profit (loss) before tax	(38,382)	(1,829)	(508)	(3,594)	(44,313)
Net profit loss for the year	(23,006)	(1,829)	—	(3,594)	(28,429)
Net profit loss for the year attributable to equity holders of the Parent	(22,490)	(1,755)	—	(3,450)	(27,695)
Net profit loss for the year attributable to non-controlling interests	(516)	(73)	—	(144)	(733)
Basic earnings per share (in €)	(0.05)	(0.01)	—	(0.01)	(0.07)
Diluted earnings per share (in €)	(0.05)	(0.01)	—	(0.01)	(0.07)

Consolidated Balance Sheet Data:	2014 As previously reported	2014 Adjustments related to errors	2014 Discontinuing operations	2014 Change in inventory valuation method	2014 As adjusted
Trade receivables, net	139,307	(21,651)	—	—	117,656
Inventories, net	417,164	(9,008)	—	(8,045)	400,111
Other current assets, net	202,627	(260)	—	—	202,367
Other non current assets, net	93,727	1,343	—	—	95,070
Intangible assets, net	147,082	(14,643)	—	—	132,439
Goodwill	496,313	26,911	—	3,937	527,161
TOTAL ASSETS	2,161,459	(17,308)	—	(4,108)	2,140,043
Trade payables	1,296,013	15,222	—	—	1,311,235
Other current liabilities	117,953	26,112	—	—	144,065
Equity attributable to equity holders of Cnova	577,973	(58,289)	—	(4,083)	515,601
Non-controlling interests	6,318	(352)	—	(25)	5,941
TOTAL EQUITY AND LIABILITIES	2,161,459	(17,307)	—	(4,108)	2,140,044

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Consolidated Income Statements Data	2014 As previously reported	2014 Adjustments related to errors	2014 Discontinuing operations	2014 Change in inventory valuation method	2014 As adjusted
Net Sales	3,473,821	(37,718)	(19,734)	—	3,416,369
Cost of Sales	(2,987,684)	(11,866)	13,774	(4,171)	(2,989,947)
Fulfillment	(248,588)	1,843	1,825	(3,297)	(248,217)
Marketing	(70,363)	(2,515)	2,869	—	(70,009)
Technology and Content	(85,081)	(2,817)	2,207	—	(85,691)
General and administrative	(48,809)	(743)	515	—	(49,037)
Operating profit (loss) before other operating costs	33,296	(53,816)	1,456	(7,468)	(26,532)
Restructuring	(10,001)	997	591	—	(8,413)
Impairment of assets	(2,653)	—	65	—	(2,588)
Operating profit (loss)	1,536	(52,819)	2,112	(7,468)	(56,639)
Financial expenses	(76,047)	556	(4)	—	(75,495)
Profit (loss) before tax	(66,411)	(52,263)	2,108	(7,468)	(124,034)
Tax expenses	14,797	(997)	(687)	—	13,113
Net profit loss for the year	(54,426)	(53,260)	—	(7,468)	(115,154)
Net profit loss for the year attributable to equity holders of the Parent	(51,791)	(53,260)	—	(7,443)	(112,494)
Net profit loss for the year attributable to non-controlling interests	(2,635)	—	—	(25)	(2,660)
Basic earnings per share (in €)	(0.12)	(0.13)	—	(0.02)	(0.27)
Diluted earnings per share (in €)	(0.12)	(0.13)	—	(0.02)	(0.27)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.4 Impact on Cnova Brazil goodwill

Cnova Brazil is fully consolidated from July 2, 2012. The restatement described above has the following impact of the goodwill allocated to Cnova Brazil:

	Net asset		As of July 2, 2012
€ thousands	as of July 2, 2012	Adjustments	adjusted
Cash and cash equivalents	20,252		20,252
Trade receivables	26,820	(5,255)	21,565
Inventories	132,472	(5,921)	126,551
Other current assets	104,893	74	104,967
Other non-current assets	1,294		1,294
Deferred tax assets	13,612		13,612
Property and equipment	25,101		25,101
Intangible assets	47,720	(5,567)	42,153
Assets	372,164	(16,669)	355,495
Trade payables	195,005	16,236	211,241
Current financial debt	38,820		38,820
Other current liabilities	87,337	5,621	92,958
Non-current financial debt	10		10
Other non-current liabilities	602		602
Deferred tax liabilities	9,493		9,493
Liabilities	331,267	21,857	353,124
Net identifiable assets and liabilities at 100% (A)	40,897	(38,526)	2,371
Fair value of the 96% ownership held in Nova Pontocom (B)	539,586		539,586
Non-controlling interests at fair value (C)	22,483		22,483
Goodwill (B+C - A)	521,172	38,526	559,698

Note 4 Business combinations and equity transactions

1. Accounting policies

The consolidated financial statements include the accounts of all entities in which Cnova has a controlling financial interest.

Consolidated Entities

Control is achieved when Cnova is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Specifically, Cnova controls an investee if and only if Cnova has:

•                  Power over the investee (i.e. existing rights that give it the current ability to direct the relevant activities of the investee);

•                  Exposure, or rights, to variable returns from its involvement with the investee; and

•                  The ability to use its power over the investee to affect its returns.

When Cnova has less than a majority of the voting or similar rights of an investee, Cnova considers all

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

relevant facts and circumstances in assessing whether it has power over an investee, including:

•                  The contractual arrangement with the other vote holders of the investee;

•                  Rights arising from other contractual arrangements; and

•                  Cnova’s voting rights and potential voting rights.

Cnova re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of an entity begins when Cnova obtains control over the entity and ceases when Cnova loses control of the entity.

Associates

Associates are companies in which Cnova exercises significant influence over financial and operational policies without having control. They are accounted for by using the equity method. Goodwill related to these entities is included in the carrying amount of the investment in the associate.

Business combination

The consideration transferred in a business combination is measured at fair value, which is the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. Identifiable assets acquired and liabilities assumed are measured at their acquisition-date fair values. Acquisition-related costs are accounted for as expenses in the periods in which they are incurred.

Any excess of the aggregate of consideration transferred and the amount of non-controlling interests in the transaction over the fair value of the identifiable assets acquired and liabilities assumed is recognized as goodwill. For each business combination, Cnova may elect whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IAS 39 Financial Instruments: Recognition and Measurement, is measured at fair value with the changes in fair value recognized in the statement of profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

The provisional amounts recognized on the acquisition date may be adjusted retrospectively, if information about facts and circumstances that existed as of the acquisition date is still needed to finalize the measurement of the business combination. However, the measurement period shall not exceed one year from the acquisition date. The subsequent acquisition of non-controlling interests does not give rise to the recognition of additional goodwill.

2. Transactions in 2015

Disposal of MonShowroom

On September 30, 2015, Cnova signed a share disposal agreement with Monoprix where Cnova sold 51% of the shares of MonShowroom to Monoprix. For the remaining 49% of the capital, a purchase/sale commitment was executed, maturing in October 2016, with an enterprise value, as determined by independent fairness

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

opinions, of between €28 million and €35 million for 100% (depending on the result of an earn-out). Accordingly it is considered that on September 30, 2015 Cnova has disposed of 100% of MonShowroom with a partial deferred payment corresponding to the payment of 49% of the shares and the earn-out. Consequently MonShowroom has been reported as a discontinued activity (refer to Note 5).

3. Transactions in previous years

Acquisition of MonShowroom

Between 2012 and 2013, Cnova acquired 60.61% of MonShowroom in a step acquisition for €17.5 million and granted a put option to minority shareholders recognized as financial debt for €10 million.

Fair values of MonShowroom’s identifiable assets and liabilities at the acquisition date are summarized below.

Net asset
€ thousands	as of September 2, 2013
Cash and cash equivalents	2,009
Trade receivables	288
Inventories	4,044
Other current assets	267
Other non-current assets	12
Property and equipment	36
Intangible assets	6,910
Assets	13,566
Trade payables	4,818
Other current liabilities	965
Deferred tax liabilities	2,307
Liabilities	8,090
Net identifiable assets and liabilities at 100% (A)	5,476
Fair value of the previously-held 60.57% interest (B)	17,543
Acquisition cost of a 0.04% stake in Monshowroom (C)	7
Non-controlling interests at fair value (D)	10,272
Preliminary goodwill (B+C+D-A)	22,346

The main fair value adjustments were €6.7 million consisting of the recognition of the MonShowroom trademark for €5.5 million and customer lists for €1.2 million.

From September 1, 2013 to December 31, 2013, MonShowroom contributed €7.7 million and €0.5 million to Cnova’s consolidated net sales and profit before tax respectively. The consolidation of MonShowroom for the twelve month period ended December 31, 2013 had control MonShowroom been obtained on January 1, 2013 would have resulted in €22,492 thousand on Cnova’s consolidated net sales and €(82) thousand on profit before tax.

During the year 2014, Cnova finalized the purchase accounting of Monshowroom by acquiring the residual interest in MonShowroom for €6.0 million payment. The put option previously recorded in financial debt as of December 31, 2013 was reversed against the payment to the minority shareholders. The related €4.7 million impact was recorded in equity.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cdiscount Colombia

On July 24, 2014, Cnova took the control of Cdiscount Colombia as a result of the additional 21% ownership transferred by Exito in exchange for a 0.16% ownership in Cnova increasing Cnova total ownership in Cdiscount Colombia to 51%.

As this transfer occurred between entities under the common control of Casino, Cnova applied the pooling of interest method. Accordingly, the share capital increase of Cnova was measured at the carrying value of the transferred ownership in Cdiscount Colombia in Casino consolidated financial statements, no gain was recognized on the previously held 30% ownership and the difference between the share capital increase of Cnova and the book value of the 21% transferred was recorded through equity together with the related non-controlling interests for amounts, respectively, of €(1.0) million and €2.5 million.

The consolidation of Cdiscount Colombia for the twelve month period ended December 31, 2014 had control on Cdiscount Colombia been obtained on January 1, 2014 would have resulted in €8.6 million on Cnova’s consolidated net sales and €(5.1) million on profit before tax.

C-Asia

On November 17, 2014, Casino transferred 30% of its indirect interest in C-Distribution Asia Pte. Ltd (“C-Asia”), which controls Casino’s eCommerce subsidiaries operating in Thailand and Vietnam to Cdiscount Group, for an amount of €16.7 million. This transaction resulted in Cnova N.V. obtaining indirect 60% control over C-Asia.

As this transfer occurred between entities under the common control of Casino, Cnova applied the pooling of interest method. Accordingly, no gain was recognized on the previously held 30% ownership and the difference between the consideration paid and the book value of the 30% transferred was recorded through equity together with the related non-controlling interests for amounts, respectively, of €(13.7) million and €1.9 million.

Cash and cash equivalents amounted to €5.6 million as of the date of acquisition.

The consolidation of C-Asia for the twelve month period ended December 31, 2014 had control C-Asia been obtained on January 1, 2014 would have resulted in €8.6 million on Cnova’s consolidated net sales and €(6.9) million on profit before tax.

Other equity transactions

In 2014, Cnova increased its ownership in Cdiscount by 0.22% resulting in €0.8 million cash out and a €0.2 million negative impact on Group equity. As a consequence of the delivery of free shares granted to certain employees in 2012, Cnova decreased its ownership in Cdiscount Group by 0.19% resulting in a €0.3 million respectively negative and positive impact on Group equity and non-controlling interests.

As a consequence of the Cnova reorganization which consisted in a contribution of Nova Pontocom in Cnova Brazil, the following equity transactions were recorded:

•                  Nova Pontocom retained certain assets and liabilities of Nova Pontocom based on their carrying values in the financial statements of Nova Pontocom as of July 21, 2014 for € (15.1) million. This transaction was reflected as an equity transaction as of July 21, 2014 for the above amount of net assets, i.e. a contribution received, between Nova Pontocom and Cnova Brazil on the date such reorganization was legally completed.

•                  As part of the transaction, 4% ownership interests, held in Nova Pontocom/Cnova Brazil by certain of its managers that were recorded as non-controlling interests, were reclassified from non-controlling interests to additional paid in capital on July 24, 2014 for €17.1 million as 100% of Cnova Brazil shares have been contributed to Cnova NV and such minority shareholders have retained their non-controlling interest in the previous holding company of Cnova Brazil.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Without changes in ownership, several increases of share of capital in subsidiaries (essentially Cdiscount Colombia and Cdiscount LATAM) occurred during the period resulting in a €3.6 million cash-in and positive impact in non-controlling interests.

Note 5 Assets held for sale and discontinued activities

Accounting principle

A non-current asset (or disposal group) shall be classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. The asset (or disposal group) must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (or disposal groups) and its sale must be highly probable. The asset (or disposal group) shall be measured at the lower of carrying amount and fair value less costs to sell, and depreciation on such assets to cease; and shall be presented separately in the statement of financial position and the results of discontinued operations to be presented separately in the income statement.

A discontinued operation is a disposal group to be abandoned that either has been disposed of, or is classified as held for sale, and (a) represents a separate major line of business or geographical area of operations, (b) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. The results and cash flows of such disposal group shall be presented as discontinued operations at the date on which it ceases to be used. This presentation shall apply for prior periods presented in the financial statements so that the disclosures relate to all operations that have been discontinued by the end of the reporting period for the latest period presented.

Breakdown

51% of MonShowroom’s capital was sold to Monoprix on September 30, 2015. For the remaining 49% of the capital, a purchase/sale commitment was executed, maturing in October 2016, with an enterprise value, as determined by independent fairness opinions, of between €28 million and €35 million for 100% (depending on the result of an earn-out). MonShowroom is a fashion site which was not considered as part of Cdiscount core business due to very limited synergies with Cdiscount operations. Accordingly 100% of MonShowroom has been considered sold and re-classified as held for sale as of January 1, 2014 and a receivable recognized corresponding to the remaining estimated cash to be received in October 2016.

On August 1, 2015, the decision to close the operation in Panama and Ecuador was taken.

In December 2015, Cnova decided to sell its 80% share in Cdiscount Vietnam following the decision taken by its shareholder Casino Group to sell its own store network, as Cnova management considered that the website could no longer be operated without the logistic support of Casino Group. As a result, Cdiscount Vietnam’s assets and liabilities have been classified as held for sale as of December 31, 2015. The 80% share in the entity were sold on March 1, 2016 for HK$80 corresponding to the initial investment in capital to Cavi Ltd, a Casino Group subsidiary, with a view to resale together with Casino’s investment in Vietnam. The agreement with Casino Group included the payment of an earn out based on the price value of the sale of activities in Vietnam as part of the global sale agreement of Vietnam activities that should be signed. The final sale to a third party was completed on April 29, 2016 and, considering the final value of the website in the final sale agreement, no earn out is due to Cnova.

As Panama, Ecuador and Vietnam were a significant part of Cdiscount International, the opearations from January 1, 2015 have been classified as discontinued operations. Subsequently in March 2016, pursuant the decision of Casino group to sell its subsidiaries in Thailand, Cnova also engaged the decision to sell its interests in its own e-commerce susbsidiaries in Thailand (refer to Note 32).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Net assets held for sale amount to € nil at December 31, 2015 as the net assets of CD Vietnam have been impaired (refer to Note 32).

At December 31, 2015, the financial information related to activities held for sale is as follow:

€ thousands	December 31, 2015
Net Sales	18,500
Cost of sales	(17,559)
Operating expenses:
Fulfillment	(1,748)
Marketing	(2,312)
Technology and content	(3,060)
General and administrative	(1,723)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(7,902)
Restructuring	(5,171)
Gain/(loss) from disposal of non-current assets	(323)
Impairment of assets	(3,112)
Operating profit/(loss)	(16,508)
Financial income	117
Financial expense	(302)
Profit/(loss) before tax	(16,693)
Income tax gain/(expense)	28
Net profit/(loss) for the year	(16,665)
Attributable to Cnova equity owners	(12,034)
Attributable to non-controlling interests	(4,631)

Note 6 Operating segments

Segments are reported in a manner consistent with how the business is operated and reviewed by the chief operating decision maker (the CEO).

The segment information is divided into three reportable operating segments:

•                  Cdiscount France: it consists of amounts earned from retail sales of consumer products through Cdiscount.com and specialized websites in France; and

•                  Cdiscount International: it consists of amounts earned from retail sales of consumer products through websites created by Cdiscount outside of France; and

•                  Cnova Brazil: it consists of amounts earned from retail sales of consumer products through websites in Brazil Extra.com.br, PontoFrio.com.br, CasasBahia.com.br, Barateiro.com.br, PartiuViagens.com.br, wholesale activities and E-Hub.

We also report a non-operating segment: Holding, which consists of headquarters costs and financial income, mainly resulting from deposits.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Most significant product categories in terms of gross merchandise volume are home appliances, consumer electronics, computers and home furnishings, and Cnova also offers products from a wide range of additional categories, including leisure and personal goods.

Management evaluates the performance of these segments on the basis of sales and operating profit before restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets. Hence, segment results are allocated up to ‘‘operating profit (loss) before gain (losses) on restructuring, litigation, gain (loss) from disposal of non-current assets and impairment of assets.’’ Other operating expenses or incomes are not allocated.

Segment information is provided on the same measurement basis as the consolidated financial statements.

Key indicators by operating segment

€ thousands	2013 Restated	2014 Restated	2015
Net sales	2,897,047	3,416,368	3,448,511
Cdiscount France	1,412,682	1,576,634	1,737,177
Cdiscount International	—	9,149	27,615
Cnova Brazil	1,484,365	1,830,586	1,683,719
Gross profit	423,146	426,423	411,677
Cdiscount France	196,587	191,236	229,355
Cnova Brazil	226,559	236,014	184,717
Cdiscount International	—	(827)	(2,395)
Segment operating profit/(loss) before gain/(losses) on restructuring, litigation, gain/(loss) from disposal of non-current assets and impairment of assets(i)	17,529	(26,533)	(117,380)
Holdings	—	(3,045)	(18,839)
Cdiscount France	(1,669)	(12,213)	(4,112)
Cdiscount International	—	(3,798)	(21,700)
Cnova Brazil	19,198	(7,477)	(72,729)

(i)             Of which depreciation and amortization are €20.6 million for Cdiscount France; €0.9 million for Cdiscount International and €16.1 million for Cnova Brazil in 2015 (2014: 21.6 million for Cdiscount France, €0.3 million for Discount International and €9.8 million for Cnova Brazil and 2013: €16.8 million for Cdiscount France, €0 million for Cdiscount International and €10 million for Cnova Brazil).

Geographical information

€ thousands	2013 Restated	2014 Restated	2015
Net sales	2,897,047	3,416,368	3,448,511
France	1,412,682	1,576,634	1,737,177
Brazil	1,484,365	1,830,586	1,683,719
Other	—	9,149	27,615

Considering the nature of the business, there is no major customer to report. Revenues by group of similar products or services are not available from accounting system and the cost to develop this information would be excessive.

€ thousands	2013 Restated	2014 Restated	2015
Non-current assets	800,616	845,122	577,031
France	169,618	188,390	146,934
Brazil	630,998	639,556	423,347
Other	—	17,176	6,749

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 7 Components of operating profit before restructuring, litigation, initial public offering expenses, gain/(loss) from disposal of non-current assets and impairment of assets

Accounting policies

Revenue recognition

Net sales include revenue from product sales (either business to consumer direct sales or business to business transactions), marketplaces sales (commissions) and other revenues. Those revenues are recognized to the extent that it is probable that the economic benefits will flow to Cnova and the revenue can be reliably measured, regardless of when the payment is being made. Revenues are measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty.

The specific recognition criteria described below must also be met before revenue is recognized.

Product sales (Business to consumer direct sales and business to business transactions)

Business to business transactions consist of sales to retailers. Revenues from product sales and related shipping fees, net of promotional discounts, rebates, and return allowances, are recognized when the significant risks and rewards of ownership of the products have passed to the buyer, usually on delivery of the products. Return allowances, which reduce revenue, are estimated using historical experience.

Consolidated entities periodically provide incentive offers to customers to encourage purchases. Such offers include current discount offers, such as percentage discounts off current purchases by customers, inducement offers, such as offers for future discounts subject to a minimum current purchase, and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the sale price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to sale price based on estimated future redemption rates. Redemption rates are estimated using Cnova’s historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in product sales.

Marketplaces sales (commissions)

As part of transactions through the marketplaces, it is assessed whether it is appropriate to record the gross amount of the product sold and its related costs or the net amount as a commission based on the analysis of the obligation in the arrangement.

The recognition of revenue as a gross or net amount requires judgment taking into consideration facts and circumstances based on a list of indicators proposed by IAS 18 “Revenue”. In performing this analysis, Cnova reviews the following indicators whether or not the envity:

•                  has the primary responsibility for providing the goods or services to the customer or for fulfilling the order;

•                  has inventory risk before or after the customer order, during shipping or on return;

•                  has latitude in establishing prices, either directly or indirectly, for example by providing additional goods or services; and

•                  bears the customer’s credit risk for the amount receivable from the customer.

As of December 31, 2015, Cnova considers that it is acting as agent for all existing arrangements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other revenues

Other revenues mainly consist of certain services rendered to third parties (mainly advertising sales). Those services are recognized once the service is rendered.

Beginning August 2015, Cdiscount modified drastically its installment payment policy “CB4X” in France (allowing customers to pay for purchases in four monthly installments with one upfront payment and three subsequent interest bearing payments 30, 60 and 90 days after the initial payment) and started providing directly this service to its clients for its direct sales products and for marketplace products as well since January 2016. Cnova thus generates service fee revenue and manages directly the finance fees associated with offering the payment plan.

In addition, starting in June 2015, the company increased the volume of specific marketing services to our suppliers in France. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Such services are recognized in net sales when they are specific, effective marketing operations negotiated with the suppliers and not only annual budgeted programs. When they don’t meet the revenue recognition requirement such programs should be recorded in cost of sales.

We exclude revenues from items that are returned and orders that are cancelled.

Cost of sales

Cost of sales consist of costs related to direct sales business, including purchase price of consumer products sold to customers from direct sales, inbound shipping charges to fulfillment centers and outbound shipping charges from fulfillment centers to pick-up locations or directly to end customers, fees payable to pick-up locations, packaging supplies, gains related to discounts obtained from suppliers and costs for lost, stolen or damaged goods received. Shipping charges to receive products from suppliers are included in inventory and recognized as cost of sales upon sale of products to customers. In addition, with effect from January 1, 2013, warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3.

Supplier rebates and contributions to common marketing campaign are measured based on contracts signed with suppliers. They are billed in installments over the year. At each year-end, an accrual is recorded for the amount receivable or payable, corresponding to the difference between the value of the services actually rendered to the supplier and the sum of the installments billed during the year. They are considered as a reduction of the prices paid for the products and, therefore, recorded as a reduction of the inventory cost.

Fulfillment expenses

Fulfillment costs consist of costs incurred in operating and staffing our fulfillment centers and customer service centers, payment processing, after sales costs and extended warranties. The costs related to operating fulfillment centers include warehousing costs and preparation costs, which include picking, packaging and preparing customer orders, and payroll and related expenses. In addition, with effect from January 1, 2013, warehouse reception and storage costs are no longer incorporated into inventory valuation on the balance sheet but directly expensed through the income statement as fulfilment costs, as further described in Note 3. Payment processing costs include credit card fees and fees paid to Banque Casino in relation to our payment-in-installments program in France on direct sales products. As of August 2015, this program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products. After sales costs consist primarily of preparing and resending products that are returned to suppliers to be repaired. Extended warranties costs include costs to third parties who repair or replace products for which an extended warranty was sold.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Marketing expenses

Marketing costs consist of online and offline advertising, such as display advertising and search engine optimization, fees paid to third party marketing services and payroll and related expenses for personnel engaged in marketing.

Technology and content expenses

Technology and content expenses consist of technology infrastructure expenses, payroll and related expenses for employees involved in application, product, and platform development, category expansion, editorial content, purchasing (including expenses and payroll related to the overall purchasing activity of the consolidated entities), merchandising selection, systems support and digital initiatives.

Technology and content costs are expenses as incurred. Capitalized development costs are amortized over time, including software used to upgrade and enhance Cnova’s websites and applications supporting the business.

General and administrative expenses

General and administrative expenses consist of payroll and related expenses for management, including management equity incentive plans, management fees paid to Cnova’s Parent Companies for shared services, employees involved in general corporate functions, including accounting, finance, tax, legal, and human resources, costs associated with use by these functions of facilities and equipment, such as depreciation expense and rent, and general labor costs. Professional fees and litigation costs and other general corporate costs are also included as general and administrative costs.

Leases

Leases that transfer substantially all the risks and rewards of ownership to the lessee are classified as finance leases. They are recognized in the consolidated balance sheet at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

Leased assets are recognized as assets (according to their nature) with a corresponding amount recognized in financial liabilities. Finance lease obligations are discounted and recognized in the balance sheet as a financial liability. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability.

Leased assets are depreciated over their expected useful life in the same way as other assets in the same category, or over the lease term if shorter, unless the lease contains a purchase option and it is reasonably certain that the option will be exercised.

Operating lease payments are recognized as an operating expense in the income statement on a straight-line basis over the lease term.

Net Sales

€ thousands	2013 Restated	2014 Restated	2015
Product sales	2,794,336	3,269,173	3,245,275
Marketplace sales (commissions)	21,770	48,024	97,220
Other revenues	80,941	99,171	106,016
Net sales	2,897,047	3,416,368	3,448,511

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The CB4X contract generated net sales of €8 million since its inception in August 2015. If the service had been offered for both own products and marketplace products for the full year 2015, the impact on sales would have been €25 million.

The company increased the volume of specific marketing services to our suppliers in France which are now recorded in net sales for an amount of €17 million for the year ended December 31, 2015. Starting January 1, 2016, we will also recognize in net sales the specific marketing services agreed with our suppliers as included in the budget of the annual trade contract when such services are rendered. Should we had been able to record those specific services, rendered in addition to transactions agreed in annually negotiated agreements in net sales instead of a reduction of cost of sales starting January 1, 2015, our nets sales for whole year 2015 would have been increased by €53 million.

Among other revenue generated from services, Cdiscount entered into 2 agreements pursuant to which Cdiscount (i) designed and created two tabs on its website both dedicated to the drive services of two related parties retail companies and (ii) provided marketing and continuing maintenance services. Under these agreements Cdiscount received a total €2.6 million upfront payment, that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs.

Cost of Sales

€ thousands	2013 Restated	2014 Restated	2015
Purchases and shipping costs	(2,577,754)	(3,029,865)	(3,122,253)
Change in inventories	103,852	39,919	85,419
Cost of sales	(2,473,902)	(2,989,946)	(3,036,834)

Expenses by nature and function

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2013 Restated
Employee benefits expense	(64,107)	(10,198)	(37,642)	(19,996)	(131,943)
Other expenses	(133,898)	(64,432)	(24,534)	(24,747)	(247,611)
Depreciation and amortization expense	(4,683)	(3,844)	(17,029)	(508)	(26,064)
Total as of December 31, 2013 Restated	(202,688)	(78,474)	(79,204)	(45,251)	(405,618)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2014 Restated
Employee benefits expense	(79,881)	(10,797)	(39,637)	(21,798)	(152,112)
Other expenses	(161,075)	(55,346)	(26,657)	(27,054)	(270,132)
Depreciation and amortization expense	(7,262)	(3,867)	(19,397)	(185)	(30,711)
Total as of December 31, 2014 Restated	(248,218)	(70,009)	(85,691)	(49,037)	(452,956)

			Technology	General and
€ thousands	Fulfillment	Marketing	and content	administrative	2015
Employee benefits expense	(74,603)	(10,247)	(38,954)	(32,610)	(156,415)
Other expenses	(197,758)	(64,648)	(34,253)	(43,930)	(340,589)
Depreciation and amortization expense	(3,376)	(2,987)	(25,492)	(199)	(32,053)
Total as of December 31, 2015	(275,737)	(77,882)	(98,700)	(76,739)	(529,058)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The following table presents the breakdown of other fulfillment costs, other marketing costs and other tech and content costs.

€ thousands	2013 Restated	2014 Restated	2015
Operation of fulfillment centers	(53,087)	(73,430)	(69,472)
Payment processing	(45,435)	(49,752)	(64,339)
Customer service centers	(15,914)	(17,268)	(28,424)
Other fulfillment costs	(19,463)	(20,625)	(35,523)
Fulfillment costs	(133,898)	(161,075)	(197,758)
Online and offline marketing costs	(60,438)	(50,394)	(60,057)
Other marketing costs	(3,994)	(4,953)	(4,591)
Marketing costs	(64,432)	(55,347)	(64,648)
Technology infrastructure	(22,842)	(25,127)	(33,976)
Other technology and content costs	(1,692)	(1,530)	(278)
Technology and content costs	(24,534)	(26,657)	(34,254)

As of August 2015, this CB4X program is administered internally by Cdiscount for its direct sales products and since January 2016 for marketplace products. Total costs for 2015 amounted to €11 million, including the €5 million related to direct sales products for the period from January 2015 to August 2015

Operating lease expense

Operating lease expenses amounted to €33,255 thousand at December 31, 2013, €31,748 thousand at December 31, 2014 and €27,286 thousand at December 31, 2015.

Note 8 Restructuring, gain/(loss) from disposal of non-current assets and impairment of assets

1. Restructuring

As of December 31, 2014, restructuring expenses consist of costs related to Cdiscount change of executive offices (€1.2 million), costs related to MonShowroom change of management (0.9 million), costs related to Cnova Brazil (€0.5 million) and bonuses for an amount of €7.4 million including social charges (€4.8 million with respect to Cdiscount employees and €2.6 million with respect to Casino employees including social charges). These bonuses were granted to certain Cdiscount managers when Casino repurchased in April 2014 for €10.2 million the equity warrants owned by these Cdiscount managers. Casino reimbursed the bonuses paid by Cdiscount (€4.8 million) and this reimbursement by Casino was recorded as a contribution in equity.

In 2015, restructuring expenses amounted to €17.1 million and mainly consisted of costs related to the closing of specialty websites and international sites at Cdiscount (€4.3 million), restructuring logistics at Cnova Brazil (€3.0 million) and Cdiscount France (€2.4 million) and restructuring at the head office of Cdiscount France (€2.9 million) and Cnova NV (€5.7 million).

2. Gain/(loss) from disposal of non-current assets

In 2015, we recognized an expense of €6.1 million, which is mostly related to the results of a count of fixed assets in Cnova Brazil for €4.8 million.

3. Impairment of assets

As an e-commerce company, we launch several IT projects to improve our platforms or reach new markets. When unsuccessful we impair those projects as indicated in Note 21. Impairment of assets amounted to €1.1 million at December 31, 2013, €2.6 million at December 31, 2014 and €14.6 million at December 31, 2015.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 9 Litigation

In 2013, the main risk related to a litigation following a breach of contract with a supplier (€1.8 million). A law suit is in progress and the outcome is expected within a year. In 2014, the €3.1 million expense is related to a tax litigation at Cdiscount level. In 2015, the €3.1 million expense is related to 5 claims from suppliers.

Note 10 Initial public offering expenses

The incremental expenses directly attributable to the offering of new shares of Cnova in the IPO of Cnova on the NASDAQ in 2014 were recorded through equity for an amount of €46 million before tax (€34.6 million after tax) at the end of 2014. They consist mainly of legal, financial, accounting and printing fees associated with drafting and filing the registration statement of Cnova.

The other incremental costs incurred in the 2014 IPO were expensed for an amount of €16 million before tax as they relate mainly to the reorganization, governance and management of Cnova. They include notably the expense related to the deferred stock units (DSU — refer to Note 23) for a total amount of €9.5 million.

In 2015, costs incurred in connection with our initial public offering of November 2014 and subsequent listing on Euronext Paris in 2015 and recorded through income amounted to €3.7 million, related primarily to the Reorganization and the restructuring in the governance and management of Cnova, and were expensed in the income statement. These costs include notably fees and legal expenses for €2.5 million and specific bonuses for €1.2 million.

Note 11 Financial income and expense

Accounting policy

Finance income and expenses correspond to:

•                  All interest expenses for financial liabilities during the period;

•                  Gains and losses on sales of short term investments classified in cash equivalents;

•                  Dividends from non-consolidated companies;

•                  Gains and losses arising from remeasurement at fair value of financial assets other than cash and cash equivalents;

•                  Gains and losses on disposal of financial assets other than cash and cash equivalents;

•                  Discounting adjustments (including to provisions for pensions and other post-employment benefit obligations);

•                  Exchange gains and losses on items other than components of net debt; and

•                  Costs related to the sale of receivables, including the fees related to the installment program CB4X at Cdiscount, administered internally since August 2015, which generated €13 million of financial expenses.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cash discounts are recognized in financial income for the portion corresponding to the normal market interest rate and as a deduction from cost of goods sold for the balance.

€ thousands	2013 Restated	2014 Restated	2015
Revenue from cash and cash equivalents	3,039	4,547	18,933
Foreign exchange gain	13	537	1,186
Gain related to financial discounts obtained from suppliers	1,401	1,259	1,141
Other financial income	844	1,748	13,342
Total finance income	5,297	8,091	34,602
Interest expense on borrowings	(7,349)	(5,967)	(2,971)
Foreign exchange loss	—	(100)	(918)
Costs related to sales of receivables	(45,352)	(60,084)	(78,321)
Other financial expense	(8,199)	(9,336)	(12,405)
Total finance expense	(60,900)	(75,486)	(94,615)

Note 12 Taxes

Accounting policy

Current income tax expense

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where Cnova operates and generates taxable income.

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax expense

Deferred taxes are recognized using the provisions of IAS 12 “Income Taxes.” Balances of deferred taxes recognized in prior periods are adjusted for the effect of any enacted changes in the income tax rate.

Deferred tax assets correspond to future tax benefits arising from deductible temporary differences, tax loss carryforwards and certain consolidation adjustments that are expected to be recoverable.

Deferred tax liabilities are recognized in full for:

•                  taxable temporary differences, except where the deferred tax liability results from recognition of a non-deductible impairment loss on goodwill or from initial recognition of an asset or liability in a transaction which is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit or the tax loss; and

•                  taxable temporary differences related to investments in entities and associates, except when Cnova controls the timing of the reversal of the difference and it is probable that it will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Income tax expenses

Analysis of income tax expense:

€ thousands	2013 Restated	2014 Restated	2015
Current taxes	1,186	(12,745)	(1,414)
Other taxes on income(i)	(1,041)	(1,323)	(1,200)
Deferred taxes	15,559	27,181	(17,694)
Total income tax profit (loss) recognized in the income statement	15,704	13,113	(20,308)
Tax on other income recognized in “Other comprehensive income”	—	—	—
Tax on other income recognized in “Total comprehensive income”	15,704	13,113	(20,308)

(i)             CVAE is a French tax which is based on the value added reported in French entities. CVAE is considered to meet the definition of a tax on income as defined in IAS 12 and is therefore treated as income tax.

Reconciliation of theoretical and actual tax expense

	2013 Restated	2014 Restated	2015
Profit (loss) before tax and share of profits of associates	(44,312)	(124,035)	(222,075)
Income tax rate(i)	34.43%	25.00%	25.00%
Income tax benefit (expense)	15,257	31,009	55,519
Effect of tax rates in foreign entities	(135)	10,422	17,989
Tax losses used by Casino Guichard Perrachon as part of Casino’s tax consolidation(ii)	(3,931)	—	—
Unrecognized deferred taxed assets arising from tax loss of the period	(2,047)	(22,873)	(67,539)
Recognition of tax effect of previously unrecognized tax losses of Cdiscount	7,300	—	—
Other items taxed at a lower tax rate or tax exempt	167	—	—
Non-deductible expenses	(383)	(209)	(598)
CVAE net of income tax	(302)	(1,323)	(1,200)
Tax credits	(185)	—	—
Non-taxation of CICE(iii)	303	363	1,715
Share based payments	(340)	(1,914)	—
Non-deductible executive-management benefits	—	(1,153)	—
Deferred tax reversal		—	(23,718)
Other	—	(1,210)	(2,476)
Actual income tax credit / (expense)	15,704	13,112	(20,308)

(i)             In 2013 the tax rate corresponds to the tax rate prevailing in the subsidiaries and starting in 2014 when Cnova NV was incorporated, the tax rate corresponds to the rate applicable to Cnova NV.

(ii)          In France, Cdiscount Group and Cdiscount was in 2012 and 2013 part of the Casino’s tax consolidation scheme. Under the tax consolidation agreement, both entities are not entitled to recover tax losses used in Casino’s tax consolidation. As a result, deferred tax assets related to tax loss carryforwards consist of tax losses incurred before entering in the tax consolidation scheme (January 1, 2011 for Cdiscount Group and January 1, 2012 for Cdiscount).

(iii)       France’s third amended Finance Act for 2012 introduced a competitiveness and employment tax credit (CICE), a tax credit (repayable from the end of the third year) of 4% for salaries below or equal to 2.5 times the minimum wage as of January 1, 2013 and 6% from January 1, 2014. Cnova recognized this income by reducing employee expenses.

In Brazil, income taxes are comprised of Corporate Income Tax (“IRPJ”) and Social Contribution on Net Income (“CSLL”), calculated based on taxable income (adjusted income), at the applicable rates set forth in the legislation in force which are 15% on taxable income plus a 10% surtax on annual taxable income exceeding R$240k for IRPJ, and 9% for CSLL.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Deferred taxes

Change in deferred tax assets

€ thousands	2013 Restated	2014 Restated	2015
As of January 1	18,481	31,195	46,462
Benefit (expense) for the period on continuing operations	14,706	27,635	1,064
Business combination or loss of control	—	—	25
Nova Pontocom reorganization(i)	—	(25,612)	—
Tax credited directly to equity(ii)	—	11,398	—
Deferred tax reversal (iii)	—	—	(34,445)
Translation differences and reclassifications(iv)	(297)	3,087	(1,470)
Counterparty of tax effect of General and administrative expenses of Casino allocated to Cnova (refer to Note 1.2)	(1,695)	(1,241)	—
As of December 31	31,195	46,462	11,636

(i)             Refer to paragraph “Description of reporting entity”

(ii)          Refer to Note 10

(iii)       In relation to the 2016 proposed potential transaction (refer to Note 32). Includes also the €10.7 million write-off of 2014 losses originated from IPO costs that were recorded through equity

(iv)      In 2014, it includes the reclassification of €2.5 million previously classified as a reduction of tax liabilities

Change in deferred tax liabilities

€ thousands	2013 Restated	2014 Restated	2015
As of January 1	8,616	8,665	7,293
Expense (benefit) for the period	(881)	(1,474)	0
Business combination or loss of control	2,307	—	(1,530)
Impact of changes in exchange rates and reclassifications	(1,377)	102	(5,763)
As of December 31	8,665	7,293	0

Breakdown of deferred tax assets and liabilities by source

€ thousands	2013 Restated	2014 Restated	2015
Intangible assets	(8,662)	(6,349)	(3,691)
Property and equipment	—	—	—
Inventories	1,350	550	—
Financial instruments	5,065	—	—
Other assets	1,404	2,507	14
Other liabilities	5,272	5,684	—
Tax loss carryforwards	18,101	36,778	15,313
Net deferred tax assets (liabilities)	22,530	39,170	11,636
Deferred tax assets recognized in the balance sheet	31,195	46,463	11,636
Deferred tax liabilities recognized in the balance sheet	(8,665)	(7,293)	—
Net	22,530	39,170	11,636

Recognized and unrecognized deferred tax assets

The tax loss carryforwards have no expiry date but their use is limited in France by law to €1 million plus 50% of the taxable income for the year.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Considering the 2016 proposed potential transaction described in Note 32, the management reviewed the deferred tax asset balance considering the future taxable profits of the Group. As a result, a €22.9 million decrease was recorded on the continuing perimeter of Cnova NV and Cdiscount.

In addition, due to the macro-environment in Brazil and the financial condition of Cnova Brazil, its deferred tax assets have been impaired for an amount of €9.9 million to a net deferred tax asset amounting €0.8 million at December 31, 2015.

The net deferred tax assets amount to €11.6 million at year-end, of which €10.8 million at Cdiscount and €0.8 million at Cnova Brazil.

The deferred tax assets related to tax losses recognized in the consolidated financial statements are €15.3 million for 2015 (2014: €36.8 million, 2013: €18.1 million). As of December 31, 2015, Cnova had €185 million of unused unrecognized tax loss carryforwards (€61 million of unrecognized deferred tax assets) compared with €2 and €1 million respectively in 2014 and €16 and €5 million respectively in 2013.

Note 13 Share of profits (losses) of associates

€ thousands	2013 Restated	2014 Restated	2015
Cdiscount Colombia	—	(1,346)	—
C-Distribution Asia	—	(5)	—
C - Distribution Thailand	—	(1,017)	—
Share of profits (losses) of associates	—	(2,369)	—

Cnova took control over Cdiscount Colombia on July 24, 2014 and over C-Distribution Asia, CD Thailand and CD Vietnam on November 17, 2014. During 2014, share of losses of associates therefore corresponds to the result between creation of Cdiscount Colombia and C-Distribution Asia, CD Thailand and CD Vietnam and the date of control taking.

As of December 31, 2013, 2014 and 2015, there is no investment in associates.

Note 14 Net cash and cash equivalents

Accounting policy

Cash and cash equivalents consist of cash on hand and short-term investments.

To be classified as a cash equivalent, investment securities must be short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown

€ thousands	2013 Restated	2014 Restated	2015
Cash equivalents	245,556	372,638	353,004
Cash	17,994	200,683	47,789
Cash and cash equivalents	263,550	573,321	400,793
Bank overdrafts	(30,899)	(169)	(10,801)
Net cash and cash equivalents	232,651	573,152	389,992

Cash equivalents are mainly composed of financial investments referred to as highly liquid Bank Certificate of Deposits. Bank overdrafts arise from settlement of promissory notes that are due to suppliers and are repayable on demand to banks when such promissory notes are presented by suppliers for settlement.

Breakdown of cash and cash equivalents by currency

€ thousands	2013 Restated	%	2014 Restated	%	2015	%
Euro	111,076	42.1%	172,299	30.1%	12,094	3.0%
US dollar	—	—	5,151	0.9%	4,304	1.1%
Brazilian real	152,474	57.9%	375,898	65.6%	372,216	92.9%
Other	—	—	19,973	3.5%	12,179	3.0%
Cash and cash equivalents	263,550		573,321		400,793

Derecognition of financial assets

Cnova has set up receivables discounting programs with its banks. These programs meet the conditions for derecognition of financial assets under IAS 39. Cnova considers that there is no risk of discounted receivables being cancelled by credit notes or being set off against liabilities. The other risks and rewards associated with the receivables have been transferred to the banks. Consequently, as substantially all the risks and rewards have been transferred at the balance sheet date, the receivables are derecognized.

During the year ended December 31, 2013, discounted receivables with continuing involvement by Cdiscount (France) amounted to €121,512 thousand (sold to Banque du Groupe Casino, a related party of Cnova—refer to Note 31). The associated net cost was €4,450 thousand. Discounting took place in the first semester of the year. As of December 31, 2013, discounted receivables with continuing involvement were nil. In Brazil, where the vast majority of our sales are paid for in interest free installments with credit cards, historically, we have sold at a discount nearly all receivables generated in installment sales to banks and other entities.

Under the agreement which started in August 2015 between Cdiscount and Banque Casino, Cdiscount fully transfers the credit risk of the installments related to the installment payment program in France to Banque Casino. Continued involvement is limited to €16.7 million at December 31, 2015 corresponding to the receivables not sold and to the insurance reserve contracted.

Note 15 Financial assets

1. Accounting policies

Financial assets are classified into four categories:

•                  held-to-maturity investments;

•                  financial assets at fair value through profit or loss;

•                  loans and receivables; and

•                  available-for-sale financial assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial assets are classified as current if they are due in less than one year and non-current if they are due in more than one year.

Recognition and measurement of financial assets

With the exception of financial assets at fair value through profit or loss, all financial assets are initially recognized at cost, corresponding to the fair value of the consideration paid plus transaction costs.

Held-to-maturity investments

Cnova had no held-to-maturity investments during all periods presented.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets classified as held for trading, i.e. assets that are acquired principally for the purpose of selling them in the near term. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement. Some assets may be designated at inception as financial assets at fair value through profit or loss.

Loans and receivables

Loans and receivables are financial assets issued or acquired by Cnova in exchange for cash, goods or services that are paid, delivered or rendered to a debtor. They are measured at amortized cost using the effective interest method. Long-term loans and receivables that are not interest-bearing or that bear interest at a below-market rate are discounted when the amounts involved are material. Any impairment losses are recognized in the income statement.

Trade receivables are recognized and measured at the fair value of the consideration received or receivable.

Available-for-sale financial assets

Available-for-sale financial assets are initially recorded at cost, and subsequently measured at fair value. Gains and losses arising from remeasurement at fair value are accounted for in other comprehensive income (OCI) until the asset is derecognized. In these cases, gains and losses that were previously recognized in OCI are transferred to income statement.

When the available-for-sale asset is an equity instrument, the impairment is permanent. Impairment losses on equity instruments are irreversible and any subsequent increases in fair value are recognized directly in OCI.

Impairment losses on debt instruments are reversed through the income statement in the event of a subsequent increase in fair value, provided that the amount reversed does not exceed the impairment losses previously recognized in the income statement.

This category mainly comprises investments in non-consolidated companies. Available-for-sale financial assets are classified under non-current financial assets.

Derecognition

Financial assets are derecognized in the following two cases:

•                  the contractual rights to the cash flows from the financial asset expire; or

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

•                  the contractual rights are transferred and the transfer qualifies for derecognition, and when substantially all the risks and rewards of ownership of the financial asset are:

•                  transferred, the asset is derecognized in full;

•                  retained by Cnova, the financial asset continues to be recognized in the balance sheet for its total amount.

When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Group continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Group also recognizes an associated financial liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Group has retained.

2. Breakdown of trade receivables

€ thousands	2013 Restated	2014 Restated	2015
Trade receivables	154,097	152,236	161,424
Accumulated impairment losses on trade receivables	(33,352)	(34,580)	(31,773)
Trade receivables	120,745	117,656	129,651

Trade receivables include receivables from the credit card management companies in Brazil for an amount of €8,157 thousands in 2015 (2014: €9,469 thousand and 2013: €23,898 thousand). Credit card payments related to the sale of products are receivable in installments of up to 24 months. Such receivables are sold on a regular basis, with derecognition, to banks or credit card companies (see Note 14). The average rate used in 12 months for these sale transactions was 105.35% of the CDI (“Certificado de Depo´sito Interbanca´rio”).

Cnova carries out non-recourse receivables discounting without continuing involvement.

Accumulated impairment losses on trade receivables

€ thousands	2013 Restated	2014 Restated	2015
Accumulated impairment losses on trade receivables
As of January 1	(43,550)	(33,352)	(34,580)
Charge	(3,899)	(12,208)	(22,078)
Reversal	12,508	11,218	22,530
Business combination or loss of control	(12)	(86)	(402)
Translation differences	1,601	(152)	2,757
As of December 31	(33,352)	(34,580)	(31,773)

The criteria for recognizing impairment losses are set out in Note 28 on counterparty risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Return allowance of trade receivables

Changes in return allowance were as follows:

Prepaid expenses mainly include prepaid purchases, rents, other occupancy costs and insurance premiums.

€ thousands	2013 Restated	2014 Restated	2015
Opening balance	4,239	4,706	4,843
Additions	55,695	58,833	67,267
Used deductions	(55,228)	(58,696)	(66,786)
Ending balance	4,706	4,843	5,324

3. Other current assets, net

€ thousands	2013 Restated	2014 Restated	2015
Current account of Cdiscount with Casino (Note 31)	63,828	65,160	13
Current accounts with other related parties	3,656	7,108	1,523
ICMS(i)	15,876	14,758	43,371
PIS COFINS(i)	3,202	46	24,879
Other receivables	81,051	109,474	122,272
Accumulated impairment losses on other assets	(2,408)	(1,999)	(2,967)
Prepaid expenses	4,016	7,821	6,332
Other current assets	169,221	202,368	195,423

Prepaid expenses mainly include prepaid purchases, rents, other occupancy costs and insurance premiums.

4. Other non-current assets, net

€ thousands	2013 Restated	2014 Restated	2015
Available-for-sale financial assets (AFS)	1,074	2,074	125
ICMS	28,977	58,018	10,161
PIS COFINS	78,041	13,135	775
Other financial assets	4,026	21,843	12,547
Other non-current assets	112,118	95,070	23,608

Revenue from sales and services is subject to taxation by State Value-Added Tax (“ICMS”) and Services Tax (“ISS”), as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program (“PIS”) and Social Contribution Tax on Gross Revenue for Social Security Financing (“COFINS”), according to the tax rates currently in force. The taxes are presented as a deduction from sales in the income statement of the year.

Cnova has tax receivables mainly related to ICMS, PIS and COFINS. The utilization of these tax receivables is made based on the projections prepared by management, operational issues and the consumption of the credit by the companies within Cnova.

Regarding ICMS, the increase in 2014 is related to a R$75 million (€24 million) credit received from Brazilian tax authorities received during the last quarter of 2014. The full recovery of ICMS credits is expected over the next 3 years.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

€ thousands	2013 Restated	2014 Restated	2015
Up to within one year	15,290	14,758	43,371
Up to one to two years	19,029	19,492	10,161
Up to two to five years	9,948	38,527	—
Current ICMS	15,290	14,758	43,371
Non-current ICMS	28,977	58,018	10,161

Since 2008, the Brazilian States have been substantially changing their laws aimed at implementing and broadening the ICMS (State VAT) tax substitutes system. Referred system implies the prepayment of ICMS throughout the commercial chain, upon goods outflow from manufacturer or importer or their inflow into the State. The creation of such system to a wider range of products traded at retail is based on the assumption that the trading cycle of these products will end in the State, so that ICMS is fully owed thereto.

Available-for-sale financial assets (AFS)

Movements for the period

€ thousands	2013 Restated	2014 Restated	2015
At 1 January	712	1,074	2,074
Increases	405	1,100	400
Decreases	—	—	(2,574)
Gains and losses from remeasurement at fair value	(43)	5	180
Business combination or loss of control and translation adjustment	—	—	—
Other	—	(105)	45
At 31 December	1,074	2,074	125

AFS were mainly composed of a non-quoted investment in Partech International which was disposed on March 31, 2015.

Note 16 Inventories, net

Accounting policies

Inventories, consisting of products available for sale, are recorded at cost, net of supplier discounts, including purchase costs, costs of conversion and other costs incurred in bringing inventories to their present location and condition. Costs of products sold are measured using the weighted average cost method.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. If the net realizable value is lower than cost, a valuation allowance is recorded for the difference.

Breakdown

€ thousands	2013 Restated	2014 Restated	2015
Products in warehouses	367,894	412,915	438,914
Impairment of products held in inventory	(7,220)	(12,804)	(23,958)
Inventories	360,674	400,111	414,956

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The amounts recorded in respect of write downs of inventory to net realizable value are €16.5 million in 2015 (2014: €6.6 million and 2013: €2.6 million). No reversal of unused write-down was recorded in 2015, 2014 and 2013.

As described in Note 3, Cnova Brazil management has considered the results of the internal review performed by legal counsel and forensic accounting consultants on the inventories of its reverse logistic DCs. Considering the nature of the products, management decided to sign on January 25, 2016 an agreement with a discounter in order to sell the damaged products. As a result, a depreciation of €10.4 million (R$45 million) was recorded to cover the difference between the net realizable value derived from this agreement and the net booked value as of December 31, 2015.

Note 17 Investments in associates

Movement for the period

					Business
					combination or
					loss of control,
					translation
			Share of		adjustments
	Opening		profit for		and other
€ thousands	balance	Impairment	the period	Retailing	movements	Closing balance
MonShowroom (see Note 4)	17,353	—	(356)	—	(16,997)	—
2013 Restated	17,353	—	(356)	—	(16,997)	—
CDiscount Colombia (see Note 4)	—	—	(1,346)	—	1,346	—
E -Cavi	—	—	(1)	—	1	—
C -Distribution Asia	—	—	(5)	—	5	—
C - Distribution Thailand	—	—	(1,017)	—	1,017	—
CDiscount Vietnam	—	—	(443)	—	443	—
2014 Restated	—	—	(2,812)	—	2,812	—
CDiscount Colombia (see Note 4)	—	—	—	—	—	—
E-Cavi	—	—	—	—	—	—
C-Distribution Asia	—	—	—	—	—	—
C - Distribution Thailand	—	—	—	—	—	—
CDiscount Vietnam	—	—	—	—	—	—
2015	—	—	—	—	—	—

Note 18 Property and equipment, net

Accounting policies

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. All other items of property and equipment are depreciated on a straight-line basis over their estimated useful lives. The main useful lives are as follows:

Asset category	Depreciation period (years)
Building fixtures and fittings	5 to 10
Technical installations, machinery and equipment	5 to 10
Computer equipment	3 to 5

An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

Breakdown

	2013 Restated			2014 Restated			2015
		Depreciation			Depreciation			Depreciation
		and			and			and
€ thousands	Gross	impairment	Net	Gross	impairment	Net	Gross	impairment	Net
Buildings, fixtures and fittings	875	(260)	615	1,112	(379)	733	1,449	(415)	1,034
Technical installations, machinery and equipment	26,947	(7,113)	19,834	44,191	(12,204)	31,987	35,107	(14,003)	21,104
Other	31,527	(19,002)	12,525	21,592	(10,323)	11,269	23,953	(12,616)	11,337
Property, plant and equipment, net	59,349	(26,375)	32,974	66,896	(22,906)	43,990	60,509	(27,034)	33,475

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Movements for the period

		Technical
		installations,
	Buildings,	machinery
	fixtures and	and
€ thousands	fittings	equipment	Other	Total
As of January 1, 2013 Restated	730	15,617	14,876	31,223
Business combination or loss of control	—	—	36	36
Increases and separately acquired tangible assets	93	2,850	9,672	12,615
Tangible assets disposed of during the period	—	(309)	(175)	(484)
Depreciation for the period	(96)	(2,733)	(2,991)	(5,820)
Impairment reversal (losses) recognized during the period	—	—	—	—
Translation adjustment	(112)	(3,435)	(1,049)	(4,596)
Reclassifications of assets in progress	—	9,182	(9,182)	—
Reclassifications and other movements	—	(1,338)	1,338	—
As of December 31, 2013 Restated	615	19,834	12,525	32,974
Business combination or loss of control	238	53	756	1,047
Increases and separately acquired tangible assets	—	1,971	16,248	18,219
Tangible assets disposed of during the period	—	(582)	(316)	(898)
Depreciation for the period	(110)	(4,229)	(3,032)	(7,371)
Impairment reversal (losses) recognized during the period	—	15	78	93
Translation adjustment	(10)	(143)	82	(72)
Reclassifications of assets in progress	—	12,279	(12,279)	—
Reclassifications and other movements	—	2,790	(2,790)	—
As of December 31, 2014 Restated	733	31,987	11,270	43,990
Business combination or loss of control	—	(58)	(53)	(111)
Increases and separately acquired tangible assets	353	1,538	12,374	14,265
Tangible assets disposed of during the period	—	(6,099)	(2,512)	(8,611)
Depreciation for the period	(126)	(5,087)	(3,274)	(8,487)
Impairment reversal (losses) recognized during the period	—	81	607	688
Translation adjustment	(170)	(7,677)	(411)	(8,259)
Reclassifications of assets in progress	243	7,724	(7,967)	—
Reclassifications and other movements	—	(1,305)	1,305	—
As of December 31, 2015	1,034	21,104	11,339	33,475

In November 2015, Cnova Brazil performed a fixed assets inventory count that led to a R$20.7 million (€4.8 million) write-off.

Note 19 Intangible assets, net

Accounting policies

Intangible items are recognized as intangible assets when they meet the following criteria:

•                  the item is identifiable and separable;

•                  Cnova has the capacity to control future economic benefits from the item; and

•                  the item will generate future economic benefits.

Intangible assets consist mainly of purchased software, software developed for internal use, customer lists and trademarks.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Initial recognition

Intangible assets acquired separately by Cnova are measured at cost and those acquired in business combinations are measured at fair value.

Trademarks that are created and developed internally are not recognized on the balance sheet. Intangible assets are amortized on a straight-line basis over their estimated useful lives.

Development expenditures on internal use software and website development are recognized as an intangible asset when Cnova can demonstrate:

•                  The technical feasibility of completing the intangible asset so that the asset will be available for use or sale;

•                  Its intention to complete and its ability to use or sell the asset;

•                  How the asset will generate future economic benefits;

•                  The availability of resources to complete the asset;

•                  The ability to measure reliably the expenditure during development; and

•                  The ability to use the intangible asset generated.

Amortization

Following initial recognition of the intangible asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete and the asset is available for use. It is amortized over the period of expected future benefit. Development expenditures on internal use software and website development are amortized over periods ranging from 3 to 10 years.

Indefinite life intangible assets (including purchased trademarks) are not amortized, but are tested for impairment at each year-end or whenever there is an indication that their carrying amount may not be recovered.

Derecognition

An intangible asset is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown

	2013 Restated			2014 Restated			2015
		Depreciation			Depreciation			Depreciation
		and			and			and
€ thousands	Gross	impairment	Net	Gross	impairment	Net	Gross	impairment	Net
Trademarks	9,289	—	9,289	9,229	—	9,229	3,959	—	3,959
Licenses, software and website	109,321	(45,271)	64,050	141,838	(49,754)	92,084	142,969	(56,571)	86,398
Other	37,710	(7,738)	29,972	40,307	(9,181)	31,126	36,023	(9,459)	26,564
Intangible assets, net	156,320	(53,009)	103,311	191,374	(58,935)	132,439	182,951	(66,029)	116,921

Movements for the period

		License,
		software and
€ thousands	Trademarks	website costs	Other	Total
As of January 1, 2013 Restated	3,729	50,100	35,802	89,631
Business combination or loss of control	5,500	340	1,070	6,910
Increases and separately acquired intangible assets	—	15,495	20,765	36,260
Intangible assets disposed of during the period	—	(848)	(186)	(1,034)
Depreciation for the period	—	(16,906)	(3,453)	(20,359)
Impairment reversal (losses) recognized during the period (continuing operations)	—	—	—	—
Translation adjustment	—	(4,038)	(4,060)	(8,098)
Reclassifications of assets in progress	—	19,816	(19,816)	—
Reclassifications and other movements	—	(847)	847	—
As of December 31, 2013 Restated	9,229	63,112	30,969	103,311
Business combination or loss of control	—	2,166	1,403	3,569
Increases and separately acquired intangible assets	—	50,309	3,257	53,566
Intangible assets disposed of during the period	—	(51)	(282)	(333)
Depreciation for the period	—	(20,665)	(3,061)	(23,726)
Impairment reversal (losses) recognized during the period (continuing operations)	—	(2,155)	—	(2,155)
Translation adjustment	—	(73)	(1,076)	(1,149)
Reclassifications of assets in progress	—	—	—	—
Reclassifications and other movements	—	(559)	(84)	(643)
As of December 31, 2014 Restated	9,229	92,084	31,126	132,439
Business combination or loss of control	(5,500)	(167)	(1,532)	(7,199)
Increases and separately acquired intangible assets	230	15,784	32,121	48,135
Intangible assets disposed of during the period	—	(27,800)	(3,472)	(31,272)
Depreciation for the period	—	(26,133)	(2,559)	(28,692)
Impairment reversal (losses) recognized during the period (continuing operations)	—	15,762	(1)	15,761
Translation adjustment	—	(11,183)	(3,968)	(15,150)
Reclassifications of assets in progress	—	24,692	(24,692)	—
Reclassifications and other movements	—	3,361	(461)	2,900
As of December 31, 2015	3,959	86,400	26,562	116,921

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trademarks are composed of Continental Edison in France. As they are essential to the identity of the Cnova business, and are used and maintained in the normal course of operations, an indefinite useful life is retained for those trademarks.

Note 20 Goodwill

Accounting policies

At acquisition date, goodwill is measured in accordance with Note 4. Goodwill is allocated to the cash generating unit or groups of cash-generating units that benefit from the synergies of the combination, based on the level at which the return on investment is monitored for internal management purposes. Goodwill is not amortized but is tested for impairment at each year-end, or whenever there is an indication that it may be impaired. Impairment losses on goodwill are not reversible. The method used by Cnova to test goodwill for impairment is described in Note 21 ‘‘Impairment of goodwill, tangible and intangible assets.’’ Negative goodwill is recognized directly in the income statement for the period of the business combination, once the identification and measurement of the acquiree’s identifiable assets, liabilities and contingent liabilities have been verified.

Breakdown

	2013 Restated			2014 Restated			2015
€ thousands	Gross	Impairment	Net	Gross	Impairment	Net	Gross	Impairment	Net
CDiscount	78,249	—	78,249	78,893	—	78,893	56,548	—	56,548
CNova Brazil	442,768	—	442,768	448,267	—	448,267	334,841	—	334,841
Goodwill	521,017	—	521,017	527,160	—	527,160	391,389	—	391,389

Movements for the period

€ thousands	2013 Restated	2014 Restated	2015
Carrying amount As of January 1	590,430	521,017	527,160
Goodwill recognized during the period (see Note 4)	22,346	—	—
Impairment losses recognized during the period	—	—	—
Translation adjustment	(91,759)	5,499	(113,426)
Sale of E-trend			(22,345)
Reclassifications and other movements	—	644	—
Carrying amount As of December 31	521,017	527,160	391,389

Note 21 Impairment of goodwill, tangible and intangible assets

Accounting policies

Goodwill and intangible assets with an indefinite useful life are tested for impairment at least once a year, as of December 31 and when circumstances indicate that the carrying value may be impaired. Other assets are tested whenever there is an indication that they may be impaired.

Cash Generating Units (CGUs)

A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Cnova has defined cash-generating units as business units.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Recoverable amount

The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. It is generally determined separately for each asset. When this is not possible, the recoverable amount of the group of CGUs to which the asset belongs is used.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Value in use is the present value of the future cash flows expected to be derived from continuing use of an asset plus a terminal value. It is determined internally or by external experts on the basis of:

•                  cash flows projections contained in financial budgets/forecasts approved by management and cash flows beyond the projection period are estimated by applying a constant or decreasing growth rate; and

•                  the terminal value determined by applying a perpetual growth rate to the final cash flow projection.

The cash flow projections and terminal value are discounted at long-term after-tax market rates reflecting market estimates of the time value of money and the specific risks associated with the asset.

For goodwill impairment testing purposes, the recoverable amounts of CGUs or groups of CGUs are determined at year end.

Impairment

An impairment loss is recognized when the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount. Impairment losses are recorded as an expense under the caption ‘‘Impairment of assets’’ in the income statement.

Impairment losses recognized in a prior period are reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. However, the increased carrying amount of an asset attributable to a reversal of an impairment loss may not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. Impairment losses on goodwill cannot be reversed.

Movements for the period

Goodwill was tested for impairment as of December 31, 2013, 2014 and 2015 and no impairment was recognized.

As part of follow-up of impairment indicators, some non-financial asset values were revised and resulted in the recognition of impairment losses of:

•                  €1 million in 2013 related to the write off of obsolete IT development costs for Cdiscount segment.

•                  €3 million in 2014 related to the write off of obsolete IT development costs (Cdiscount segment for €1 million and Cnova Brazil segment for €1 million.

•                  €11.5 million in 2015 related to the write off of obsolete IT development costs of Cdiscount segment (€10.4 million) and Cnova Brazil segment (€0.5 million).

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Impairment loss on intangible assets with an indefinite life

With respect to MonShowroom brand, recoverable amount was estimated at the year-end using the royalties method. The royalty rate amounted to 0.8%. This test did not reveal any evidence of impairment.

No evidence of impairment was also noted regarding Continental Edison brand.

Goodwill impairment losses

Recoverable value of goodwill was based on value in use. This value was determined by the discounted cash flows method, based on after-tax cash flows and using the following rates. In performing the estimation of cash flows, Cnova used internal and external analysis.

Parameters used for determination of 2013 values in use

	2013 long-term	2013 after-tax
	growth rate	discount rate
Cdiscount	2.1%	7.6%
Cnova Brazil	5.4%	15.9%

Assumptions used for determination of 2014 values in use

	2014 long-term	2014 after-tax
	growth rate	discount rate
Cdiscount	1.9%	7.3%
Cnova Brazil	6.5%	14.9%

Assumptions used for determination of 2015 values in use

	2015 long-term	2015 after-tax
	growth rate	discount rate
Cdiscount	2.0%	7.3%
Cnova Brazil	5.5%	13.6%

The tests carried out as of December 31, 2013, 2014 and 2015 did not reveal any impairments of goodwill and no recoverable amount of goodwill was found to be close to the carrying amount.

Sensitivity analyses were performed to determine the main assumptions that are most exposed to a change in the foreseeable future and would lead to no impairment loss. Sensitivity was computed on a change in discount rate (50-basis point increase) and a change in long term Ebitda margin (50-basis point decrease) resulting in no potential impairment. The preliminary valuation of Cnova Brazil performed by independent appraisers in relation with the 2016 proposed potential transaction described in Note 32, does not reveal any impairment risk on the Brazilian subsidiary.

The market capitalization of Cnova amounted to €1,006 million as of December 31, 2015.

Note 22 Consolidated equity

Accounting policies

Consolidated Equity is attributable to two categories of owners: the equity holders of Cnova and the owners of the non-controlling interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Transactions with the owners of non-controlling interests resulting in a change in the owners’ percentage interest without loss of control only affect equity. Cash flows arising from changes in ownership interests in a fully consolidated entity that do not result in a loss of control (including increases in percentage interest) are classified as cash flows from financing activities.

In the case of an acquisition of an additional interest in a fully consolidated entity, Cnova recognizes the difference between the acquisition cost and the carrying amount of the non-controlling interests as a change in equity attributable to owners of Cnova. Transaction costs are also recognized in equity. The same treatment applies to transaction costs relating to disposals without loss of control.

In the case of disposals of controlling interests involving a loss of control, Cnova derecognizes the whole of the ownership interest and recognizes any investment retained in the entity at its fair value. The gain or loss on the entire derecognized interest (interest sold and interest retained) is recognized in income statement. Cash flows arising from the acquisition or loss of control of a consolidated entity are classified as cash flows from investing activities.

Foreign currency transactions and translation

The consolidated financial statements are presented in euros. Each Cnova entity determines its own functional currency and all their financial transactions are measured in that currency.

Foreign currency translation

The financial statements of entities that use a functional currency different from the reporting currency are translated into euros as described below:

•                  assets and liabilities, including goodwill and fair value adjustments, are translated into euros at the closing rate, corresponding to the spot exchange rate at the balance sheet date; and

•                  income statement and cash flow items are translated into euros using the average rate of the period unless significant variances occur.

The resulting exchange differences are recognized directly within a separate component of equity. When a foreign operation is disposed of, the cumulative amount of the exchange differences in consolidated equity relating to that operation is recycled to the income statement.

Intragroup loans for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in the same component of equity as discussed above.”

Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement under ‘‘Exchange gains and losses’’. Non-monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate at the transaction date.

Capital management

Cnova’s capital management objectives are to ensure Cnova’s ability to continue as a going concern and to provide an adequate value creation and return to shareholders.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cnova monitors capital on the basis of the carrying amount of equity plus its loans (including loans due to CBD and Casino net of the current account related to the cash-pool due from Casino), less cash and cash equivalents as presented on the face of the balance sheet.

Management assesses Cnova’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Cnova manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Cnova may adjust its dividend policy, issue new shares, or sell assets to reduce debt.

Share capital

Share capital of Cnova is composed of 441,297,846 shares with a par value of €0.05, which include 25,567 shares conditionally issued on December 8, 2014 and recorded in the US book entry system on January 20, 2015.

Resulting of the initial public offering of Cnova shares on NASDAQ, the share capital was increased by 26,800,000 ordinary shares on November 21, 2014. Cnova also conditionally issued 25,567 restricted shares on December 8, 2014 as indicated above pursuant to Cnova Omnibus Incentive Plan to be granted to each individual serving as an independent director. Last, Cnova issued 2,357,327 shares in accordance with the exercise of the overallotment option of underwriters.

Notes to the consolidated statement of comprehensive income

€ thousands	2013 Restated	2014 Restated	2015
Available-for-sale financial assets	(43)	145	(133)
Change in fair value during the period	(43)	145	(133)
Reclassification to profit or loss	—	—	—
Income tax (expense)/benefit	—	—	—
Exchange differences	(90,954)	3,916	(147,634)
Change in translation differences during the period	(90,954)	3,916	(147,634)
Reclassification to profit or loss due to disposals during the period	—	—	—
Actuarial gains and losses	(135)	(473)	59
Change during the period	(135)	(473)	59
Income tax (expense)/benefit	—	—	—
Total	(91,132)	3,588	(147,708)

Note 23 Share-based payments

Management and selected employees of Cnova receive options to purchase or subscribe for shares and share grants. Cnova recognizes a corresponding increase in equity if the goods or services were received in an equity-settled share-based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction.

The benefit granted under stock option plans, measured at fair value when granted, constitutes additional compensation. The fair value of the options at the grant date is recognized as an expense over the option vesting period. The fair value of options is determined using the Black & Scholes option pricing model, based on the plan attributes, market data (including the market price of the underlying shares, share price volatility and the risk-free interest rate) at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the options vest are taken into account in determining the expense to be recorded.

The fair value of share grants is also determined on the basis of the plan attributes and market data at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the shares vest are

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

taken into account in determining the expense to be recorded. If there are no vesting conditions attached to the share grant plan, the expense is recognized in full when the plan is set up. Otherwise the expense is deferred over the vesting period as and when the vesting conditions are met.

Cdiscount and Nova Pontocom have granted stock option plans or similar plans aiming to: (i) drive the expansion and success in developing the corporate purposes, allowing high level managers and employees to purchase shares issued by Cdiscount Group or by Nova Pontocom, encouraging their integration with Cnova; (ii) attract high level managers and employees to provide services to Cnova, offering them the added advantage of becoming Cnova shareholders; (iii) align the personal interests of high level managers and employees, providing them, as a form of incentive and added advantage, the chance of becoming Cnova shareholders; and (iv) stimulate greater integration of these executives and employees with Cnova’s objectives.

Besides on October 30, 2014, Cnova’s general meeting of shareholders adopted the Cnova N.V. 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The Omnibus Incentive Plan provides its board of directors with the authority to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of Cnova’s ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of Cnova’s ordinary shares may be issued pursuant to awards granted under the Omnibus Incentive Plan.

Cdiscount segment

In March 2012, Cdiscount Group granted 315,022 bonus shares to executives working for Cdiscount. The main characteristics of this bonus shares plan are as follows:

•                  Grant date: March 5, 2012

•                  Vesting date: March 5, 2014

•                  End of lock-up period: March 5, 2016

•                  No performance conditions

•                  Fair value of the share: €1.30

The fair value of the share was determined by an independent appraiser determining the enterprise value of Cdiscount Group, based on a multiple of sales minus net financial debt.

The total cost of this plan is €410 thousand and is recognized over 24 months on a straight-line basis. On March 5, 2014, 315,022 of Cdiscount Group’s new shares were issued and delivered to beneficiaries.

In 2011, 2012 and 2013, Cdiscount Group issued equity warrants to Casino and executives working for Cdiscount.

•                  July 29, 2011: 6,500,000 equity warrants were issued and exercisable from June 30, 2014 to December 31, 2016

•                  July 20, 2012: 932,000 equity warrants were issued and exercisable from June 30, 2015 to December 31, 2017

•                  July 19, 2013: 7,500,000 equity warrants were issued and exercisable from April 1, 2016 to September 30, 2016

These rights were not subject to any vesting conditions. Each warrant entitled the holder to purchase a new Cdiscount Group’s share at a price of €1.09 for the 2011 and 2012 plans and €3.00 for the 2013 plan. The fair

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

value of the rights was determined using a multi-criteria approach and was paid in cash by the subscribers. Therefore, no compensation expense was recorded for these rights. The cash for the subscription of the equity warrants was funded by interest bearing loans from the subscriber’s employer.

In April 2014, these previously issued equity warrants were repurchased by Casino for €10 million and the related loans were reimbursed. The equity warrants were cancelled on July 11, 2014.

Moreover, some executives working for Cdiscount are beneficiaries of bonus share plans at Casino level. Share-based compensation expenses recorded are respectively €(32) thousand, €50 thousand and nil respectively in years 2013, 2014 and 2015.

Cnova Brazil segment

Some executives are eligible to participate in the Plan, as determined by Nova Pontocom’s board of directors (the ‘‘Beneficiaries’’). According to the provisions of Article 171, § 3, of Law 6,404/76, there shall be no preemptive rights for granting or exercising the Plan’s stock options. Shares resulting from the option exercise shall have the rights set forth in the Plan, in the respective Programs and Agreement, it being understood that the beneficiaries shall always be entitled to receive the dividends that might be distributed due to the subscription or acquisition, as the case may be. Once the Beneficiary exercises the option, the corresponding shares shall be issued through Nova HoldCo’s capital increase.

The effects of share-based payments made to Cnova Brazil executives are recognized in ‘‘employee benefits expenses’’ under the caption ‘‘General and administrative expenses’’ of the income statement. The expense resulting of those plans is €(393) thousand in 2013, nil in 2014 and nil in 2015.

The fair value of those share-based payments was calculated based on the Black & Scholes option valuation model considering the following assumptions:

Granting data
Restated expected volatility(i)	56.8%
Program duration (years)	50% down payment and 7.14% over 42 months
Risk-free rate	From 10.72% to 11.90% Fair
value of the option on the grant date (per option)(ii)	From R$32.86 to R$33.78

(i)             As Nova Pontocom was not a public company, expected volatility was estimated from volatility of a comparable listed competitor.

(ii)          Fair value of option on the grant date represents the fair value of the equity instrument (option) granted and not the strike price.

Moreover, some other executives can be beneficiary of stock option plans or similar at CBD level.

Deferred Stock Units (DSU)

On November 19, 2014 date of completion of the initial public offering, and pursuant to its Omnibus Incentive Plan, Cnova granted to certain executives of Cnova deferred stock units (DSU) with respect to 1,319,999 of ordinary shares. The DSU are non-forfeitable, vest on the date of grant and will be settled for no consideration on the fourth anniversary of the offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share-based compensation expense of € 9.5 million was recognized immediately on the date of grant under “Initial public offering expenses” (refer to Note 10). This expense was based upon the fair value of the ordinary share to which was added any appropriate security social charges. The fair value was the quoted market price at the grant date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Stock Appreciation Right Award (SAR)

On November 19, 2014 date of completion of the initial public offering, Casino granted certain executives of Cnova an award of cash-settled stock appreciation rights (“SARs”) with respect to 4,746,907 of ordinary shares. Each SAR award vests in full on the fourth anniversary of the completion of the offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award will not have any rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Fair value of the SARs was measured using a Black and Scholes pricing model taking into account the terms and conditions upon which the instruments were granted. The share based payment expense relating to the SARs as of December 31, 2015 was €428 thousand. No SARs had vested at December 31, 2015.

Key assumptions used for the determination of the fair value of this instrument are:

•                  Dividend yield: 0

•                  Expected volatility: 32.5%

•                  Risk-free interest rate: 0.33%

•                  Expected life (years): 4

Note 24 Provisions

A provision is recorded when Cnova has a present obligation (legal or constructive) as a result of a past event, the amount of the obligation can be reliably estimated and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation. Provisions are discounted when the related adjustment is material.

Contingent liabilities are possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within Cnova’s control, or present obligations whose settlement is not expected to require an outflow of resources embodying economic benefits. Contingent liabilities are not recognized in the balance sheet (except when they are assumed through a business combination), but are disclosed in the notes to the financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Breakdown and movements

					Business
	January 1,				combination			December 31,
	2013		Reversals	Reversals	or loss of	Translation		2013
€ thousands	Restated	Increases	(used)	(surplus)	control	adjustment	Other	Restated
Pensions (Note 25)	1,055	308	—	—	—	—	136	1,499
Claims and litigation	2,572	3,791	(2,211)	(861)	—	(70)	—	3,221
Total	3,627	4,099	(2,211)	(861)	—	(70)	136	4,720
of which short-term	1,739	1,954	(1,378)	(861)	—	(70)	—	1,384
of which long-term	1,888	2,145	(833)	—	—	—	136	3,336

					Business
	January 1,				combination			December 31,
	2014		Reversals	Reversals	or loss of	Translation		2014
€ thousands	Restated	Increases	(used)	(surplus)	control	adjustment	Other	Restated
Pensions (Note 25)	1,499	221	—	—	11	—	493	2,224
Claims and litigation	3,221	5,777	(1,187)	(545)	—	74	(224)	7,116
Total	4,720	5,998	(1,187)	(545)	11	74	269	9,340
of which short-term	1,384	5,777	(1,187)	(545)	—	74	(771)	4,732
of which long-term	3,336	221	—	—	11	—	1,041	4,609

					Business
					combination
	January 1,		Reversals	Reversals	or loss of	Translation		December 31,
€ thousands	2015	Increases	(used)	(surplus)	control	adjustment	Other	2015
Pensions (Note 25)	2,224	389	(7)	—	7	—	(18)	2,596
Claims and litigation	7,116	14,874	(3,141)	(1,481)	—	(420)	(234)	16,713
Total	9,340	15,263	(3,148)	(1,481)	7	(420)	(252)	19,308
of which short-term	4,732	12,048	(3,021)	(1,176)	—	(420)	(4,683)	7,480
of which long-term	4,609	3,214	(127)	(305)	7	(0)	4,430	11,828

Cnova incurred restructuring costs in 2013, 2014 and 2015. Those costs were actual expenses:

•                  2013: €2,790 thousand, mainly composed of the Nova Pontocom Reorganization which caused severance payments to managers of the logistics department;

•                  2014: €7,388 thousand, mainly composed of bonuses (€4.8 million) and cost related to Cdiscount change of executive offices (€1.2 million);

•                  2015: €13,404 thousand, mainly composed of closing of warehouses and sites (€7.2 million), moving of warehouses (€2.4 million), severance of employees (€1.5 million) and costs related to the Sabannes —Oxley rules implementation (€2.2 million).

Claims and litigations result mainly from litigations with suppliers or employees and complaints from clients who are not satisfied with the products received and the delivery date. In 2013, the main risk related to a litigation following a breach of contract with a supplier (€1.6 million); and still in progress. In 2014, a provision of €3.3 million was recorded in relation to a Cdiscount tax risk. In 2015, a provision of €3.3 million was recorded in relation to 5 different suppliers claims.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 25 Pension and other post-employment benefit obligations

Under defined contribution plans, Cnova pays fixed contributions into a fund and has no obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Contributions to these plans are expensed as incurred.

In Brazil, the pension plan is funded through payments to insurance companies. The entity has no legal or constructive obligation to pay additional contributions in relation to the plan’s assets.

Regarding defined benefit plans, mainly French consolidated entities are concerned as their employees are notably entitled to compensation paid on retirement. Cnova’s obligation is measured using the projected unit credit method based on the provisions of existing plans. Under this method, each period of service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. The final obligation is then discounted. The obligation is measured by independent actuaries annually for the most significant plans and for the employment termination benefit, and regularly for all other smaller plans. Assumptions include expected rate of future salary increases, estimated average working life of employees, life expectancy and staff turnover rates.

Actuarial gains and losses arise from the effects of changes in actuarial assumptions and experience adjustments (differences between results based on previous actuarial assumptions and what has actually occurred). All actuarial gains and losses arising on defined benefit plans are recognized immediately in equity.

The past service cost referring to the increase in an obligation following the introduction of a new benefit plan or modification of an existing plan is immediately expensed.

Expenses related to defined benefit plans are recognized in operating expenses (service cost) or other financial income and expense (net of obligation and plan assets).

Curtailments, settlements and past service costs are recognized in operating expenses or other financial income and expense depending on their nature. The liability recognized in the balance sheet is measured as the net present value of the obligation

Overview of plans

Defined Contribution Plan

Defined contribution plans are retirement provisions through which an employer commits to such funding through the regular payment of contributions to a managing body. The employer’s commitment to the payment of contributions is limited and therefore does not guarantee the pension amount that employees will receive. This type of plan predominantly concerns employees of Cnova’s French entities. The latter come under the general social security system which is administered by the French state.

The expense for the year relating to defined contribution plans is €6.9 million as of December 31, 2015 (2014: €6.9 million, 2013: €5.6 million).

Defined Benefit Scheme

In France, an industry-specific agreement between employers and employees provides for the payment of allowances to employees at the date of retirement depending on the years of service rendered and their salary at the age of retirement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Main assumptions used in determining total obligations related to defined benefit plans

Plans falling under defined benefit schemes are exposed to interest rate risk, rate of salary increase risk and mortality rate risk.

The following table summarizes the main actuarial assumptions used to measure the obligation:

	2013	2014	2015
Discount rate	3.2%	2.2%	2.0%
Expected rate of future salary increases	3.0%	3.0%	2.0%
Retirement age	64	64	64

The discount rate is determined by reference to the Bloomberg 15-year AA corporate composite index.

Sensitivity analysis

The impact of a variation of +/- 100 bp on the discount rate would generate a change of respectively -18.8% and +24.2% of the total amount of the commitment.

The impact of a variation of +/- 100 bp on the expected rate of future salary increases would generate a change of respectively +23.9% and -19.0% of the total amount of the commitment.

Reconciliation of liabilities in the balance sheet

€ thousands	2013 Restated	2014 Restated	2015
As of January 1	1,055	1,499	2,224
Cost for the period	308	221	387
Actuarial gains or losses recognized in equity	136	493	(70)
Business combination or loss of control	—	11	—
Translation adjustment	—	—	—
Other movements	—	—	55
As of December 31	1,499	2,224	2,596

Note 26 Financial liabilities

1. Accounting policies

Financial liabilities are classified into two categories as follows:

•                  borrowings recognized at amortized cost; and

•                  financial liabilities at fair value through profit or loss.

Financial liabilities are classified as current if they are due in less than one year and non-current if they are due in more than one year.

Recognition and measurement of financial liabilities

Financial liabilities recognized at amortized cost

Borrowings and other financial debt are recognized at amortized cost using the effective interest rate method. These liabilities may be hedged.

Debt issue costs and issue and redemption premiums are included in the cost of borrowings and financial debt. They are added or deducted from borrowings, and are amortized using an actuarial method.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Financial liabilities at fair value through profit or loss

These are financial liabilities intended to be held on a short-term basis for trading purposes. They are measured at fair value and gains and losses arising from remeasurement at fair value are recognized in the income statement.

2. Breakdown of financial debt

	2013 Restated			2014 Restated			2015
	Non-current			Non-current			Non-current
	Current	Current		Current	Current		Current	Current
€ thousands	Portion	Portion	Total	Portion	Portion	Total	Portion	Portion	Total
Borrowings	1,647	—	1,647	2,046	193	2,239	1,388	1,129	2,517
CBD loan(i) (Note 31)	68,230	—	68,230	—	8,060	8,060	6,881	1,550	8,431
BIG C Thailand Loan	—	—	—	—	2,112	2,112	—	9,070	9,070
Cash pool balances with Casino	—	31,274	31,274	—	68,349	68,349	—	84,451	84,451
Put options granted to owners of non-controlling interests (ii)	8,300	2,200	10,500	—	—	—	6,500	—	6,500
Bank overdrafts	—	30,899	30,899	—	169	169	—	10,801	10,801
Other financial liabilities	4,971	15,797	20,768	—	23,674	23,674	—	25,197	25,197
Financial debt	83,148	80,170	163,318	2,046	102,557	104,603	14,769	132,198	146,967

(i)             As stated in the “Description of reporting entity,” this loan will not be dropped down during the Nova Pontocom Reorganization.

Cnova financial debt increased by €42.4 million on the year. As part of Nova Pontocom reorganization, GPA loan was retained by Nova Holdco for an amount of €106.4 million, leading to a financial debt of €8.4 million (non-current: €6.9 million, current: €1.6 million) as of December 31, 2015.

As discussed in Note 4, Cnova granted put options to former owners of MonShowroom, which extincted in 2014. In addition, Cnova granted to Exito put / call options exercisable on or after November 1, 2017 over non-controlling interests in Cdiscount Colombia on 29% of shares and Cdiscount Latam on 10% of shares for a consideration in Cnova shares. The put / call related to Cdiscount Latam has no value as both shareholders decided to close its subsidiaries. Regarding the Cdiscount Colombia put / call, and according to IAS 32.23, the Company should record at the execution date a liability (against equity) for each put option that can be exercised outside of its control. This is the case of this put / call granted to Exito. A liability of €6.5 million was recognized against equity at December 31, 2015. Future fair value adjustments of this liability will be recognized in the income statement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Detail of main financial debts:

	Nominal				2013 Restated	2014 Restated	2015
	amount	Interest rate	Issue date	Due date	(K€)	(K€)	(K€)
Borrowings	2,517	3% - 3.5%	November 2013	June 2023	1,647	2,239	2,517
CBD loan	63,840	105,35% + CDI (i)	April 2013	February 2017	68,230	—	—
CBD Loan	7,669	105% + CDI (i)	July 2014	February 2017	—	8,060	8,431
BIG C Thailand Loan	—	3,67% - 4,08%	June at November 2014	(ii)	—	2,112	9,070
Cdiscount Group current account	—	Eonia 1 month + 0,05%	—	—	31,274	—	—
Cash pool balances with Casino	—	Eonia 1 month + 0,5%	—	—	—	68,349	84,451

(i)               CDI: Certificado de Deposito Interbancario, or interbank deposit certificate, rate

(ii)            C-Distribution Thailand and C-Distribution-Asia were sold in March 2016 (please see note 32).

3. Other liabilities

	2013 Restated			2014 Restated			2015
€ thousands	Non-current	Current(i)	Total	Non-current	Current(i)	Total	Non-current	Current	Total
Amounts due to suppliers of PP&E	—	4,150	4,150	—	4,540	4,540	—	1,442	1,442
Other liabilities (i)	477	98,558	99,035	2,337	135,805	138,142	7,792	170,909	178,701
Deferred income	3,337	2,487	5,824	1,686	3,720	5,406	777	6,132	6,909
TOTAL	3,814	105,195	109,009	4,023	144,065	148,088	8,569	178,483	187,053

(i)               Current other liabilities include reimbursements of certain expenses to CBD for €9.2 million in 2012, €11.5 million in 2013. The amount is nil in 2014.

Note 27 Fair value of financial instruments

1. Accounting principles

Fair value measurements are determined following the provisions of IFRS 13 ‘‘Fair Value Measurement’’ which defines the following fair value hierarchy:

•                  quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•                  inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2);

•                  inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair value of financial instruments traded in an active market is the quoted price on the balance sheet date. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are classified as Level 1.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The fair value of financial instruments which are not quoted in an active market (such as over-the-counter derivatives) is determined using valuation techniques. These techniques use observable market data wherever possible and make little use of Cnova’s own estimates. If all the inputs required to calculate fair value are observable, the instrument is classified as Level 2.

If one or more significant inputs are not based on observable market data, the instrument is classified as Level 3.

2. Financial assets

	2013 Restated		2013 Restated		Carrying amount		Total
		Non	Total			AFS -
	Carrying	financial	Financial	Assets		measured
€ thousands	amount	assets	assets	held for	Loans and	at fair
Financial assets	(A)	(B)	(A – B)	trading	receivables	value	Fair value
Other non-current assets	112,118	84,002	28,116	—	27,042	1,074	28,116
Trade receivables	120,745	—	120,745	—	120,745	—	120,745
Other current assets	169,221	111,440	57,781	—	57,781	—	57,781
Cash and cash equivalents	263,550	—	263,550	—	263,550	—	263,550

	2014 Restated		2014 Restated		Carrying amount		Total
		Non	Total			AFS -
	Carrying	financial	Financial	Assets		measured
€ thousands	amount	assets	assets	held for	Loans and	at fair
Financial assets	(A)	(B)	(A – B)	trading	receivables	value	Fair value
Other non-current assets	95,070	71,623	23,447	—	21,373	2,074	23,447
Trade receivables	117,656	—	117,656	—	117,656	—	117,656
Other current assets	202,368	26,177	176,191	—	176,191	—	176,191
Cash and cash equivalents	573,321	—	573,321	—	573,321	—	573,321

	2015		2015		Carrying amount		Total
		Non	Total			AFS -
	Carrying	financial	Financial	Assets		measured
€ thousands	amount	assets	assets	held for	Loans and	at fair
Financial assets	(A)	(B)	(A – B)	trading	receivables	value	Fair value
Other non-current assets	23,608	16,898	6,710	—	6,585	125	6,710
Trade receivables	129,651	—	129,651	—	129,651	—	129,651
Other current assets	195,423	88,257	107,166	—	107,166	—	107,166
Cash and cash equivalents	400,793	—	400,793	—	400,793	—	400,793

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Financial liabilities

	2013 Restated		2013 Restated	Carrying amount				Total
		Non	Total	Liabilities		Liabilities
	Carrying	financial	Financial	at	Liabilities	designated
€ thousands	amount	liabilities	liabilities	amortized	for	at fair	Hedging
Financial liabilities	(A)	(B)	(A – B)	cost	trading	value	instruments	Fair value
Financial debt	163,318	—	163,318	163,318	—	—	—	163,318
Trade payables	920,450	—	920,450	920,450	—	—	—	920,450
Other current liabilities	105,195	2,504	102,691	102,691	—	—	—	102,691
Other non-current liabilities	3,814	3,337	477	477	—	—	—	477

	2014 Restated		2014 Restated	Carrying amount				Total
		Non	Total	Liabilities		Liabilities
	Carrying	financial	Financial	at	Liabilities	designated
€ thousands	amount	liabilities	liabilities	amortized	for	at fair	Hedging
Financial liabilities	(A)	(B)	(A – B)	cost	trading	value	instruments	Fair value
Financial debt	104,603	—	104,603	104,603	—	—	—	104,603
Trade payables	1,311,234	—	1,311,234	1,311,234	—	—	—	1,311,234
Other current liabilities	144,065	66,976	77,088	77,088	—	—	—	77,088
Other non-current liabilities	4,023	3,303	720	720	—	—	—	720

	2015		2015	Carrying amount				Total
		Non	Total	Liabilities		Liabilities
	Carrying	financial	Financial	at	Liabilities	designated
€ thousands	amount	liabilities	liabilities	amortized	for	at fair	Hedging
Financial liabilities	(A)	(B)	(A – B)	cost	trading	value	instruments	Fair value
Financial debt	146,967	—	146,967	146,967	—	—	—	146,967
Trade payables	1,216,022	—	1,216,022	1,216,022	—	—	—	1,216,022
Other current liabilities	178,489	103,663	74,826	74,826	—	—	—	74,826
Other non-current liabilities	8,569	2,006	6,563	6,563	—	—	—	6,563

Note 28 Financial risk management objectives and policies

The main risks associated with Cnova’s financial instruments are market risks (currency, interest rate and equity risk), counterparty risk and liquidity risk.

Market risk

Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by the Group and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. The Group’s interest rate risk arises principally from borrowings issued at variable rates expose the Group to cash flow interest rate risk which is more than offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. As of December 31, 2015, most of the Group’s gross debt balance was subject to floating interest rates.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the CDI or Eonia interest rates, based on the variable rate financial instruments held by the Group at December 31, 2015, with all other variables held constant, was estimated to €1.5 million and €2.8 million respectively for the periods ended December 31, 2015 and December 31, 2014.

Exposure to foreign exchange risk

Due to its operations in Brazil, Cnova is exposed to currency translation risk, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates as part of the integration principally of Cnova Brazil accounts. Cnova Group does not hedge this “translation exposure”. If the Brazilian real exchange rate had been 10 percent higher/lower and all other variables were held constant, the Group’s net profit would have increased/(decreased) by €13.9 million and €(17) million in 2015 (€7.3 million and €(9) million in 2014); and equity (excluding net profit) would have (decreased)/increased by €3.2 million and €(3.9) million in 2015 (€(57.6) million and €70.5 million in 2014), solely due to the translation of the financial statements denominated in Brazilian real.

On November 26, 2014 Cnova granted a R$345 million loan to Cnova Finança, a subsidiary of Cnova Brazil that is considered as part of its net investment in Cnova Brazil. The exchange difference amounting to €(2.3) million net of tax as of December 31, 2014 was recorded in other comprehensive income.

As of December 31, 2015, cash and cash equivalents include 1,011 million of Brazilian real (€234.5 million) in short-term deposits with four banks.

Exchange rates against the Euro

	2013		2014		2015
Exchange rates against the euro	Closing rate	Average rate	Closing rate	Average rate	Closing rate	Average rate
US dollar (USD)	1.3791	1.3281	1.2141	1.3285	1.0887	1.1095
Brazilian real (BRL)	3.2576	2.8702	3.2207	3.1211	4.3117	3.7004

Counterparty risk

Cnova is not exposed to significant counterparty risks in its operating activities and its short-term investment activities.

Counterparty risk related to trade receivable

Customer receivables are regularly monitored and Cnova’s exposure to the risk of bad debts is considered as limited because of the number of customers Cnova has through its operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Trade receivables (gross amount) break down as follows by maturity:

		Receivables past due on the balance sheet date
	Receivables	Receivables	Receivables
	not yet	not more	between	Receivables
	due not	than one	one and	more than	Receivables	Doubtful	GROSS	Impairment	NET
	impaired	month past	six months	six months	overdue	receivables	TOTAL	losses	TOTAL
€ thousands	(A)	due	past due	past due	(B)	(C)	(D)=(A)+(B)+(C)	(E)	(D) - (E)
2013 Restated	88,554	8,167	16,016	6,113	30,296	35,247	154,097	(33,352)	120,745
2014 Restated	96,248	4,476	6,851	6,876	18,203	37,785	152,236	(34,580)	117,656
2015	105,288	8,847	7,837	7,063	23,748	32,388	161,424	(31,773)	129,651

Receivables past due but not impaired can vary substantially in length of time overdue depending on the type of customer, i.e. consumers or public authorities. Impairment policies are determined on an entity-by-entity basis according to customer type. As indicated above, Cnova believes that it has no material risk in terms of credit concentration.

Counterparty risk related to other assets

Other assets, mainly comprising tax receivables, and repayment rights are neither past due nor impaired.

Credit risk on other financial assets—mainly comprising cash and cash equivalents and available-for-sale financial assets—corresponds to the risk of failure by the counterparty to fulfil its obligations. The maximum risk is equal to the instruments’ carrying amount. Cnova’s cash management policy consists of investing cash and cash equivalents with diversified first category counterparties.

Liquidity risk

Cnova manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions. As of December 31, 2015, Cnova’s liquidity is also depending on the financing from its parent companies (Casino and CBD), see Note 31.

As part of cash pool agreement with Cnova and its subsidiaries, unused credit lines amounted to €176.7 million as of December 31, 2015.

Exposure to liquidity risk

The table below shows a maturity schedule for financial liabilities, including principal and interest but excluding discounting.

	Maturity
				Due in
		Due in	Due in	three to	Due		Carrying
	Due within	one to	two to	five years	beyond		amount
€ thousands	one year	two years	three years	five years	five years	2013—Total	Restated
Borrowings and bank overdrafts	30,947	186	271	507	865	32,776	32,545
CBD loan(i)	—	—	—	97,173	—	97,173	68,230
Bond (Cnova Brazil)	—	—	—	—	—	—	—
Cdiscount Group current account	31,274	—	—	—	—	31,274	31,274
Put option grant to owners of non-controlling interests	2,200	—	2,400	5,900	—	10,500	10,500
Other financial liabilities	20,768	—	—	—	—	20,768	20,768
Trade payables and other liabilities	1,023,141	477	—	—	—	1,023,618	1,023,618
Total	1,108,330	663	2,671	103,580	865	1,216,108	1,186,935

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	Maturity
				Due in
	Due	Due in	Due in	three to	Due		Carrying
	within	one to	two to	five years	beyond		amount
€ thousands	one year	two years	three years	five years	five years	2014—Total	Restated
Borrowings and bank overdrafts	430	376	376	676	1,086	2,944	2,408
CBD loan(i)	8,136	—	—	—	—	8,136	8,060
Big C Loan	2,112	—	—	—	—	2,112	2,112
Cdiscount Group current account	68,349	—	—	—	—	68,349	68,349
Other financial liabilities	23,674	—	—	—	—	23,674	23,674
Trade payables and other liabilities	1,388,322	720	—	—	—	1,389,042	1,389,042
Total	1,491,023	1,096	376	676	1,086	1,494,257	1,493,645

(i)             As stated in the “Basis of preparation of Cnova consolidated financial statements,” this loan was not dropped down during the Nova Pontocom Reorganization.

	Maturity
				Due in
	Due	Due in	Due in	three to	Due to
	within	one to	two to	five years	beyond		Carrying
€ thousands	one year	two years	three years	five years	five years	2015—Total	amount
Borrowings and bank overdrafts	11,976	368	263	471	563	13,641	13,641
CBD loan	1,566	6,931	—	—	—	8,497	8,431
BIG C Loan	9,070	—	—	—	—	9,070	9,070
Cash pool balances with Casino	84,451	—	—	—	—	84,451	84,451
Put options granted to owners of non-controlling interests	—	6,500	—	—	—	6,500	6,500
Other financial liabilities	25,197	—	—	—	—	25,197	25,197
Trade payables and other liabilities	1,290,848	6,563	—	—	—	1,297,411	1,297,411
Total	1,423,108	20,362	263	471	563	1,444,767	1,444,701

Equity risk

The exposure of Cnova to equity securities price risk was limited to its investment in Partech International which was classified on the consolidated balance sheet as available-for-sale before its disposal in 2015.

Note 29 Off-balance sheet commitments

Management believes that, to the best of its knowledge, there were no off-balance sheet commitments as of December 31, 2013, 2014 and 2015, other than those described below, likely to have a material impact on Cnova’s current or future financial position.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Commitments given

The amounts disclosed in the table below represent the maximum potential amounts (not discounted) that Cnova might have to pay in respect of commitments given. They are not netted against sums which Cnova might recover through legal actions or counter-indemnities received.

€ thousands	2013 Restated	2014 Restated	2015
Assets pledged as collateral	—	—	—
Bank bonds and guarantees given	12,255	12,535	28,677
Firm purchase commitments(i)	550	695	—
Other commitments	3,975	2,872	—
Due:	—	—	—
Within one year	16,780	16,102	28,677
Due in one to five years	—	—	—
Due beyond five years	—	—	—
Total commitments given	16,780	16,102	28,677

(i)             Reciprocal commitments

Lease commitments

Cnova has no finance leases and leases with purchase options on equipment.

Cnova has operating leases on properties used in the business that do not meet the criteria for classification as finance leases. The future minimum payments under non-cancellable operating leases break down as follows:

Operating leases and sub-leases where Cnova is a lessee

€ thousands	2013 Restated	2014 Restated	2015
Due within one year	12,218	12,457	13,923
Due in one to five years	27,445	24,621	26,834
Due beyond five years	5,378	6,836	18,629

Note 30 Contingent assets and liabilities

In the normal course of its business, Cnova is involved in a number of legal proceedings with third parties or with the tax authorities in certain countries. Provisions are set aside to cover these proceedings when Cnova has a legal, contractual or constructive obligation towards a third party at year-end, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated.

We, certain of our current and former officers and directors, and the underwriters of our initial public offering, or our IPO, have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review, and we may incur significant expenses (including, without limitation, substantial attorneys’ fees and other professional advisor fees and obligations to indemnify certain current and former officers or directors and the underwriters of our initial public offering who are or may become parties to or involved in such matters). We are unable at this time to predict the extent of our potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its advisors retained by our board of directors.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Note 31 Related Party Transactions

2014 Reorganization Related Agreements

Framework and IPO Agreement and Related Agreements

As part of the 2014 Reorganization, completed in late 2014, Casino, CBD, Via Varejo S.A., Nova Pontocom and Nova OpCo entered into the Framework and IPO Agreement, to which Cnova became a party on July 11, 2014. Subsequently, Éxito, Cdiscount Group, Germán Quiroga and another founder of Nova Pontocom became parties to the agreement. The Framework and IPO Agreement set forth the various steps undertaken in the 2014 Reorganization (described further in “ITEM 4.C: Organizational Structure—The 2014 Reorganization”), our governing documents, the structure of our board of directors and its committees and certain other matters related to our initial public offering. In addition to the Framework and IPO Agreement, we entered into other agreements with certain members of the Casino Group, including an agreement related to the contribution of shares of certain eCommerce companies to us, shareholders’ agreements with Éxito with respect to Cdiscount Colombia and Cdiscount LatAm and put and call arrangements related to the acquisition of Cdiscount Colombia and Cdiscount LatAm.

In connection with the 2014 Reorganization, Nova OpCo entered into an indemnification agreement (the “Original Indemnification Agreement”) with Nova Pontocom, pursuant to which Nova OpCo agreed to indemnify and hold Nova Pontocom harmless from damages arising from acts the operating assets and liabilities contributed to Nova OpCo in the 2014 Reorganization. Following the spin-off of Nova HoldCo approved on December 22, 2015, Nova HoldCo was liquidated. Pursuant to a draft amendment to the Original Indemnification Agreement, expected to be executed shortly after the filing of this annual report, Nova OpCo has agreed to indemnify CBD, Via Varejo and the former management and minority shareholders of Nova HoldCo for the above-referenced operating assets and liabilities covered by the Original Indemnification Agreement.

Management Undertakings Agreement

Finally, we entered into a management undertakings agreement with Mr. Germán Quiroga (appointed Cnova Brazil´s Chief Executive Officer on May 23, 2014) and Mr. Eduardo Khair Chalita (elected as member of the Board of Directors of Nova Pontocom on February 19, 2014), Nova Pontocom and Nova OpCo, pursuant to which Mr. Quiroga and Mr. Chalita each individually agree, for a period of 12 months after the later of the date on each executive resigns or is dismissed from the management team or the date on which he transfers his beneficial ownership of all of our shares, not to: (1) compete with Nova Pontocom, Cnova Brazil or us or join any of our competitors or provide services to any of our competitors or to acquire any equity interest or otherwise be linked to any of our competitors; or (2) induce any customer to purchase or sell products or services to or from any competitor, enter into any agreement with any competitor, terminate its relationship with us and our affiliates or assist or induce any entity associated with us and our affiliates to terminate their association with us or our affiliates. With respect to Mr. Chalita, as a result of the liquidation of Nova Pontocom due to its spin-off approved on December 22, 2015, the term of office of Mr. Chalita as member of the Board of Directors of Nova Pontocom ended on the same date.

Restructuring Related Agreements

Sale of MonShowroom.com

On September 30, 2015, as part of our decision to focus on sites presenting strong operational synergies with our core business, the sale and transfer of shares of the company E-Trend S.A.S, owner of the website MonShowroom.com, from Cdiscount Group S.A.S. and Financière MSR to Monoprix, a Casino Group’s subsidiary with a strong fashion profile, was concluded. One law firm and one financial expert confirmed the fairness of the deal based on the following points: (i) the legal terms and conditions of the share purchase agreement and put and call options were in line with market practice; (ii) all terms and conditions were comparable to those of a transaction among independent

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

parties; (iii) the purchase price and earn-out for both the controlling interest and the minority interest were based on the fair market value of MonShowroom.

Agreements Relating to our Shares

Special Voting Agreement

On November 24, 2014, we, the Voting Depository, Casino, CBD, Via Varejo, Éxito, Mr. Germán Quiroga, and Mr. Eduardo Chalita, with acknowledgment by Nova HoldCo, Lux HoldCo and Dutch HoldCo entered into Special Voting Agreement. This agreement includes the contractual terms of the Double Voting Right Structure as discussed in “ITEM 10.B: Articles of Association—Special Voting Shares, Special Voting Depository Receipts and Special Voting Depository.”

Pursuant to the Special Voting Agreement, the Special Voting Shares were automatically issued when our initial public offering was completed in November 2014. The Special Voting Agreement also provides for the non-transferability of special voting depository receipts except to a Permitted Transferee as described in “ITEM 10.B: Articles of Association—Special Voting Shares, Special Voting Depository Receipts and Voting Depository,” and authorizes the Voting Depository to unilaterally cancel special voting depository receipts (for no compensation) in specified circumstances. The Special Voting Agreement also includes an acknowledgement of the terms and conditions (administratievoorwaarden, or the “Terms and Conditions”) of the Double Voting Right Structure by each initial holder of special voting depository receipts. The Special Voting Agreement further includes an irrevocable power of attorney from each initial holder of special voting depository receipts to the Voting Depository and Cnova for acts required under the Terms and Conditions or the Special Voting Agreement.

Pursuant to the Special Voting Agreement, the Voting Depository is to be granted a call option (the “Call Option”) to acquire newly issued special voting shares in the event of a capital increase of Cnova in which one or more Founding Shareholders (or their Permitted Transferees, as the case may be) participate(s). The Call Option will be an irrevocable right to subscribe for additional special voting shares, exercisable only by the Voting Depository. The Call Option will include circumstances in which the Voting Depository must exercise the Call Option. An issuance of special voting shares pursuant to the Call Option will not require prior authorization by our general meeting of shareholders. The Call Option will be non-transferable and cannot be encumbered in any way. The Call Option will be perpetual in nature, exercisable on more than one occasion and cannot be cancelled unless and until the Double Voting Right Structure is abolished. The Call Option will give no right to subscribe for special voting shares to the extent that our authorized share capital would be exceeded, as set forth in our Articles of Association from time to time. The Special Voting Agreement includes an undertaking by us to ensure that our board of directors will propose an amendment to our Articles of Association in order to increase the number of special voting shares comprised in our authorized share capital if it appears that the Voting Depository will likely need to hold special voting shares in excess of the number of special voting shares issuable under our authorized share capital.

The Special Voting Agreement also provides that the Voting Depository may not, directly or indirectly, sell, dispose of, transfer or encumber any special voting share or otherwise grant any right or interest therein (other than a transfer to Cnova or a statutory right of pledge in favor of the holders of the corresponding special voting depository receipts).

In the Special Voting Agreement, the Voting Depository waives all of its (de minimis) economic rights in connection with the special voting shares, although Cnova is required to reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

The Special Voting Agreement also provides that in case of dissolution of the Voting Depository, the special voting shares will be transferred back to Cnova for no consideration and, if so desired, the parties to the Special Voting Agreement will seek to implement an appropriate alternative to the Double Voting Right Structure.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

The Special Voting Agreement may be amended by the holders of special voting depository receipts by two-thirds majority vote, with our consent. The holders of the special voting depository receipts may also terminate the Double Voting Right Structure by a two-thirds majority vote.

We have not been made aware of any changes in this agreement to date.

Registration Rights Agreement

On November 25, 2014, the Founding Shareholders and certain other members of our management entered into a registration rights agreement with us. The registration rights agreement provides Casino and Dutch HoldCo with demand registration rights that can be exercised once per twelve-month period and provides all shareholders party to the agreement with piggyback registration rights, which, in either case, if exercised, would impose on us an obligation to register for public resale with the SEC our ordinary shares that are held by such shareholders. The demand registration rights can be exercised at any time, and include requests to register ordinary shares on a shelf registration statement once we become eligible to file a registration statement on Form F-3 or any successor or similar form and requests to effect takedowns from such shelf registration. The piggyback registration rights may be exercised when we propose to register any of our ordinary shares under the Securities Act by a preliminary prospectus, prospectus supplement or shelf registration statement (other than the registration statement we filed for our initial public offering, a registration on Form S-8 or F-4, or any successor or similar form relating to the ordinary shares issuable upon exercise of employee stock options or in connection with any employee benefit or similar plan or in connection with a direct or indirect acquisition by us of another entity). In each registration pursuant to the registration rights agreement, we are required to pay the registration expenses of the selling shareholders, other than underwriting discounts and commissions and applicable transfer taxes. In addition, we have agreed to indemnify the selling shareholders in any registration pursuant to the registration rights agreement against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, preliminary prospectus, final prospectus or summary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statement therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling shareholder for use therein.

Logistics and Fulfillment Agreements

Cdiscount Easydis Agreement

On January 24, 2013, Cdiscount entered into a logistics service agreement with Easydis S.A.S. (“Easydis”), which is an affiliate of Casino. Under the terms of the agreement, Easydis manages and operates the fulfillment center located in Andrézieux, France. Easydis handles receipt of inventory at the center, inspection of products from Cdiscount’s suppliers, storage of products, preparation of customer orders, management and conservation of inventory and shipping. The parties subsequently amended the agreement on May 16, 2014 to extend the scope of the services and on March 27, 2015 to provide for reviews of the pricing terms based on prevailing market rates.

The term of the agreement is six years, from June 1, 2014, until June 1, 2020. It is automatically renewable for successive six-year periods.

Cdiscount Pick-Up Point Agreements

Cdiscount has entered into a number of agreements, which have been amended from time to time, with members of the Casino Group relating to pick-up point and related services provided to us by such related parties.

The agreements terminate on June 1, 2024, and will be automatically renewed for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the relevant period.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cdiscount CCV Agreement

On July 16, 2013, Cdiscount entered into a logistics service agreement with CCV S.N.C. (“CCV”), a member of the Casino Group, as amended by two agreements dated May 16, 2014. Under the terms of the agreement, CCV provides logistics services to Cdiscount, including delivery in metropolitan France (excluding Corsica and related islands) to our customers of products purchased on our sites. CCV also provides CCV stores as Click-and-Collect locations for customers purchasing heavy or large products on our sites.

The agreement terminates on January 1, 2023, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

The parties are not entitled to transfer the agreement without the prior consent of the other party. Each party may also be entitled to terminate the agreement in case of change in the allocation of the share capital of the other party, or a transfer or merger of the other party.

Cnova Brazil Accommodation Agreements (Pick-Up Point Agreements)

Cnova Brazil has entered into a number of accommodation agreements for indeterminate term with CBD and Via Varejo pursuant to which CBD and Via Varejo allow Cnova Brazil’s customers to pick up their products directly at certain brick-and-mortar retail stores owned by CBD and Via Varejo. Other than payments related to their share of utilities in the agreements with Via Varejo, such as light and water, Cnova Brazil does not pay any fee for these arrangements. As of the date of this annual report, Cnova Brazil, CBD and Via Varejo are negotiating on an arm’s length basis a pick-up point framework agreement to regulate the terms and conditions of this transaction.

Operational and Synergy Agreements

Cnova Brazil Operational Agreement

Pursuant to the Framework and IPO Agreement described above, on July 24, 2014, we entered into an amended Nova Pontocom Operational Agreement (the “Amended Operational Agreement”) with Nova OpCo, CBD, Via Varejo and Nova HoldCo. Following the spin-off of Nova Pontocom in December 2015, Nova HoldCo is no longer party to the Amended Operational Agreement. Under the agreement, Via Varejo must procure for Nova OpCo common products from its suppliers at the same price and on the same commercial terms and conditions as it procures such products for its own business. Additionally, the Amended Operational Agreement requires that CBD and Via Varejo conduct any eCommerce related activities in Brazil exclusively through Nova OpCo, and prohibits CBD and Via Varejo from purchasing any equity interest in any legal entity that operates eCommerce activities in Brazil. We are required to align our prices with Via Varejo S.A. with respect to certain products sold under Via Varejo and CBD’s brands (i.e., Casas Bahia, Extra and Ponto Frio). The Amended Operational Agreement also provides the Company and Nova OpCo with the right to use and exploit private labels or brands owned by Via Varejo and CBD (under the terms of the Trademark License Agreements entered into between Nova OpCo and Via Varejo and between Nova OpCo and CBD), provided that such use or exploitation complies with the strategy and positioning of such private label or brand by the party that develops and owns it. These license agreements cannot be transferred by Cnova Brazil to any third-party without the owner’s agreement.

The Amended Operational Agreement provides for a contractual advisory marketing and strategy committee of Nova OpCo (without corporate law status) that is responsible for supervising compliance with the Amended Operational Agreement, and that is comprised of members appointed by the Company, CBD and Via Varejo, each of which will report to the party that appointed such member.

The Amended Operational Agreement also provides for a payment of a fee by Nova OpCo to Via Varejo in an amount equal to 1.3% of the amount paid by Nova OpCo for purchases of any items from common suppliers. The payment of the fee is due during the period beginning on October 17, 2013 (the date of the original operating agreement)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

and ending five years after execution of the Amended Operational Agreement with a possible revision of the commercial parameters at the end of the third year. The agreement requires us to maintain appropriate levels of service for our eCommerce platforms.

Synergy Project with Via Varejo

Pursuant to the Amended Operational Agreement, the parties were to analyze the sharing of areas of their respective distribution centers, the segmentation of operations, optimization of processes and proper sharing of costs and expenses.  As part of this planning, Cnova Brazil entered into the arrangements described below in “—Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements.”

Cnova Brazil Real Estate Leases and Other Cost Sharing Arrangements

On May 13, 2011, Nova Pontocom, as sublessee, Casa Bahia Contact Center Ltda., as sublessor, and Casa Bahia Comercial Ltda., as intervening party, entered into a sublease agreement, as amended on October 1, 2011, for the sublease of certain real property in São Paulo, Brazil. Additionally, on November 27, 2014, Cnova Brazil and Via Varejo entered into a loan for use agreement by which Via Varejo subleased to Cnova Brazil real property located in Camaçari, Brazil.

In line with the Amended Operational Agreement and the synergy project developed thereunder, both of these lease agreements were terminated and replaced by free lease agreements between Cnova Brazil and Via Varejo pursuant to which Cnova Brazil may occupy and use Via Varejo distribution centers located in various Brazilian states.  For each distribution center, Cnova Brazil and Via Varejo also entered into an agreement for the apportionment of expenses and an agreement for the repayment of losses.

Each of the free lease agreements has a 12-month term and is automatically renewable for an equal period unless terminated by mutual agreement of the parties. The agreements for the apportionment of expenses are valid for 12 months from the date of execution, and are automatically and successively renewable for equal periods, unless earlier terminated by one of the parties with 90 days’ prior written notice. The compensation payable to Via Varejo will be determined based on the expenses incurred by Cnova Brazil.  Pursuant to the agreement for repayment of losses, Cnova Brazil or Via Varejo, as the case may be, is required to reimburse the other party and its affiliates from any losses arising from losses related to the agreement for apportionment of expenses.  In the event either party disagrees with the amount to be reimbursed, the reimbursing party shall pay the amount they agree with and provide a formal notice with the reasons why they disagree with the remaining amount to be paid.  Any amounts owed under the agreement for repayment of losses shall survive the termination or expiration of the agreement for the apportionment of expenses, until the obligation to indemnify the other party is performed.

As part of the Amended Operational Agreement described above, by no later than September 30, 2016, Cnova Brazil will terminate the previously-disclosed commercial lease agreement entered into on February 18, 2014, by Nova Pontocom (and later transferred to Nova OpCo following the 2014 Reorganization), as lessee, and Rec Log 411 S.A., as lessor, for the lease of a fulfillment center located in Rio de Janeiro, Brazil, and guaranteed by CBD.

Management Support and Strategic Advisory Agreement

On June 4, 2014, we entered into a management support and strategic advisory agreement with certain companies of the Casino Group pursuant to which the relevant Casino Group companies agree to provide certain management support services, including general management, planning, financial and treasury planning and control, human resources, institutional promotion, legal and tax and public relations, as well as strategic advisory services. In consideration for these support and advisory services, we agreed to pay fees on a pro-rata basis from the date of the 2014 Reorganization through the end of the year. The fees are assessed on a cost plus basis, to be invoiced biannually. The estimated fees under the agreement are to be revised annually. To the extent that the relevant Casino Group companies incur costs or expenses either below or in excess of the estimated fee paid during the year, the relevant Casino Group

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

companies will issue to us an additional invoice or a credit note. The management support and strategic advisory agreement is entered into for an indefinite term and may be terminated upon mutual consent, or by any party with 90 days’ prior written notice. Additionally, in the event of a material breach, the non-breaching party may terminate the agreement with 15-day prior written notice to the breaching party (unless the breach is cured during this period). The agreement may also immediately terminate in the case of liquidation or bankruptcy of any of the parties.

Cdiscount EMC Commercial Partnership Agreement

On May 14, 2014, EMC Distribution S.A.S. (“EMC”), the central purchasing entity for the Casino Group, and Cdiscount entered into a commercial partnership agreement, which was subsequently amended on March 27, 2015. Under this agreement, both parties undertake to implement buying synergies to increase the volume of everyday consumer goods ordered from certain suppliers. Each party also agrees to act on behalf of the other to negotiate the terms and conditions of certain frameworks agreements with suppliers. This agreement is effective until June 1, 2024, and is automatically renewable for another five-year period unless terminated with an 18-month prior notice.

DCF Commercial Partnership Agreements

On May 19, 2014, Cdiscount and Distribution Casino France (“DCF”) entered into two supply agreements, whereby DCF sells to Cdiscount Casino Group private label products and products from other suppliers and Cdiscount sells to DCF Cdiscount private label products and products from other suppliers. Pursuant to verbal binding arrangements memorialized in draft agreements, the supply agreements were subsequently amended in 2015 to modify financial conditions. The agreements were subsequently amended on June 28, 2016 to detail and clarify financial conditions. Neither party has a purchase volume obligation under the agreements. Each party shall pay for the products “at cost” plus a decreasing margin (1.5% to 0%) depending on the portion represented by the purchasing entity purchase volume into the global non-food purchase volume made by the purchasing entity and the supplying entity. The agreements terminate on June 1, 2024, and are automatically renewable for successive 10-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

DCF Purchasing Synergies

On June 30, 2015, Cdiscount and DCF entered into a Purchase Synergy Agreement, whereby DCF, due to lower volumes compared to Cdiscount volumes, remunerates Cdiscount for the purchase conditions obtained through such grouped purchases for non-food products. DCF pays commission to Cdiscount at a rate based on the respective volumes purchased by DCF and Cdiscount compared to the total volume with common suppliers. In particular, (i) when DCF share in total volume is less than 20%, then the rate is at 1.5% of the total volume; (ii) when DCF share in total volume is between 20% and 35%, the rate is at 0.7%. If DCF share in total volume is higher than 35%, no remuneration is due. The agreement terminates on January 1, 2025, and is automatically renewable for successive five-year periods unless terminated by either party with written notice sent two years prior to the expiration of the initial period.

Exito’s Operational Service Agreement—Cdiscount Colombia

On March 27, 2015, Éxito and Cdiscount Colombia entered into an Operational Services Agreement, which includes the rendering of purchase, logistics, shipping (including pick-up point services), back-office IT license and maintenance agreement, and back offices services such as accounting, audit, legal and human resources, real estate management and marketing. The prices for each service rendered were determined depending on the type of service, on an arm’s-length basis, as legally required under Colombian law. The agreement, which took effect on January 1, 2015, is valid for one year and is automatically renewable for successive 1-year periods unless terminated by either party with a 3-month written prior notice.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Cross Canal Agreement with Distribution Leader Price

Pursuant to certain verbal arrangements between Cdiscount and Distribution Leader Price, which will be duly memorialized shortly after the filing of this annual report, Cdiscount agrees to sell products to Leader Price and to render related services to Leader Price. These products are sold by Leader Price in Leader Price’s stores. The fees to be paid for the services rendered are based on market prices.

Tab Agreements with LPE and DCF and Alimentaire Express Agreement with Franprix

On June 30, 2015, Cdiscount entered into two agreements, one with DCF and one with Leader Price Exploitation, pursuant to which Cdiscount designed, created and maintained a tab on its website dedicated to the DCF eCommerce site “Casinodrive” and the Leader Price eCommerce site “Leaderdrive,” respectively. In 2015, Cdiscount earned a total €2.6 million upfront payment that was accounted in Cdiscount’s first-half 2015 net sales and 10% of the sales generated on the drive sites accessed through the Cdiscount tabs. Both agreements were terminated in December 2015 due to Cdiscount’s decision to concentrate its food offer in a single channel, by entering into the Alimentaire Express Agreement with Franprix Holding S.A.S. (“Franprix Holding”).

Under the Alimentaire Express Agreement, a verbal arrangement entered into by Cdiscount and Franprix Holding and expected to be duly memorialized shortly after the filing of this annual report, Cdiscount maintains features on its website to allow customers to order food products and Franprix Holding sells and delivers the products to the customers’ homes on an express basis via its network of stores. The delivery time is an hour and a half or such longer time period agreed with the purchaser.The initial territory covered by the express food delivery service is Paris and Neuilly sur Seine. Cdiscount and Franprix Holding may agree to extend the initial territory. Under the agreement, Franprix Holding guarantees that its stores registered pursuant to the agreement comply with the required quality standards of products sold to consumers and the timely delivery service.

The agreement is effective as of December 1, 2015 and is valid for an indefinite period. Financial conditions are based on Cdiscount’s marketplace commissions system. The parties agreed on a six-month free commission period followed by decreasing commissions depending on the number of products offered.

Financing Agreements

Cdiscount Banque Casino Cooperation Agreements

On December 30, 2011, Cdiscount and Banque Casino, a French credit institution of which Casino and Crédit Mutuel S.A. each own 50.0% of the share capital, entered into a cooperation agreement. The agreement provides for the development, distribution and promotion in French metropolitan areas, exclusively for Cdiscount’s customers, via Cdiscount’s sites or other channels of marketing and distribution used by Cdiscount, certain financial products and services offered by Banque Casino. This agreement is effective until December 30, 2016 and is automatically renewable for a 5-year period unless terminated by either party with written notice sent 18 months prior to the expiration of each period.

Cdiscount and Banque Casino amended the agreement on December 20, 2012, and June 28, 2013, to entrust Banque Casino with the distribution and the management of financial services relating to the payment-in-installments option offered on Cdiscount’s sites, whereby customers are subject to the general terms and conditions of Banque Casino.

On December 15, 2015 and December 16, 2015, the parties amended the agreement to reallocate the financial services provided by Banque Casino to Cdiscount (in-house). After this, the agreement changed substantially since the payment-in-installments plan is now managed by Cdiscount. Under the new conditions, Cdiscount offers the credit to customers who opt for the payment-in-installments plan and sells the respective receivables to Banque Casino. Banque

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Casino, in turn, pays the full purchase price, assumes substantially all of the credit risk for the installments payments beyond agreed-upon risk levels for Cdiscount and earns a fee for it.

Cartes et Crédits Joint Venture Agreement

On June 13, 2012, Cdiscount, Banque Casino and C2C-Cartes et Crédits à la Consommation SA a subsidiary of Crédit Mutuel S.A. (“Cartes et Crédits”) created an unincorporated joint venture in order to gather the resources required for their partnership and to share the profits and losses of the common activity regarding Cdiscount customers.

On the basis of their contribution, the allocation of the interests in the joint venture is 55% for Banque Casino, 40% for Cdiscount and 5% for Cartes et Crédits. The profits and the losses of the joint venture are shared by the stakeholders, it being specified that specific rights in such sharing are allocated among the stakeholders.

The manager of the joint venture is Banque Casino. The duration of the joint venture is 99 years from January 1, 2012. The joint venture shall be dissolved in case of the termination of the cooperation agreement dated December 30, 2011, described above, or at the request of a stakeholder, with six months’ prior notice, if the participation of Cartes et Crédits and/or its affiliates in the share capital of Banque Casino falls below 34%.

In June 2015, Cdiscount notified Banque Casino of its decision to cease the contract at its term in December 2016, opening therefore a period for renegotiation of the terms of a new contract.

Cash Pooling Agreements

On July 1, 2014, Cnova entered into a Current Account Agreement with Casino Finance International (previously named Polca Holding S.A.), a member of the Casino Group and the centralizing entity of a cash pool implemented among certain members of the Casino Group. Certain of Cnova’s European subsidiaries, including Cdiscount, Cdiscount Group and Cdiscount International, also acceded to the Current Account Agreement, respectively on August 1, 2014, October 17, 2014 and August 1, 2014. The purpose of the current account agreement is to improve the management of the parties’ working capital through: (i) obtaining cash advances from Casino Finance International to Cnova and its European subsidiaries and (ii) making Cnova and its European subsidiaries’ cash surplus available to Casino Finance International. The parties have acknowledged that the cash flows under the agreement is driven by a common economic, social or financial interest in accordance with the global policy developed for the whole Casino Group and will take into account the interest of each party. The current accounts are designed to record the cash flows between the parties on a daily basis, with all recorded claims netted off on a continuous basis, resulting in a single account balance. In connection with the increase of our net sales from the year ended December 31, 2013 to the year ended December 31, 2014, and working capital needs associated with our growth, the current account agreement between Cnova and Casino Finance International was amended on March 11, 2015 to increase the maximum size of the cash pool from €70 million to €250 million. There is no cap on the size of any given drawing from the cash pool. Taking into account Cnova and its European subsidiaries that have acceded to the current account agreement, the maximum size of the cash pool increased from €260 million to €440 million.

Interest accrues on a daily basis (but does not compound). Interest is calculated on a monthly basis at a rate equal to the monthly average of the EONIA per annum plus a margin of 0.50% if the cash balance is in favor of Casino Finance International and a margin of 0.25% if the cash balance is in favor of Cnova and its European subsidiaries. Accrued interest is due and payable on the last date of each calendar month.

The term of the agreement is indefinite. Each party is entitled to terminate the agreement at any time subject to ten days’ prior written notice. Each agreement immediately terminates if Casino no longer controls, directly or indirectly, Casino Finance International or Cnova or its European subsidiaries, as the case may be, or in case of bankruptcy of a party.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Casino Finance International, and the Casino Group entities participating in the cash pool including Cnova and certain of its European subsidiaries, are parties to a service agreement dated November 25, 2013, as amended from time to time, with Société Générale S.A. in order to implement the cash pool and ensure automatic cross-border cash centralization between each participating company and Casino Finance International as the pool leader. The agreement has been entered into for an indefinite period of time. Société Générale S.A. or Casino Finance International may terminate the agreement at any time subject to a 30-day notice period.

Apple Corporate Guaranty

On April 29, 2014, CBD and Apple Computer Brasil Ltda. (“Apple Brasil”) entered into a corporate guaranty agreement by which CBD absolutely and unconditionally guaranteed Nova Pontocom’s and Via Varejo’s obligations under certain agreements entered into with Apple Brasil (the “Reseller Agreements”) governing the purchase and sale of goods and credit services provided by Apple Brasil to Nova Pontocom and Via Varejo, as well as any similar future agreements to be entered into between Apple Brasil and Nova Pontocom and/or Via Varejo. The guaranteed amount, in the case of the obligations of Nova Pontocom, was R$80 million. Following the 2014 Reorganization, this agreement was transferred from Nova Pontocom to Cnova Brazil. This corporate guaranty agreement will remain in force until (i) the fulfillment of the secured obligations of Cnova Brazil under the Reseller Agreements or (ii) CBD fulfils all of its obligations under the agreement. CBD may terminate the agreement at any time subject to a 60-day notice period, provided that CBD pays all the debts arisen from invoice issued under the Reseller Agreements within a 60-day notice period.

Licensing Agreements

License Agreements

Pursuant to the Framework and IPO Agreement, on July 24, 2014, we entered into several license agreements. Under these license agreements, the trademarks, “Extra,” “Casas Bahia,” and “Ponto Frio” are licensed by CBD and Via Varejo to Nova OpCo. Nova OpCo was granted a right of use of the domain names “extra.com.br,” “casasbahia.com.br” and “pontofrio.com.br” in separate authorization letters subject to the same terms and conditions as the license agreements. These license agreements have an initial term of 20 years and are automatically renewable for a period of ten years thereafter. In the event we breach this obligation, we are required to comply with the remedies provided in the agreement. Either party to the applicable license agreement has the right to terminate immediately upon written notice to the other party in the event that the other party becomes insolvent, files for bankruptcy or is the subject of an involuntary bankruptcy proceeding. In the event that either party terminates the agreement, then without prejudice to the non-breaching party’s right to seek specific performance and damages, the breaching party is required to pay a fine to the non-breaching party in the amount of R$50.0 million per trademark under each agreement. We are required to pay a one-time licensing fee of R$100,000 each to CBD and Via Varejo.

Cdiscount Finlandek Trademark License Agreement

Pursuant to a licensing agreement dated May 16, 2014, Casino has granted a non-exclusive license to Cdiscount for the use of the Finlandek trademark in order to manufacture, distribute, trade, promote and sell certain products in France. Under the terms of the agreement, the license was granted for free until March 1, 2016. For periods thereafter, the parties have agreed to negotiate in good faith the amount of royalties to be paid by Cdiscount to Casino.

The agreement terminates on February 29, 2024, and is automatically renewable for successive ten-year periods unless terminated by either party with written notice sent two years prior to expiration of the initial period.

The agreement will automatically terminate if Cdiscount is no longer part of the Casino Group. In case of termination, other than resulting from the fault of Cdiscount, Cdiscount will be entitled to distribute its remaining Finlandek inventory for 12 months.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Other Corporate Agreements

Cdiscount Go Sport Agreement

On November 19, 2012, Cdiscount entered into a development and management agreement for an online sales platform and fulfillment services related to this platform with Go Sport France S.A. (“Go Sport”), a French listed company that manufactures and distributes sports products and is controlled by Rallye, the controlling shareholder of Casino. Under the agreement, Cdiscount provided the following services to Go Sport: (i) development, maintenance and continuing operation of the eCommerce platform designed and developed by Cdiscount for the needs of Go Sport, (ii) logistics services, including reception and storage of products supplied by Go Sport or its vendors, shipment and delivery of the products, and processing of customer orders, (iii) customer support services, such as management of client requests and returns and (iv) reporting on the services rendered under the agreement. This agreement was terminated on May 12, 2015, with effect from November 19, 2015. The parties are currently negotiating the terms and conditions of a new agreement for the implementation of a new platform, which will be memorialized after the filing of this annual report.

Cdiscount’s compensation under the agreement was based on the annual turnover of the platform and varies based on Go Sport’s annual revenues from the platform, with a minimum annual amount. In addition to the variable compensation paid by Go Sport to Cdiscount, the agreement provided for payments to be made to Cdiscount on account of maintenance services, specific third-party services and logistics and transport services.

Cdiscount Casino International Agency Agreement

Cdiscount and Casino International S.A.S. (“Casino International”), entered into an agency agreement that became effective on January 10, 2008. Under the terms of the agreement, Casino International, on an exclusive basis, (i) negotiates and sells on behalf of Cdiscount, but through International Retail and Trade Services (“IRTS”), a Swiss subsidiary of Casino acting itself as agent of Casino International, to international suppliers and small and medium sized companies, services offered by Cdiscount such as marketing studies and the sale of data; (ii) advises Cdiscount notably on international synergies and (iii) collects the sums paid by international suppliers and small and medium-sized companies for services sold by Casino International on behalf of Cdiscount.

Under the terms of the agreement, Cdiscount reimburses Casino International each fiscal year for a portion of the expenses set forth in the financial statements of Casino International for the previous fiscal year.

Casino International undertakes to pay Cdiscount all the sums it collects on behalf of Cdiscount from international suppliers and small and medium sized companies for the services rendered by Cdiscount (after having retained its own remuneration). Subject to Casino International’s and IRTS’ prior consent, Cdiscount may directly invoice the international suppliers or small and medium sized companies and collect the applicable payments.

The agreement is automatically renewable each year for successive one- year periods unless terminated by either party with three months’ notice. Each party may terminate the agreement (i) in case of insolvency of a party or dissolution of IRTS, (ii) with 30 days’ notice in case of uncured breach and (iii) with three-months’ notice in the following cases: change in the shareholding structure of Cdiscount leading to a decrease of the direct or indirect participation of Casino in Cdiscount, or the sale of the share capital or the business of Cdiscount to a third party outside of the Casino Group.

Pursuant to a verbal arrangement entered into on March 27, 2015, effective as of January 1, 2015, this agreement has been extended to benefit certain additional Cnova subsidiaries, certain of which were disposed of since that date. For more information, see “ITEM 4.C: Organizational Structure—The Restructuring” of our accompanying annual report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

EMC Distribution Supply Agreement

On May 19, 2014, Cdiscount and EMC entered into a supply agreement, whereby EMC sells to Cdiscount imported Casino Group private label products and imported products from other suppliers. Cdiscount has no purchase volume obligation under the agreement.

Neither party is entitled to assign its rights and advantages under the agreement without the prior written consent of the other party. The agreement terminates on June 1, 2024, and is automatically renewable for successive 10-year periods unless terminated by either party with written notice sent 18 months prior to expiration of the initial period.

Cdiscount—Saint Mard 1 Warehouse

Pursuant to certain verbal arrangements, Distribution Franprix S.A. entered into a sublease agreement with Cdiscount for the sublease of approximately 50,000 square meters of a warehouse in Saint Mard, France. This sublease commenced on December 15, 2014 and provided for a fixed monthly rent per square meter to be readjusted annually.

Cdiscount brand image use agreements

Cdiscount and DCF entered into an agreement on December 19, 2014 whereby Cdiscount grants DCF with the right to use its “low price” brand image within its network in order to support DCF in its aim to grow market share.  The fees to be paid by DCF for use of Cdiscount’s brand image shall be defined on an annual basis depending on services rendered and market practice. The agreement is effective from January 1, 2014. Each party may terminate the agreement at any time with six months prior notice and each party may terminate with 30 days prior notice in the case a party does not remedy a breach notified by the other party. The parties are currently negotiating an amendment to the agreement in order to determine the amounts to be paid by DCF for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

On March 27, 2015 Cdiscount and Franprix Leader Price Holding on behalf of certain of its subsidiaries (“FP LP Holding”), entered into an agreement under which Cdiscount granted FP LP Holding the right to use its “low price and non-food retailer” brand image within its network in order to support Leader Price’s aim to launch sales of non-food products and grow market share. The fees to be paid by FP LP Holding under this arrangement will be set annually based on prevailing market rates. The agreement is effective from January 1, 2015 and has been entered into for an indefinite period of time. The parties are currently negotiating an amendment to the agreement to determine the amounts to be paid for the year 2015 and to fix the pricing terms applicable for the following years, including 2016.

Agreements with Directors and Officers

We have entered into indemnification and insurance agreements with our directors and certain of our executive officers. For further discussion, see “ITEM 6.C: Board Practices—Indemnification and Insurance of Office Holders” of our accompanying annual report. We and our subsidiaries have also granted various forms of equity-based compensation to certain executives and directors of our company and/or our subsidiaries. For further discussion, see “ITEM 6.B: Compensation—Equity Incentive Plans” of our accompanying annual report.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Key management personnel compensation

€ thousands	2013 Restated	2014 Restated	2015
Salaries and other benefits excluding payroll taxes(i)	12,560	7,633	8,753
Payroll taxes on salaries and other benefits	4,452	1,493	1,164
Termination benefits	—	—	71
Share-based payments	246	3,735	4
Total	17,258	12,861	9,992

(i)             Gross salaries, bonuses, discretionary and statutory profit-sharing, benefits in kind and director’s fees.

The amounts disclosed in the table are the amounts recognized as an expense during the reporting period related to key management personnel. It relates to seven managers in 2015 and six managers in 2014 whereas amounts were related to managers of the combined entities (Cdiscount and Cnova Brazil) in 2013.

The following transactions were carried out with related parties (consisting of Casino and its subsidiaries):

	2013 Restated		2014 Restated		2015
€ thousands	Transactions	Balance	Transactions	Balance	Transactions	Balance
Loans due from Parent Companies	(1,326)	67,484	3,662	71,146	46,645	117,791
Receivables	(841)	2,943	60,977	63,920	(30,578)	33,342
Loan due to Parent Companies	63,572	99,504	5,701	105,205	(104,095)	1,110
Payables	(11,136)	53,774	42,872	96,646	(20,534)	76,112
Expense	92,241	—	130,141	—	153,939	—
Income	7,135	—	45,614	—	70,854	—

Note 32 Subsequent events

•                  Sale of CD Thailand and CD Vietnam

On March 1, 2016, Cnova completed the disposition of Cdiscount.vn (Vietnam) to Big C Vietnam. The sale agreement contains an earn-out structure on the potential proceeds from the ultimate sale of Big C Vietnam, as described in Note 5. However the terms of the subsequent sale of Big C Vietnam show that no earn-out will be received, accordingly the net assets of CD Vietnam have been impaired.

On March 21, 2016, Big C Thailand disposed of its total economic interest in CD Thailand to the Thai conglomerate TCC Group for a total cash equivalent consideration of €28 million (including repayment of shareholder loans). This disposal resulted in a net profit for Cnova of € 24.4 million.

•                  Disposal of specialty websites in France and Cdiscount Colombia, Cdiscount Cameroon and Cdiscount Senegal

In June 2016, Cdiscount started to close its MonCornerDeco site and perfume specialty website in France as well as its subsidiaries in Colombia, Cameroon and Senegal.

•                  Cnova Brazil Financings

As a consequence of its operational downturn and in order to meet its ongoing cash needs, Cnova Brazil has reinforced its financial resources in the beginning of 2016:

On January 28, 2016, Cnova Brazil entered into a short-term loan agreement with Banco Bradesco Europa S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

in an aggregate amount of $50.0 million (BRL 202.5 million). The term of the loan is 270 days from the date of disbursement and bears interest at 3.0084% per annum. This loan agreement benefits from a standby letter of credit from Banco Bradesco S.A.

On February 19, 2016, Cnova Brazil entered into a bank credit certificate (cédula de crédito bancário or “CCB”) with Banco Santander (Brasil) S.A. in an aggregate amount of $47.0 million (BRL 190.4 million). The term of the CCB is one year and bears interest at 3.5514% per annum.

On April 28, 2016, Cnova Brazil entered into an import financing agreement with Banco Santander (Brasil) S.A. pursuant to which the bank agrees to issue letters of credit up to an aggregate amount of $10.0 million.  The cost of each letter of credit will be defined at the time of its issuance.

On July 20, 2016, Cnova Brazil is finalizing a new loan agreement in an aggregate amount of $75 million (BRL 250 million), with a one year term. The loan is expected to be signed with Banco Bradesco, Safra or Banco Santander and to bear interest representing between 115% to 120% of CDI.

The financings above each benefit from a corporate guarantee of CBD.

In addition, Cnova Brazil is currently discussing the potential arrangement of new credit lines with various financial institutions.

•                  2016 proposed potential transaction with Via Varejo

On May 12, 2016, the Company announced that it entered into a non-binding Memorandum of Understanding (“MoU”) with Via Varejo regarding a possible reorganization of Cnova Brazil, within Via Varejo. This possible reorganization is subject to numerous and important conditions. As a result of the intended reorganization as outlined in the MoU, Cnova would receive approximately 97 million of its own shares currently held by Via Varejo (21.9% of its share capital) as well as a cash consideration ranging from USD 32 million to USD 49 million.  In addition, Via Varejo would reimburse a debt currently owed by Cnova Brazil to Cnova equivalent to approximately USD 127 million (the “proposed potential transaction”).

Should the proposed potential transaction be completed, Cnova would focus entirely on Cdiscount, while Via Varejo would become the sole shareholder of Cnova Brazil and would no longer be a shareholder of Cnova.

Separately, Casino announced on May 12, 2016, that it would make an offer to purchase the outstanding ordinary shares of Cnova from its public shareholders at a price of $5.50 per share. The intention to make such offer is currently subject to:

•                  Cnova and Via Varejo reaching a binding agreement on the proposed potential reorganization and completing the proposed potential transaction,

•                  the fulfilment, by the time the binding agreements are entered into, of certain conditions precedent (and notably the absence of material adverse event with respect to Cnova), and

•                  the commitment, by the time the binding agreements are entered into, of CBD not to participate in the offer or otherwise sell its Cnova shares prior to or during the offer.

Any approval by Cnova´s Board of Directors to pursue the proposed potential transaction with Via Varejo and to enter into the final agreements will in any event be subject to Casino´s prior confirmation that the tender offer will be filed on an irrevocable basis not subject to any condition precedent other than the completion of the proposed potential transaction.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Any such possible offer would be initiated only after the completion of the proposed potential transaction. In particular, no definitive agreement has yet been reached with respect to the proposed potential transaction or the offer, and there can be no assurance that the offer by Casino will be initiated based upon the terms described in this press release, or at all.

The Board of Cnova has established a Transaction Committee consisting of two independent directors and Cnova’s CEO to supervise the process and to determine the terms and direction of the proposed potential transaction. Cnova directors affiliated with Casino have recused themselves from participating in the Board’s decision-making with respect to the proposed potential transaction.

The parties expect to reach a definitive agreement with respect to the proposed potential transaction during the third quarter 2016. The proposed merger would be expected to be completed by the end of the third quarter 2016, and the subsequent tender offer by Casino would be expected to be launched during the third or fourth quarter 2016.

Cnova cautions that there can be no assurance that it will definitively determine to pursue any such transaction, or as to the timing, price or terms that might be agreed. Cnova does not expect to provide further information regarding the status of discussions regarding the potential transaction unless and until a definitive agreement is reached.

Financial considerations and accounting impact

On an accounting perspective, Cnova will classify Cnova Brazil assets and liabilities as “held for sale” and reclassify the income statement related to Cnova Brazil as “discontinued operations”.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As of December 31, 2015, the related financial data on Cnova Brazil are the following:

€ thousands	December 31, 2015
Cash and cash equivalent	254,387
Trade receivables, net	37,215
Inventories, net	165,629
Other current asset, net	87,780
TOTAL CURRENT ASSETS	545,011
Other non-current assets, net	20,702
Deferred tax assets	790
Investment in associates	—
Property and equipment, net	21,676
Intangible assets, net	45,362
Goodwill	334,841
TOTAL NON CURRENT ASSETS	423,371

TOTAL ASSETS	968,382

€ thousands	December 31, 2015
Current provisions	2,770
Trade payables	591,800
Current financial debt	2,680
Current tax liabilities	8,910
Other current liabilities	84,769
TOTAL CURRENT LIABILITIES	690,929
Non-current financial debt	119,373
Other non-current liabilities	7,543
TOTAL NON CURRENT LIABILITIES	126,916
Reserve, retained earnings and additionnal paid-in capital	150,537
Equity attributable to equity holders of the Parent	150,537
TOTAL EQUITY	150,537

TOTAL EQUITY AND LIABILITIES	968,382

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

€ thousands	December 31, 2015
Net Sales	1,683,719
Cost of sales	(1,499,002)
Operating expenses:
Fulfillment	(134,965)
Marketing	(50,331)
Technology and content	(46,343)
General and administrative	(25,807)
Operating profit/(loss) before Restructuring, Litigation, Initial public offering expenses, Gain/(loss) from disposal of non-current assets and impairment of assets	(72,729)
Restructuring	(3,118)
Litigation	—
Initial public offering expenses	(103)
Gain/(loss) from disposal of non-current assets	(6,047)
Impairment of assets	(540)
Operating profit/(loss)	(82,537)
Financial income	15,626
Financial expense	(83,230)
Profit/(loss) before tax	(150,141)
Income tax gain/(expense)	(3,842)
Net profit/(loss) for the year	(153,983)
Attributable to Cnova equity owners	(153,983)
Attributable to non-controlling interests	—

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

€ thousands	December 31, 2015
Net loss attributable to equity holders of Cnova	(153,983)
Depreciation and amortization expense	15,408
(Income) expenses on share-based payment plans	357
(Gains) losses on disposal of non-current assets and impairment of assets	6,587
Other non-cash items	—
Financial expense, net	67,604
Current and deferred tax (gains) expenses	3,842
Income tax paid	(791)
Change in operating working capital	87,583
Inventories of products	(34,492)
Trade payables	142,032
Operating payables	—
Operating receivables	(23,412)
Other	3,455
Net cash from/(used in) operating activities	26,607
Purchase of property, equipment & intangible assets	(21,453)
Proceeds from disposal of prop., equip., intangible assets and non-current financial assets	192
Net cash from/(used in) investing activities	(21,261)
Additions to financial debt	122,909
Repayments of financial debt	(227)
Interest paid, net	(63,255)
Net cash from/(used in) financing activities	59,427
Effect of changes in foreign currency translation adjustments	(77,906)
Change in cash and cash equivalents from continuing activities	(13,133)
Cash and cash equivalents, net, at beginning of period	267,520
Cash and cash equivalents, net, at end of period	254,387

Note 33 Main consolidated companies

The holding company

The next senior company is CBD, owning indirectly 49.96% of Cnova shares and 51.67% of Cnova voting rights and the ultimate holding company is Casino, owning directly and indirectly 93.39% of Cnova shares and 96.43% of Cnova voting rights.

Subsidiaries

The main companies are listed below.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

	2013			2014			2015
	%	%	Consolidation	%	%	Consolidation	%	%	Consolidation
Company	control	interest	method	control	interest	method	control	interest	method
		Parent			Parent			Parent
C’Nova
C’Nova Comercio Electronico	96.00	96.00	FI	100.00	100.00	FI	100.00	100.00	FI
Cdiscount Group	100.00	100.00	FI	99.81	99.81	FI	99.81	99.81	FI
Financière MSR	—	—	—	100.00	99.81	FI	100.00	99.81	FI
E-Trend (i)	71.28	60.61	FI	100.00	99.81	FI	0.00	0.00	(i)
Cdiscount	99.37	99.37	FI	99.59	99.40	FI	99.63	99.44	FI
Cdiscount Afrique	—	—	—	100.00	99.81	FI	100.00	99.81	FI
CD Africa	—	—	—	85.00	84.84	FI	85.00	84.84	FI
Cdiscount International BV	—	—	—	100.00	99.81	FI	100.00	99.81	FI
C-Distribution Asia	—	—	—	60.00	59.89	FI	60.00	59.89	FI
Cdiscount LATAM	—	—	—	70.00	69.87	FI	70.00	69.87	FI
Cdiscount Colombia	—	—	—	51.00	50.94	FI	51.00	50.94	FI
C Distribution Thailand	—	—	—	70.00	41.92	FI	70.00	41.92	FI
E-Cavi Ltd	—	—	—	80.00	47.91	FI	80.00	47.91	FI
Cdiscount Vietnam	—	—	—	100.00	47.91	FI	100.00	47.91	FI
C’nova France SAS	—	—	—	100.00	100.00	FI	100.00	100.00	FI
Cnova Financa BV	—	—	—	100.00	100.00	FI	100.00	100.00	FI
Cdiscount Côte d’Ivoire	—	—	—	—	—	—	100.00	84.84	FI
Cdiscount Sénégal	—	—	—	—	—	—	100.00	84.84	FI
Cdiscount Cameroun	—	—	—	—	—	—	100.00	84.84	FI
Cdiscount Panama	—	—	—	—	—	—	100.00	69.87	FI
Cdiscount Uruguay	—	—	—	—	—	—	100.00	69.87	FI
Cdiscount Equateur	—	—	—	—	—	—	100.00	69.86	FI
Moncorner	—	—	—	—	—	—	100.00	99.44	FI
3W Santé	—	—	—	—	—	—	92.50	91.98	FI
3W	—	—	—	—	—	—	100.00	99.44	FI
Moncorner Deco	—	—	—	—	—	—	75.78	75.35	FI

(i)             Refer to Note 4

FI:           fully integrated

COMPANY FINANCIAL STATEMENTS OF CNOVA N.V.

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2015

Balance sheet at December 31, 2015

€ thousands	Notes	December 31, 2015	December 31, 2014 Restated	May 31, 2014
Assets
Property, Plant and Equipment	5	90	19
Intangible assets	6	30	82	—
Financial fixed assets	7	526,485	406,759	—
Deferred tax assets	8	—	13,029	—
Total non-current assets		526,605	419,889	—

Other current assets, net	9	83,905	22,485
Cash and cash equivalents	10	3,847	2,691	45
Total current assets		87,752	25,176	45

TOTAL ASSETS		614,357	445,065	45

EQUITY AND LIABILITIES
Share capital	11	22,065	22,065	45
Additional paid in capital		405,381	405,381	—
Retained earnings		(6,525)	(2,580)	—
Reserves		(76,458)	(2,929)	—

Total equity		344,463	421,937	45

Trade payables	12	15,598	11,055	—
Current account with Casino	12	254,159	2,088
Other current liabilities	12	137	9,985	—
Total current liabilities		269,894	23,128	—

TOTAL EQUITY AND LIABILITIES		614,357	445,065	45

The accompanying notes are an integral part of these financial statements

Income statement for the year ended December 31, 2015

	Notes	From Jan 31 to Dec 31, 2015	From May 30 to Dec 31, 2014
General and administrative expenses	17	(12,994)	(5,701)
Financial income		22,750	864
Financial expense		(865)	—
Foreign currency exchange result		340	311
Income tax (expenses)/benefit	17	(2,300)	846

Result after taxation		6,931	(3,680)

Statement of comprehensive income as of December 31, 2015

€ thousands	December 31, 2015	December 31, 2014
Net profit (loss) for the year	6 931	(3 680)
Items that may subsequently be recycled to profit or loss	(73 529)	(2,929)
Foreign currency translation	(73 529)	(2,929)
Other comprehensive (loss) for the year	(73 529)	(2,929)
Total comprehensive (loss) for the year	(66 598)	(6,609)

The accompanying notes are an integral part of these financial statements

Cash Flow Statement as of December 31, 2015

	December 31,	December 31,
€ thousands	2015	2014
Net profit (loss) attributable to equity holders of the Parent	6,931	(3,680)
Depreciation and amortization expenses	33	—
Expenses on share-based payment plans	40	1,100
Financial income, net	(22,225)	(1,175)
Current and deferred tax profit	2,300	(846)
Income tax paid	—	—

Change in operating working capital	(18,875)	(749)
Inventories of products	—	—
Trade payables	1,787	2,645
Trade receivables	(6,517)	(1,896)
Other	(14,145)	440
Interest paid	—	(1,938)
Net cash used in continuing operating activities	(31,796)	(5,350)
Interest received	1,062
Purchase of property and equipment and intangible assets	(54)	(100)
Purchase of non current financial assets	—	(1,798)
Changes in loans granted (including to related parties )	(171,365)	(127,481)
Net cash from continuing investing activities	(170,357)	(129,379)
Increase of capital	—	137,420
Change in loan received	203,309	—
Net cash from continuing financing activities	203,309	137,420
Change in cash and cash equivalents	1,156	2,691
Cash and cash equivalents at beginning of period	2,691	—
Cash and cash equivalents at end of period	3,847	2,691

The accompanying notes are an integral part of these financial statements

Statement of changes in Equity for the year ended December 31, 2015

€ thousands	Statutory capital	Additional paid in capital	Net result of the period	Retained earnings and other reserves	Legal reserve currency translation	Total equity
As of May 31, 2014	45	—	—	—	—	45
Issuing of shares	—	—	—	—		—
Contribution in-kind	20,561	278,215	—	—	—	298,776
Initial public offering	1,459	127,166	—	—	—	128,625
Share-based payments	—	—	—	1,100	—	1,100
Other comprehensive income	—	—	—		(2,929)	(2,929)
Net profit (loss) for the period	—	—	(3,680)	—	—	(3,680)
As of December 31, 2014	22,065	405,381	(3,680)	1,100	(2,929)	421,937
Issuing of shares	—	—	—	—		—
Initial public offering	—	—	—	(141)	—	(141)
Share-based payments	—	—	—	40	—	40
Allocation of prior year result			3,680	(3,680)	—	—
Deferred tax reversal	—	—	—	(10,775)	—	(10,775)
Other comprehensive income	—	—	—	—	(73,529)	(73,529)
Net profit (loss) for the period	—	—	6,931	—	—	6,931
As of December 31, 2015	22,065	405,381	6,931	(13,456)	(76,458)	344,463

The accompanying notes are an integral part of these financial statements

Notes to the financial statements

1.              Description of reporting entity

Cnova N.V. (herafter “Cnova”) is a public limited liability company incorporated and domiciled in Netherlands. It is listed on Nasdaq from November 19, 2014 and Euronext Paris from January 23, 2015.

The financial statements of Cnova for the year ended December 31, 2015 were authorized for issue in accordance with a resolution of the directors on September [22], 2016.

Cnova and its subsidiaries (the “Group) consist of leading global eCommerce operations with headquarters in the Netherlands. Operations are performed essentially in Brazil and France, with operations launched in Colombia, Thailand, Vietnam, Belgium, Ivory Coast, Senegal and Cameroun in 2014.

2.              Significant accounting policies

2.1.    Basis of preparation

The financial statements of Cnova have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS) as issued by the International Accounting Standards Board (IASB). For all periods up to and including the year ended December 31, 2014, Cnova prepared its financial statements in accordance with Part 9 of 2 of the Dutch Civil Code. These financial statements for the year ended December 31, 2015 are the first Cnova has prepared in accordance with IFRS and Part 9 of the Dutch Civil Code.

Refer to Note 2.3 for information on how Cnova adopted IFRS.

The company financial statements have been prepared on a historical cost basis and are presented in euros and all values are rounded to the nearest thousand (€000), except when otherwise indicated.

Foreign currency transactions and translation

Foreign currency transactions are converted into the functional currency using the exchange rate at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated at the closing rate and the resulting exchange differences are recognized in the income statement under ‘‘Exchange gains and losses’’. Non-monetary assets and liabilities denominated in foreign currencies are converted at the exchange rate at the transaction date.

Intragroup loans in other currencies for which settlement is neither planned nor likely to occur in the foreseeable future are, in substance, a part of the investment in that foreign operation and are accounted for as part of the investment and the exchange differences arising on these loans are recognized in a separate component of equity.

Capital management

Cnova’s capital management objectives are to ensure Cnova’s ability to continue as a going concern and to provide an adequate value creation and return to shareholders.

Cnova monitors capital on the basis of the carrying amount of equity plus its loans, less cash and cash equivalents as presented on the face of the balance sheet.

	December 31,	December 31,
€ thousands	2015	2014
Carrying amount of equity	344,463	421,937
Loans	254,296	12,073
Less: Cash and cash equivalents	(3,847)	(2,691)
Capital under management of Cnova	594, 912	431,319

Management assesses Cnova’s capital requirements in order to maintain an efficient overall financing structure while avoiding excessive leverage. Cnova manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, Cnova may adjust its dividend policy, issue new shares, or sell assets to reduce debt.

2.2.    Main accounting policies

The following are the significant accounting policies applied by Cnova in preparing its company financial statements:

2.2.1.                  Current versus non-current classification

Cnova presents assets and liabilities in the statement of financial position based on current/non-current classification. An asset is current when it is:

• Expected to be realized or intended to sold or consumed in the normal operating cycle

• Held primarily for the purpose of trading

• Expected to be realized within twelve months after the reporting period, or

• Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

• It is expected to be settled in the normal operating cycle

• It is held primarily for the purpose of trading

• It is due to be settled within twelve months after the reporting period, or

• There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

Cnova classifies all other liabilities as non-current. Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.2.2.                  Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to Cnova and the revenue can be reliably measured, regardless of when the payment is received. Revenue is measured at the fair value of the consideration received or receivable, taking into account contractually defined terms of payment and excluding taxes or duty. Cnova assesses its revenue arrangements against specific criteria in order to determine if it is acting as principal or agent.

In 2014 and 2015 Cnova didn’t generate revenue as it has acted only as a holding of its Group.

2.2.3.                  Interest income

For all financial instruments measured at amortized cost and interest bearing financial assets classified as available-for-sale, interest income or expense is recorded using the effective interest rate (EIR). The EIR is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset. Interest income is included in finance income in the statement of profit or loss.

2.2.4.                  Dividends

Revenue is recognized when Cnova’s right to receive the payment is established, which is generally when shareholders approve the dividend.

2.2.5.                  Taxes

Current income tax

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted at the reporting date

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation, and it establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date. Deferred tax liabilities are recognized for all taxable temporary differences, except:

•                  When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•                  In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for: all deductible temporary differences, the carry forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences. The carry forward of unused tax credits and unused tax losses can be utilized, except:

•                  When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss;

•                  In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive income or directly in equity. Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.2.6.                  Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. For arrangements entered into prior to May 30, 2014, the date of inception is deemed to be May 30, 2014 in accordance with IFRS 1 First-time Adoption of International Reporting Standards. During the period Cnova entered in only one arrangement of this type where Cnova is leasing its headquarters office.

Finance leases that transfer to the Cnova substantially all of the risks and benefits incidental to ownership of the leased item, are capitalized at the commencement of the lease at the fair value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and a reduction in the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are recognized in finance costs in the statement of profit or loss.

An operating lease is a lease other than a finance lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term.

2.2.7.                  Plant, Property and equipment

Property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. All other items of property and equipment are depreciated on a straight-line basis over their estimated useful lives. The main useful lives are as follows:

Asset category	Depreciation period (years)
Building fixtures and fittings	5 to 10
Technical installations, machinery and equipment	5 to 10
Computer equipment	3 to 5

An item of property and equipment is derecognized on disposal or when no future economic benefits are expected from its use or disposal. The gain or loss arising from the derecognition of an asset is determined as the difference between the net sale proceeds, if any, and the carrying amount of the asset. It is recognized in profit or loss when the asset is derecognized under ‘‘Gain (Loss) from disposal of non-current assets.’’

2.2.8.                  Investments in subsidiaries

Subsidiaries are investees that are controlled by the Company. The Company controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Investments in subsidiaries and are carried in the company financial statements at cost less any impairment loss. The Company recognizes a dividend from a subsidiary in financial income when its right to receive the dividend is established.

Impairment

The Company determines at each reporting date whether there is objective evidence that the value of share on equity of subsidiaries and associates is impaired. In case investments in subsidiaries and associates are impaired, the impairment loss is presented in the line financial expenses in income statement.

2.2.9.                  Financial instruments — initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

i) Financial assets

Initial recognition and measurement

Financial assets are classified, at initial recognition, as financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, AFS financial assets, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. Cnova determines the classification of its financial assets at initial recognition.

All financial assets are recognized initially at fair value plus, in the case of assets not at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the marketplace (regular way trades) are recognized on the trade date, i.e., the date on which Cnova commits to purchase or sell the asset.

Fair value measurement

Fair value measurements are determined following the provisions of IFRS 13 ‘‘Fair Value Measurement’’ which defines the following fair value hierarchy:

•                  quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

•                  inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2);

•                  inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

The fair value of financial instruments traded in an active market is the quoted price on the balance sheet date. A market is considered as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. These instruments are classified as Level 1.

The fair value of financial instruments which are not quoted in an active market (such as over-the-counter derivatives) is determined using valuation techniques. These techniques use observable market data wherever possible and make little use of Cnova’s own estimates. If all the inputs required to calculate fair value are observable, the instrument is classified as Level 2.

If one or more significant inputs are not based on observable market data, the instrument is classified as Level 3.

As described further in 2.2.9, item iii, interest bearing loans and borrowings are initially recognized at fair value and subsequently measured at amortized cost using the effective interest rate method. Referred loans and borrowings are booked at fair-value as of December 31, 2015.

Subsequent measurement

The subsequent measurement of financial assets depends on their classification as described below:

Financial assets at fair value through profit or loss

This category is not relevant for Cnova.

Loans and receivables

This category is the most relevant to Cnova. Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in the statement of profit or loss. The losses arising from impairment are recognized in the statement of profit or loss in finance costs for loans and in cost of sales or other operating expenses for receivables. This category generally applies to trade and other receivables. For more information on receivables, refer to Note 19.

Available-for-sale (AFS) financial investments

This category is not relevant for Cnova.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognized when:

•                  The rights to receive cash flows from the asset have expired, or

•                  Cnova has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement, and either (a) Cnova has transferred substantially all the risks and rewards of the asset, or (b) Cnova has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When Cnova has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and, to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset nor transferred control of it, the asset is recognized to the extent of its continuing involvement in it. In that case, Cnova also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that Cnova has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that Cnova could be required to repay.

ii) Impairment of financial assets

Disclosures relating to impairment of financial assets are summarized in the following notes:

•                  Financial assets Note 6.2

•                  Other assets Note 8

Cnova assesses, at each reporting date, whether there is any objective evidence that a financial asset or a group of financial assets is impaired. An impairment exists if one or more events that has occurred since the initial recognition of the asset (an incurred ‘loss event’), has an impact on the estimated future cash flows of the financial asset or Cnova of financial assets that can be reliably estimated. Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

Financial assets carried at amortized cost

For financial assets carried at amortized cost, Cnova first assesses whether impairment exists individually for financial assets that are individually significant, or collectively for financial assets that are not individually significant. If Cnova determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment. Assets that are individually assessed for impairment and for which an impairment loss is, or continues to be, recognized are not included in a collective assessment of impairment.

The amount of any impairment loss identified is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future expected credit losses that have not yet been incurred). The present value of the estimated future cash flows is discounted at the financial asset’s original effective interest rate.

The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the statement of profit or loss. Interest income continues to be accrued on the reduced carrying amount using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss. The interest income is recorded as part of finance income in the statement of profit or loss.

Loans, together with the associated allowance are written off when there is no realistic prospect of future recovery and all collateral has been realized or has been transferred to Cnova. If, in a subsequent year, the amount of the estimated impairment loss increases or decreases because of an event occurring after the impairment was recognized, the previously recognized impairment loss is increased or reduced by adjusting the allowance account. If a write-off is later recovered, the recovery is credited to finance costs in profit or loss.

iii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

Cnova’s financial liabilities include trade and other payables, loans and borrowings including bank overdrafts, financial guarantee contracts, and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as follows:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Loans and borrowings

This is the category most relevant to Cnova. After initial recognition, interest bearing loans and borrowings are subsequently measured at amortized cost using the effective interest rate method. Gains and losses are recognized in the statement of profit or loss when the liabilities are derecognized as well as through the effective interest rate method (EIR) amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included in finance costs in the statement of profit or loss. This category generally applies to interest-bearing loans and borrowings.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

iv) Offsetting of financial instruments

Financial assets and financial liabilities are offset with the net amount reported in the consolidated statement of financial position only if there is a current enforceable legal right to offset the recognized amounts and an intent to settle on a net basis, or to realise the assets and settle the liabilities simultaneously.

2.2.10.           Impairment of non-financial assets

Disclosures relating to impairment of non-financial assets would apply only to property, plant and equipment (Note 5).

Cnova assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, Cnova estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. It is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The Company is the sole CGU.

Impairment losses of continuing operations are recognized in the statement of profit or loss in those expense categories consistent with the function of the impaired asset, except for a property previously revalued where the revaluation was taken to OCI. In this case, the impairment is also recognized in OCI up to the amount of any previous revaluation.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, Cnova estimates the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case the reversal is treated as a revaluation increase.

2.2.11.           Cash and short-term deposits

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash and short-term deposits as defined above, net of outstanding bank overdrafts as they are considered an integral part of Cnova’s cash management.

2.2.12.           Share-based payments

Management and selected employees of Cnova receive options to purchase or subscribe for shares and share grants. Cnova recognizes a corresponding increase in equity if the goods or services were received in an equity-settled share-

based payment transaction, or a liability if the goods or services were acquired in a cash-settled share-based payment transaction.

The benefit granted under stock option plans, measured at fair value when granted, constitutes additional compensation. The fair value of the options at the grant date is recognized as an expense over the option vesting period. The fair value of options is determined using the Black & Scholes option pricing model, based on the plan attributes, market data (including the market price of the underlying shares, share price volatility and the risk-free interest rate) at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the options vest are taken into account in determining the expense to be recorded.

The fair value of share grants is also determined on the basis of the plan attributes and market data at the grant date. Assumptions concerning the probability of grantees remaining with Cnova until the shares vest are taken into account in determining the expense to be recorded. If there are no vesting conditions attached to the share grant plan, the expense is recognized in full when the plan is set up. Otherwise the expense is deferred over the vesting period as and when the vesting conditions are met.

On October 30, 2014, Cnova’s general meeting of shareholders adopted the Cnova N.V. 2014 Omnibus Incentive Plan to give Cnova a competitive advantage in attracting, retaining and motivating officers, employees, directors and consultants, and to provide incentives for future performance of services directly linked to shareholder value. The Omnibus Incentive Plan provides its board of directors with the authority to grant stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, deferred stock unit awards or other awards that may be settled in or based upon the value of Cnova’s ordinary shares. Subject to adjustment for changes in capitalization and corporate transactions, up to 16,500,000 of Cnova’s ordinary shares may be issued pursuant to awards granted under the Omnibus Incentive Plan.

Deferred Stock Units (DSU)

On November 19, 2014 date of completion of the initial public offering, and pursuant to its Omnibus Incentive Plan, Cnova granted to certain executives of Cnova deferred stock units (DSU) with respect to 1,319,999 of ordinary shares. The DSU are non-forfeitable, vest on the date of grant and will be settled for no consideration on the fourth anniversary of the offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share-based compensation expense of € 9.5 million was recognized immediately on the date of grant under “Initial public offering expenses” (refer to Note 10). This expense was based upon the fair value of the ordinary share to which was added any appropriate security social charges. The fair value was the quoted market price at the grant date.

Stock Appreciation Right Award (SAR)

On November 19, 2014 date of completion of the initial public offering, Casino granted certain executives of Cnova an award of cash-settled stock appreciation rights (“SARs”) with respect to 4,746,907 of ordinary shares. Each SAR award vests in full on the fourth anniversary of the completion of the offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award will not have any rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Fair value of the SARs was measured using a Black and Scholes pricing model taking into account the terms and conditions upon which the instruments were granted. The share based payment expense relating to the SARs as of December 31, 2015 was €428 thousand. No SARs had vested at December 31, 2015.

Key assumptions used for the determination of the fair value of this instrument are:

•                  Dividend yield: 0

•                  Expected volatility: 32.5%

•                  Risk-free interest rate: 0.33%

•                  Expected life (years): 4

2.2.13.           Provisions

General

Provisions are recognized when Cnova has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where Cnova expects some or all of a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Restructuring provisions

Restructuring provisions are recognized only when Cnova has a constructive obligation, which is when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, and an appropriate timeline, and the employees affected have been notified of the plan’s main features.

2.3.    First-time adoption of IFRS

These financial statements, for the year ended December 31, 2015, are the first Cnova has prepared in accordance with IFRS. For periods up to and including the year ended December 31, 2014, Cnova prepared its financial statements in accordance with Part 9 of 2 of the Dutch Civil Code. Accordingly, Cnova has prepared financial statements that comply with IFRS applicable as at December 31, 2015, together with the comparative period data for the year ended December 31, 2014, as described in the summary of significant accounting policies. This note explains the principal adjustments made by Cnova in restating its Part 9 of 2 of the Dutch Civil Code financial statements, including the statement of financial position as at May 30, 2014 and the financial statements for the year ended December 31, 2014.

Exemptions applied

IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

Cnova has applied the transitional provision in IFRIC 4 Determining whether an Arrangement Contains a Lease and has assessed all arrangements based upon the conditions in place as at the date of transition.

2.3.1.                  Estimates

The estimates at May 30, 2014 and at December 31, 2014 are consistent with those made for the same dates in accordance with Part 9 of 2 of the Dutch Civil Code (after adjustments to reflect any differences in accounting policies) apart from the following items where application of Part 9 of 2 of the Dutch Civil Code P did not require estimation:

•                  Pensions and other postemployment benefits

•                  Share-based payment transactions

The estimates used by Cnova to present these amounts in accordance with IFRS reflect conditions at December 31, 2014.

2.3.2.                  Group reconciliation of equity as at December 31, 2014

	Dutch GAAP	Effect of transition	IFRS
	at 31 December 2014	to IFRS	at 31 December 2014
Share capital	22,065	—	22,065
Additionnal paid-in	598,934	(193,553)	405,381
Net Result of period	(6,129)	2,449	(3,680)
Retained earnings and other reserves	(3,342)	4,442	1,100
Legal reserve currency	(33,555)	30,626	(2,929)
Total Equity	577,973	(163,303)	421,937

2.3.3.                  Notes to the reconciliation of equity as at May 30, 2014 and December 31, 2014 and total comprehensive income for the year ended December 31, 2014

A Investment in subsidiaries

Under Part 9 of 2 of the Dutch Civil Code, Cnova reported its investments in unquoted equity shares using the equity pick-up method. Under IFRS, Cnova has designated such investments as investments in subsidiaries, which are carried in the company financial statements at cost less any impairment loss (see Note 2.2.7). At the date of transition to IFRS, the cost value of these assets is €298.7 million and their previous Part 9 of 2 of the Dutch Civil Code carrying amount was €492.3 million. The €193.6 million difference between the cost value and Part 9 of 2 of the Dutch Civil Code carrying amount has been recognized in equity.

B Statement of comprehensive income and statement of cash flows

The transition from Part 9 of 2 of the Dutch Civil Code to IFRS has not had a material impact on the statement of comprehensive income and statement of cash flows.

3.              Significant accounting judgements, estimates and assumptions

The preparation of Cnova’s consolidated financial statements requires management to make judgements, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of asset or liability affected in future periods.

3.1.    Judgements

In the process of applying Cnova’s accounting policies, management has made the judgements, which could have the most significant effect on the amounts recognized in the consolidated financial statements.

3.2.    Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. Cnova based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of Cnova. Such changes are reflected in the assumptions when they occur.

3.2.1.                  Taxes

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgement is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits, together with future tax planning strategies.

Cnova has €nil (2014: €13,029 million) of deferred tax on losses carried forward. These losses related to IPO cost directly recorded in equity and expire after 9 years, and may not be used to offset taxable income elsewhere in Cnova.

On this basis, Cnova has determined that it cannot recognize deferred tax assets on the tax losses carried forward. If Cnova was able to recognize all unrecognized deferred tax assets, equity would have increased by €10.7 million. Further details on taxes are disclosed in Note 8.

4.              Segment information

Cnova being a holding entity, it has no reportable segments

5.              Property, plant and equipment

€ thousands	2015	2014
Beginning of the year	19	—
Aquisitions	54	19
Transfer	40	—
Accumulated depreciation	(22)	—
End of year	90	19

6.              Intangible assets

€ thousands	2015	2014
Beginning of the year	82	—
Aquisitions	—	82
Transfer	(40)	—
Accumulated depreciation	(12)	—
End of year	30	82

7.              Financial assets

€ thousands	2015	2014
Investments in subsidiaries	298,776	298,776
Loans receivables from subsidiaries	227,709	107,983
Total financial assets	526,485	406,759

7.1.    Investments in subsidiaries

€ thousands	2015	2014
Beginning of the year	298,776	—
Contribution in kind	—	298,776
End of year	298,776	298,776

Cnova N.V. holds directly the following subsidiaries:

•                  Cnova Commercia Eletronico SA, Sao Paulo, Brazil

•                  Cdiscount Group SAS, Saint Etienne, France

•                  Cnova France, Saint Etienne, France.

•                  Cnova Financa, Amsterdam, Netherland.

•                  Cdiscount Columbia SAS, Medellin, Columbia

Company	2015 % owned	2014 % owned	Cost (€ thousands)
Cnova Comercio Eletronico	100	100	12,366
Cdiscount Group	99.81	99.81	284,809
C’nova France SAS	100	100	10
Cnova Financa BV	1	1	0
Cdiscount Colombia	51	51	1,601

For a list of indirectly owned subsidiaries, joint ventures and associates and shareholding percentages, see Note 35 to the consolidated financial statements.

7.2.    Loans receivables from subsidiaries

€ thousands	2015	2014
Beginning of the year	107,983	—
Issued - net	148,632	110,317
Accrued Interests	22,739
Exchange rate differences	(51,645)	(2,334)
End of year	227,709	107,983

	Nominal amount	Interest rate (*)	Issue date	Due date	2014 (K€)	2015 (K€)
Loan Cnova Financa	R$510 million	82% of CDI	November 2014	November 2017	107,983	131,130
Loan Cnova Brasil	R$385 million	84,7% of CDI	March 2015	March 2018	—	96,579

(*) Certificado de depósito bancário (“CDI”) is mostly linked to the basic interest rate of the Brazilian economy.

8.              Deferred tax assets

In 2014, Cnova recognized against equity a deferred tax asset of €10.7 million with respect to the tax loss incurred in 2014 related mainly to IPO costs (refer to Note 3.2.1) and based on its future taxable profits.

This amount of €10,7 million has been reversed against equity as at December 31, 2015 in light of the 2016 transaction described in Note 19: as high interest loans expressed in Brazilian Reals be reimbursed, no sufficient income from loans will be generated to offset the deferred tax asset.

9.              Other current assets, net

€ thousands	2015	2014
Cash pool balances with Casino	1,839	20,361
Other receivables	11,473	2,124
Including management fees with other entities of Cnova group	11,316
Current cash advance	70,593	—
Other current assets	83,905	22,485

10.       Net cash and cash equivalents

Cash and deposits of € 3.8 million consist of time deposits and amounts held as bank balances. All bank balances and deposits are freely available

11.       Share capital

Share capital of Cnova is composed of 441,297,846 shares with a par value of €0.05, which include 25,567 shares conditionally issued on December 8, 2014 and recorded in the US book entry system on January 20, 2015.

Resulting of the initial public offering of Cnova shares on NASDAQ, the share capital was increased by 26,800,000 ordinary shares on November 21, 2014. Cnova also conditionally issued 25,567 restricted shares on December 8, 2014 as indicated above pursuant to Cnova Omnibus Incentive Plan to be granted to each individual serving as an independent director. Last, Cnova issued 2,357,327 shares in accordance with the exercise of the overallotment option of underwriters.

12.       Current liabilities

Trade payables are amounts due to suppliers and are payable within 3 months.

Current account with Casino matures within one year and bears interest at EONIA.

Other current liabilities consist of sundry payables and mature within one year.

13.       Share-based payments

Deferred Stock Units (DSU)

On November 19, 2014 date of completion of the initial public offering, and pursuant to its Omnibus Incentive Plan, Cnova granted to certain executives of Cnova deferred stock units (DSU) with respect to 1,319,999 of ordinary shares. The DSU are non-forfeitable, vest on the date of grant and will be settled for no consideration on the fourth anniversary of the offering by issuing or transferring ordinary shares to the recipient of a deferred stock unit award. The share-based compensation expense of € 9.5 million was recognized immediately on the date of grant under “Initial public offering expenses” (refer to Note 10). This expense was based upon the fair value of the ordinary share to which was added any appropriate security social charges. The fair value was the quoted market price at the grant date.

Stock Appreciation Right Award (SAR)

On November 19, 2014 date of completion of the initial public offering, Casino granted certain executives of Cnova an award of cash-settled stock appreciation rights (“SARs”) with respect to 4,746,907 of ordinary shares. Each SAR award vests in full on the fourth anniversary of the completion of the offering, subject to the recipient’s continued service through such date. As soon as practicable following the vesting date, each SAR subject to the award will be settled by Casino for a gross amount in cash equal to the excess (if any) of (a) the lesser of the closing price of an ordinary share on NASDAQ on the vesting date and 220% of the initial public offering price per ordinary share over (b) 120% of the initial public offering price per ordinary share. Under certain conditions of termination of service prior to the vesting date (e.g., in the event of termination without cause), an award recipient may be entitled to retain some portion of the SARs to which he or she otherwise would have been entitled.

As the SARs are fully cash-settled and do not give any right to receive ordinary shares of Cnova, the recipient of a SAR award will not have any rights as a shareholder in respect of the award, including voting rights. In addition, the SAR award may not be transferred except in case of the recipient’s death.

Fair value of the SARs was measured using a Black and Scholes pricing model taking into account the terms and conditions upon which the instruments were granted. The share based payment expense relating to the SARs as of December 31, 2015 was €428 thousand. No SARs had vested at December 31, 2015.

Key assumptions used for the determination of the fair value of this instrument are:

•        Dividend yield: 0

•        Expected volatility: 32.5%

•        Risk-free interest rate: 0.33%

•        Expected life (years): 4

14.       Financial risk management objectives and policies

The main risks associated with Cnova’s financial instruments are market risks (currency, interest rate risk).

Market risk

Exposure to foreign exchange risk

Due to its operations in Brazil, Cnova NV is exposed to currency translation risk, in other words its balance sheet and income statement, and consequently its financial ratios, are sensitive to change in exchange rates as part of the integration principally of Cnova Brazil accounts. Cnova Group does not hedge this “translation exposure”. If the Brazilian real exchange rate had been 10 percent higher/lower and all other variables were held constant, the net profit of Cnova NV would have increased/(decreased) by €(2.1) million and €2.6 million in 2015 (€(1.6) million and €2 million in 2014).

Interest rate risk

Interest rate risk refers to the risk that the value of financial instruments held by Cnova and that are subject to variable rates will fluctuate, or the cash flows associated with such instruments will be impacted due to changes in market interest rates. Cnova’s interest rate risk arises principally from borrowings issued at variable rates expose Cnova to cash flow interest rate risk which is more than offset by cash and cash equivalents deposits (including short-term investments) earning interest at variable interest rates. As of December 31, 2015, most of Cnova’s gross debt balance was subject to floating interest rates.

Interest rate sensitivity: risks associated with variable-rate financial instruments

The impact (before tax effect) on profit (loss) for the period of a 50 basis point increase or decrease in the CDI or Eonia interest rates, based on the variable rate financial instruments held by Cnova at December 31, 2015, with all other variables held constant, was estimated to €1.5 million and €2.8 million respectively for the periods ended December 31, 2015 and December 31, 2014.

Counterparty risk

Cnova is not exposed to significant counterparty risks in its operating activities and its short-term investment activities. All receivables (see Note 9) are with Group companies.

Liquidity risk

Cnova manages liquidity risk through the daily follow-up of cash flows, control of financial assets and liabilities maturities and a close relationship with main financial institutions. As of December 31, 2015, Cnova’s liquidity is also depending on the financing from its parent companies (mostly Casino).

As part of cash pool agreement with Cnova and its subsidiaries, unused credit lines amounted to €176.7 million as of December 31, 2015. Current account with Casino matures within one year and bears interest at EONIA.

Equity risk

The exposure of Cnova to equity securities price risk is nil.

15.       Related party transactions

Cnova N.V. has entered into arrangements with a number of its subsidiaries and affiliated companies in the course of its business. These arrangements relate to service transactions and financing agreements and were conducted at arm’s length.

	2014		2015
€ thousands	Transactions	Balance	Transactions	Balance
Loans due from subsidiaries	107,893	107,893	171,371	227,709
Receivables	22,485	22,485	61,420	83,905
Loan due to Parent Company	2,088	2,088	252,071	254,159
Payables	7 271	7 271	(2 081)	5 190
Expense	—	—	8645	—
Income	864	—	22,750	—

16.       Off-balance sheet commitments

16.1.                     Lease commitments

Cnova has no finance leases and leases with purchase options on equipment.

Cnova has operating leases on properties used in the business that do not meet the criteria for classification as finance leases. The future minimum payments under non-cancellable operating leases break down as follows:

16.2.                     Operating leases and sub-leases where Cnova is lessee

€ thousands	2015	2014
Due within one year	97	84
Due in one to five years	480	307
Due beyond five years	—	—

17.       Notes to the income statement

17.1.                     Employees

The average number of employees of Cnova N.V. in full-time equivalents during 2015 was 4 (2014: 1). Salaries, social security charges and pension expenses amounted to € 1,279 thousand for 2015 (2014: €244 thousand), € 31 thousand for 2015 (2014: €5 thousand), and € 31 thousand for 2015 (2014: €52 thousand), respectively.

17.2.                     Auditor fees

The following table presents fees for professional services rendered by Ernst & Young (“EY”) for the audit of our financial statements as well as fees billed for other services rendered by EY.

€ thousands	2015	2014
Audit fees for EY NL	55	70
Audit fees for EY network	1,005	3,164
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—
Total	1,060	3,234

17.3.                     Taxes

The amount of tax expense in 2015 corresponds to the amount of minimum tax. The taxable result from operations has been offset by 2014 net operating losses and by using part of the deferred tax asset generated in 2014 (see Note 8). There is no significant differences between domestic and effective tax rate.

18.       Reconciliation between company’s equity and consolidated equity

In accordance with 2:289-10 of Dutch Civil Code, the reconciliation is the following:

€ thousands	December 31, 2014	December 31, 2015
Total company’s equity	421.937	344.463
Investments contributions	335.675
Result of subsidiaries	(234.716)	(252.117)
Put on minority interest CD Colombia		6.500
Share based payments in subsidiaries		(689)
Other	(1.355)	(86)
Total consolidated equity	521.541	98.071

19.       Directors’ remuneration

The below tables show the compensation paid by us and our subsidiaries to our executive and non-executive directors in the 2015 fiscal year. We do not have any written agreements with any director providing for benefits upon the termination of such director’s relationship with our company or our subsidiaries. Amounts are in euros unless otherwise stated.

		Committee		Long-term
	Director	membership	Attendance	incentive
Name and title	fees in USD	fees in USD	fees in USD	Awards in USD
				RSAs(1)
Non-executive directors
Peter Estermann, Chairman	1,123
Yves Desjacques	3,452
Didier Lévêque, Vice Chairman	10,000
Eleazar de Carvalho Filho	40,000			60,000
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman	10,000	5,000	6,000
Antoine Giscard d’Estaing	6,192
Arnaud Strasser	10,000
Independent non-executive directors
Bernard Oppetit	40,000	20,000	18,000	60,000
Silvio Genesini	40,000	20,000	44,000	60,000

		Variable			Long-term Incentive awards
	Base	cash			(number)
Name and title	salary (2)	incentives (3)	Pensions	Benefits (4)	DSUs (5)	SARs (6)

Executive director
Germán Quiroga, Former Co-CEO	483,290	562,807	—	31,447	272,520	940,033

(1)         Restricted Stock Awards are granted under our 2014 Omnibus Incentive Plan.

(2)         All amounts in this table were paid in Brazilian real and converted at 3.6916 BRL/EUR exchange rate, the average exchange rate for 2015 published by the European Central Bank.

(3)         This represents the annual bonus paid in 2015 with respect to 2014.

(4)         This represents the value of allowances or in-kind benefits for car, healthcare, meals and life insurance.

(5)         Deferred Stock Unit awards are granted under our 2014 Omnibus Incentive Plan.

(6)         Stock Appreciation Right awards are granted by Casino.

Compensation of executive directors

In 2015, the aggregate compensation paid to Germán Quiroga expensed by us and our subsidiaries was approximately €1.1 million ($1.2 million), excluding the value of the deferred stock units awarded to him. During his tenure as executive director in the 2015 fiscal year, Mr. Quiroga participated in a retention plan at CNova Comércio Eletrônico S.A. under which €2,031,639 was to be payable in two installments, the first installment of 50% in 2017 and the second installment of 50% in 2018, subject to continued employment at the time of payment.

Compensation of non-executive directors

For our eligible non-executive directors who do not serve within the Casino Group in any capacity other than as a director, namely Messrs. Oppetit, Genesini and de Carvalho Filho, the remuneration structure is based on a cash portion and an equity portion supplemented by fees for service as committee chairperson and/or committee-membership as described below. This compensation structure is aligned that used for independent directors of U.S. listed companies. The fixed compensation in cash amounts to $40,000 annually. The compensation in equity consists of $60,000 worth of Cnova restricted stock awards.

On November 19, 2014, Mr. Oppetit was granted 8,571 restricted stock awards representing a value of $60,000 (based on the IPO share price of $7.00 per ordinary share). On December 8, 2014, Messrs. de Carvalho Filho and Genesini were each granted 8,498 restricted stock awards with a corresponding value of $60,000 (based on the NASDAQ closing price of our ordinary shares on the grant date of $7.06 per share). The vesting schedule of the restricted stock awards is as follows:

			Vesting Schedule
	Number	Grant	Shares		Shares		Shares
Name	of RSAs	Date	(#)	Date	(#)	Date	(#)	Date
Bernard Oppetit	8,571	11/19/2014	2,857	11/19/2015	2,857	11/19/2016	2,857	11/19/2017
Silvio Genesini	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017
Eleazar de Carvalho Filho	8,498	12/8/2014	2,832	12/8/2015	2,833	12/8/2016	2,833	12/8/2017

As shown in the above table, on November 19, 2015 and December 8, 2015, respectively, the first one-third of restricted stock awards vested for each of the listed non-executive directors. For all our other non-executive directors, namely Messrs. Estermann, Giscard d’Estaing, Desjacques, Lévêque, Iabrudi and Strasser, a fixed annual retainer of $10,000 supplemented with fees related to committee memberships is awarded.

Members of our audit committee receive a fixed annual retainer of $10,000 and the chairman of the audit committee receives a fixed annual retainer of $20,000. Members of our nomination and remuneration committee receive a fixed annual retainer of $5,000, and the chairman of the nomination and remuneration committee receives a fixed annual retainer of $10,000. In addition, members of the audit committee receive an attendance fee of $2,000 per meeting and members of the nomination and remuneration committee receive an attendance fee of $1,500 per meeting.

Based on the above information, the annual compensation of our non-executive directors (paid pro rata to the time actually served in any given year) is provided in the table below. The pro rata aggregate compensation was paid out in December 2015, as indicated in the above table. All amounts included are in U.S. dollars.

			Nomination and	Restricted
	Director	Audit committee	remuneration	stock awards
Name and title	fees	fees	committee fees	(1)
Peter Estermann, Chairman	10,000	—	—	—
Didier Lévêque, Vice Chairman	10,000	—	—	—
Yves Desjacques	10,000	—	—	—
Antoine Giscard d’Estaing	10,000	—	—	—
Eleazar de Carvalho Filho	40,000	—	—	60,000
Ronaldo Iabrudi dos Santos Pereira, Vice Chairman	10,000	—	5,000 + 1,500 per meeting	—
Arnaud Strasser	10,000	—	5,000 + 1,500 per meeting	—
Bernard Oppetit	40,000	20,000 + 2,000 per meeting	—	60,000
Silvio Genesini	40,000	10,000 + 2,000 per meeting	10,000 + 1,500 per meeting	60,000

(1)         This amount of $60,000 reflects the value of the restricted stock awards at the time of grant to each of Messrs. de Carvalho Filho, Oppetit and Genesini.

Personal loans, advances and guarantees

The Company’s current policy is not to grant any personal loans and guarantees to directors, and where the Company has appointed one, the Non-Board Co-CEO, except for travel advances, cash advances and use of a Company-sponsored credit card in the ordinary course of business and on terms applicable to the personnel as a whole. In addition, we have entered into indemnification agreements with our directors and certain of our executive officers.

20.       Subsequent events

On August 8, 2016, Cnova announced that it has entered into a binding Reorganization Agreement (the “Agreement”), dated August 8, 2016, with Via Varejo S.A. (“Via Varejo”), regarding the reorganization of the Company’s Brazilian subsidiary, Cnova Comércio Eletrônico S.A. (“Cnova Brazil”) within Via Varejo (the “Reorganization”).

Pursuant to the Agreement, in exchange for all of its ownership interest in Cnova Brazil, Cnova will receive approximately 97 million of its own ordinary shares currently held by Via Varejo (representing approximately 22% of its share capital) and cash consideration of approximately USD 5 million, subject to customary adjustment at closing as set forth in the Agreement. In addition, Cnova will receive the repayment of a shareholder loan granted by Cnova to Cnova Brazil, valued approximately at USD 157 million as at June 30, 2016.

These financial terms, including the total cash consideration of both the shareholder loan plus the cash consideration, are in line with those communicated on May 12, 2016 in relation to the non-binding memorandum of understanding signed with Via Varejo.

In connection with the Agreement, Cnova’s parent company, Casino, Guichard-Perrachon (“Casino”), has agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova listed on NASDAQ and on Euronext Paris at a price of $5.50 per share (or, with respect to the tender offer on the shares listed on Euronext Paris, the equivalent in euros), subject only to completion of the Reorganization. Pursuant to a separate letter agreement, Companhia Brasileira de Distribuição (a Cnova minority shareholder) has agreed not to participate in Casino’s tender offer or otherwise transfer its Cnova shares prior to the completion of the tender offers.

As a result of the Reorganization, Cnova will focus entirely on Cdiscount, which enjoys strong market positions, an efficient and proven business model, satisfactory commercial momentum as well as significant growth prospects. Via Varejo will become the sole shareholder of Cnova Brazil, which operates Extra.com.br, Pontofrio.com and Casasbahia.com.br websites, and will no longer be a shareholder of Cnova.

Cnova expects that the Reorganization will be completed during the fourth quarter of 2016, promptly following satisfaction of the conditions set forth in the Agreement, including, among others, approval of the Agreement by the shareholder meetings of Via Varejo and Cnova.

Casino has agreed to launch the tender offers following the completion of the Reorganization.

On an accounting perspective, Cnova has not reclassified the investment in Cnova Brazil as “held for sale” in the 2014 and 2015 company balance sheet as all the criteria for such classification where not met before August 8, 2016. The estimated gain on sale of the investment in Cnova Brazil is €468 million less costs to sell, which are not fully estimated at this time.

Amsterdam, The Netherlands

Date

OTHER INFORMATION

1.                                      INDEPENDENT AUDITOR’S REPORT

To: the shareholders and the board of directors of Cnova N.V.

Report on the audit of the financial statements 2015

Our opinion

We have audited the accompanying financial statements 2015 of Cnova N.V. (the ‘Company’), based in Schiphol.

In our opinion the financial statements give a true and fair view of the financial position of Cnova N.V. as at 31 December 2015 and of its result and its cash flows for 2015 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Dutch Civil Code.

The financial statements comprise:

•            The consolidated and company balance sheet as at 31 December 2015.

•            The following statements for 2015: the consolidated and company income statements, the consolidated and company statements of other comprehensive income, changes in equity and cash flows.

•            The notes comprising a summary of the significant accounting policies and other explanatory information.

Basis for our opinion

We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the “Our responsibilities for the audit of the financial statements” section of our report.

We are independent of Cnova N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA).

We believe the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Materiality

Materiality	€18.5 million
Benchmark used	0.5% of revenues
Additional explanation

The materiality is based on revenues considering that this is the benchmark used by the Company to communicate and analyze its results to shareholders, and because other earnings-based benchmarks are not stable or negative.

We have also taken into account misstatements and/or possible misstatements that in our opinion are material for the users of the financial statements for qualitative reasons.

We agreed with the board of directors that misstatements in excess of €925 thousand, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.

Scope of the group audit

Cnova N.V. is head of a group of four entities/reporting units (the ‘Group’) of which the main are located in France and  Brazil. The financial information of this group is included in the consolidated financial statements of Cnova N.V.

Our group audit mainly focused on significant group entities under International Standards on Audit (ISA) 600. We have used the work of EY auditors in other countries when auditing the entity. In total our procedures represent 99% of the group’s revenues. At other group entities we performed limited review procedures.

Entities in scope	FY15 Group audit scope
Cnova N.V.	Full audit
Cnova Brazil	Full audit
Cdiscount	Full audit
Cdiscount Colombia	Limited review
Cdiscount Thailand	Limited review

The Group audit team visited component locations in France and Brazil. Telephone and/or online meetings were also held with the auditors of these components and the other components. The findings reported to the Group audit team were discussed in more detail with component auditors, and any further work required by the Group audit team was then performed by the component auditor.

By performing the procedures mentioned above at group entities, together with additional procedures at group level, we have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the consolidated financial statements.

Our key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the board of directors. The key audit matters are not a comprehensive reflection of all matters discussed.

These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Risk	Our audit response
Internal review in Cnova Brazil (note 3)

On 18 December 2015, Cnova’s board of directors hired external legal and forensic consultants to help review issues, including alleged employee misconduct related to inventory management at its Brazilian subsidiary distribution centers. Subsequently, the scope of the investigation of the legal and forensic consultants was expanded to investigate discrepancies related notably to accounts payable, accounts receivable/products in-transit with delivery companies, alleged manipulated accruals in accounting for freight and marketing expenses and improper capitalization of intangible assets related to software development.

Following the anomalies uncovered at Cnova Brazil, we notably reassessed our risk assessment and extended our audit procedures in order to:

•                  Perform a shadow investigation in relation with legal and forensic consultants engaged by the board of directors;

•                  Extend our substantive audit procedures and adapt our materiality regarding our audit of Cnova Brazil balance sheet; and

•                  Extend our IT audit procedures in order to assess the integrity of data sources used in course of our audit

As a result, the Company identified several misstatements in its previously issued consolidated financial statements for the years ended 31December 2013 and 2014 leading to a restatement of these financial statements as further described in Note 3 to the consolidated financial statement for the year ended 31 December 2015.

The Company also identified related material weaknesses in the control environment of its subsidiary.

Change in the valuation method of inventories (note 3)

During the 2015 fiscal year, the Company decided to change the measurement of inventories, mainly focused on classification of some warehouse costs in the fulfillment costs.

In accordance with IAS 8, the Company applied the change in valuation method consisting in the following: as a result of benchmarking of inventory valuation of e-commerce companies, warehouse reception and storage costs are no longer incorporated into a retail-sector inventory valuation but directly expensed through income as is widely practiced in the e-commerce sector.

Our audit included assessing the alternative accounting treatment and its documentation and determining if the change in accounting is appropriate and in line with applicable accounting standards.

Securities class action (note 30)

The Company, certain of the current and former officers and directors, and the underwriters of the initial public offering have been named as defendants in a securities class action lawsuit in the United States Federal District Court for the Southern District of New York asserting claims related to macro-economic situation in Brazil and emphasized by the subject matter of the internal review at Cnova Brazil.

The Company considers that they are unable at this time to predict the extent of the potential liability in these matters, including what, if any, parallel action the SEC might take as a result of the facts at issue in these matters or the related internal review conducted by the Company and its advisors retained by the board of directors.

We reviewed the documentation underlying the Company’s position and the disclosure in the financial statement with that respect (Note 30).

Our audit procedures included, among others, the request for external lawyers letters.

Goodwill (note 20)

Under IFRSs, the Group is required to annually test the amount of goodwill for impairment. This annual impairment test was significant to our audit due to the fact that the balance of €391 million as at 31 December 2015 is material to the financial statements. In addition, management’s assessment process is complex and highly judgmental and is based on assumptions, such as discount rates and expected revenues and costs, which are affected by expected future market or economic conditions, particularly those in Brazil.

Our audit procedures included, among others, using a valuation expert to assist us in evaluating the assumptions and methodologies used by the Group, in particular those relating to the forecasted revenue growth and profit margins. We also focused on the adequacy of the Group’s disclosures about those assumptions to which the outcome of the impairment test is most sensitive, that is, those that have the most significant effect on the determination of the recoverable amount of goodwill.

Estimation in respect of PIS COFINS and ICMS receivables and recognition of deferred tax assets (note 15)

In Brazil, revenue from sales and services is subject to taxation by State Value-Added Tax (‘‘ICMS’’) and Services Tax (‘‘ISS’’), as well as to Social Contribution Tax on Gross Revenue for the Social Integration Program (‘‘PIS’’) and Social Contribution Tax on Gross Revenue for Social Security Financing (‘‘COFINS”), according to the tax rates currently in force. The taxes (basically equivalent to VAT receivables) are presented as a deduction from sales in the income statement of the year.

Management is required to exercise judgement when determining the appropriate amount to recognize in Brazil in respect of PIS COFINS and ICMS positions.

Where deferred tax assets arise, management judgement is required to assess the recoverability of the balance, in particular by reference to forecast future taxable income.

The periods over which the deferred tax assets are expected to be recovered can be extensive.

Furthermore, the abovementioned matters were significant to our audit due to their materiality in relation to the consolidated financial statements as at 31 December 2015.

We reviewed the recoverability plan for the next five years prepared by the Company including the assumptions underlying the recognition of PIS COFINS and ICMS receivables.

In regards to deferred tax asset, our procedures included testing the rates applied to calculate deferred tax balances, and examining documentation supporting the recoverability of deferred tax assets recognized, placing particular emphasis on the reasonableness of the forecasts which underpin the asset recognition.

We found that support for the recognition of these deferred tax assets was consistent with the long term business plans used by management to manage and monitor the performance of the business, approved by those charged with governance.

We performed procedures to determine that the disclosure in the financial statements provide adequate information on PIS, COFINS and ICMS receivables and in line with applicable accounting standards.

Revenue recognition (note 7)

Net sales include revenue from product sales (either business to consumer direct sales or business to business transactions), marketplaces sales (commissions) and other revenues. Those revenues are recognized to the extent that it is probable that the economic benefits will flow to Cnova and the revenue can be reliably measured, regardless of when the payment is being made.

As part of transactions through the marketplaces, it is assessed whether it is appropriate to record the gross amount of the product sold and its related costs or the net amount as a commission based on the analysis of the obligation in the arrangement.

Our audit procedures included considering the appropriateness of the Group’s revenue recognition accounting policies and assessing compliance with the policies in terms of applicable accounting standards. We tested the effectiveness of the Group’s controls over correct timing of revenue recognition.

We also considered the adequacy of the Group’s disclosures (in note 7) in respect of revenue.

Rebates and similar agreements (note 7)

Supplier rebates and contributions to common marketing campaign are measured based on contracts signed with suppliers. They are billed in installments over the year. At each year-end, an accrual is recorded for the amount receivable or payable, corresponding to the difference between the value of the services actually rendered to the supplier and the sum of the installments billed during the year.

Our audit procedures included the update of our understanding of the process, performing a walkthrough of the class of transactions involved and evaluating the design of controls in this area. We also tested relevant controls over applications registering the purchase conditions with suppliers and identifying the purchases object of rebates and reviewed a sample of agreements with suppliers allowing an adequate coverage, checking agreements’ terms and signatures. We analyzed last year reversal of accruals and the adequacy of cash in compared to rebates recorded.

We considered the adequacy of the Group’s disclosures (in note 7) in respect of rebates and similar agreements.

Responsibilities of management and the board of directors for the financial statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-International Financial Reporting Standards and Part 9 of Book 2 of the Dutch Civil Code, and for the preparation of the board of director’s report in accordance with Part 9 of Book 2 of the Dutch Civil Code. Furthermore, management is responsible for such internal control as management determines what is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to fraud or error.

As part of the preparation of the financial statements, management is responsible for assessing the Company’s ability to continue as a going concern. Based on the financial reporting frameworks mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the Company’s ability to continue as a going concern in the financial statements.

The board of directors is responsible for overseeing the Company’s financial reporting process.

Our responsibilities for the audit of the financial statements

Our objective is to plan and perform the audit assignment in a manner that allows us to obtain sufficient and appropriate audit evidence for our opinion.

Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all errors and fraud.

Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.

We have exercised professional judgment and have maintained professional skepticism throughout the audit, in accordance with Dutch Standards on Auditing, ethical requirements and independence requirements. Our audit included e.g.:

•            Identifying and assessing the risks of material misstatement of the financial statements, whether due to fraud or error, designing and performing audit procedures responsive to those risks, and obtaining audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•            Obtaining an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•            Evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•            Concluding on the appropriateness of management’s use of the going concern basis of accounting, and based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company ceasing to continue as a going concern.

•            Evaluating the overall presentation, structure and content of the financial statements, including the disclosures.

•            Evaluating whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

Because we are ultimately responsible for the opinion, we are also responsible for directing, supervising and performing the group audit. In this respect we have determined the nature and extent of the audit procedures to be carried out for group entities. Decisive were the size and/or the risk profile of the group entities or operations. On this basis, we selected group entities for which an audit or review had to be carried out on the complete set of financial information or specific items.

We communicate with the board of directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant findings in internal control that we identify during our audit.

We provide the board of directors with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the board of directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, not communicating the matter is in the public interest.

Report on other legal and regulatory requirements

Report on the board of directors’ report and the other information

Pursuant to legal requirements of Part 9 of Book 2 of the Dutch Civil Code (concerning our obligation to report about the board of directors’ report and other information):

•            We have no deficiencies to report as a result of our examination whether the board of directors’ report, to the extent we can assess, has been prepared in accordance with Part 9 of Book 2 of the Dutch Civil Code, and whether the information as required by Part 9 of Book 2 of the Dutch Civil Code has been annexed.

•            We report that the board of directors’ report, to the extent we can assess, is consistent with the financial statements.

Engagement

We were engaged by the board of directors as auditor of Cnova N.V. on 16 November, 2015, as of the audit for the year 2015 and have operated as statutory auditor since that date.

Amsterdam, 23 September 2016

Ernst & Young Accountants LLP

Signed by Tom Wiffrie

2.                                     DIVIDEND RIGHTS

To the extent any profits remain after reservation by our board of directors, a preferred dividend accrues on the special voting shares to an amount equal to one percent (1%) of the aggregate nominal value of the special voting shares that are issued and not held by the Company itself, which amount will not be distributed to the Voting Depository (the sole holder of the special voting shares) but will be added to a special dividend reserve of the Company. Any profits remaining thereafter will be at the disposal of the general meeting of shareholders for distribution to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.

3.                                     MAJOR SHAREHOLDERS

The following table and the notes thereto set forth certain information with respect to the beneficial ownership of our ordinary shares as of August 30, 2016 for:

•                  each shareholder known by us to be the beneficial owner of more than 5% of our outstanding ordinary shares or special voting depository receipts for special voting shares;

•                  each of our directors and executive officers individually; and

•                  all of our directors and executive officers as a group.

Casino, Dutch HoldCo CBD, Dutch Holdco VV, and Éxito together beneficially own 405,727,914 of our ordinary shares and 98.5% of our special voting depository receipts for our issued and outstanding special voting shares, representing 95.1% of the voting power of all of our ordinary shares and special voting shares together as a single class.

The amounts and percentages of ordinary shares and special voting depository receipts beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities, and are based on the most recent information provided to the Company. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares and special voting depository receipts.

For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of August 30, 2016 to be outstanding and to be beneficially owned by the person holding the options or warrants for the purposes of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person.

The Founding Shareholders own directly or indirectly 100% of the isssued and outstanding Special Voting Depository Receipts for Special Voting Shares pursuant to our Articles of Association, which entitles them to double voting rights (“Double Voting Rights”) in accordance with the terms of the Special Voting Agreement. In particular, for each ordinary share received in, or prior to, the 2014 Reorganization which the Founding Shareholders vote, they receive two votes because they hold special voting depository receipts, which are stapled to special voting shares, even though as a legal and technical matter, the ordinary and special voting shares are separate securities. Thus, the Founding Shareholders have control over votes on fundamental and significant corporate matters and transactions pursuant to the Special Voting Agreement.

Except as otherwise indicated, the business address for each of our shareholders listed below is c/o Cnova N.V., WTC Schiphol Airport, Tower D, 7th Floor, Schiphol Boulevard 273, 1118 BH Schiphol, The Netherlands.

Shares Beneficially Owned(1)
Special Voting
			Depository Receipts for		% of Total
	Ordinary Shares		Special Voting Shares		Voting
Name of Beneficial Owner	Number	%	Number	%	Power
Major Shareholders:
Casino, Guichard-Perrachon S.A.(2)(3)(4)(6)	405,727,914	91.9%	405,727,914	98.5%	95.1%
Almacenes Éxito S.A.(4)(7)	214,753,845	48.7%	214,753,845	52.1%	50.4%

Companhia Brasileira de Distribuição(4)(5)(7)	214,094,462	48.5%	214,094,462	52.0%	50.2%
Via Varejo S.A.(4)(5)(7)	96,790,798	21.9%	96,790,798	23.5%	22.7%
Euris S.A.S.(3)	408,227,914	92.5%	405,727,914	98.5%	95.6%
Jean-Charles Naouri(2)(3)(4)(6)	408,227,914	92.5%	405,727,914	98.5%	95.6%
Officers and Directors: (8)
Peter Estermann	—	—	—	—	—
Yves Desjacques	—	—	—	—	—
Silvio J. Genesini	*	*	—	—	*
Eleazar de Carvalho Filho	*	*	—	—	*
Ronaldo Iabrudi dos Santos Pereira	—	—	—	—	—
Didier Lévêque	—	—	—	—	—
Bernard Oppetit	*	*	—	—	*
Arnaud Strasser	—	—	—	—	—
Antoine Giscard d’Estaing	—	—	—	—	—
Emmanuel Grenier	—	—	—	—	—
Pascal Rivet	—	—	—	—	—
Steven Geers	—	—	—	—	—
Stéphane Brunel	—	—	—	—	—
All directors and executive officers as a group (13 persons)	*	*	*	*	*

*                 Less than 1%.

(1)         Beneficial ownership interests as of August 30, 2016 are set forth on the basis of 441,297,846 ordinary shares and 411,730,895 special voting depository receipts for special voting shares outstanding.

(2)         Based on Amendment No.1 to the Schedule 13G filed by Casino, Guichard-Perrachon, S.A. and other reporting persons on February 16, 2016 and information provided by the reporting persons, or otherwise available, to the Company (including information contained in the Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V.within Via Varejo S.A. attached as Exhibit (a)(2) to Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 15, 2016). Includes 190,974,069 ordinary shares directly held of record by Casino and 190,974,069 special voting depository receipts for our special voting shares issued to Casino upon completion of the initial public offering; 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 659,383 special voting depository receipts for our special voting shares issued to Almacenes Éxito S.A. upon the completion of the initial public offering; and 117,303,664 ordinary shares held of record by Dutch HoldCo CBD and 117,303,664 special voting depository receipts for our special voting shares allocated to Dutch HoldCo CBD upon the demergers of Dutch HoldCo and Lux HoldCo as of July 14, 2016; and 96,790,798 ordinary shares held of record by Dutch HoldCo VV and 96,790,798 special voting depository receipts for our special voting shares allocated to Dutch HoldCo VV upon the demergers of Dutch HoldCo and Lux HoldCo as of July 14, 2016. Casino, Guichard-Perrachon S.A., is an indirect controlling shareholder of Almacenes Éxito S.A. and may, therefore, be deemed to be the beneficial owner of the ordinary shares and special voting depositary receipts for special voting shares held of record by Almacenes Éxito S.A. Additionally, following transactions described below in “—Significant Changes,” Casino holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. See Notes (4), (5) and (7) for more information on Dutch HoldCo CBD and Dutch Hold Co VV.

(3)         Based on Amendment No.1 to the Schedule 13G filed by Casino, Guichard-Perrachon, S.A. and other reporting persons on February 16, 2016 and information provided by the reporting persons, or otherwise available, to the Company (including information contained in the Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V.within Via Varejo S.A. attached as Exhibit (a)(2) to Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 15, 2016).,

Mr. Naouri is the indirect controlling shareholder of Casino and may, therefore, be deemed to be the beneficial owner of 92.5% of our ordinary shares and 100% of our special voting depositary receipts for special voting shares. As of December 31, 2015: (i) Mr. Jean-Charles Naouri held, directly or indirectly, 99.9% of the equity securities and 99.9% of the voting power of Euris S.A.S. (which is also a holder of record of 2,500,000 ordinary shares of Cnova), in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, entitling Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits; (ii) Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and approximately 92.4% of the voting power of Finatis S.A.; (iii) Finatis S.A. held, directly or indirectly, 89.3% of the equity securities and the voting power of Foncière Euris S.A.; (iv) Foncière Euris S.A. held, directly or indirectly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A.; (v) Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its shares traded on Euronext Paris. Each of Mr. Naouri, Euris S.A.S., Finatis S.A., Foncière Euris S.A. and Rallye S.A. may be deemed to beneficially own the 405,727,914 ordinary shares and the 405,727,914 special voting depository receipts for special voting shares beneficially owned by Casino, Guichard-Perrachon S.A. Additionally, Mr. Naouri may be deemed to beneficially own the 408,227,914 ordinary shares and the 405,727,914 special voting depository receipts for special voting shares beneficially owned by Euris S.A.S. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Dutch HoldCo CBD and Dutch Hold Co VV and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(4)         Based on Amendment No. 1 to the Schedule 13G filed by Companhia Brasileira de Distribuição and other reporting persons on February 16, 2016 and information provided by the reporting persons, or otherwise available, to the Company (including information contained in the Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V.within Via Varejo S.A. attached as Exhibit (a)(2) to Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 15, 2016), Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Wilkes Participações S.A., a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição, and Segisor SAS, also a holding entity controlled by Casino, Guichard-Perrachon S.A., holds 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., for the reasons set forth in Notes (5) and (7) below, Almacenes Exito S.A., Wilkes Participações S.A. and Segisor SAS may be deemed to be the beneficial holder of 117,303,664 ordinary shares and 117,303,664 special voting depository receipts held by Dutch HoldCo CBD and 96,790,798 ordinary shares and 96,790,798 special voting depository receipts held by Dutch HoldCo VV. Each of Casino, Guichard-Perrachon S.A., Almacenes Exito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting depository receipts for our special voting shares held of record by each of Dutch HoldCo CBD and Dutch HoldCo VV, except to the extent of any pecuniary interest therein.

(5)         Based on Amendment No.1 to the Schedule 13G filed by Companhia Brasileira de Distribuição and other reporting persons on February 16, 2016 and information provided by the reporting persons, or otherwise available, to the Company (including information contained in the Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V.within Via Varejo S.A. attached as Exhibit (a)(2) to Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 15, 2016), Companhia Brasileira de Distribuição holds, directly or indirectly, 100% of the equity securities and voting power of Lux HoldCo CBD. Lux HoldCo CBD holds 100% of the equity securities and voting power of Dutch HoldCo CBD. Thus, Companhia Brasileira de Distribuição may be deemed to be the beneficial owner of 117,303,664 of our ordinary shares and 117,303,664 of our special voting depository receipts held of record by Dutch HoldCo CBD. Companhia Brasileira de Distribuição disclaims beneficial ownership in the ordinary shares and special voting depository receipts for our special voting shares owned by Dutch HoldCo CBD, except to the extent of any pecuniary interest therein. In addition, Companhia Brasileira de Distribuição owns, directly or indirectly, 43.3% of the equity securities and 62.6% of the voting power of Via Varejo S.A. Via Varejo S.A. is a public company with its shares traded on the Brazilian Securities, Commodities and Futures Exchange. Based on information provided by the reporting persons to the Company, following the demergers of Dutch HoldCo and Lux HoldCo as of July 14, 2016, Via Varejo S.A. holds, directly or indirectly, 100% of the equity securities and voting power of Lux HoldCo VV. Lux HoldCo VV holds 100% of the equity securities and voting power of Dutch HoldCo VV. Thus, Via Varejo S.A., and, by its ownership of Via Varejo S.A., Companhia Brasileira de Distribuição,  may be deemed to be the beneficial owner of 96,790,798 of our ordinary shares and 96,790,798 of our special voting depository receipts held of record by Dutch HoldCo VV.

(6)         As the indirect controlling shareholder of each of Casino, Guichard-Perrachon S.A., Via Varejo S.A., Companhia Brasileira de Distribuição and Almacenes Éxito S.A., Mr. Jean-Charles Naouri may be deemed to have voting or investment control over each of the foregoing entities and the ordinary shares and special voting depositary receipts for special voting shares directly or indirectly owned by them. Mr. Naouri disclaims beneficial ownership in the ordinary shares and special voting depositary receipts for special voting shares owned directly or indirectly by each of Casino, Guichard-Perrachon S.A., Via Varejo S.A., Companhia Brasileira de Distribuição and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(7)         Based on Amendment No.1 to the Schedule 13G filed by Almacenes Éxito S.A. on February 16, 2016 and information provided by the reporting persons, or otherwise available, to the Company (including information contained in the Supplemental Information Statement Relating to the Reorganization of the Brazilian Activities of Cnova N.V.within Via Varejo S.A. attached as Exhibit (a)(2) to Amendment No. 1 to the Schedule 13E-3 filed with the SEC on September 15, 2016), Almacenes Éxito S.A. is the holder of record of 659,383 ordinary shares and 659,383 special voting depository receipts for our special voting shares issued to it upon the completion of Cnova’s initial public offering. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. In addition, because Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição, it may be deemed to be the beneficial owner of 117,303,664 ordinary shares and 117,303,664 special voting depository receipts held of record by Dutch HoldCo CBD, which are indirectly beneficially owned by Companhia Brasileira de Distribuição, and 96,790,798 ordinary shares and 96,790,798 special voting depository receipts held of record by Dutch HoldCo VV, which are indirectly beneficially owned by Companhia Brasileira de Distribuição through its interest in Via Varejo S.A. See Notes (4) and (5) for more information on Dutch HoldCo CBD and Dutch HoldCo VV. . .

(8)         Jean-Charles Naouri and Líbano Miranda Barroso are no longer directors as of August 28, 2015 and November 20, 2015, respectively. Fernando Tracanella, Germán Quiroga and Vitor Fagá de Almeida are no longer executive officers as of March 26, 2015, January 21, 2016 and June 10, 2016 respectively.

4.                                     SPECIAL VOTING SHARES

As explained in “17.2 Agreements Relating to Our Shares - Special Voting Agreement,” a special voting structure allows Founding Shareholders and their Permitted Transferees, as those terms are defined in the Special Voting Agreement, to directly or indirectly receive twice as many voting rights in our general meeting of shareholders as the number of ordinary shares held by them and which are registered in our Founders Share Register (the “Double Voting Right Structure”).

In order to facilitate the Double Voting Right Structure, the Voting Depository has been incorporated as a foundation (stichting) under Dutch law. The Voting Depository is required to observe the provisions of the Special Voting Agreement, its articles of association and the Terms and Conditions (as described in “17.2 Agreements Relating to Our Shares - Special Voting Agreement”), in which organizational documents the Double Voting Right Structure will be “hard-wired” to the extent possible and appropriate.

The board of the Voting Depository is independent from the Company.

The members of the board of the Voting Depository are appointed, dismissed and suspended by a two-thirds supermajority of the holders of special voting depository receipts issued by the Voting Depository (i.e., the Founding Shareholders or their Permitted Transferees).

In order to allow our Founding Shareholders to directly or indirectly participate in the Double Voting Right Structure, certain Founding Shareholders, Nova HoldCo, Lux HoldCo, Dutch HoldCo and the Voting Depository entered into the Special Voting Agreement setting out the contractual terms of the Double Voting Right Structure. The ordinary shares held by Casino, Dutch HoldCo and Almacenes Éxito S.A. were registered in a separate section (the “Founders Share Register”) of our shareholders’ register before entering into the Special Voting Agreement.

Any ordinary share so registered in the Founders Share Register is not included in the regular trading system. These ordinary shares cannot be transferred in book-entry form via the regular trading system for as long as they are recorded in the Founders Share Register. In case of a transfer of such ordinary shares, except to a Permitted Transferee, the related Double Voting Rights will be lost.

We issued one special voting share to the Voting Depository (and only to the Voting Depository) for each ordinary share registered in the Founders Share Register. The nominal value of the special voting shares was paid up by charging our special capital reserve. The Voting Depository in turn issued one special voting depository receipt to each of Casino, Dutch HoldCo and Almacenes Éxito S.A. (and only to them) for each ordinary share held by them and registered in the Founders Share Register. The special voting depository receipts were issued without a consideration being payable.

Special voting depository receipts may only be held by Founding Shareholders and other Permitted Transferees. For this purpose, a “Permitted Transferee” is:

•                  a Founding Shareholder and its legal successors; and

•                  any entity that is (and only for as long as it remains) at least 90% controlled, directly or indirectly, by one or more Founding Shareholders, meaning that at least 90% of the shares, units, memberships or participations, as well as the voting rights attached thereto, are held, directly or indirectly, by one or more Founding Shareholders (i.e. including Nova HoldCo, Lux HoldCo and Dutch HoldCo and their respective legal successors as long as they remain 90% controlled by one or more Founding Shareholders).

New special voting shares may be issued by us to the Voting Depository only to the extent that Founding Shareholders (or their Permitted Transferees) (i) subscribe for additional ordinary shares in a capital increase of the Company (no additional special voting shares will be issued in relation to a purchase of additional ordinary shares from third parties) and (ii) register those ordinary shares in the Founders Share

Register (making those ordinary shares non-tradable). For each special voting share thus issued, one additional special voting depository receipt will be newly issued by the Voting Depository to the relevant Founding Shareholder(s) (or Permitted Transferee(s)) participating in such capital increase of the Company.

The special voting shares vote together with the ordinary shares as a single class, such that our Founding Shareholders have Double Voting Rights. However, as a legal and technical matter, they are a separate security. The Voting Depository may not transfer the special voting shares (other than to the Company) and the special voting shares will not be listed. Similarly, special voting depository receipts may not be transferred (other than to Permitted Transferees or to the Company).

Each special voting depository receipt is “stapled” to the underlying special voting share. Each special voting share is, in turn, “stapled” to the ordinary share in respect of which it is issued.

The special voting depository receipts carry no economic rights and any (minimal) economic rights attached to the special voting shares will be waived by the Voting Depository, although Cnova agreed to reimburse the Voting Depository for reasonable costs incurred by it in connection with the administration and operation of the Double Voting Right Structure.

In respect of each general meeting of shareholders of the Company, each special voting depository receipt carries the right:

•                  to request and receive an ad hoc voting proxy for that particular general meeting of shareholders from the Voting Depository in order to exercise the voting rights in respect of the special voting share which is “stapled” to that special voting depository receipt; or

•                  to instruct the Voting Depository to vote the special voting share which is “stapled” to that special voting depository receipt as directed by the holder thereof resulting in Double Voting Rights for the Founding Shareholders (directly or indirectly through Nova HoldCo, Lux HoldCo and Dutch HoldCo) and other Permitted Transferees in respect of the ordinary shares registered in the Founders Share Register.

To the extent that, at a general meeting of shareholders of the Company, no voting proxy is issued and no voting instruction is given in respect of one or more special voting shares (or if the Voting Depository holds special voting shares for which, for any reason, no special voting depository receipts are outstanding), the special voting shares concerned will not be voted by the Voting Depository (and shall not be taken into account for the computation of the presence of a quorum at such general meeting of shareholders).

Special voting depository receipts will be forfeited (and the “stapled” special voting share will be transferred by the Voting Depository back to the Company for no consideration) if:

•                  the holder of that special voting depository receipt transfers the “stapled” ordinary share to another party other than a Permitted Transferee or includes, or causes the inclusion of, the “stapled” ordinary share in a clearing, settlement or trading system of a stock exchange; or

•                  the holder of that special voting depository receipt ceases to be a Permitted Transferee (as the result of the Founding Shareholders failing to maintain the requisite level of control of that entity).

Special voting depository receipts may, together with the “stapled” ordinary shares, be transferred between Founding Shareholders and other Permitted Transferees.

Any amendment to the Terms and Conditions by the Board of the Voting Depository and any amendment to the Special Voting Agreement will require the approval of the Company and a resolution of the holders of special voting depository receipts adopted by two-thirds majority. The Double Voting Right Structure can be terminated by an affirmative vote of the holders of special voting depository receipts adopted by two-thirds majority, or at the request of a shareholder that, alone or together with its group companies, holds at least 95% of the issued and outstanding ordinary shares in our capital, provided such shareholder undertakes to start squeeze-out proceedings pursuant to Section 2:92a of the Dutch Civil Code as soon as practicable following termination of the Double Voting Right Structure.

5.                                     EVENTS AFTER THE BALANCE SHEET DATE

For information regarding subsequent events, see note 32 to the consolidated financial statements.

6.                                     PROFIT APPROPRIATION

The Board of Directors of the Company proposes to appropriate the loss for the period to the retained earnings.

Signature page to the 2015 Financial Statements of Cnova N.V.

THE BOARD OF DIRECTORS OF CNOVA N.V.

/s/ Peter Estermann	/s/ Didier Lévêque

/s/ Silvio J. Genesini	/s/ Eleazar de Carvalho Filho

/s/ Ronaldo Iabrudi dos Santos Pereira	/s/ Antoine Giscard d’Estaing

/s/ Bernard Oppetit	/s/ Arnaud Strasser

/s/ Yves Desjacques	/s/ Emmanuel Grenier